UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule l4d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 10l(b)(8)	☐

Note:      Regulation S-T Rule l0l(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Zedex Minerals Limited
_________________________________________________________
(Name of Subject Company)

__________________________________________________________
(Translation of Subject Company’s Name into English (if applicable))

New Zealand
_______________________________________________________
(Jurisdiction of Subject Company’s Incorporation or Organization)

Olympus Pacific Minerals Inc.
___________________________________________________________
(Name of Person(s) Furnishing Form)

Common Stock
___________________________________________________________
(Title of Class of Subject Securities)

68162Q
___________________________________________________________
(CUSIP Number of Class of Securities (if applicable))

James Berns, Esq., Berns & Berns,
767 Third Avenue, 23rd Fl., New York, NY 10017
(212) 332-3320
__________________________________________________________________
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 13, 2009
__________________________________________________________________
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1 – Home Jurisdiction Document

Amalgamation Proposal Relating to an Amalgamation of Olympus Pacific Minerals NZ Limited and Zedex Minerals Limited

Item 2 - Informational Legends

On page 2, immediately after title page, of Item 1 above.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III - CONSENT TO SERVICE OF PROCESS

Being filed concurrently.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     /s/ David A. Seton
(signature)

______________________________
David Seton, Chief Executive Officer

     November 13, 2009
Date

AMALGAMATION PROPOSAL

Relating to an amalgamation of Olympus Pacific Minerals

NZ Limited and Zedex Minerals Limited

ARBN 107 523 428

DATED 13 NOVEMBER 2009

This is an important document and requires your immediate attention.  You should read all of it and the accompanying documentation before deciding whether to vote in favour of the resolution required to implement the Amalgamation referred to in the Notice of Meeting accompanying this Amalgamation Proposal.

IMPORTANT

If you are in any doubt as to any aspect of the Amalgamation Proposal, you should consult an independent financial or legal adviser immediately.

If you have sold all of your shares in Zedex Minerals Limited you should immediately hand this Amalgamation Proposal and the accompanying documentation to the purchaser, or to the broker or person through whom the sale was made, to be passed on to the purchaser.

IMPORTANT NOTICE TO UNITED STATES INVESTORS

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Amalgamation Proposal, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities law. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

IMPORTANT INFORMATION

(The information in this section is required under the New Zealand Securities Act 1978.)

Investment decisions are very important.  They often have long-term consequences.  Read all documents carefully.  Ask questions.  Seek advice before committing yourself.

CHOOSING AN INVESTMENT

When deciding whether to invest, consider carefully the answers to the following questions that can be found on the pages noted below:

What sort of investment is this?	Page 87

Who is involved in providing it to me?	Page 91

How much do I pay?	Page 93

What are the charges?	Page 93

What returns will I get?	Page 93

What are my risks?	Page 96

Can the investment be altered?	Page 104

How do I cash in my investment?	Page 105

Who do I contact with enquiries about my investment?	Page 105

Is there anyone to whom I can complain if I have problems with the investment?	Page 106

What other information can I obtain about this investment?	Page 106

In addition to the information in this document, important information can be found in the current registered prospectus for this investment.  You are entitled to a copy of that prospectus on request1.

Engaging an Investment Adviser

An investment adviser must give you a written statement that contains information about the adviser and his or her ability to give advice.  You are strongly encouraged to read that document and consider the information in it when deciding whether or not to engage an adviser.

Tell the adviser what the purpose of your investment is.  This is important because different investments are suitable for different purposes, and carry different levels of risk.

The written statement should contain important information about the adviser, including:

_____________________________
1
This is the wording required under Schedule 13 of the Securities Regulations 2009, which contemplates a separate investment statement and prospectus.  The two documents have been combined in this Amalgamation Proposal.  Accordingly, the prospectus available on request is identical to this document.

•	Relevant experience and qualifications, and whether dispute resolution facilities are available to you; and

•	What types of investments the adviser gives advice about; and

•	Whether the advice is limited to investments offered by 1 or more particular financial institutions; and

•
Information that may be relevant to the adviser's character, including certain criminal convictions, bankruptcy, any adverse findings by a court against the adviser in a professional capacity, and whether the adviser has been expelled from, or prohibited from joining, a professional body; and

•
Any relationships likely to give rise to a conflict of interest. The adviser must also tell you about fees and remuneration before giving you advice about an investment.  The information about fees and remuneration must include:

•	The nature and level of the fees you will be charged for receiving the advice; and

•	Whether the adviser will or may receive a commission or other benefit from advising you.

An investment adviser commits an offence if he or she does not provide you with the information required.

IMPORTANT NOTICE

This Amalgamation Proposal is a combined investment statement and prospectus prepared for the purposes of the Securities Act 1978 and the Securities Regulations 2009.  It is prepared as at, and dated, 13 November 2009.

This Amalgamation Proposal describes the terms of the offer of 1 fully paid ordinary share in Olympus Pacific Minerals, Inc in exchange for every 2.4 Zedex Minerals Limited shares in connection with a proposed amalgamation of Zedex Minerals Limited with Olympus Pacific Minerals NZ Limited.  It also describes the risks associated with this investment.

The purpose of this Amalgamation Proposal is to provide information that is likely to assist a prudent but non-expert person to decide whether or not to vote in favour of the Amalgamation.  You should read all of it and the accompanying documentation before deciding how to vote.  If you are in any doubt as to how to deal with this Amalgamation Proposal, please consult an independent financial or legal adviser immediately.

Olympus Pacific Minerals, Inc shares are not being offered to any person other than Zedex Minerals Limited shareholders under this Amalgamation Proposal.

No person is authorised to give any information or make any representation in connection with the Amalgamation, which is not contained in this Amalgamation Proposal.  Any information or representation not so contained may not be relied upon as having been authorised by Olympus Pacific Minerals, Inc, Olympus Pacific Minerals NZ Limited or Zedex Minerals Limited.

No person named in this Amalgamation Proposal, nor any other person, guarantees the Olympus Pacific Minerals, Inc shares to be issued or transferred to shareholders in Zedex Minerals Limited as part of the Amalgamation.

DEFINITIONS

Defined terms used in this Amalgamation Proposal have the meaning given to them in the Glossary on page 139.  All references to $ are to United States dollars unless specified otherwise.

EXCHANGE RATES

As at 12 November 2009 being the last practicable date prior to finalisation of this Amalgamation Proposal one United States dollar equated to approximately:

AUD: 1.077

CAD: 1.056

NZD: 1.349

STOCK EXCHANGE LISTING

Olympus Pacific Minerals, Inc shares (identical to the Olympus Pacific Minerals, Inc shares being offered to Zedex Minerals Limited shareholders as part of the Amalgamation) are listed on the TSX under the company code “OYM”.  The shares are also listed on the Frankfurt Stock Exchange under the code “OP6” and on the OTCBB in the United States of America under the code “OLYMF”.

Application will be made to ASX for the Olympus Pacific Minerals, Inc shares (including those to be issued or transferred to shareholders of Zedex Minerals Limited in connection with the Amalgamation) to be quoted on the ASX in the form of Olympus CDIs.  As of the date of this Amalgamation Proposal Olympus shares have not been accepted for quotation on ASX.

Olympus is in the process of applying to ASIC to be registered as a foreign company in Australia, which is necessary for Olympus to be admitted to the Official List of the ASX.

The admission of Olympus to the Official List of the ASX and the quotation of Olympus shares on the ASX in the form of Olympus CDIs is not a condition of the Amalgamation.

A copy of this Amalgamation Proposal will be provided to ASX. Neither ASX nor any of its officers take any responsibility for any statement in this Amalgamation Proposal.  The fact that ASX may admit Olympus Pacific Minerals, Inc to its Official List is not to be taken in any way as an indication of the merits of Olympus Pacific Minerals, Inc.

NEW ZEALAND REGISTRATION

A copy of this Amalgamation Proposal, duly signed by or on behalf of the directors of Olympus Pacific Minerals, Inc (as the issuer) and by or on behalf of Olympus Pacific Minerals NZ Limited and Zedex Minerals Limited and their respective directors (as promoters of the offer of Olympus Pacific Minerals, Inc shares described in this Amalgamation Proposal) and having attached thereto (i) copies of the material contracts referred to in section 9 on page 125, (ii) the full version of the Independent Appraisal Report, (iii) the auditors’ reports set out in Annexure G on page 240, (iv) the consents of experts referred to in section 9 on page 112  and (v) the relevant agent authorities to sign this Amalgamation Proposal, being the documents required by the Securities Act 1978 to be attached to this Amalgamation Proposal, have been delivered to the Registrar of Companies at Auckland for registration under section 42 of the Securities Act 1978.

AUSTRALIAN LODGEMENT

This Amalgamation Proposal is an Australian prospectus (with respect to the offer by Olympus Pacific Minerals, Inc and Olympus Pacific Minerals NZ Limited of Olympus Pacific Minerals, Inc shares to shareholders of Zedex Minerals Limited resident in Australia) and has been lodged by Olympus Pacific Minerals, Inc and Olympus Pacific Minerals NZ Limited with the Australian Securities and Investments Commission.  The Australian Securities and Investments Commission does not take any responsibility for the contents of this Amalgamation Proposal.

NOTICE TO SHAREHOLDERS IN COUNTRIES OTHER THAN NEW ZEALAND AND AUSTRALIA

The distribution of this Amalgamation Proposal in jurisdictions outside New Zealand and Australia may be restricted by law, and persons who come into possession of it should seek advice on and observe any such restrictions.  Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

FORWARD-LOOKING STATEMENTS

This Amalgamation Proposal contains certain statements that relate to the future.  Such forward-looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of Olympus Pacific Minerals, Inc, Olympus Pacific Minerals NZ Limited, or Zedex Minerals Limited, which may cause the actual results, performance, or achievements of Olympus Pacific Minerals, Inc, Olympus Pacific Minerals NZ Limited or Zedex Minerals Limited to differ materially from those expressed or implied by such statements.

All statements, other than statements of historical facts, included in this Amalgamation Proposal that address activities, events, or developments that Olympus Pacific Minerals, Inc, Olympus Pacific Minerals NZ Limited, or Zedex Minerals Limited expect or anticipate will or may occur in the future, including such things as future cost savings or capital expenditure (including the amount and nature thereof), product prices, business strategy, and measures to implement strategy, competitive strengths, goals, expansion, and growth of Olympus Pacific Minerals, Inc, Olympus Pacific Minerals NZ Limited, or Zedex Minerals Limited and their respective subsidiaries’ businesses and operations, references to future success and other such matters are forward-looking statements.  When used in this Amalgamation Proposal the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on certain assumptions and analyses made by Olympus Pacific Minerals, Inc, Olympus Pacific Minerals NZ Limited, or Zedex Minerals Limited in light of their experience and their perception of historical trends, current conditions, and expected future developments, as well as other factors they believe are appropriate in the circumstances.  However, whether actual future results and developments will conform to their expectations and predictions is subject to a number of risks and uncertainties, including the significant considerations discussed in this Amalgamation Proposal, and particularly the risks set out in section 4 on pages 25 to 30 and the risks set out under the heading “What are my risks?” in section 8 on pages 96 to 104.  Important factors that could cause actual results to differ materially from those implied by the forward-looking statements include, but are not limited to, the matters set forth in those sections of this Amalgamation Proposal and other factors, many of which are beyond the control of Olympus Pacific Minerals, Inc, Olympus Pacific Minerals NZ Limited, or Zedex Minerals Limited and their respective subsidiaries.  Consequently, all of the forward-looking statements made in this Amalgamation Proposal are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Olympus Pacific Minerals, Inc, Olympus Pacific Minerals NZ Limited and Zedex Minerals Limited will be realised or, even if substantially realised, that they will have the expected consequences to or effects on Olympus Pacific Minerals, Inc, Olympus Pacific Minerals NZ Limited and Zedex Minerals Limited and their respective subsidiaries or their respective businesses or operations.

The cautionary statements contained or referred to in this section should be considered in connection with any written or oral forward-looking statements that may subsequently be issued by Olympus Pacific Minerals, Inc, Olympus Pacific Minerals NZ Limited, or Zedex Minerals Limited or persons authorised to act on their behalf.  None of Olympus Pacific Minerals, Inc, Olympus Pacific Minerals NZ Limited, or Zedex Minerals Limited undertakes any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Amalgamation Proposal or to reflect the occurrence of unanticipated events, except as required by the ASX Listing Rules, TSX Listing Rules or applicable laws and regulations.

1.	IMPORTANT DATES*

25 November 2009	Amalgamation Proposal and related documentation sent to Zedex shareholders.

15 December 2009, 10.00am	Proxies close for Zedex Special Meeting and record date for eligibility to vote at the Zedex Special Meeting.

17 December 2009, 10:00am	Zedex Special Meeting.

11 January 2010	Latest day for Zedex shareholders to give a notice requiring purchase in relation to Minority Buy-out Rights (see Note 1).

12 January 2010	Effective Date of the Amalgamation (if approved).

12 January 2010	Estimated date that Zedex shares will cease to trade on the ASX

18 January 2010, 5.00pm (AEST)	Estimated Record Date for issue and transfer of the Olympus shares in consideration for cancellation of Zedex shares.

25 January 2010	Estimated date of issue and transfer of the Olympus shares to Zedex shareholders/Olympus CDIs to CDN (see Note 2).

25 January 2010	Estimated date for despatch of holding statements for Olympus CDIs.

29 January 2010	Estimated date for listing of Olympus on ASX and trading of Olympus CDIs on ASX (see Note 3)

*Unless otherwise stated all times are given in New Zealand time.  All dates in the above timetable are indicative only and are subject to change.  Olympus and or Zedex, as the case may be, reserve the right to vary the times and dates above, subject to compliance with the ASX Listing Rules, the TSX Listing Rules, the Constitutions of Zedex and Olympus and New Zealand legal and regulatory requirements.

(1)
Under sections 106(1)(c) and 110 of the Companies Act 1993, any Zedex shareholder who votes all of their Zedex shares against the special resolution to approve the Amalgamation has the right, if the special resolution is passed, to give a notice to Zedex requiring Zedex to find a purchaser for, or to purchase that Zedex shareholder’s shares.  Further information on these Minority Buy-out Rights is set out in section 3 under the heading “Dissenters’ Rights” on page 21 and in Annexure A on page 147.

(2)
Olympus shares (in the form of Olympus CDIs) have not yet been accepted for quotation on the Official List of the ASX. Such quotation is not a condition to the Amalgamation becoming Effective.  If Olympus shares (in the form of Olympus CDIs) are not accepted to quotation on the Official List of the ASX, Zedex shareholders (other than those who exercise their Minority Buy-out Rights) will receive Olympus shares tradable on the TSX (and Olympus will apply to have such shares traded on the TSX)

(3)
The Issue Date is expected to be 29 January 2010.  On the Issue Date the Olympus shares (or, if Olympus shares are admitted to quotation and trading on the ASX, Olympus CDIs) provided for under the Amalgamation Proposal will be issued and transferred to Zedex shareholders (other than those who exercise their Minority Buy-out Rights) or CDN, as the case may be.  Zedex shareholders who exercise their Minority Buy-out Rights will not receive Olympus shares on the Issue Date but will instead receive compensation in accordance with sections 110-115 of the Companies Act 1993.

2.	HIGHLIGHTS

•	Through this Amalgamation Zedex Minerals Limited (“Zedex”) shareholders will exchange their Zedex shares for shares in Toronto Stock Exchange (“TSX”) listed Olympus Pacific Minerals Inc (“Olympus”).

•
Olympus is a gold exploration and production company currently focused on activities in Vietnam where it has established a first-mover position, having commissioned gold mines at Bong Mieu and Phuoc Son, being the first two foreign owned gold mines to be operated in Vietnam since the 1940s.  Olympus aims to be a leading gold producer and explorer in South East Asia and has a management team strongly committed to this vision.  Pre Amalgamation Zedex holds a 26.3% interest in Olympus.

•	Zedex shareholders will receive 1 Olympus share in exchange for every 2.4 Zedex shares they hold at the Record Date (expected to be on or about 18 January 2010).

•	Through the Amalgamation Olympus will assume ownership of all of the assets of Zedex and will assume all of Zedex’s obligations and liabilities.

•
Zedex’s shareholders will hold an interest in Olympus shares (post Amalgamation) of 39.4% based on the current number of Olympus shares in issue and the additional Olympus shares to be issued under the Amalgamation (which compares with the indirect 26.3% interest Zedex shareholders presently hold in Olympus through their interests in Zedex).

•
The Amalgamation offer represents a value of approximately A$0.129 per Zedex share, being a premium of 17.3% to Zedex’s closing share price on the Australian Securities Exchange (“ASX”) of A$0.11 on 9 November 2009, the last trading day before the announcement of the Amalgamation, and 29.0% to the 30 day volume weighted average price of Zedex shares prior to the announcement of the Amalgamation.  Based on the closing price of Olympus shares on the TSX on 9 November 2009 of C$0.305, the Amalgamation terms value Zedex at A$37.1 million.

•
Zedex will hold a special meeting of shareholders to decide whether to approve the Amalgamation.  This meeting is scheduled to be held in Auckland at 10:00am on 17 December 2009.  In order for the Amalgamation to proceed, the Amalgamation must be approved by special resolution of Zedex shareholders, being a resolution passed by a 75% majority of the votes of those Zedex shareholders entitled to vote and voting (whether in person or by proxy).

•
Olympus is making application for the admission of its shares to the Official List of the ASX, in the form of CHESS Depository Interests (“CDIs”).  If this application is accepted Zedex shareholders (other than those who exercise their Minority Buy-out Rights) will receive Olympus CDIs if the Amalgamation becomes Effective.  Alternatively, they will receive Olympus shares tradable on the TSX (and, in such event, Olympus will make an application to have such shares tradable on the TSX).

•	An independent adviser appointed by Zedex, Campbell MacPherson Ltd, has concluded that the Amalgamation terms are fair to Zedex shareholders.

•	The Directors of Zedex have a combined relevant interest in 9.8% of the Zedex issued shares and they intend to vote these shares in favour of the Amalgamation.

•	The Directors of Zedex unanimously recommend that Zedex shareholders vote in favour of the Amalgamation.

•
It is not expected that a resolution of Olympus shareholders will be required for the Amalgamation to proceed.  However, if a resolution is required this will likely defer the Effective Date until February 2010.

•	The Amalgamation will simplify the existing complex capital structure between Zedex and Olympus and is expected to lead to improved investor interest, market liquidity and access to capital.

•	The Amalgamation will create a group with a combined resource base of more than 2.1 million ounces of gold and the directors of both Olympus and Zedex believe that the Amalgamation:

•	will create a South East Asian focused gold company with diversity of operations and sovereign risk and a pathway to mid-tier producer status;

•	enable corporate and operating synergies particularly at a management and senior staff level; and

•	will markedly improve capacity to develop Zedex’s highly prospective Bau Gold Project and continue the advancement of Olympus’ Bong Mieu and Phuoc Son operations.

3.	DETAILS OF THE AMALGAMATION

INTRODUCTION

This section contains a brief summary of the Amalgamation.  Further information on the Amalgamation is set out in the sections of this Amalgamation Proposal headed “Amalgamation Implementation Agreement” on page 81 and in Annexure B on page 150.

DESCRIPTION OF THE AMALGAMATION

Zedex is a New Zealand incorporated company listed on the ASX.  Olympus NZ, also a New Zealand incorporated company, is an unlisted, wholly-owned subsidiary of Parnell Cracroft Limited, a company incorporated in the British Virgin Islands, which in turn is a wholly owned subsidiary of Olympus, a company incorporated in Canada.  The shares of Olympus are listed on the TSX and the Frankfurt Stock Exchange and are traded on the OTCBB in the United States of America.

Zedex and Olympus NZ have agreed to amalgamate under Part XIII of the Companies Act.  When the Amalgamation takes effect:

•
Zedex and Olympus NZ will merge, and Olympus NZ will continue as the surviving legal entity and will succeed to all the property, rights, powers, privileges, liabilities and obligations of Zedex (including the 65,551,043 Olympus shares currently held by Zedex);

•	Zedex will be removed from the New Zealand Companies Register and will be de-listed from ASX;

•	Zedex will cease to exist as a separate legal entity;

•	Any proceedings which may be pending by, or against, Zedex may be continued by, or against, Olympus NZ;

•	Any conviction, ruling, order, or judgment in favour of, or against, Zedex may be enforced by, or against, Olympus NZ; and

•
Zedex shareholders (other than those who exercise their Minority Buy-out Rights) will receive 1 Olympus share (in the form of an Olympus CDI if Olympus is listed on the ASX) for every 2.4 Zedex shares held as at the Record Date.   Their Zedex shares will then be cancelled.  In aggregate (subject to rounding down for fractional entitlements and assuming no Zedex shareholders exercise their Minority Buy-out Rights), Zedex shareholders will receive 119,778,322 Olympus shares (or Olympus CDIs, as the case may be) comprising:

•	the 65,551,043 Olympus shares currently held by Zedex (which shares will vest in Olympus NZ upon the Amalgamation becoming Effective); and

•	54,227,279 new Olympus shares to be issued by Olympus on behalf of Olympus NZ.

Zedex has a total of 10,550,000 options on issue whereby Zedex option holders can subscribe for Zedex shares.  Zedex and Olympus propose entering into an agreement with each of the Zedex option holders pursuant to which each option holder will agree that on the Effective Date they will exchange their Zedex options for convertible securities entitling them to subscribe for Olympus shares.  The Olympus Exchange Options to be issued to the Zedex option holders will have similar terms as the Zedex options already on issue except that:

•	each Zedex option holder will receive one Olympus Exchange Option for every 2.4 Zedex options currently held; and

•
the exercise price of the Olympus Exchange Options will be 240% of the exercise price of the current Zedex options and will be converted from AUD to CAD at the exchange rate prevailing on the Effective Date.

The structure of the relationships between Zedex and Olympus at present and post the completion of the Amalgamation are set out diagrammatically below:

Present Situation

Post Amalgamation

The percentage shareholdings set out in the “Post Amalgamation” diagram above are calculated on the assumption that Olympus will not issue any further shares prior to the Effective Date other than pursuant to the Amalgamation and that no Zedex shareholders exercise their Minority Buy-out Rights.  If Olympus does issue additional shares prior to the Effective Date and/or if Zedex shareholder(s) exercise their Minority Buy-out Rights the aggregate percentage of Olympus shares held by Zedex shareholders (as shown in the above diagram) will be lower than that stated above.

For the Amalgamation to be implemented, the Amalgamation Proposal must be approved by a special resolution of Zedex shareholders.  For that resolution to be passed, a majority of 75 percent or more of the votes cast on the resolution must be cast in favour of the resolution. Details of the approvals required and the Zedex Special Meeting are set out in this section, under the heading “Zedex Shareholder Approval” on page 17.

The Amalgamation Proposal also needs to be approved by a special resolution of Olympus NZ shareholders, however as Olympus NZ is a wholly-owned subsidiary of Parnell Cracroft Limited this resolution will be passed by Parnell Cracroft Limited by way of a resolution in writing under section 122 of the Companies Act.

In addition, before the Amalgamation is implemented, certain conditions must be satisfied or waived.  Details of these other conditions are set out in this section, under the heading “Other Conditions to the Implementation of the Amalgamation” on page 18 and under the heading “Arrangements to Complete Amalgamation” in Annexure B on page 150.

If the Amalgamation is approved by Zedex shareholders at the Zedex Special Meeting, and those conditions are satisfied or waived, the Amalgamation is intended to take effect on 12 January 2010.

EXCHANGE OF SHARES

As part of the Amalgamation, Zedex shareholders (other than those who exercise their Minority Buy-out Rights) will receive 1 Olympus share (identical to the existing Olympus shares on issue) for every 2.4 Zedex shares they hold on the Record Date.  When calculating the number of Olympus shares each Zedex shareholder is entitled to, fractional entitlements will be ignored.

If the Amalgamation Proposal is approved, no Zedex shareholders exercise their Minority Buy-out Rights, and the relevant conditions are met or waived this will result in Zedex shareholders on the Record Date receiving 119,778,322 Olympus shares in aggregate (subject to any downwards adjustment for fractional entitlements), being:

•	the 65,551,043 Olympus shares currently held by Zedex, which shares will be transferred by Olympus NZ to the relevant Zedex shareholders; and

•	54,227,279 new Olympus shares to be issued by Olympus (on behalf of Olympus NZ) to the relevant Zedex shareholders.

These shares will comprise approximately 39.4% of Olympus’ total undiluted issued share capital immediately following such transfer and issue (subject to Olympus not issuing any additional new shares prior to such date).

These terms of exchange reflect the opinion of the directors of Zedex and Olympus of the relative value of the existing Zedex shares and the existing Olympus shares, pre-Amalgamation. It should be noted that John Seton, being a director of Zedex and Olympus, abstained from voting at both the Zedex and Olympus board meetings held to approve the Amalgamation.

The Olympus shares are expected to be issued and transferred on the Issue Date.  Zedex shareholders will not have to apply for the Olympus shares to which they are entitled as part of the Amalgamation, if it is implemented.

ZEDEX SHAREHOLDER APPROVAL

The directors of Zedex and Olympus consider that the Amalgamation is important to all Zedex shareholders and encourage them to vote.  Zedex shareholders will vote on the Amalgamation at the Zedex Special Meeting in Auckland, at 10:00am on 17 December 2009.

At the Zedex Special Meeting, Zedex shareholders will be asked to approve the Amalgamation.  In order for the Amalgamation to proceed, the Amalgamation must be approved by special resolution of Zedex shareholders, being a resolution passed by a 75% majority of the votes of those Zedex shareholders entitled to vote and voting on the resolution at the Zedex Special Meeting (whether voting in person or by proxy).

Further information about the Zedex Special Meeting and the approvals required is set out in the Notice of Special Meeting sent to Zedex shareholders with this Amalgamation Proposal.

If the Amalgamation is approved by the requisite majority at the Zedex Special Meeting, and the other conditions to the Amalgamation are satisfied or waived, the Amalgamation will be binding on all Zedex shareholders, including those who may have voted against the Amalgamation.

HOW TO VOTE AT THE ZEDEX SPECIAL MEETING

A Zedex shareholder who wishes to vote at the Zedex Special Meeting may vote:

•	In person;

•	By proxy; or

•	If a corporate shareholder, by a corporate representative.

A summary of each voting procedure is provided below.  Further information on how to vote is provided in the explanatory notes to the Notice of Special Meeting and Voting / Proxy Form accompanying this Amalgamation Proposal.

Voting in Person

Any shareholder of Zedex that wishes to vote in person at the Zedex Special Meeting should attend and bring the Voting / Proxy Form to facilitate voting at the Zedex Special Meeting.

Voting by Proxy

A shareholder of Zedex that wishes to appoint a proxy in respect of the Zedex Special Meeting must complete and sign the Voting / Proxy Form.  The Voting / Proxy Form should be completed and mailed to Computershare Investor Services Pty Limited in accordance with the directions on the Voting / Proxy Form.  The Voting / Proxy Form must be received by Computershare Investor Services Pty Limited no later than 10.00am on 15 December 2009.

The appointment of a proxy will not preclude any Zedex shareholder from attending in person, revoking a proxy, or voting at the Zedex Special Meeting at which the shareholder is entitled to attend and vote in person.  A proxy does not have to be a shareholder in Zedex.  A shareholder may appoint the Chairman of the Zedex Special Meeting, or any other person, to act as a proxy.

Voting by Corporate Representative

A shareholder of Zedex that is incorporated and wishes to appoint a representative to attend the Zedex Special Meeting on its behalf, must appoint a corporate representative in the same manner as appointing a proxy as outlined above.

OTHER CONDITIONS TO THE IMPLEMENTATION OF THE AMALGAMATION

In addition to obtaining the necessary shareholder approvals, the implementation of the Amalgamation is subject to the following conditions being satisfied or waived by the Effective Date:

(a)	The Amalgamation becoming effective under the Companies Act;

(b)
All regulatory approvals having been obtained, and not having been withdrawn or ceasing to be applicable in form and substance reasonably satisfactory to the board of directors of each of Zedex and Olympus;

(c)	No Prescribed Occurrence having occurred prior to the Effective Date (unless such Prescribed Occurrence has been expressly waived in writing by Zedex and Olympus). A “Prescribed Occurrence” includes:

(i)
Any member of the Zedex Group or the Olympus Group issuing shares, securities, options, or other instruments convertible into debt or equity securities, or granting an option over its shares, or resolving or agreeing to make such an issue or grant such an option, subject, in each case, to certain limited exceptions, including an exception entitling Olympus to issue up to CAD$20 million of new Olympus shares at an issue price of not less than CAD0.25 per share and including an exception for the issue of Olympus shares in connection with the Amalgamation;

(ii)	Zedex or Olympus determining, declaring, paying, or distributing any dividend, bonus, or other share of its profits or assets or returning or agreeing to return any capital to its shareholders;

(iii)	Zedex or Olympus making any change or amendment to its constitution unless it is required to do so to comply with the listing rules of any relevant exchange or the terms of any of its securities;

(iv)
Any member of the Zedex Group or the Olympus Group acquiring or disposing of any securities, business, asset, interest in a joint venture, entity or undertaking, the value of which exceeds NZD$500,000;

(v)
Any member of the Zedex Group or the Olympus Group making a new, renewing, or varying any, material contractual or other commitment (including any undertaking to a government agency), or waiving any material contractual right, in each case that is not in the ordinary course of business;

(vi)	Any member of the Zedex Group or the Olympus Group creating, or agreeing to create, any mortgage, charge, lien, or other encumbrance over the whole, or a substantial part, of its business or property;

(vii)	An Insolvency Event (as defined in the Amalgamation Implementation Agreement) occurring in relation to any member of the Zedex Group or the Olympus Group;

(viii)
The occurrence of any Material Adverse Change (as defined in the Amalgamation Implementation Agreement) of the Olympus Group or the Zedex Group, and no event occurring which gives or may give rise to such a Material Adverse Change;

(ix)	Proceedings notified, threatened or commenced against the Zedex Group or the Olympus Group, involving a claim or claims together totaling in excess of NZD$500,000;

(d)
Each holder of Zedex Options, Olympus and Zedex entering into an agreement (in a form satisfactory to Olympus and Zedex) recording the exchange of the 10,550,000 existing Zedex Options for Olympus Exchange Options and the Zedex shareholders approving the cancellation of the Zedex Options at the Zedex Special Meeting by ordinary resolution;

(e)
The Independent Directors of Olympus undertaking a high level due diligence investigation on Zedex and its assets, liabilities, business and operations and being satisfied that such investigation does not reveal any material adverse matters;

(f)
Each joint venture partner of the Zedex Group and each other party to a material contractual arrangement waiving, in a form acceptable to Olympus, any rights it may have under the relevant agreement entered into with the Zedex Group which arise (or will arise) as a result of the Amalgamation; and

(g)	The Amalgamation Implementation Agreement not having been terminated in accordance with its terms, including by reason of:

(i)	unremedied breach of the terms of the Amalgamation Implementation Agreement by any of the parties;

(ii)	any court or government agency taking action permanently restraining or otherwise permanently prohibiting the Amalgamation;

(iii)	Zedex receiving a Superior Proposal (as defined in the Amalgamation Implementation Agreement) and Olympus not matching or bettering such proposal within 5 Business Days; or

(iv)
the Amalgamation Proposal sent to Zedex shareholders breaching the Securities Act or other applicable regulations, or such breach being likely to occur if the Amalgamation proceeded, and such breach or issue is not able to be rectified before the Effective Date.

If any of these conditions are not satisfied or waived on or by the Effective Date, the Amalgamation will not be implemented.

ASX MATTERS

ASX Listing/CHESS

Application will be made to the ASX for Olympus to be listed on the ASX following the Amalgamation and for Olympus shares to be quoted on the ASX in the form of Olympus CDIs.  As at the date of this Amalgamation Proposal Olympus shares have not been accepted for quotation on ASX, however, it is not a condition of the Amalgamation that Olympus be admitted to the Official List of the ASX.

If Olympus is admitted to the Official List of the ASX, it is expected that Olympus CDIs will commence trading on the ASX on 29 January 2010.  Olympus will use the code "OYM".

Olympus CDIs will participate in ASX's Clearing House Electronic Sub-register System ("CHESS").  Under CHESS, Olympus will not issue certificates to Olympus shareholders or to holders of Olympus CDIs.  After the issue and transfer of Olympus shares to CDN, Australian and New Zealand holders of Olympus CDIs will receive a holding statement setting out the number of Olympus shares allotted and transferred to CDN on their behalf pursuant to the Amalgamation.

Cancellation of Zedex ASX Listing

Under the Amalgamation, Zedex and Olympus NZ will merge, with Olympus NZ as the surviving corporation.  Zedex will cease to exist and will be delisted from the ASX.

Assuming the Amalgamation is approved at the Zedex Special Meeting and the other relevant conditions to implementation of the Amalgamation are satisfied or waived, the final day for trading in Zedex shares on the ASX will be 12 January 2010.  Zedex will be delisted from the ASX on or shortly following the Effective Date.

Settlement and Trading in Olympus CDIs on ASX

It is expected that Olympus shares will be quoted on the ASX in the form of Olympus CDIs on 29 January 2010.  Settlement of trades on 29 January 2010 will be on ASX's normal T+3 basis.

Holding statements for ASX tradable Olympus CDI’s are expected to be sent to Zedex shareholders on 25 January 2010.

If for any reason the admission of Olympus to the Official List of the ASX is not achieved all Zedex shareholders will receive their interest in Olympus shares in the form of TSX tradable Olympus shares (and Olympus will make an application to have such shares traded on the TSX).

Settlement and Trading in Olympus Common Shares on the TSX

In the event that the Olympus shares do not become listed on the ASX (in the form of Olympus CDIs), the holders of Olympus shares in New Zealand and Australia will be required to open a brokerage account in Canada or the United States in order to sell or transfer their Olympus shares on the TSX.

(1)
If a holder of Olympus shares holds a physical share certificate representing his or her shares and wants to transfer or sell them, it will be necessary to sign the back of the certificate or execute a stock power of attorney form.  Before a transfer agent will accept the transaction, it will be necessary to have the signature guaranteed.  An investor can obtain a signature guarantee from a financial institution – such as a commercial bank, savings bank, credit union or broker dealer that participates in the Medallion signature guarantee programs.  It may also be possible to obtain a Medallion guarantee from an overseas branch of a U.S. or Canadian bank, broker or credit union with whom the investor does business. Transfer agents can refuse to accept a signature guarantee from an institution that does not participate in the Medallion guarantee program or that is not recognized by the transfer agent.

(2)
If an investor’s securities are held through a brokerage firm, most firms will automatically put the investor’s securities into “street name”.  This means that an investor’s brokerage firm will hold his or her securities in the firm name or the name of another nominee and not in the investor’s name, but the firm’s records will indicate that the investor is the beneficial owner of the securities and account statements will be sent four times a year.   When an investor wants to buy or sell securities, he or she contacts the broker and provides instructions as to the timing and amount of sales/purchases of the securities.

DISSENTERS’ RIGHTS

Any shareholders of Zedex that do not support the Amalgamation may sell their Zedex shares at any time before 12 January 2010 on the ASX or off market.  The board of Zedex recommends this course of action to dissenting Zedex shareholders.

Any shareholder of Zedex that does not support the Amalgamation, and does not sell their Zedex shares prior to the Zedex Special Meeting, can vote their Zedex shares against the resolution relating to the Amalgamation at the Zedex Special Meeting.  If the resolution is nevertheless passed, that shareholder can give written notice to Zedex requiring Zedex to find a purchaser for its Zedex shares or to purchase its Zedex shares.  Further information about the procedure for exercising Minority Buy-out Rights is set out in Annexure A.

If the Amalgamation does not proceed because any condition to the implementation of the Amalgamation is not satisfied or waived, then any Minority Buy-out Rights exercised will lapse.

4.	RATIONALE AND FACTORS TO CONSIDER

This section sets out the background to the proposed Amalgamation and the rationale of the boards of Zedex, Olympus NZ and Olympus for approving it.

This section also describes the factors that Zedex shareholders should consider in deciding whether to vote in favour of the Amalgamation at the Zedex Special Meeting, including the risks relating to the implementation of the Amalgamation.

BACKGROUND TO THE AMALGAMATION

Zedex and Olympus are both emerging gold companies operating in South East Asia with a number of commonalities including:

•	a common director in John Seton;

•	Zedex holding a 26.3% interest in Olympus shares;

•	Zedex being entitled to a 2% gross production royalty in respect of Olympus’ share of gold production at the Bong Mieu Gold project; and

•	an agreement relating to joint exploration in Laos and Cambodia.

The merger of the companies has been considered for some time by the boards of both companies and has been sought by a number of the larger shareholders in each of the companies on the basis that if merged the two companies would be better positioned to deliver shareholder value.

RATIONALE AND POTENTIAL BENEFITS OF THE AMALGAMATION

The Directors of Zedex believe that Zedex shareholders will benefit from the following advantages arising from the Amalgamation.

Corporate and Commercial

•	The Amalgamation will provide Zedex shareholders an entry into a company with a pathway to mid-tier producer status with multiple operations in the same region but with diversity of country risk;

•	The board and management teams of both companies already work in a highly cooperative manner therefore eliminating the risk of cultural fall-out which often destroys value in mergers;

•
The Amalgamation will eliminate the complex asset holding structure which an investment in Zedex presently represents as Zedex shareholders will move to holding shares in a pure gold company rather than shares in a company which is both an operator and a significant investor in another regional gold company (both in shares and through a royalty); and

•	Synergistic benefits are expected to be available through the capture of administrative efficiencies and the elimination of the royalty Zedex holds over Olympus’ Bong Mieu Central Gold Mine.

Operational

•
The amalgamated group will be expected to have a number of operating advantages over Zedex in that it will have the benefit of an operating cash flow (from Olympus’ mines) and as a larger emerging gold producer the group is expected to be better placed to attract quality personnel and achieve greater negotiating ability within the region with government agencies etc;

•	Having a greater diversity of projects over different countries will enhance capital allocation options; and

•	The Amalgamation should provide an opportunity to capture operating synergies particularly at a management and senior operational staff level.

Risk Diversification

•	The broadening of the asset base including Olympus’ operating mines will deliver risk diversity in terms of both number of operations and countries operated in.

The only material disadvantage which the Zedex directors have identified which will arise from the Amalgamation is that as a consequence of moving from an interest in the shares of a New Zealand incorporated company to an interest in the shares of a Canadian incorporated company Zedex shareholders resident in New Zealand will become subject to the New Zealand Foreign Investment Fund Tax Regime.  Zedex shareholders should refer to the section titled “Taxation” on page 94.  Zedex shareholders should also consider the matters referred to below under the heading “Factors for Zedex Shareholders to Consider”.

FACTORS FOR ZEDEX SHAREHOLDERS TO CONSIDER

Shareholders in Zedex should take into account the following factors before deciding how to cast their votes in relation to the Amalgamation:

•	The terms of exchange for the Amalgamation (which are derived from the relative values of Zedex and Olympus as determined by the directors of Zedex, Olympus, and Olympus NZ);

•
The relative market prices of shares in Zedex and Olympus and the market liquidity in these shares (for a comparison of historical share prices of Olympus shares and Zedex shares refer to “Historic Share Prices” on page 31);

•	The potential benefits of the Amalgamation described in this section, under “Rationale and Potential Benefits of the Amalgamation, on page 22;

•	The risks relating to the implementation of the Amalgamation described in this section, under “Merger-Specific Risks” on page 25;

•	The “business as usual” risks of Olympus described in section 8 under “What are my risks?” on page 96;

•
The fact that Olympus is a company incorporated in Canada and that the rights of shareholders in Olympus will be governed by applicable Canadian laws (as opposed to New Zealand law which applies in relation to Zedex).  In this regard, Zedex shareholders should refer to the information under “Summary of Certain Aspects of Canadian Corporate and Securities Law” in Annexure C on page 163;

•
The fact that the vast majority of Olympus’ assets and operations are in Vietnam, being a jurisdiction to which Zedex shareholders have minimal exposure at present other than through Zedex’s shareholding in Olympus. Refer to Annexure D for information on the regulation of the mining industry and foreign investment in Vietnam;

•
The fact that a holding of shares in Olympus may give rise to differing tax treatment. In particular, New Zealand and Australian tax resident Zedex shareholders should consider the matters set out in the section headed “What returns will I get?” in section 8 on page 93;

•	The implications if the Amalgamation is not implemented, which are described in this section under “Implications if the Amalgamation is not Implemented” on page 30;

•	Whether there is a likelihood that another merger or acquisition opportunity would be more attractive to Zedex at this time;

•	The fact that, upon Amalgamation, each Zedex shareholder will hold a smaller percentage of the shares in Olympus than the Zedex shareholder currently holds in Zedex;

•	The rights attached to Olympus shares, and Olympus’ constitution, which are summarised in section 6, under the heading “Constitution and Share Rights” on page 79;

•
The fact that the listing of Olympus shares (in the form of Olympus CDIs) on the ASX is not a condition of the Amalgamation and is thus not guaranteed, and if Olympus is not admitted to the Official List of the ASX, Zedex shareholders will receive Olympus shares quoted and traded on the TSX, being a stock exchange with which they may not be familiar;

•
The fact that the benefit of the current New Zealand accumulated tax losses of Zedex (which were estimated at $8,932,995 at 31 March 2009) will be lost if the Amalgamation becomes Effective and will not be available to Olympus NZ;

•	The fact that Zedex shareholders will hold their Olympus shares in the form of Olympus CDIs, if Olympus is admitted to the Official List of the ASX.

Zedex shareholders should consider the benefits, disadvantages, and risks of the Amalgamation, together with the other information contained in this Amalgamation Proposal before deciding how to vote on the Amalgamation.

DIRECTORS’ RECOMMENDATION

All the directors of Zedex support the Amalgamation.  They consider that the Amalgamation is fair and in the best interests of Zedex and its shareholders, and that the benefits of the Amalgamation outweigh the risks. It should be noted that John Seton, being a director of Zedex and Olympus, abstained from voting at both the Zedex and Olympus board meetings held to approve the Amalgamation.

As noted below, Campbell MacPherson Limited, the Independent Adviser to Zedex, has concluded that the Amalgamation is fair to Zedex shareholders.  Accordingly, the Zedex directors recommend that the Zedex shareholders vote in favour of the resolution in the Notice of Special Meeting accompanying this Amalgamation Proposal.

The Zedex directors strongly recommend that Zedex shareholders read this entire document.  It provides further information on the Amalgamation and includes factors which they believe Zedex shareholders should consider in relation to the Amalgamation, including a description of Olympus, and certain pro-forma financial information on Olympus following the Amalgamation.

INDEPENDENT APPRAISAL REPORT

A summary of the Independent Appraisal Report is attached as Annexure H to this Amalgamation Proposal.  The full report is available on Zedex’s website:  www.zedex.com.au.  Alternatively, Zedex shareholders can request a copy of the full Independent Appraisal Report from Zedex at the address listed in the Directory on page 145.

Campbell MacPherson Ltd were appointed by the directors of Zedex to provide an independent review and opinion assessing the merits of the Amalgamation having regard to the interests of Zedex shareholders and stating whether, in Campbell MacPherson Ltd’s opinion, the Amalgamation is fair to Zedex shareholders.  Campbell MacPherson Ltd has concluded in the Independent Appraisal Report to Zedex that the Amalgamation is fair to Zedex shareholders.

MERGER-SPECIFIC RISKS

Certain risks arise out of the implementation of the Amalgamation.  Zedex shareholders should also consider the “business as usual” risks that will be faced by Olympus, which are described in section 8 under “What are my risks” on page 96.

If an adverse event actually occurs in respect of any of the following risks, Olympus’ business could be harmed.  In that case, the trading price or value of Olympus shares could decline and investors may lose all or part of the value of their investment.

Realisation of Potential Benefits

There is a risk that the potential benefits of the Amalgamation outlined in this section under “Rationale and Potential Benefits of the Amalgamation” on page 22 are not realised.

Company-Specific Risks

As part of the Amalgamation, Zedex shareholders will become shareholders of Olympus and will become exposed to the risks of Olympus’ activities. Zedex shareholders should be aware that an investment in Olympus involves many risks, which may be higher than the risks associated with an investment in other companies but which are likely to be comparable to the major risks associated with an investment in Zedex.  Zedex shareholders should read the whole of this Amalgamation Proposal in order to fully appreciate such matters before any decision is made to vote in favour of the Amalgamation. Key company-specific risks include:

•	Olympus Shares:

The principal risk to Zedex shareholders is that they may not receive the returns that they expect, or that the market price of the Olympus shares they receive under the Amalgamation (which will be in the form of Olympus CDIs if Olympus is admitted to the Official List of the ASX) may fall below the price that they paid for their Zedex shares which will be cancelled if the Amalgamation becomes Effective. This could happen for a number of reasons including that:

a)	There is no ready market for Olympus shares;

b)	Olympus becomes insolvent or does not have sufficient assets to pay returns to its shareholders;

c)	The operational and financial performance of Olympus falls below expectation; and/or

d)	Olympus is placed in receivership or liquidation.

The Olympus shares to be issued and transferred to Zedex shareholders will be fully paid ordinary shares in the common stock of Olympus and holders of Olympus shares will have no liability to Olympus for any further payment in respect of the Olympus shares.

•	Jurisdiction of Incorporation of Olympus

Olympus is incorporated in Canada and will not be subject to the Companies Act to which Zedex is subject.  Zedex shareholders not familiar with the Canadian corporate law provisions to which Olympus is subject should refer to Annexure C for a summary of certain aspects of Canadian company law.

•	Failure To Obtain and Keep in Good Standing Certain Licences:

In order to explore, develop or conduct mining operations in Vietnam, Olympus must establish or create an entity authorized to conduct business in Vietnam via an Investment Certificate.  Then, Olympus requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the subject property.  Without all of the appropriate authorisations, the relevant activities could not occur.

•	Failure to Meet Certain Payments or Fulfil Other Contractual Obligations:

Olympus may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently party or to which it becomes a party in the future and Olympus may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, Olympus may be unable to finance the cost required to complete recommended work programs.  The loss of any option rights or interest in a joint venture would have a material adverse effect on Olympus.

•	Olympus’ Operations are Subject to a range of Operating Risks:

The ongoing operation and further advancement of Olympus’ mining and exploration projects are subject to a number of risk factors, including the price of gold, extraction rates, recovery rates, and capital and operating costs.

•	Risks Related to the Amalgamation with Zedex:

The synergies and other benefits expected to result from the Amalgamation depend in part on whether the business and operations of Olympus and Zedex can be integrated in an effective and timely manner.  There can be no assurance that integration will be carried out successfully.

•	Reliance on Key Personnel:

Olympus is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, an adverse effect on the company.  Olympus has consulting agreements with the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and each of the company’s Vice Presidents.

•	Retention of Key Business Relationships:

Olympus relies on strategic relationships with other entities such as local partners, joint venture farm-in parties and also on good relationships with regulatory and governmental departments.

While the Directors of Olympus consider its current strategic relationships to be on good footing, there can be no assurance that such relationships will continue to be maintained or that new ones will be successfully formed and Olympus could be adversely affected by changes to such relationships or difficulties in forming new ones.  Any circumstance which harms any of Olympus’ strategic alliances or relationships could adversely impact Olympus, its business, operating results and prospects.

•	Future Capital Needs and Funding:

With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources.  There is no assurance that Olympus will be able to raise these funds on acceptable terms or at all.  If Olympus does not raise these funds, its capacity to pursue its business activities will be restricted and this would likely have an adverse impact of the value of Olympus shares.  Furthermore, if Olympus raises funds through the issue of more shares, it is likely that Olympus shareholders will experience a dilution of their interests which would negatively impact the market value of the Olympus shares.

Olympus is currently in discussions with a number of funders and brokers regarding debt and equity funding for its work programme and ongoing capital requirements. Olympus is also investigating the possibility of increasing its existing production facilities to enable it to generate more cash flow to partially fund the development of the Phuoc Son gold mine. In any event, it is likely that Olympus will need to raise considerable funds within the next year to bring its Phuoc Son gold mine into production before 31 December 2010 (being a requirement of the current mining licence), to undertake a feasibility study in connection with the Ho Ray/Thac Trang deposits at Bong Mieu and to undertake its other planned work programmes and ongoing operations.

Zedex shareholders should note that the Amalgamation Implementation Agreement allows Olympus to raise up to CAD$20 million by the issue of additional Olympus shares at an issue price of not less than CAD0.25 per share without giving rise to an event of default under the Amalgamation Implementation Agreement.

•	Dilution of Shareholdings:

There are a number of outstanding securities and agreements pursuant to which Olympus shares may be issued in the future.  If these Olympus shares are issued, this will result in further dilution to Olympus shareholders.

•	Country and Sovereign Risk:

Olympus’ exploration, development and operation activities occur in Vietnam and, as such, the company may be affected by possible political or economic instability in that country. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Vietnam may prevent or hinder the company’s business activities and render its properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted.

Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers Olympus has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on Olympus.

Over the past 12 months there has been a general change in attitude of the Vietnamese government at both a national and regional level to foreign ownership in the resources sector. This change in attitude has resulted in a general slowdown in foreign investment in mining in Vietnam.  The most notable example of this has been the threatened revocation of the Nui Phao licence granted to a foreign investor in respect of a tungsten deposit in North Vietnam.  The Prime Minister of Vietnam requested that the licence be revoked as the licence holder was not in compliance with the terms of the licence.  Olympus understands that the tungsten deposits covered by the licence have a value in excess of $200 million.  While Olympus considers that it still has good working relationships with the relevant governmental authorities in Vietnam it has been impacted by this general change in attitude within government in the following ways:

•
Increase in royalties: The royalty (being a royalty on revenue net of processing and smelting costs) payable by Phuoc Son Gold Company Limited to the Vietnamese government on gold production at the Phuoc Son property was increased from 3% to 9% as from 1 January 2009;

•
Increase in personal taxes: The personal income taxes payable by expatriate staff working in Vietnam have increased by some 10% to 15% over the past 12 months. While the amounts involved are not material, Olympus has had to increase the pay of certain expatriate staff to compensate them for the increase in taxes;

•
Recovery of VAT: Olympus is currently in discussions with the Vietnamese tax authorities regarding the recovery of approximately $1.4 million in VAT. The tax authorities are withholding the refund of the VAT as they claim that Olympus is not entitled to the VAT refund as it exports unprocessed minerals. Olympus disputes the tax authority’s ability to withhold the refund and has obtained tax advice which supports Olympus’ entitlement to the refund. As at 31 December 2008, Olympus believed that it was owed a VAT refund of approximately $169,000 from the tax authorities and this amount was included in the accounts receivables balance recorded in Olympus’ balance sheet as at that date. In the interim financial statements of the Olympus Group for the six months ended 30 June 2009 (as included in Annexure E) Olympus has, out of an abundance of caution, booked a provision of $559,789 in relation to the VAT refund. If Olympus is not able to resolve the VAT issue it will likely have to book a further provision for the balance of the VAT claimed to be owed and its future cost of sales will increase by approximately 8% (being the net current VAT rate in Vietnam, taking into account  deductions on applicable VAT costs) in respect of inputs on which VAT is levied; and

•
Trucking licence: Olympus experienced delays in obtaining and renewing a licence to enable it to truck ore from the Phuoc Son gold property to the Bong Mieu gold property for processing. These delays meant that ore could not be trucked between the two properties for periods totalling approximately 4 months during 2009 (including during July, August and most of September).  While Olympus now holds a licence from both the regional and national governments permitting it to truck up to 60,000 tonnes of ore from the Phuoc Son gold property to the Bong Mieu gold property through to 31 December 2010, the delays in obtaining and renewing the licences adversely impacted on Olympus’ cash flows in the current year by in excess of $2 million.

In addition to the foregoing the Vietnamese government has raised the possibility of the imposition of an export tax, possibly from as early as 1 January 2010.  Such a tax would adversely impact on Olympus’ financial performance as all of the gold produced by Olympus is exported from Vietnam.  Based on information currently available to Olympus, Olympus believes that refining the gold dore into 99% Au at Olympus’ Bong Mieu property prior to export will alleviate or reduce the impact of the imposition of an export tax.

•	Title To Assets Can Be Challenged or Impugned:

There is no guarantee that title to tenements and properties will not be challenged or impugned. In Vietnam, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, Olympus may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•	Non-Compliance With Environmental Regulation:

Olympus’ operations are subject to environmental regulation in the jurisdictions in which it operates.  Environmental legislation is still evolving in these jurisdictions and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the company’s current and future business activities and negatively impact the profitability of operations.

IMPLICATIONS IF THE AMALGAMATION IS NOT IMPLEMENTED

If the Amalgamation is not approved by Zedex shareholders, or if any of the other conditions of the Amalgamation are not satisfied or waived, then the Amalgamation will not be implemented.

Zedex shareholders should consider the following implications of the Amalgamation not being implemented, other things being equal:

•	Zedex will remain listed on the ASX and will continue to operate its existing business;

•
The Zedex share price may fall or rise.  The price at which Zedex shares are currently trading on the ASX may be influenced by market expectations of the Amalgamation being completed.  If the Amalgamation is not completed the Zedex share price may fall or rise due to market expectations not being met;

•	Zedex may continue to own 26.3% of the shares in Olympus although it is likely it will seek to sell down this interest in order to raise funds for the advancement of its mineral interests;

•	Zedex will need to raise additional funds which may be achieved through either or both the sale of its shares in Olympus (as noted previously) or by the issue of new Zedex shares;

•	Transaction costs associated with the Amalgamation will have been incurred irrespective of whether the Amalgamation is implemented; and

•
The Amalgamation has been structured with the co-operation of Olympus management and directors in what is considered to be the best interests of both sets of shareholders.  If the Amalgamation is not completed, it is not certain that a similar level of co-operation will be possible in structuring any future transaction.

HISTORIC SHARE PRICES

Set out below for information purposes are the share trading history charts for both Zedex and Olympus from 1 November 2008 to 31 October 2009.  Also included is a comparative analysis of the trading of the shares over the same period (Zedex denominated in AUD and Olympus in CAD):

Source:Bloomberg

Source:Bloomberg

Source:Bloomberg

Zedex shareholders should note that historic share prices should not be seen as any indication of future Olympus or Zedex share prices.

5.	OLYMPUS PROFILE

BACKGROUND

Olympus is a Canadian incorporated emerging gold production company with a focus on Vietnam where it has two multi-project properties – the Bong Mieu Gold property and the Phuoc Son Gold property.

Olympus shares are listed on the TSX under the company code “OYM”.  The shares are also listed on the Frankfurt Stock Exchange under the code “OP6” and on the OTCBB in the United States of America under the code “OLYMF”.

The Bong Mieu project area and Phuoc Son project area are 74 km apart and comprise areas of 30 square kilometres and 70 square kilometres respectively.  Both properties are located along the Phuoc Son-Sepon Suture that hosts a number of other known and often large deposits such as OZ Minerals Limited’s Sepon project which lies approximately 150 km to the west of Olympus’ two properties.

Olympus is presently mining ore at both Bong Mieu and Phuoc Son with ore being processed for both mining operations at Olympus’ Bong Mieu plant.  Gold production from the operations is presently running at an annualised rate of approximately 30,000 ounces (gold production for the year ended 31 December 2008 was 11,191 ounces).

Olympus expects to expand its operations over the coming years including constructing a plant at Phuoc Son (the Dak Sa Plant) and an additional plant at Bong Mieu (the Ho Ray Plant).  The expansion of operations including the construction of the new processing facilities will be dependent upon Olympus raising further funding.

Figure 1. Key Projects of Olympus

REGULATION OF THE MINING INDUSTRY IN VIETNAM

A high-level summary of the laws and regulations applying to the mining industry in Vietnam is contained in Annexure D on page 177. Zedex shareholders should note that such laws are complex and are constantly being reviewed and updated. The summary contained in Annexure D should therefore be considered a guide only. It is not intended to be a comprehensive statement of such laws and/or their application or to constitute legal advice.

BONG MIEU GOLD PROPERTY

Background

Bong Mieu contains probable reserves and the Bong Mieu Central Gold Mine has been in commercial production since 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit, which is being explored, developed, and test mined for production and is located one kilometre from the operating Bong Mieu Central Gold Mine.  Exploration work to date has resulted in a significant discovery in the east area of the property, Bong Mieu East, as well as a number of surface showings.  Olympus’ directors consider there is potential for additional discoveries and resource expansion based on work completed to date.

Olympus holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (“Bogomin”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold property.  The other 20% of Bogomin is owned by two Vietnamese organisations, MIDECO (10%) and MINCO (10%).  The organisational structure of the Olympus Group is set out in Section 9 under the heading "Principal Subsidiaries of Issuer" on page 110.

The Vietnamese partners have not, at this stage, paid their full share of the funding requirements (each having only paid $100,000 of its $300,000 contribution to the Charter Capital of Bogomin).  Joint venture profits are to be shared in proportion to ownership once funding requirements are met.  Olympus pays a 2% royalty to Zedex based on 80% of the revenues of the Bong Mieu Central Gold Mine.  In addition to the 2% royalty paid to Zedex, Bogomin pays a 3% royalty to the Vietnamese Government.

Olympus manages the exploration and operation programs on the Bong Mieu Gold property on behalf of the joint venture.

Nui Kem (Bong Mieu Underground project) was placed into commercial production effective 1 April 2009, following completion of processing plant upgrades that allowed processing of this ore.

Property Description and Location

The Bong Mieu Gold property is located in the Tam Lanh Commune of the Tam Ky District, in the southeast corner of Quang Nam Province in central Vietnam. It is some 20 km south of the provincial capital of Tam Ky which lies about 60 km south of the city of Da Nang along Highway 1 (see Figure 2).

The Bong Mieu Central (Ho Gan) gold deposit is located some 2 km south of the Bong Mieu camp and offices on the southern side of the Bong Mieu River.

The property is covered by a 25 year Investment Certificate (originally granted on 5 March 1991).  Bogomin also holds a Mining Licence covering an area of 358 ha, which area includes the Ho Gan and Nui Kem gold deposits, a tailings area and a construction area (on the camp/office area).

Figure 2. Bong Mieu Gold Property

Geology

Two major stratigraphic units are present on the Bong Mieu property as follows:

•	Kham Duc Formation (Proterozoic): This formation consists largely of sedimentary rock.

•	Avuong Formation (Paleozoic): This formation is distinctive as it hosts significant amounts of mafic volcanic rock types.

All deposits in the Bong Mieu Investment Certificate area are formed within a series of intercalated sub-parallel shears on the limbs of a gently east-plunging anticline.

Main Mineral Occurrences

The majority of gold deposits and prospects on the property lie within the core and on both limbs of the Bong Mieu anticline.  Mineralization at all locations, except that at Ho Ray, occurs within shears that host quartz + sulphide veins, brecciated quartz + sulphide + schist and/or sulphide bearing schist.  The Ho Ray mineralization occurs within calc-silicate lithologies and underlying quartzite, biotite schist and gneiss.  The mineralization has an apparent stratabound distribution.  The most significant identified mineral occurrences on the property are the Ho Gan, Ho Ray and Nui Kem deposits. Resource and reserve estimates for these deposits are summarised below.

Bong Mieu Central (Ho Gan)

Gold mineralization is located within several closely stacked shallow dipping shears that host quartz + sulphide veins, brecciated quartz + sulphide + schist, and/or sulphide bearing schist (occasionally oxidized and carrying limonite/goethite).  Some shears have demonstrated lateral extent to some 2 km.  The most common sulphide is pyrite.  Galena and arsenopyrite also occur.

Much of the deposit outcrops or occurs shallowly beneath the surface and varies in thickness, with a maximum thickness of 11.6 m.

Figure 3. Ho Gan Mining Map

Bong Mieu East (Ho Ray and Thac Trang)

The Ho Ray and Thac Trang gold (plus minor sulphide) mineralization occurs within calc-silicate rocks.

The gold is often associated with tungsten mineralisation which occurs as scheelite.

Bong Mieu Underground (Nui Kem)

Gold mineralization is hosted by quartz + sulphide veins that occupy shears in the underlying quartz + feldspar + biotite schist and gneiss.  They have been exploited over a strike length of some 2 km and down dip for at least 350 m.  The common sulphide minerals are pyrite, galena, sphalerite, and, to a lesser extent, pyrrhotite.  The veins vary in thickness up to 2.2 m and average 1.0 m.

The Bong Mieu Gold property hosts five other gold occurrences that warrant additional exploration to determine economic viability.

Resource and Reserve Estimates

The ore reserve and mineral resource estimates contained in this Amalgamation Proposal have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  These standards are similar to the 2004 JORC Code.

The ore reserve and mineral resource estimates contained in this Amalgamation Proposal have also been reported in accordance with the 2004 JORC Code, except for the underground ore reserves and mineral resources as stated.

Summary of Bong Mieu Gold Property Ore Reserve and Mineral Resource Estimates

	31 December 2008
Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven	-	-	-
Probable	289,000	2.90	26,900
Total P&P	289,000	2.90	26,900

	31 December 2008
Resource* Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	1,071,900	2.13	73,400
Indicated	2,511,600	1.75	141,310
M&I (underground))	216,700	6.51	45,350
Inferred	4,739,800	1.40	213,340
Inferred (underground)	1,220,000	8.1	317,700
Tungsten & Fluorine as Gold Equivalent
Measured			32,340
Indicated			52,380
Total M&I			84,720

Inferred			85,390
Total M&I and Inferred			961,210
*Resources:  The Measured and Indicated Resource Estimates includes Proven and Probable Reserves

The Nui Kem underground deposit is an integral part of mine planning and operations at the Bong Mieu Gold property, with almost 37% of ore sourced from activities at Nui Kem for the year to 30 June 2009.

Total production to date (May 2008 – September 2009) from Nui Kem is tabled below:

Exploration Development and Trial Stoping
Ore mined	Tonnes	48,613
Average grade	g/t gold	5.16
Gold produced	Ounces	5,072

The underground resources at Nui Kem (referred to above) were compiled in April 1993 in accordance with the 1989 JORC Code.  Olympus has not previously sought to update these estimates for compliance with the 2004 JORC Code because of, among other things, the extreme nature of the topography at the Nui Kem site and the depths required to drill to update the resource have precluded Olympus from doing the drilling from the surface necessary to update the resource.  This resulted in the decision that future evaluation would have to be undertaken by lateral underground development.

Furthermore, Olympus is actively continuing exploration expenditure at Nui Kem with a view to upgrading these resources to a JORC 2004 compliant level.  This is not expected to impact in any way on Olympus’ other exploration projects

Development westwards has commenced on two levels and will take up to two years to complete, combined with inter-level raises and diamond drilling access to below the lower level and above the upper level.   The lateral and inter-level development will be in ore and be sampled by diamond saw cut channels.

The resource estimate was compiled and calculated using up to date industry standards techniques, methods and technology.  Numerous sources contributed to the dataset used to calculate the resource estimates, including results from previous mapping and sampling undertaken in 1979 and a number of other reports prepared by various authors between 1958 and 1991.  A complete synthesis of historic information was compiled in 1992.  The outline of the existing workings at Nui Kem is a compilation of information from various sources and is an attempt to collate all known information from sources which are incomplete in isolation.

Sampling was primarily undertaken by Vietnamese government geologists, with some programs done under the supervision of external consultants.  Assaying undertaken was completed in Perth and Vietnam by using the fire assay technique.  Subsequent field checking and resampling of sites indicated that any variations were due to sampling rather than analytical errors, however statistical analysis of the data sets showed relative conformity of all assays, resulting in all assay data prior to June 1992 being combined with data received after this date and used in the resource calculations.

The resources at Nui Kem prospect were determined using computerised 3D ore block modelling, whereby the grade of each block is determined by interpolating the grade and width of samples collected throughout the prospect area.

Additionally, Olympus continues to progress infrastructure requirements at the Nui Kem site, with construction of surface wetland and siltation pond having commenced in April 2009 and June 2009 respectively.

Production and Operation Results

Combined Production on Bong Mieu Gold Property Projects:

Bong Mieu Central (VN220) and Bong Mieu Underground (VN230) Deposits

	Q1 2009	Q2 2009	2009 YTD	2008 Full Year	2007 Full Year
Tonnes of ore milled	35,081	19,257	54,338	165,322	155,500
Head Grade (g/t Au)	2.94	4.85	3.62	3.31	3.16
Mill Recoveries	53%	67%	59%	64%	62%
Gold Production (ounces)	1,745	2,013	3,758	11,191	9,737
Gold Sales (ounces)	1,865	1,994	3,859	10,910	9,198
Sales *	USD$1,719,143	USD$1,756,460	USD$3,475,603	CAD$10,212,987	CAD$6,996,257
Cost of Sales *	USD$1,508,349	USD$1,058,066	USD$2,566,415	CAD$8,495,143	CAD$5,523,193
Amortization *	USD$670,951	USD$770,964	USD$1,441,915	CAD$2,999,922	CAD$1,863,354
Royalties (Zedex & Govt) *	USD$78,606	USD$81,802	USD$160,408	CAD$137,141	CAD$112,336
* Q1 sales and associated costs of sales shown above including amortization and royalties for the Bong Mieu Underground project have been capitalized as the project did not commence commercial production until 1 April 2009.

Olympus’ Bong Mieu Gold plant has a current production capacity of approximately 40,000 ounces per annum.  Plant capacity at Bong Mieu is scheduled to be expanded in the future through the construction of a second plant (the Ho Ray plant).  The expansion remains subject to funding being arranged to cover the construction cost and the actual size of the proposed expanded processing facilities remains subject to change.

Investment Certificate (formerly known as an Investment Licence)

At the time of grant (5 March 1991), the Investment Certificate (then an Investment  Licence) (No: 140/GP) permitted two parties; namely MIDECO and MINCO, the Vietnamese parties, and Covictory Investment Limited (“CIL”), based in Australia, representing CIL and Garimpeiros N.L., to establish a joint venture in Vietnam named Bong Mieu Gold Mining Co. Ltd (“Bogomin”).   The joint venture has a term of 25 years starting from the date of issuance of the Investment Certificate.  After 25 years, an application can be made for extension.  The joint venture originally had investment capital of $13,200,000 and legal capital of $1,000,000, of which the Vietnamese parties are to contribute $200,000 cash or “in-kind”, being 20% of legal capital, and CIL is to contribute the equivalent of $800,000 in foreign currency, equipment and expenditures to Bogomin.  Bogomin is exempt from import duties for all materials, equipment and spare parts imported by Bogomin.  Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, pay specified rent of $200 per hectare per annum for land, remit corporate profit tax equal to 18% of profits for the first five years of profit (after five years the tax rate will be determined but will not exceed 25%); however, Bogomin is exempt from corporate profit tax for the first two profit-making years.  The Investment Certificate provides for the joint venture profits to be apportioned as to 20% to the Vietnamese parties and as to 80% to CIL.  Under the terms of the Investment Certificate, CIL is required to pay profit remittance tax equal to 5% of the profits remitted outside Vietnam.

In an amendment to the original Investment Licence on 29 November 1993, the assignment of all share capital, obligations, and rights of CIL in Bogomin to Bong Mieu Holdings Limited (“BMHL”) was approved.  The Investment Licence was also amended by increasing the investment capital to $15,000,000.  In a further amendment on 9 June 2005, the profit remittance tax was cancelled, the total investment capital was increased to $25,000,000, and the total legal capital was increased to $3,000,000 of which the Vietnamese parties are to contribute $600,000 in currency or in kind and BMHL is to contribute $2,400,000 in currency, materials, equipment and expenditures.   Bogomin is currently held as to 80% by BMHL, as to 10% by MIDECO and as to 10% by MINCO.

On 27 June 2008 Investment Certificate (No.331022000008) was issued in relation to Bogomin. This Investment Certificate replaced the original Investment Licence 140/GP and related amendments to such licence.  The new Investment Certificate incorporates all the significant details from the prior Investment Licence documents including investment incentives, royalty rate, tax concession and import tariff exemption, and also reflects an increase in stated investment capital from $25,000,000 to $40,000,000 (however, the charter capital is unchanged at $3,000,000).

The area covered by the Investment Certificate contains the Bong Mieu Central (Ho Gan), Bong Mieu East (Ho Ray) and Bong Mieu Underground (Nui Kem) deposits.

Mining Licence and Other Permits

The table below summarises the key licences that Bogomin holds:

Project	Owner	Licence	Area	Status	Grant Date	Term	Expiry Date
Bong Mieu	BMGMC	Investment Certificate No. 331022000008		Granted	05/03/1991	25 years	05/03/2016
Bong Mieu	BMGMC	Exploration Licence 2125/GP BTNMT	26.3 Sq Km	Granted	24/10/2008	2 years	15/12/2010
Bong Mieu – Central (VN220)	BMGMC	Mining Licence 582/CNNg	358 Ha	Granted	22/07/1992	25 years*	5/03/2016
Bong Mieu – Underground (VN230)	BMGMC	Mining Licence 582/CNNg	358 Ha	Granted	22/07/1992	25 years	5/03/2016

* the term of the Mining Licence is 25 years from the date of the Investment Certificate

Exportation of gold is covered by valid annual export licences. The current export licence held by Bogomin expires on 31 December 2009. Bogomin has successfully managed to renew its export licence on an annual basis in each of the past three years and Olympus believes that a new annual export licence will be issued from 1 January 2010.

On 9 October 1993, a Land Use Certificate was issued to Bogomin by the People’s Committee of Quang Nam – Da Nang Province for the Bong Mieu Central Gold Mine.  The certificate covers a 365 hectare area of which 330 hectares is gold mining land, 32.3 hectares is waste dumping land and 2.7 hectares is for basic construction.  The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

Company	Type of Certificate	Date Granted	Term	Expiry Date
Bong Mieu Gold Mining Company	Gold export certificate	31 Dec 2008	~ 1 year	31 Dec 2009
Phuoc Son Gold Mining Company	Gold export certificate	31 Dec 2008	~ 1 year	31 Dec 2009
Bong Mieu Gold Mining Company	Land Use Certificate	9 Oct1993	25 years	Sept 2017

Accessibility, Climate, Local Resources, and Infrastructure

Access to the Bong Mieu project area is by 90 km of bitumen road from Da Nang, via Tam Ky to Tien Phuoc.  The Bong Mieu Central (Ho Gan) Mine is accessed from Bong Mieu via previously constructed dirt tracks.

The monsoon tropical climate has temperatures varying from a high of 42°C in summer to 16°C in winter, although temperatures may fall below 15°C in the cold season.  (Rainfall records from the weather station at Bong Mieu show an average annual rainfall of around 4,000 mm.  Generally, 80% of the total annual precipitation occurs within the wet season (September to December) with the greatest precipitation occurring in October.  January through August are generally drier months, with less than 180 mm of precipitation per month and January to April are typically extremely dry.  Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December.

Most of the Bong Mieu property is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 metres above sea level.  The flattest portion of the property is cultivated but the remainder has second and third stage forest growth.

The property is near the commune of Tam Lanh which comprises 10-11 villages with a combined population of between 5,000 to 10,000.  The commune provides a medical clinic and primary schools.  The local economy is based on agriculture although some employment is found in local construction and a small amount of artisanal gold mining, both in and outside the Bong Mieu property.

Electrical power via the national grid is close to the property and reaches the villages.  Water is available on the property from the local rivers.

Bong Mieu Gold Mining Company Limited

The rights and obligations of Bong Mieu Holdings Limited (“BMHL”), MIDECO and Quang Nam Mineral Industry Corporation (“MINCO”) with respect to Bogomin are set out in a joint venture agreement dated 20 April 1990 (as amended on 1 June 1993) (originally between Covictory Investments Limited and MIDECO, representing the Vietnamese General Department of Mines and Geology and the People’s Committee of Quang Nam-Da Nang Province) and an Amended Charter of Bogomin dated 30 April 2008. The material rights and obligations of the parties under the joint venture agreement and the Charter are summarised below.

The contributions of the parties to the Charter Capital of Bogomin are:

(a)	BMHL – $2,400,000

(b)	MIDECO – $300,000

(c)	MINCO – $300,000

The Vietnamese parties (MIDECO and MINCO) have the right to increase their equity participation in Bogomin provided that such right can not be exercised until 5 years after Bogomin has repaid the invested capital to the parties. From such date the Vietnamese parties can increase their interest in Bogomin by up to 10% every three years. The amount to be paid for any such increase in equity is to be based on the net present value of Bogomin’s projects at the relevant time with the net present value being determined by an independent third party agreed by the joint venture participants. The Vietnamese joint venture parties can increase their interest in Bogomin to a maximum of 50% in aggregate.

All profits distributed by Bogomin are to be distributed to the members pro rata to their participating interests in the Charter Capital of the company.

The term of the joint venture is for 25 years from the date of the granting of the Investment Licence (being 5 March 1991). The parties can extend the term of the joint venture if agreed by the parties and approved by the relevant investment authority.

The Vietnamese parties are responsible for, amongst other things, assisting Bogomin to obtain tenement rights and to assist with the importing of goods and the exporting of ore and refined product.

BMHL is primarily responsible for, amongst other things, providing expert management and technology for the joint venture and for ensuring that Bogomin observes internationally accepted safety standards.

The Members’ Council is the highest decision-making body in relation to Bogomin. The Members’ Council comprises six members, four of whom are appointed by BMHL, with MIDECO and MINCO appointing one each. The Members’ Council must approve certain decisions, including any decision relating to:

(a)	annual business plans and development strategies;

(b)	the increase or decrease of Bogomin’s Charter Capital;

(c)
the form of investment and investment projects, or the approval for the entry into loan agreements and contracts for the sale of assets, in each case valued at more than 50% of the total book value of Bogomin’s assets;

(d)	the organisation and management structure of the company.

Resolutions relating to the following matters must be approved by votes representing at least 90% of Bogomin’s aggregate Charter Capital:

(a)	amendments to the Charter;

(b)	decisions regarding development strategy;

(c)	approval of annual financial statements;

(d)	reorganisation or liquidation of the company;

(e)	the sale of assets valued at more than 50% of the total book value of Bogomin’s assets.

All other resolutions of the Members’ Council must be passed by at least 75% of the votes cast at a meeting of members.

No party may assign its rights or obligations in the venture without first offering the other joint venture parties the opportunity to purchase such party’s interests in the venture

The joint venture may be terminated on the following grounds:

(a)	Expiry of the 25 year term, if the parties do not agree to extend the term;

(b)	Material breach of the agreement by a party;

(c)	The parties mutually agree to end the agreement;

(d)	Revocation of the Investment Certificate;

(e)	Force majeure; or

(f)	Substantial variation in Vietnamese law that renders the joint venture unworkable.

PHUOC SON GOLD PROPERTY

Background

Olympus commenced trial mining at the Phuoc Son gold property during 2008 with the ore being transported by road for processing at Olympus’ Bong Mieu gold plant.  Construction of a dedicated plant (Dak Sa) has commenced, however, progress is dependent upon Olympus securing additional funding.

Olympus is continuing to explore approximately half of the 70 square kilometre Phuoc Son gold property for new primary gold occurrences in addition to the 30 existing identified occurrences.  The remaining half of the property is not available for exploration at this stage.

The property is covered by a 30-year Investment Certificate granted on 20 October 2003 to Phuoc Son Gold Company Ltd (PSGC), which is ultimately 85% owned by Olympus through a subsidiary called New Vietnam Mining Corp. (“NVMC”), and 15% owned by MINCO, a mining company controlled by the local provincial government.

A 3.5-year Mining Licence was granted over the South and North deposits to PSGC on 23 January 2006.  The Mining Licence has subsequently been renewed until 31 July 2011.

PSGC holds an Investment Certificate relating to the Phuoc Son property. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months (“First Profit Making Period”), MINCO can increase its interest to 30% if MINCO chooses to acquire such interest from NVMC by paying fair market value.  After 20 years from the end of the First Profit Making Period, MINCO can increase its interest to a total of 50% if MINCO chooses to acquire such additional 20% interest by paying fair market value.  Fair market value for these purposes is to be determined by an independent accounting firm whose determination will be final and binding on both parties.  If MINCO does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, MINCO will be considered as having waived its right to acquire the relevant interest.

PSGC pays a 9% gold production royalty (being a royalty on revenue net of processing and smelting costs) to the Vietnamese Government.

Property Description and Location

The Phuoc Son Gold property is located in the western highlands of Quang Nam Province, in central Vietnam, some 8 km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km (140 km by road) southwest of the coastal city of Da Nang, the fourth largest city in Vietnam (see Figure 1).  The South and North Deposits (formerly Bai Dat and Bai Go), which comprise the Dak Sa project, lie about one kilometre apart.

To date, over 30 gold prospects have been identified within the 70 square km project area.  The most advanced prospects are in the Dak Sa sector.

Figure 4 shows the location of the property.

Figure 5 shows the location of these deposits and the principal facilities on the property.

750
775
800
Zone 48
Zone 49
200
225
1775
1750
1725
1700
1675
1650
HAI VAN PASS
THUA THIEN - HUE
SON TRA
HOA VANG
DA NANG
EASTERN SEA
LAOS
TRAO
DIEN BAN
AI NGHIA
HOI AN
VINH DIEN
DAI LOC
DUY XUYEN
HIEN
Bung River
THANH MY
HA LAM
Thu Bon river
DONG PHU
THANG BINH
NAM GIANG
Cai river
QUE SON
TAN AN
TAM KY
HIEP DUC
Giang river
TIEN KY
(IV)
(V)
N
Q
R
O
P
S
X
V
U
T
TIEN PHUOC
KHAM DUC
BONG MIEU
TRA MY
PHUOC SON
TRA MY
QUANG NGAI
KON TUM
CHINA
HANOI
Hai Phong
Red River
Da River
Hai Nam Island
VIENTIANE
LAOS
Hue
Da Nang
Quang Nam
THAILAND
Mekong River
CAMBODIA
Nha Trang
PHNOMPENH
Ho Chi Minh City
Tien River
Hau River
EASTERN SEA
LEGEND
Capital
City
Town
District center
DIEN BAN
District
National boundary
Provincial boundary
District boundary
1A
National road
613
Provincial road
Railway
(IV) NVM Corp 1955/QD-DCKS Exploration licence
(V) NVM Corp 1953/QD-DCKS Exploration licence
N
0
5
25
Kilometres

Figure 4.  Phuoc Son Gold Property

Figure 5. Bai Dat and Bai Go (South and North) deposits

Geology

Two major stratigraphic units are present on the Phuoc Son property as follows:

•	Kham Duc Formation (Proterozoic): This formation consists largely of sedimentary rock.

•	Avuong Formation (Paleozoic): This formation is distinctive as it hosts significant amounts of mafic volcanic rock types.

The most significant fault related to mineralization on Phuoc Son property is the Dak Sa Fault Zone (“DSFZ”).  The DSFZ runs north-south for over five km through the centre of the Dak Sa Prospect (host to the South and North deposits).  The DSFZ appears to be primarily a thrust fault and features prominent gold mineralised quartz vein/breccias.

Main Mineral Occurrences

Since 1998 Olympus has discovered and/or explored 23 important showings on the Phuoc Son Gold property.  The most significant of these are the South and North Deposits in the Dak Sa area of the property.  Following are descriptions of these two significant discoveries.

South Deposit

The South Deposit is located in the southern portion of the property along the Dak Sa zone.  Exploration to date has delineated one main mineralized quartz vein.  The vein varies in thickness from one metre to over ten metres.  The mineralized quartz vein contains pyrite, pyrrhotite, galena, sphalerite, and native gold.  The total sulphides vary from less than 1% to more than 60%.

The South Deposit mineralization remains undefined on the down-dip to the NW (although rising terrain indicates increased depth to target in this direction) and with additional exploration and additional resources could be identified.

North Deposit

The North Deposit is one kilometre north of the South Deposit on the Dak Sa zone.  Overall, the North Deposit quartz vein system has widths of up to 32 m.  The Au-Ag-Pb-Zn mineralization is primarily fracture controlled in quartz.  Drilling has delineated a central high-grade zone.  The 2007/8 drilling program at the North Deposit returned results nearly doubling the strike length of the North Deposit and confirming that the deposit remains undefined to the north and south.

Other Phuoc Son Property Showings

The Phuoc Son Gold property hosts numerous other occurrences and further exploration is required to evaluate the economic viability.  Four of these occurrences are located in the Dak Sa area and have significant exploration potential that could result in development.

Resource and Reserve Estimates

The mineral reserve and mineral resource estimates contained in this Amalgamation Proposal have been prepared in accordance with NI 43-101.  These standards are similar to the 2004 JORC Code.

The ore reserve and mineral resource estimates contained in this Amalgamation Proposal have also been reported in accordance with the 2004 JORC Code.

Summary of Phuoc Son Gold Project Mineral Resource Estimates:

Reserve Estimates*

	31 December 2008
ReserveCategory	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven	235,650	8.72	66,070
Probable	694,740	7.48	167,080
Total P&P	930,390	7.79	233,150
*Note: Approximately 8,970 tonnes of ore were removed during the 2008 development tunneling.

Resource Estimates

	31 December 2008
Resource Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	163,320	11.76	67,000
Indicated	546,350	10.16	178,470
Total M&I	709,670	10.76	245,470
Total Inferred	1,884,200	6.63	401,640
Total M&I and Inferred			647,110

Phuoc Son Development – Dak Sa Underground Project (VN320)

The table below shows operating mine statistics of the Dak Sa Underground Project (VN320):

Dak Sa Underground Project (VN320)

	Q1 2009	Q2 2009	2009 YTD	2008 Full Year	2007 Full Year
Tonnes of ore milled	2,495	13,031	15,526	5,698	-
Head Grade (g/t Au)	19.91	19.20	19.31	17.06	-
Mill Recoveries	59%	69%	68%	74%	-
Gold Production (ounces)	947	5,575	6,522	2,320	-
Gold Sales (ounces)	1,082	4,950	6,032	1,800	-
Sales*	USD$947,494	USD$4,640,072	USD$5,587,566	CAD$1,513,989	-
Cost of Sales*	USD$796,612	USD$2,391,631	USD$3,188,243	CAD$1,121,557	-
Amortization*	-	-	-	-	-
Royalties (Vietnam Govt)*	USD$33,393	USD$304,660	USD$338,053	-	-
* As the project is not in commercial production at 30 June 2009 all sales, cost of sales and royalties paid have been capitalized in deferred exploration and development expenditure and no amortization has been made on non current assets.

Ore mined at Phuoc Son is presently being transported to Olympus’ Bong Mieu gold processing facility.

Construction of a dedicated Phuoc Son plant (Dak Sa) has commenced and is expected to be completed operational from 2010 subject to Olympus sourcing additional funding of approximately US$20 million.

The Dak Sa Plant is expected to produce gold at an initial annualised rate of 60,000 ounces when complete.

Investment Certificate (formerly known as an Investment Licence)

On 20 October 2003, a 30-year Investment Licence (now called an Investment Certificate) (No. 2355/GP) was granted for the Phuoc Son gold property.  The Investment Licence covers an area of 7,000 hectares.  The Investment Licence permitted MINCO and NVMC to establish a joint venture, PSGC, for a term of 30 years.  As at the date of the Investment Licence PSGC had investment capital of $10,000,000 and legal capital of $3,000,000 of which NVMC was to contribute $2,550,000 (85%) and MINCO was to contribute $450,000 (15%).  PSGC must pay the Vietnamese government annual land rent, and annual corporate tax of 40% of net profit.  The Investment Licence exempted PSGC from import duties but required it to pay profit remittance tax equal to 7% of the profits remitted outside Vietnam.

After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months (“First Profit Making Period”), MINCO can increase its interest in PSGC to 30% if MINCO chooses to acquire such interest from NVMC by paying fair market value.  After 20 years from the end of the First Profit Making Period, MINCO can increase its interest in PSGC to a total of 50% if MINCO chooses to acquire such additional 20% interest by paying fair market value. Fair market value for these purposes is to be determined by an independent accounting firm whose determination will be final and binding on both parties.  If MINCO does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, MINCO will be considered as having waived its right to acquire the relevant interest.

On 8 July 2008 Investment Certificate (No. 331022000010) was issued to re-register PSGC This Investment Certificate replaced the Investment Licence issued on 20 October 2003 and related amendments.  The new Investment Certificate incorporates all the significant details from the prior Investment Licence documents including investment incentives, royalty rate, tax rate and also reflects an increase in stated investment capital. The new Investment Certificate increased the investment capital of PSGC to $65,000,000 and increased its charter capital to $5,000,000, of which NVMC has contributed $4,250,000 and MINCO is to contribute $750,000. MINCO has not yet contributed its $750,000 to the legal capital.

Mining Licence and Other Permits

The table below summarises the key licences that PSGC holds:

Project	Owner	Licence	Area	Status	Grant Date	Term	Expiry Date
Phuoc Son	PSGC	Investment Certificate No 331022000010		Granted	08/07/2008	25 years	20/10/2033
Phuoc Son	PSGC	Exploration Licence 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010
Phuoc Son Bai Dat Underground	PSGC	Mining Licence 116/GP-BTNMT	1.00 Ha	Granted	23/01/2006	5.5years	31/07/2011
Phuoc Son Bai Go Underground	PSGC	Mining Licence 116/GP-BTNMT	0.52 Ha	Granted	23/01/2006	5.5 years	31/07/2011

By mid 2008, the first 2 levels of the South Deposit had been developed and it was determined to treat ore from these areas at Bong Mieu gold plant until such time as a dedicated local plant (the Dak Sa plant) could be constructed. This strategy was adopted to provide positive cash flow from all operations which could be used to partially finance the completion of the Dak Sa mine. Currently mine development is ongoing and plant construction has commenced. Olympus anticipates completion of the plant by late 2010 subject to arranging construction finance (by debt or equity funding or a combination thereof) of approximately US$20 million.

Accessibility, Climate, Local Resources, and Infrastructure

Access to the Dak Sa Project area within the Phuoc Son Gold property is by 140 km of bitumen road from Da Nang to Kham Duc.  From Kham Duc to the mine area a 14.5 km road was constructed by the mine (2006).

The climate is sub-tropical with average monthly temperatures ranging from about 27°C in June to 20.5°C in December, although it is reported that temperatures may fall below 15º C in the cold season.  Average annual rainfall is 2,762.5 mm with a maximum average monthly rainfall of 763.8 mm, which occurs in October.

The minimum average monthly rainfall of 30.9 mm occurs in February.  Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December.  Storms often occur in Quang Nam Province in September, October and November and cause heavy rain and strong winds with an average speed of 65 km/hr and a maximum of approximately 140 km/hr.

The Phuoc Son Project is located in the central highlands, an area that is one of the poorest regions of Vietnam.  The local economy is primarily subsistence agriculture although local ongoing highway construction has provided a source of employment.  Artisanal mining is ongoing on the Phuoc Son Gold property and while this activity has reduced from past periods it is not strongly discouraged by the government as it helps reduce unemployment and stimulate the local economy.  Olympus maintains this activity in check and has good relations with the miners.  These miners may be suitable candidates for future Olympus development and mining operations.

Nearby communities include Phuoc Duc Commune (population ~1,990) and Kham Duc District Town (population ~6,560), where Olympus has its local headquarters.  Kham Duc has a district hospital with out-patient facilities and limited trauma casualty facilities, but health care and education facilities are considered inadequate, with a distinct division in the standard of services and socio-economic opportunity available to ethnic minorities.

Electricity is provided from the Vietnam national grid supplying 1.6 MW at 22 kV supply.  Telecommunications facilities are good and include internet and cell phone service.  Water, although often polluted by the artisanal mining, is readily available on and near the Phuoc Son Gold property.  The population density within the Dak Sa Valley is approximately 25 per km2.  Except for small-scale slash and burn agriculture, the topographic relief in the area of the project area is unfavourable for farming activities.

Phuoc Son Gold Company Limited

The rights and obligations of NVMC and MINCO with respect to PSGC are set out in a joint venture agreement dated 5 March 2003 and the Charter of PSGC dated 30 April 2008. The material rights and obligations of the parties under the joint venture agreement and the Charter are summarised below.

The contributions of the parties to the Charter Capital of PSGC are:

(a)	NVMC – $4,250,000

(b)	MINCO – $750,000.

MINCO has the right to increase its equity participation in PSGC to 30% at the expiration of five years from the end of the period in which PSGC first makes a profit for twelve consecutive months (“First Profit Making Period”) by acquiring a portion of NVMC’s capital in PSGC. In addition, MINCO may further increase its equity participation in PSGC to 50% at the end of 20 years from the First Profit Making Period by acquiring a further share of NVMC’s capital in PSGC. Any acquisition by MINCO of capital in PSGC from NVMC is to be at fair market value agreed by the parties or, if the parties cannot agree within two months, determined by an international firm of accountants. If MINCO does not exercise its right to increase its equity participation within three months of the relevant right first arising it will be regarded as having waived its right to make that acquisition.

All profits distributed by PSGC are to be distributed to the members pro rata to their participating interests in PSGC’s Charter Capital.

The term of the joint venture is for 30 years from the date of the granting of the Investment Licence. The parties can extend the term of the joint venture if agreed by the parties and approved by the relevant investment authority.

MINCO is responsible for, amongst other things, assisting PSGC to obtain exploration licences, to ensure cooperation with local and central government administrative matters and to assist with and advise on procedure and protocol in Vietnam.

NVMC is primarily responsible for, amongst other things, providing expert management and technology for the joint venture and arranging third party funding for PSGC.

The Members’ Council is the highest decision-making body in relation to PSGC. The Members’ Council comprises six members, four of whom are appointed by NVMC and two of whom are appointed by MINCO. The Members’ Council must approve certain decisions, including any decision relating to:

(a)	annual business plans and development strategies;

(b)	the increase or decrease of PSGC’s Charter Capital;

(c)	the form of investment and investment projects, or the approval for entry into loan agreements and contracts for the sale of assets valued at more than 50% of the total book value of PSGC’s assets;

(d)	the organisation and management structure of the company.

Resolutions relating to the following matters must be approved by votes representing at least 90% of PSGC’s Charter Capital:

(a)	amendments to the Charter;

(b)	decisions regarding development strategy;

(c)	approval of annual financial statements;

(d)	reorganisation or liquidation of the company;

(e)	the sale of assets valued at more than 50% of the book value of PSGC’s assets.

All other resolutions of the Members’ Council must be passed by at least 65% of the votes cast at a meeting of members.

Neither party may assign its rights or obligations in the venture without first offering the other party the opportunity to purchase such party’s interests in the venture

The joint venture may be terminated on the following grounds:

(a)	Expiry of the 30 year term, if the parties do not agree to extend the term;

(b)	Material breach of the agreement by a party; or

(c)	Revocation of the Investment Certificate.

OTHER PROPERTIES

Olympus has a number of exploration interests including a joint venture in the Philippines on a property located north of the prolific Baguio-Mankayan Gold District.  These interests are however not considered material relative to the Vietnamese gold interests and as such are not addressed any further in this Amalgamation Proposal.

DIRECTORS AND MANAGEMENT

Directors of Olympus

David A. Seton - Chairman and Chief Executive Officer

Mr. David Seton holds a Bachelor of Laws degree from Victoria University, Wellington, New Zealand.  He has served variously as a director or managing director of a number of companies listed on the NZSX and ASX.  He takes responsibility for the overall coordination of Olympus’ strategic planning as Chairman and CEO of Olympus.  He has 17 years business experience in Vietnam and over 25 years experience in the mining industry.  Mr David Seton has been a director of Olympus since 1 August 1996.

Jon Morda

Jon Morda has a Bachelor of Arts degree from the University of Toronto (1975) and is a member of the Institute of Chartered Accountants of Ontario.  He has over 20 years' experience in the mining industry, with several positions as Chief Financial Officer of mineral exploration and gold producing companies listed on the TSX.  Mr. Morda is presently Chief Financial Officer of Alamos Gold Inc. in Toronto, a TSX-listed company.  Mr Morda has been a director of Olympus since 16 August 2006.

John A.G. Seton

John Seton, a lawyer, is a former President of Olympus, and has extensive business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council.  He is or has been a director of a number of companies listed on the ASX and the NZSX and is a director accredited by New Zealand’s Institute of Directors.  In addition to being a director of Olympus John is the Chairman of Zedex and Chairman of New Zealand-listed SmartPay Limited.  He is a director of ASX-listed Manhattan Corporation Limited and the former chairman of ASX listed Summit Resources Limited. Mr John Seton holds a Bachelor of Laws from Victoria University of Wellington and a Master of Laws with Honours from the University of Auckland.  He has been a director of Olympus since 7 July 1999.

T. Douglas Willock

Douglas Willock has over 20 years of experience in the investment banking industry having co-led the Canadian mining groups of National Bank Financial (formerly, Lévesque Beaubien Geoffrion Inc.) and Deutsche Bank Securities Inc.  He was a vice-president of Scotia Capital Markets and an assistant vice-president at CIBC World Markets. Mr Willock has a Masters of Business Administration (Finance) from the Richard Ivey School of Business at the University of Western Ontario and a Bachelor of Arts degree from the University of British Columbia (History).  He has been a director of Olympus since 16 February 2006.

Management

David A. Seton (Chief Executive Officer)

Refer above.

Peter Tiedemann (Chief Financial Officer)

Mr. Peter Tiedemann holds a Bachelor of Commerce degree from the University of Auckland and has considerable financial and consulting experience spanning some 40 years.  His involvement with chief financial officer responsibilities has covered a wide range of companies including Fortune 500 corporations, Canon NZ Limited, Pitney Bowes NZ Limited and DRG New Zealand Ltd.  Mr Tiedemann spends about 80% of his time on Olympus related matters.

Charles Barclay (Chief Operating Officer)

Mr. Charles Barclay is a former member of the association of Mine Managers of South Africa.  He has 39 years experience in the gold mining sector, of which 25 years have been in senior management roles in developing and ‘third world’ jurisdictions.  Since leaving the role of Chief Operating Officer of Emperor Mines Ltd, Fiji, in 2000, he has worked in Malaysia and Papua New Guinea as an independent consultant designing mines and constructing a mine before joining Olympus in February 2006.  His experience has provided a solid grounding in all aspects of open pit and underground mining, including, production, design, evaluation, construction, contract negotiation, and management.

Louis Montpellier of Gowlings Lafleur Henderson LLP — Corporate Secretary

Mr. Montpellier is a legal advisor to the mining industry with over 25 years experience in structuring mineral exploration and development companies. Mr. Montpellier is identified in the Lexpert/American Lawyer Guide to the Leading 500 Lawyers in Canada, the Lexpert Guide in the Leading 100 Industry Specialists in Canada, Who’s Who Legal, the International Who’s Who of Mining Lawyers, and The Best Lawyers in Canada, as one of Canada's leading mining lawyers.  Through his directorships, Mr. Montpellier also has direct experience in the mineral exploration and development business and in its related M&A transactions.

Rodney P. Jones — VP Exploration

Mr. Jones graduated from the University of Leicester (UK) with an Honours Degree in Geology in 1966. His career in exploration and mining industries spans 40 years and includes time spent in Zambia, Sierra Leona, Botswana, Australia, Fiji, Papua New Guinea, and South Africa.  He has held numerous management positions including various stints as Chief Geologist (BCL Limited (Sierra Leona and Botswana), Agnew JV (Australia), Ok Tedi Ltd (Papua New Guinea)), Executive Manager Technical Services (Emperor Mines Ltd (Fiji)), and as a technical consultant to the West Australian State Government.

James Hamilton — VP Investor Relations

James Hamilton has an Ontario Associate Diploma in Agriculture from the University of Guelph (1972).  He has 30 years' experience in sales and marketing and has held several senior sales positions throughout his career.  Prior to joining Olympus, he was Sales Manager for UAP Canada Inc. where he led sales and marketing efforts for this agribusiness company.  Mr. Hamilton spent several years in the Canadian potash industry and was the Canadian Sales Manager for the Potash Co. of America, Division of Rio Algom Ltd. from 1983 through 1993.  Mr. Hamilton also served the Potash Corporation of Saskatchewan from 1978 to 1983 as their Eastern Canadian Sales Manager.  Mr Hamilton was active with his industry association serving, at different times, as Chairman and Vice Chairman of the Transportation Committee of the Canadian Fertilizer Institute.

Russell Graham — VP Finance Vietnam

Russell Graham received his B. Comm. (Accounting Major) from University of Otago, in New Zealand in 1987.  He went on to receive his chartered accountancy designation from the New Zealand Institute of Chartered Accountants in 1991 and completed a Post Graduate Diploma in Business at the University of Auckland in 2005.  Mr Graham spent 1992 to 1999 in the United Kingdom gaining valuable experience in finance control and management of inter-company operating expenses.  On leaving the United Kingdom in 1999 he was Manager, Business Area Profitability at Schroder Investment Management Limited.  On his return to New Zealand in 1999 Mr Graham served four years as a business manager in Auckland where he managed a medical and surgical portfolio.

CONSTITUTION AND RIGHTS ATTACHING TO OLYMPUS SHARES

Olympus Pacific Minerals Inc. (“Olympus”) was incorporated by registration of its memorandum and articles under the laws of Ontario on July 4, 1951 under the name “Meta Uranium Mines Limited”.  Effective August 24, 1978, the Company changed its name from “Meta Uranium Mines Limited” to “Metina Developments Inc.”  The Company was continued under the Company Act (British Columbia) with the name “Olympus Holdings Ltd.” on November 5, 1992 and consolidated its share capital on a 4.5:1 basis.  Olympus further consolidated its share capital on a 3:1 basis and changed its name from “Olympus Holdings Ltd.” to “Olympus Pacific Minerals Inc.” on November 29, 1996.  Olympus continued from British Columbia into the Yukon Territory under the Business Corporations Act (Yukon) on November 17, 1997 and continued from the Yukon Territory into Canada under the Canada Business Corporations Act on July 13, 2006.

Olympus is authorized to issue an unlimited number of common shares without par value.  All of the issued shares are fully-paid and non-assessable. As at 31 October, 2009, Olympus had 249,476,531 common shares issued and outstanding.

The holders of common shares of Olympus are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of common shares are entitled to dividends if, as and when declared by the board of directors of Olympus. Holders of common shares are entitled upon liquidation, dissolution or winding up of Olympus to receive the remaining assets of Olympus available for distribution to shareholders.

There are no constraints on the ownership of Olympus’ securities to ensure that it meets a required level of Canadian ownership.

Under its Articles, Olympus is restricted from carrying on the business of a railway, steamship, air transport, canal telegraph, telephone or irrigation company.

Zedex shareholders should also refer to the information set out under the heading “What sort of investment is this?” in section 8 on page 87 and to the information in Annexure C on page 163.

In the event that the common shares of Olympus do not become listed on the ASX, the holders of Olympus shares in New Zealand and Australia will be required to open a brokerage account in Canada or the United States in order to sell or transfer their shares on the TSX (and Olympus will make an application for the relevant Olympus shares to be tradable on the TSX).

(1)
If a holder of Olympus shares holds a physical share certificate representing his or her shares and wants to transfer or sell them, it will be necessary to sign the back of the certificate or execute a stock power of attorney form.  Before a transfer agent will accept the transaction, it will be necessary to have the signature guaranteed.  An investor can obtain a signature guarantee from a financial institution – such as a commercial bank, savings bank, credit union or broker dealer that participates in the Medallion signature guarantee programs.  It may also be possible to obtain a Medallion guarantee from an overseas branch of a U.S. or Canadian bank, broker or credit union with whom the investor does business. Transfer agents can refuse to accept a signature guarantee from an institution that does not participate in the Medallion guarantee program or that is not recognized by the transfer agent.

(2)
If an investor’s securities are held through a brokerage firm, most firms will automatically put the investor’s securities into “street name”.  This means that an investor’s brokerage firm will hold his or her securities in the firm name or the name of another nominee and not in the investor’s name, but the firm’s records will indicate that the investor is the beneficial owner of the securities and account statements will be sent four times a year.   When an investor wants to buy or sell securities, he or she contacts the broker and provides instructions as to the timing and amount of sales/purchases of the securities.

CORPORATE GOVERNANCE OF OLYMPUS

Role of the Board

The Board of Olympus operates under a written mandate and is responsible for supervising the conduct of the company's affairs and the management of its business. This includes setting long term goals and objectives for Olympus, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board of Olympus delegates the responsibility for managing the day to day affairs of the company to senior management personnel, the Board of Olympus retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the company and its business.

The Board of Olympus reviews the principal risks inherent in the company’s business, including financial risks, through periodic reports from management of such risks. This review takes place in conjunction with the board’s review of operations and risk issues at each board meeting, at which time the Board of Olympus assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board of Olympus also assesses the integrity of the internal financial control and management information systems.

In addition to those matters that must, by law, be approved by the Board of Olympus, the board is required to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior management.

Board Committees

Olympus has an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Nominating Committee.  Each Committee of the Board of Olympus is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of Olympus provided such director has obtained the approval of the Corporate Governance Committee and Nominating Committee to do so.

The Audit Committee recommends to the Board of Olympus the engagement of the independent auditors of Olympus and reviews with the independent auditors the scope and results of Olympus’ audits, the company’s internal accounting controls, and the professional services furnished by the independent auditors to Olympus.  The current members of the Audit Committee, each of whom is independent, are Jon Morda and T. Douglas Willock.

Olympus’ executive compensation program is administered by the Compensation Committee of the Board of Olympus.  The Compensation Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the company.  The Committee also evaluates the performance of Olympus’ senior executive officers and reviews the design and competitiveness of the company’s compensation plans.  The Compensation Committee is comprised of T. Douglas Willock, John Seton and Jon Morda.

The overall purpose of the Nominating Committee is to assist the Board of Olympus in fulfilling its oversight responsibilities by establishing criteria for board and committee membership, recommending composition of the Board of Olympus and its committees and, as circumstances arise, assessing directors’ performance. The Nominating Committee is comprised of John Seton and T. Douglas Willock

The Corporate Governance Committee, which recommends to the Board of Olympus changes in governance policy and processes, is comprised of John Seton (Chairman) and T. Douglas Willock.  This Committee provides a focus on corporate governance to enhance corporate performance, and to ensure on behalf of the board and shareholders of Olympus that the company’s corporate governance system is effective in the discharge of its obligations to the company’s stakeholders.

Auditor

Ernst & Young LLP, Toronto, Canada is the current auditor of Olympus.  It is not intended that this will change as a result of the Amalgamation.

HISTORICAL FINANCIAL INFORMATION

Historical audited consolidated financial information in respect of the Olympus Group for the twelve month period ended 31 December 2008 and consolidated financial information for the six month period ended 30 June 2009 reviewed in accordance with Canadian generally accepted standards for a review by an auditor of unaudited interim financial statements is provided in Annexure E.

Olympus Pacific Minerals Inc – Summary of Financial Statements

The financial information set out in the table below for the five accounting periods to 31 December 2008 has been extracted from the published audited consolidated financial statements of Olympus Pacific Minerals Inc. These financial statements were prepared in accordance with Canadian GAAP and therefore do not comply with NZ GAAP.

Except for the requirement to prepare the summary of financial statements in accordance with all measurement and recognition requirements under NZ GAAP, this summary of financial statements has been presented in accordance with FRS-43: Summary Financial Statements. The reasons for this non-compliance are given below.

Management has performed an analysis of the requirements of Canadian GAAP as compared to the requirements of NZ IFRS as they may impact the Olympus Group. This description of the similarities and certain differences between Canadian GAAP and NZ IFRS is set out in the section entitled “Differences between Canadian GAAP and NZ IFRS” on page 63 below.

The table below also contains a summary of the interim financial statements for the six month period to 30 June 2009.  This information has been extracted from the interim consolidated financial statements of the Olympus Group at Annexure E.

On 1 January 2009, Olympus changed its presentation currency from Canadian dollars to US dollars. This coincided with management determining that the functional currency of the Company had changed. This is reflected in the summary information below which shows information for the five years ended 31 December 2008 in Canadian dollars and the six month period ended 30 June 2009 in US dollars.

There is no requirement under Canadian GAAP to prepare a Statement of Changes in Equity, therefore the information below as to changes in equity has been constructed using figures extracted from the published financial statements.

The summary of financial statements cannot be expected to provide as complete an understanding as the full financial statements which are available at www.sedar.com and were authorized for issue on the following dates:

•	Year ended 31 December 2004	15 April 2005
•	Year ended 31 December 2005	12 April 2006
•	Year ended 31 December 2006	30 March 2007
•	Year ended 31 December 2007	14 March 2008
•	Year ended 31 December 2008	30 March 2009
•	6 months ended 30 June 2009	12 November 2009

This summary of financial statements was authorized for issue on 12 November 2009 by the Olympus Audit Committee.

Each of the annual financial statements has been audited in accordance with Canadian Generally Accepted Auditing Standards (GAAS). In each case an unqualified opinion was issued.

The unaudited interim financial statements for the 6 months ended 30 June 2009 have been reviewed in accordance with Canadian GAAS for a review by an auditor of unaudited interim financial statements.

Consolidated Balance Sheet	31/12/04	31/12/05	31/12/06	31/12/07	31/12/08	30/6/09
	CAD'000	CAD'000	CAD'000	CAD'000	CAD'000	USD'000
Current assets
Cash	5,598	405	4,101	26,656	5,096	4,610
Receivables	202	246	1,704	1,080	3,046	3,571
Inventory	-	259	617	1,293	3,760	3,265
	5,800	910	6,422	29,029	11,902	11,446
Non-current assets
Property, plant & equipment	182	872	10,698	11,095	14,298	10,992
Mineral properties	7,199	7,199	10,016	9,819	9,564	7,776
Deferred financing costs	-	-	696	-	-	-
Deferred exploration and development costs	11,237	21,529	13,725	21,707	30,708	24,138
	18,618	29,600	35,135	42,621	54,570	42,906
Total assets	24,418	30,510	41,557	71,650	66,472	54,352
Current liabilities
Trade and other payables	402	1,550	1,900	3,163	4,423	4,037
Capital lease obligations	-	-	413	388	698	359
Asset Retirement obligation	-	31	59	135	138	154
Advance exploration contributions payable	-	1,191	-	-	-	-
Share subscriptions in advance	4,680	-	-	-	-	-
Interest-bearing borrowings	-	-	2,331	-	-	-
	5,082	2,772	4,703	3,686	5,259	4,550
Non-current liabilities
Asset Retirement obligation	-	351	890	722	1,282	1,098
Advance exploration contributions payable	1,231	-	-	-	-	-
	1,231	351	890	722	1,282	1,098

Total liabilities	6,313	3,123	5,593	4,408	6,541	5,648

Net assets	18,105	27,387	35,964	67,242	59,931	48,704
Equity
Share capital	38,749	49,710	66,075	104,159	104,206	92,097
Deficit	(22,211)	(24,980)	(34,459)	(43,400)	(51,875)	(48,538)
Accumulated other comprehensive income/(deficit)	-	-	-	-	-	(2,513)
Contributed surplus 1	1,567	2,657	4,348	6,483	7,600	7,658
	18,105	27,387	35,964	67,242	59,931	48,704

Consolidated Income Statement	31/12/04	31/12/05	31/12/06	31/12/07	31/12/08	30/6/09
	CAD'000	CAD'000	CAD'000	CAD'000	CAD'000	USD'000
Revenue	-	-	1,644	6,996	7,755	2,764
Cost of sales	-	-	(1,536)	(5,523)	(6,204)	(1,904)
Impairment charge 2	-	-	(4,280)	-	-	-
Write off of deferred exploration and evaluation costs 3	-	-	(439)	-	(923)	-
Management fees & salaries	(739)	(877)	(1,515)	(2,771)	(3,093)	(1,507)
Stock based compensation	(180)	(961)	(617)	(2,273)	(1,063)	(1,176)
Other expenses	(1,263)	(931)	(2,736)	(5,370)	(4,947)	(2,633)
Net profit/loss	(2,182)	(2,769)	(9,479)	(8,941)	(8,475)	(4,456)

	31/12/04	31/12/05	31/12/06	31/12/07	31/12/08	30/6/09
Consolidated Statement of Changes in Equity	CAD'000	CAD'000	CAD'000	CAD'000	CAD'000	USD'000
Opening Equity	13,691	18,105	27,387	35,964	67,242	48,940

Opening Contributed Equity	32,333	38,749	49,710	66,075	104,159	88,905
Share capital issued	5,256	11,064	16,834	36,066	21	3,347
Options Issued	9	-	558	1,232	-	-
Warrants issued	1,151	436	636	3,393	-	-
Share issue costs	-	(539)	(1,663)	(2,607)	26	(155)
Closing Contributed Equity	38,749	49,710	66,075	104,159	104,206	92,097

Opening Retained Deficit	(19,010)	(22,211)	(24,980)	(34,459)	(43,400)	(44,082)
Net deficit for the year	(2,182)	(2,769)	(9,479)	(8,941)	(8,475)	(4,456)
Transfer to other reserves - share options - adoption of fair value accounting	(1,019)	-	-	-	-	-
Closing Retained Deficit	(22,211)	(24,980)	(34,459)	(43,400)	(51,875)	(48,538)

Opening Accumulated other comprehensive income/(deficit) 4	-	-	-	-	-	(2,513)
Closing Accumulated other comprehensive income/(deficit)	-	-	-	-	-	(2,513)

Opening contributed surplus1	368	1,567	2,657	4,348	6,483	6,630
Transfer from retained deficit	1,019	-	-	-	-	-
Share options	180	1,090	1,691	2,135	1,118	1,029
Closing contributed surplus1	1,567	2,657	4,348	6,483	7,600	7,658

Closing Equity	18,105	27,387	35,964	67,242	59,931	48,704

Consolidated Statement	31/12/04	31/12/05	31/12/06	31/12/07	31/12/08	30/6/09
of Cash Flows	CAD'000	CAD'000	CAD'000	CAD'000	CAD'000	USD'000
Net cash flows from / (used in) operating activities	(2,313)	(982)	(4,944)	(3,380)	(6,967)	(3,107)
Net cash flows from / (used in) investing activities	(3,934)	(11,002)	(9,029)	(9,240)	(14,278)	502
Net cash flows from / (used in) financing activities	5,840	6,791	17,663	35,725	(629)	2,637
Total net cash flows	(407)	(5,193)	3,690	23,105	(21,874)	32
Cash at the beginning of the year	5,975	5,598	405	4,101	26,656	4,162
Cash acquired - vend-in agreement	30	-	-	-	-	-
Effect of foreign exchange rates	-	-	6	(550)	314	416

Cash at the end of the year	5,598	405	4,101	26,656	5,096	4,610
Notes to the Summary of Financial Statements

1 Contributed surplus would be described under NZ IFRS as ‘Other reserves’. This is a share-based payment reserve.

2 During fourth quarter 2006, management determined that the Bong Mieu Central mine was not reaching originally estimated future throughput. Consequently, an impairment charge of CAD 4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development costs.

3 The write off of deferred exploration and evaluation costs during 2006 relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results. The write off during 2008 relates to the Capcapo property where exploration activities were halted due to the uncertainty of the current economic climate and the outcome of community consultation.

4 On 1 January 2009, Olympus Group changed its functional and presentation currency from Canadian dollars to US dollars. Accounting for this change in presentation currency resulted in the creation of the accumulated other comprehensive deficit reserve of US$2.513 million.

DIFFERENCES BETWEEN CANADIAN GAAP AND NZ IFRS

Olympus’ management has evaluated certain differences between Canadian GAAP and NZ IFRS as they impact Olympus. Management believes that there would be no material differences to the majority of line items appearing in the Olympus balance sheet and income statement set out under the heading “Historical Financial Information” above or in the balance sheets and income statements set out in Annexure E from what has been reported under Canadian GAAP if the recognition and measurement provisions of NZ IFRS were applied.  It should be noted that, in making this assessment, a full conversion exercise considering every recognition, measurement, presentation and disclosure difference that exists between the two bases of accounting (i.e. Canadian GAAP and NZ IFRS) has not been performed.

The specific areas where no significant differences in recognition and measurement have been identified between NZ IFRS and Canadian GAAP are cash, receivables, inventory, trade and other payables and capital lease obligations.

Certain relevant accounting differences between Canadian GAAP and NZ IFRS and the possible impacts on the financial information set out under the heading “Historical Financial Information” above and the financial information attached to Annexure E on page 183 have been described below:

BALANCE SHEET

Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus under NZ IFRS
Property, plant and equipment (‘PP&E’)	There are differences between Canadian GAAP and NZ IFRS as follows:	No significant impact is expected for the following reasons:
	(i) Canadian GAAP does not allow revaluation of PP&E, which is allowed under NZ IFRS.	(i) There has historically been no revaluation and there is no intention to revalue.
(ii) The calculation of depreciable value under Canadian GAAP uses the lesser of residual and salvage values whereas NZ IFRS uses residual value.
(ii)       For the majority of assets, residual value is zero. For the remaining assets, residual value has been assumed under Canadian GAAP to be equal to salvage value therefore no significant impact is anticipated.

(iii)      Canadian GAAP requires that “asset parts” of a main asset be depreciated separately when practicable and estimable whereas NZ IFRS requires that significant asset parts are always  recognized and depreciated separately so that the cost of replacing a part may be recognized.

(iii) Olympus has historically depreciated all asset parts separately as required by NZ IFRS, therefore no significant impact is anticipated.

(iv)     When there are impairment indicators for PP&E, Canadian GAAP first determines whether undiscounted cash flows are sufficient to recover carrying value and if not, impairment is measured based on fair value whereas NZ IFRS requires that when there are impairment indicators, carrying value is compared to the recoverable amount, being the greater of fair value less cost to sell or value in use (i.e., discounted cash flows).

(iv) There have not been any instances where impairment indicators have been met for PP&E in Olympus.
Mineral properties	Mineral properties are covered under PP&E above.	No significant impact is expected. Mineral properties have been capitalised at cost and reviewed for the existence of impairment triggers. No impairments have been recorded.

Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus under NZ IFRS
Borrowing costs	Under Canadian GAAP, an entity can choose whether to expense or capitalise borrowing costs, whereas NZ IFRS requires qualifying borrowing costs to be capitalised.	Olympus has minimal borrowing costs. Where significant, Olympus’ policy is to capitalise (in line with NZ IFRS), and therefore no significant impact is expected.
Deferred exploration and development costs
Canadian GAAP is more comprehensive than NZ IFRS, which only provides guidance up to the point that technical feasibility and commercial viability of extracting is demonstrated. Canadian GAAP allows for the capitalisation of certain exploration and development costs.

NZ IFRS allows accounting in line with Canadian GAAP for the exploration and evaluation phase but expenditures beyond the exploration and evaluation phase must be considered in line with the capitalisation criteria for PP&E and/or intangible assets.

The deferred exploration and development costs need to be split between exploration and evaluation and development and assessed separately. Given that all development expenditures meet the recognition criteria of NZ IFRS in relation to PP&E, no significant impact on the measurement of these assets is expected, but they must be separately classified as development expenditure.

Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus under NZ IFRS
Impairment of non-current assets
When there are impairment indicators for non-current assets, there are differences between Canadian GAAP and NZ IFRS as follows :

(i)       Both standards have a set of ‘triggers’ for an impairment test to be carried out.  When there are indicators, Canadian GAAP first determines whether the undiscounted cash flows are sufficient to recover the carrying value.  If they are, no impairment is recorded.  If not, impairment is recorded.

(ii)      Canadian GAAP requires impairment to fair value, regardless of the value in use, whereas NZ IFRS requires impairment of an asset to the higher of fair value less costs to sell and value in use.
(iii)     Canadian GAAP does not permit the reversal of an impairment loss when there has been a change in estimates used to determine the recoverable amount. This is required under NZ IFRS.

In 2006, the impairment of the Bong Mieu development expenditure resulted from a determination that the mine would not reach originally estimated future throughput as published in the feasibility study (the ‘trigger’ for the impairment).  The impairment recognized resulted in a write-down to fair value based on the value in use.

The impairment calculation was based on a number of estimates, being the projected cost structures, expected PP&E spend, production volumes and the sale price of gold.

Although the original cause of the impairment has not changed (being the reduction in throughput compared to the original feasibility study), the underlying assumptions and estimates supporting the calculation of recoverable amount have changed. Management has not assessed the impact of these changes on the impairment calculation which would have to be revisited in the event of Olympus proceeding with a full IFRS conversion.

Asset retirement obligations
Canadian GAAP includes accounting standards which specifically cover this area and are more comprehensive than the NZ IFRS on provisions. However, in calculating provisions, NZ IFRS requires the use of the current market-based discount rate at each reporting date rather than an entity’s credit-adjusted risk free rate which is revised only when there is an upward revision in expected cash flows as required under Canadian GAAP.

In addition, whilst Canadian GAAP only permits the recognition of legal obligations, NZ IFRS requires the recognition of both legal and constructive obligations.

The Asset retirement obligations of Olympus are not sufficiently large to expect that the differences in discount rate would have a material impact on the financial statements.

Management has not performed a full analysis of whether there are any constructive asset retirement obligations which have not been recognized under Canadian GAAP. However their preliminary assessment is that there would be no significant impact on the financial statements of recognizing constructive obligations.

Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus under NZ IFRS
Contributed surplus	There are a number of small presentation and disclosure differences between Canadian GAAP and NZ IFRS.
The small differences noted are not expected to have a significant impact on Olympus. However, the ‘Contributed Surplus’ should be described as ‘Other reserves’ or ‘Share-based payment reserve’ under NZ IFRS.

Minority interests
Canadian GAAP does not require the recognition of a minority interest with a deficit balance. Until recently, this has been the same under NZ IFRS. However, a new standard has recently been released under NZ IFRS which is effective for all accounting periods beginning on or after 1 July 2009. This standard requires all minority interest deficit balances to be recognized as a line item within equity.

Historically this would have had no impact as the standards were effectively aligned. If Olympus were to prepare financial statements going forward under NZ IFRS, then the minority interest would need to be recognized.

INCOME STATEMENT

Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus under NZ IFRS
Revenue
There are certain differences in the revenue recognition criteria between Canadian GAAP and NZ IFRS because NZ IFRS includes measurement standards requiring fair value for consideration received or receivable.
No significant impact is expected.
Impairment charge	See comments above in relation to impairment of non-current assets.
There would be no expected impact on the impairment charge which was calculated in 2006. However, as noted above, there is a possibility that there would have been a reversal of the impairment during subsequent periods under NZ IFRS.

Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus under NZ IFRS
Stock based compensation
There are a number of differences in accounting for stock based compensation however the differences depend on the contractual nature of the stock based compensation and are not expected to have a material impact on Olympus.  The differences identified are as follows:

(i)        Canadian GAAP provides an exemption for the recognition of an expense when an employee share purchase plan provides a discount to employees that does not exceed the per-share amount of share issuance costs that would have been incurred to raise a significant amount of capital by a public offering and is not extended to other holders of the same class of shares. This exemption is not provided by NZ IFRS.

(ii)       NZ IFRS defaults to using the fair value of the non-tradeable equity instruments if the value of received goods or non-employee service is not reliably measureable

(iii)     NZ IFRS requires that share-based payments to non-employees be measured at the date the entity obtains the goods or the counterparty renders service

(iv)     NZ IFRS requires cash-settled share-based payments to be measured at the fair value of the liability not intrinsic value

(v)      NZ IFRS requires the transaction to be accounted for as a cash-settled transaction if the entity has incurred a liability to settle in cash or other assets, or as an equity-settled transaction if no such liability has been incurred.

(vi)     NZ IFRS is more detailed about how to deal with a modification of an award.

None of the specific circumstances noted as resulting in different accounting treatments apply, therefore no significant impact is expected to the stock based compensation plans put in place by Olympus.

CASH FLOW STATEMENT

Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus under NZ IFRS
Cash flow statement	Canadian GAAP permits the use of the indirect method of reporting the cash flow statement which is not permitted under NZ IFRS.
Olympus currently uses the indirect method of reporting. Therefore there would be a number of presentation differences under NZ IFRS in terms of the layout of the cash flow statement and the amounts reported in the line items that are disclosed. However, this is a presentation issue only and no impact is expected on the recognition or measurement of the numbers presented.

GENERAL

Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus under NZ IFRS
Functional currency
Canadian GAAP does not explicitly require the determination of the functional currency of an entity, only requiring the functional currencies of its subsidiaries to be assessed. NZ IFRS on the other hand does require the parent entity functional currency to be determined.

While Canadian GAAP has a number of indicators of functional currency, these are not given any hierarchy whereas under NZ IFRS there is a weighting and priority of factors.

Olympus changed its presentation currency at 1 January 2009 from Canadian dollars to US dollars. Management also determined that the functional currency could be appropriately assessed as being US dollars at that date by applying the hierarchy of indicators given in NZ IFRS. However, management has made no assessment of the functional currency of Olympus under NZ IFRS prior to 1 January 2009 which would have to be revisited in the event of Olympus proceeding with a full IFRS conversion.

6.	AMALGAMATED OLYMPUS PROFILE

BUSINESS STRATEGY

On the basis the Amalgamation proceeds Olympus proposes to investigate the development of the Bau property (in which Zedex currently has an interest) in conjunction with its plans for future development in Vietnam.

Olympus’ intent is to seek to build on its existing production in Vietnam and to expand its overall gold production operations within South East Asia.  Bau will be the first property Olympus will investigate developing outside of Vietnam.

All expansion will be subject to project evaluation and the ability of Olympus to arrange funding for project development.  Funding could be obtained from a variety of sources but is likely to include further share issues by Olympus for cash consideration and as such could be expected to dilute the holdings of Olympus shareholders including Zedex shareholders who become Olympus shareholders pursuant to the Amalgamation.

TRADING PROSPECTS

It is intended that the Amalgamated Group will continue to operate the Vietnamese gold mines presently held by Olympus and conduct further exploration of other properties.  The Amalgamated Group will also seek to conduct further assessment work on the Bau gold project in Malaysia which is presently held by Zedex.

Given the uncertainties associated with gold mining including the likely outcomes of the further assessment work on the Bau gold project, the directors of Olympus and Zedex are not in a position whereby they consider they are able to make a forecast as to Olympus’ trading prospects.

Olympus’ business is subject to risks.  These are summarised under the heading “Merger Specific Risks” on page 25 and under the heading “What are my risks?” in section 8 on page 96.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

The pro forma condensed combined balance sheet presented in this section has been compiled to illustrate the pro forma financial position of Olympus as if the Amalgamation had taken effect as at 30 June 2009.

The condensed combined pro forma balance sheet has been prepared in order to give Zedex shareholders an indication of the size and scale of Olympus post-Amalgamation. It does not necessarily illustrate the financial position that would have been obtained had the Amalgamation occurred on 30 June 2009.

The pro forma condensed combined balance sheet does not take into account potential rationalisation of duplicated corporate activities or integration costs which are expected to occur after the Amalgamation.

The pro forma condensed combined balance sheet should be read in conjunction with the merger specific risks set out in section 4 on page 25, the risks set out under the heading “What are my risks?” in section 8 on page 96, and other information contained in this Amalgamation Proposal.

Zedex shareholders should refer to the section entitled “Differences between Canadian GAAP and NZ IFRS” on page 63 for a description of certain similarities and differences between Canadian GAAP and NZ IFRS insofar as they may impact on the financial information of Olympus contained in the pro forma condensed combined balance sheet.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	Olympus	Zedex Minerals Limited		Pro Forma Adjustments		Pro Forma combined
	US$ '000	NZ$ '000	US$ '000	US$ '000	Note	US$ '000
	30-Jun-09	30-Jun-09			2	30-Jun-09
Equity
Contributed Equity	92,097	45,764	29,618	13,845	C	105,942
				(29,618)	F
Retained Deficit	(48,538)	(16,335)	(10,572)	10,572	F	(48,538)
Other reserves	5,145	4,379	2,834	223	G	5,368
				(2,834)	F
Total equity	48,704	33,808	21,880	(7,812)		62,772

Assets
Current assets
Cash	4,610	745	482	(1,200)	D	3,892
Trade and other receivables	3,571	105	68	-		3,639
Inventory	3,265	-	-	-		3,265
	11,446	850	550	(1,200)		10,796
Non-current assets
Property, plant and equipment	10,992	121	78	-		11,070
Mineral interests	31,914	7,605	4,922	10,840	B	47,676
Investment in associate	-	24,567	15,900	(15,900)	E	-
Other assets	-	64	41	-		41
Intangible asset - royalty agreement	-	2,398	1,552	(1,552)	B	-
	42,906	34,755	22,493	(6,612)		58,787

Total assets	54,352	35,605	23,043	(7,812)		69,583

Current liabilities
Trade and other payables	4,396	763	494	-		4,890
Interest bearing borrowings	-	1,034	669	-		669
Provisions	154	-	-			154
	4,550	1,797	1,163	-		5,713
Non-current liabilities
Provisions	1,098	-	-	-		1,098

Total liabilities	5,648	1,797	1,163	-		6,811

Net assets	48,704	33,808	21,880	(7,812)		62,772

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet

1.	BASIS OF PREPARATION

The unaudited pro forma condensed combined balance sheet and accompanying notes have been prepared in accordance with Olympus’ accounting policies for inclusion in the Amalgamation Proposal with respect to the proposed amalgamation of Olympus NZ and Zedex.  The unaudited pro forma condensed combined balance sheet gives pro forma effect to the following proposed transactions (“collectively, the Transaction”) as if they had occurred on 30 June 2009:

•
Zedex and Olympus NZ will merge, and Olympus NZ will continue as the surviving legal entity and will succeed to all the property, rights, powers, privileges, liabilities and obligations of Zedex (including the 65,551,043 Olympus shares currently held by Zedex);

•
Zedex shareholders will receive 1 Olympus share for every 2.4 Zedex shares held as at the Record Date.   Their Zedex shares will then be cancelled. In aggregate, Zedex shareholders will then receive 119,778,322 Olympus shares comprising:

o	the 65,551,043 Olympus shares currently held by Zedex (which shares will vest in Olympus NZ upon the Amalgamation becoming Effective); and

o	54,227,279 Olympus shares to be issued by Olympus (on behalf of Olympus NZ).

•
Zedex has a total of 10,550,000 options on issue whereby Zedex option holders can subscribe for Zedex shares.  Of these 10,550,000 options, 2,000,000 were issued on 29 September 2009. Zedex and Olympus propose entering into an agreement with each of the Zedex option holders pursuant to which each option holder will agree that on the Effective Date they will exchange their Zedex options for convertible securities entitling them to subscribe for Olympus shares.  The Olympus Exchange Options to be issued to the Zedex option holders will have similar terms as the Zedex options already on issue except that:

o	each Zedex option holder will receive one Olympus Exchange Option for every 2.4 Zedex options currently held; and

o
the exercise price of the Olympus Exchange Options will be 240% of the exercise price of the current Zedex options and will be converted from AUD to CAD at the exchange rate prevailing on the Effective Date.

•	The estimated costs of the transaction will be US$1,200,000.

The above unaudited pro forma condensed combined balance sheet has been derived from and should be read in conjunction with:

•	the unaudited interim consolidated financial statements of Olympus for the six-month period ended 30 June 2009 included at Annexure E of this Amalgamation Proposal;

•	the audited consolidated financial statements of Olympus for the year ended 31 December 2008 included at Annexure E of this Amalgamation Proposal;

•	the interim consolidated balance sheet of Zedex for the three-month period ended 30 June 2009;

•	the audited consolidated financial statements of Zedex for the year ended 31 March 2009 available at www.companies.govt.nz or at www.zedex.com.au.

Certain items have been reclassified to conform to the presentation in this unaudited pro forma condensed combined balance sheet.

The accounting policies used in preparing the pro forma condensed combined balance sheet are set out in the consolidated financial statements of Olympus for the year ended 31 December 2008 at Annexure E.  In preparing the pro forma condensed combined balance sheet a review was undertaken by management of Olympus to identify accounting policy differences between Olympus and Zedex where the impact was potentially material and could be reasonably estimated.  No such differences were identified.

The pro forma condensed combined balance sheet does not reflect any special items such as restructuring and integration costs that may be incurred by the combined companies.  The pro forma adjustments and allocation of the consideration to be paid to Zedex shareholders if the Amalgamation becomes Effective is preliminary and is based on assumptions as to the value of the consideration to be paid, and of the fair values of assets and liabilities acquired.  The final purchase price and allocation may differ and will not be known until the Amalgamation is completed.  Such differences could be material.

The unaudited pro forma condensed combined balance sheet has been prepared for illustrative purposes only and is not necessarily indicative of the financial position that would have resulted had the proposed Transaction taken place at 30 June 2009 and is also not indicative of the financial position that may result in future periods.

2.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed combined balance sheet assumes that the Transaction occurred as at 30 June 2009.

The adjustments made in the preparation of the pro forma condensed combined balance sheet are as follows:

A.           The unaudited pro forma condensed combined balance sheet is presented in US dollars and, accordingly, the Zedex balances have been translated from New Zealand dollars to US dollars at the rate of exchange on 30 June 2009 which was 0.6472.

B.           The amalgamation of Zedex and Olympus NZ has been accounted for as a business combination with Olympus NZ being the acquirer. In accounting for the amalgamation in this way, management has assumed the adoption of CICA 1582 “Business Combinations” which comes into effect on or after the beginning of the first annual reporting period beginning on or after 1 January 2011 because it can be early adopted. It has been treated as a business combination as opposed to an asset acquisition on the basis that the acquisition is of an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants.

The actual measurement date for determining the value of the Olympus shares issued or transferred as consideration for the Amalgamation will be based on the trading price of the shares at the announcement date.  For the purposes of the pro forma condensed combined balance sheet, the 54,227,279 shares to be issued to Zedex shareholders have been valued at US$0.2553 per share representing the trading price of Olympus shares on the TSX on 30 June 2009 as converted into US dollars at the exchange rate on that date.  Similarly, for the purposes of the pro forma condensed combined balance sheet, the 8,550,000 Zedex options in issue at 30 June 2009 to be exchanged for Olympus options have been valued at US$222,896 using a Black Scholes valuation model based on a transaction date of 30 June 2009. The value of the purchase consideration for accounting purposes will differ from the amount assumed in the pro forma balance sheet due to future changes in the trading price of the shares.

The preliminary pro forma purchase price allocation is based on management’s assumptions of the fair values of the net assets acquired as follows:

US$
• Trade and other receivables	67,768
• Property, plant and equipment	78,214
• Other assets	41,173
• Mineral interests	15,761,786
• Trade and other payables	(494,123)
• Interest bearing borrowings	(668,970)
Fair value of net assets acquired	14,785,848

The fair value of the consideration exchanged for these assets and liabilities is calculated as follows:

US$
Value of 54,227,279 shares of Olympus at $0.2553/share	13,845,444
Fair value of 8,550,000 Zedex options	222,896
Consulting, legal and other costs	1,200,000
Less cash acquired	(482,492)
Total consideration exchanged as part of the Amalgamation Proposal	14,785,848

Management has assumed that the fair values of trade and other receivables, other assets, trade and other payables and interest bearing borrowings of Zedex are equal to their carrying amounts.

The pre-existing intercompany royalty agreement between Olympus and Zedex is considered to be effectively settled as a consequence of the business combination.  The settlement amount is the lesser of: (a) the amount by which the agreement is favourable or unfavourable from Olympus’ perspective when compared to current market pricing; and (b) any stated settlement provisions in the contract available to the counterparty to which the agreement is unfavourable.  Management has assumed that the royalty agreement is neither favourable nor unfavourable when compared to current market conditions for the same or similar item.  As such, no part of the purchase price has been treated as a loss on settlement, nor has the purchase price been increased to reflect a gain on settlement, of the intercompany royalty agreement.

The fair value of the mineral interests of Zedex has been assessed as $15,761,786 representing the balance of the consideration exchanged as part of the amalgamation proposal.

The actual fair values of the assets and liabilities acquired will be determined as of the date the Amalgamation becomes Effective and are likely to differ, and may differ materially, from the assumptions used in this pro forma condensed combined balance sheet.

C.           Olympus issues 54,227,279 shares valued at $13,845,444  being US$0.2553 per share representing the trading price of Olympus shares on the TSX on 30 June 2009 (CAD 0.295) translated into US$ at the exchange rate on 30 June 2009 being 0.8655.

D.           Olympus incurs US$1,200,000 of costs in connection with the Transaction.

E.           Zedex’s investment in Olympus, representing 65,551,043 Olympus shares, is transferred to the shareholders of Zedex.  The 65,551,043 Olympus shares remain issued and outstanding.

F.           Zedex’s equity balances are eliminated because the Amalgamation Proposal requires the cancellation of all of its shares and the transfer of its reserves (represented by assets and liabilities) to the surviving company, Olympus NZ.

G.           As part of the Amalgamation it has been agreed that the holders of Zedex Options will exchange their Zedex Options for options to subscribe for Olympus shares.  At the date of the transaction 8,550,000 of the Zedex options are fully vested and will be exchanged for fully vested Olympus options. The fair value of the Zedex options at 30 June 2009 has been assessed as US$222,896 using a Black Scholes valuation model.

On 29 September 2009, Zedex issued an additional 2,000,000 options. Of these, 1,000,000 will vest on 29 September 2010 and the remaining 1,000,000 will vest on 29 September 2011. The fair value of the 833,333 Olympus options to be issued in exchange for these 2,000,000 Zedex options as part of the transaction will be a cost to Olympus recognised in the income statement over the remaining vesting period of these options. The fair value of these options at 29 September 2009 has been assessed as US$113,301, however this has no impact on the purchase consideration.

3.	MINORITY SHAREHOLDERS

The unaudited pro forma condensed combined balance sheet does not reflect the minority interest shareholdings that exist in various subsidiaries of Olympus and Zedex. Both Olympus and Zedex are the majority shareholders in subsidiaries where the Vietnamese government and related parties hold a minority shareholding. All these subsidiaries have historically been loss-making therefore no minority interest deficit balance has been recognised in the unaudited pro forma condensed combined balance sheet.

4.	TAXATION

At 31 March 2009, Zedex Minerals Limited had estimated unrecognised New Zealand tax losses of approximately NZ$8,932,995 (US$5,781,434). These will be lost on the Amalgamation becoming Effective and so will no longer be available to offset against any future profits that Olympus or Olympus NZ may generate.

Because the assets and liabilities of Zedex are to be succeeded or assumed by Olympus NZ at fair value, there will be no temporary differences arising between the tax cost and the book value of the assets and liabilities assumed, and therefore no recognition of future income taxes on the unaudited pro forma condensed combined balance sheet is required.

DIVIDEND POLICY

Olympus does not intend to pay a dividend for the current financial year or the financial year ending 31 December 2010. All revenues earned by Olympus in the foreseeable future are likely to be reinvested into gold production facilities and to advance Olympus’ exploration activities.    Before deciding to declare a dividend for any particular financial year in future, the Olympus board will take into account the level of net income generated, the level of working capital requirements for Olympus’ operations, its capital and exploration expenditure programmes for the following financial year and any surplus cash after debt reduction.  The timing and quantum of a proposed dividend in any future financial year will depend largely on the board’s assessment of these factors as well as on the expected financial performance of Olympus in the financial year immediately following the year in respect of which any dividend is proposed to be paid.

PROSPECTIVE DIRECTORS OF OLYMPUS

The names and details of the current directors of Olympus are set out in section 5 on page 53.  It is proposed that all of these directors will continue as directors of Olympus following the Amalgamation.

In addition it is proposed that Mr. Leslie Robinson, a current non-executive director of Zedex, will join the Olympus board.

Leslie Robinson

Leslie Robinson has over 20 years of experience in the financial markets sector, most recently as a senior manager with one of Australia's leading banks where he specialised in the provision of treasury and investment advice to the Corporate and Funds Management sectors.  Mr Robinson holds a Bachelor of Commerce with Honours degree from the University of Otago (1983).  He has been a director of Zedex Minerals Limited since 1 May 2007.

PROSPECTIVE MANAGEMENT OF OLYMPUS

The current management of Olympus whose names and details are set out in section 5 on page 54 will remain in office following the Amalgamation.

It is proposed that the existing consultants and employees of Zedex will be retained by Olympus following the Amalgamation.  These consultants and employees will report to the current Olympus management team.

PROSPECTIVE MAJOR SHAREHOLDERS

On Amalgamation, following the transfer and issue of OIympus shares to Zedex shareholders (or CDN, as the case may be), based on the share registers of Olympus and Zedex on 31 October 2009, the major shareholders of Olympus will be:

Shareholder	Number of Olympus shares	Percentage held
Vietnam Growth Fund Limited	39,369,227	12.96%
Dragon Capital	21,927,083	7.22%
Vietnam Enterprise Investments Limited	19,708,500	6.5%
VOF Investment Limited	18,269,594	6.02%
Vietnam Dragon Fund Limited	16,131,874	5.3%
VINA Capital Group	11,066,300	3.63%
South Canterbury Finance	10,000,000	3.3%
Macquarie Bank Limited	6,563,410	2.16%
Hubbard Churcher Trust Management Limited	6,216,216	2.04%
Stavely Investments Limited	5,576,387	1.84%

As with many Canadian companies listed on the TSX, the majority of Olympus’ shares are registered in the names of nominee broker(s) who hold legal title to such shares on behalf of underlying beneficial holders. The above table has been prepared based on the registered holders of Zedex shares as at 31 October 2009 and what Olympus believes to be the underlying holders of Olympus shares as at that date.

The exact number of Olympus shares issued pursuant to the Amalgamation will depend on the number of Zedex shareholders (if any) who exercise their Minority Buy-out Rights. These rights are explained in Annexure A.

None of the Olympus shareholders referred to above undertakes any liability in respect of the Olympus shares being offered to Zedex shareholders as part of the Amalgamation.

CONSTITUTION AND SHARE RIGHTS

Details of the constitution of Olympus and the rights attaching to Olympus shares are set out in section 5 under the heading “Constitution and Rights Attaching to Shares” on page 56 and under the heading “What sort of investment is this?” in section 8 on page 87.  It is not intended that any of these rights will be altered as a result of the Amalgamation.

Differences in rights attaching to Zedex shares from rights attaching to Olympus shares

The rights attaching to Zedex shares are derived from both Zedex's constitution and the Companies Act.  The rights attaching to Olympus shares are derived from Olympus’ Articles and By-Laws as well as the CBCA.

The rights attaching to the Olympus shares as described above are the same in all material respects as those attaching to the Zedex shares except as noted below.

Directors

Under the CBCA, directors may hold office for a term of one to three years expiring not later than the close of the third annual meeting of Olympus shareholders following their election.  The current directors of Olympus have staggered terms and have each been elected for a term of three years.  A retiring director is eligible for re-election.

At the annual general meeting of Zedex in every year, any directors appointed by the Zedex board subsequent to the previous annual general meeting must be re-elected by the Zedex shareholders at the annual general meeting in order to continue in office.  In addition, the ASX Listing Rules require that a director must not hold office past the third annual general meeting following his or her appointment or for more than 3 years (whichever is longer).  Any director required to retire in accordance with such rule will need to be re-elected by the Zedex shareholders at an annual general meeting in order to continue in office.

7.	AMALGAMATION IMPLEMENTATION AGREEMENT

Summary of Amalgamation Implementation Agreement

1.	Introduction

1.1
On 10 November 2009 Olympus, Olympus NZ, and Zedex, entered into the Amalgamation Implementation Agreement.  Set out below are some of the key features of the Amalgamation Implementation Agreement.  A copy of the Amalgamation Implementation Agreement has been filed with the Registrar of Companies, together with this Amalgamation Proposal, and can be viewed at www.companies.govt.nz.  Alternatively, a copy of the Amalgamation Implementation Agreement can be obtained from Olympus or Olympus NZ at the address set out in the Directory on page 145.

1.2	Capitalised terms used in this section 7 have the meaning given to them in the Amalgamation Implementation Agreement unless defined in the Glossary on page 139.

2.	Structure of the Amalgamation

2.1
The Amalgamation Implementation Agreement provides that the Amalgamation will be effected through Zedex merging into Olympus NZ.  Olympus NZ will be the continuing entity, and Zedex will cease to exist following completion of the Amalgamation.

3.	Conditions

3.1	The Merger Agreement provides that finalisation of the Amalgamation is subject to the satisfaction of a number of conditions, which are summarised below:

(a)	The Amalgamation being approved by special resolution by Zedex shareholders at the Zedex Special Meeting;

(b)	The Amalgamation becoming effective under the Act;

(c)
All regulatory approvals and consents (including any approval required from Olympus’ shareholders) having been obtained, and not having been withdrawn or ceasing to be applicable in form and substance reasonably satisfactory to the board of directors of each of Zedex and Olympus;

(d)	No Prescribed Occurrence having occurred prior to the Effective Date (unless such Prescribed Occurrence has been expressly waived in writing by Zedex and Olympus). A “Prescribed Occurrence” includes:

(i)
Any member of the Zedex Group or the Olympus Group issuing shares, securities, options, or other instruments convertible into debt or equity securities, or granting an option over its shares, or resolving or agreeing to make such an issue or grant such an option, subject, in each case, to certain limited exceptions, including an exception entitling Olympus to issue up to CAD$20 million of new Olympus shares at an issue price of not less than CAD0.25 per share and including an exception for the issue of Olympus shares in connection with the Amalgamation;

(ii)	Zedex or Olympus determining, declaring, paying, or distributing any dividend, bonus, or other share of its profits or assets or returning or agreeing to return any capital to its shareholders;

(iii)	Zedex or Olympus making any change or amendment to its constitution unless it is required to do so to comply with the listing rules of any relevant exchange or the terms of any of its securities;

(iv)
Any member of the Zedex Group or the Olympus Group acquiring or disposing of any securities, business, asset, interest in a joint venture, entity or undertaking, the value of which exceeds NZD$500,000;

(v)
Any member of the Zedex Group or the Olympus Group making a new, renewing, or varying any, material contractual or other commitment (including any undertaking to a government agency), or waiving any material contractual right, in each case that is not in the ordinary course of business;

(vi)	Any member of the Zedex Group or the Olympus Group creating, or agreeing to create, any mortgage, charge, lien, or other encumbrance over the whole, or a substantial part, of its business or property;

(vii)	An Insolvency Event (as defined in the Amalgamation Implementation Agreement) occurring in relation to any member of the Zedex Group or the Olympus Group;

(viii)
The occurrence of any Material Adverse Change (as defined in the Amalgamation Implementation Agreement) of the Olympus Group or the Zedex Group, and no event occurring which gives or may give rise to such a Material Adverse Change;

(ix)	Proceedings being notified, threatened or commenced against the Zedex Group or the Olympus Group, involving a claim or claims together totaling in excess of NZD$500,000;

(e)
Each holder of Zedex Options, Olympus and Zedex entering into an agreement (in a form satisfactory to Olympus and Zedex) recording the exchange of the 10,550,000 existing Zedex Options for Olympus Exchange Options and the Zedex shareholders approving the cancellation of the Zedex Options at the Zedex Special Meeting by ordinary resolution;

(f)
The Independent Directors of Olympus undertaking a high level due diligence investigation on Zedex and its assets, liabilities, business and operations and being satisfied that such investigation does not reveal any material adverse matters;

(g)
Each joint venture partner of the Zedex Group and each other party to a material contractual arrangement waiving, in a form acceptable to Olympus, any rights it may have under the relevant agreement entered into with the Zedex Group which arise (or will arise) as a result of the Amalgamation; and

(h)	The Amalgamation Implementation Agreement not having been terminated in accordance with its terms, including by reason of:

(i)	Unremedied breach of the terms of the Amalgamation Implementation Agreement by any of the parties;

(ii)	Any court or government agency taking action permanently restraining or otherwise permanently prohibiting the Amalgamation; or

(iii)
The Amalgamation Proposal sent to Zedex shareholders, breaching the Securities Act or other applicable regulations, or such breach being likely to occur if the Amalgamation proceeded, and such breach or issue is not able to be rectified before the Effective Date.

4.	Zedex Options

4.1	The Amalgamation Implementation Agreement provides that Olympus and Zedex will enter into an agreement with each holder of Zedex Options, pursuant to which:

(a)	The Zedex Options will be cancelled upon the Amalgamation becoming Effective; and

(b)	Olympus will issue to each relevant option holder Olympus Exchange Options on similar terms to the Zedex Options currently held, except that:

(i)	Each Zedex option holder will receive 1 Olympus Exchange Option for every 2.4 Zedex Options; and

(ii)
The exercise price of the Olympus Exchange Options shall be 240% of the exercise price of the relevant Zedex Options and will be converted from AUD to CAD at the exchange rate prevailing on the Effective Date.

4.2
The effect of the foregoing is to ensure that the current Zedex option holders are placed in substantially the same position as they are in currently, albeit that they will hold Olympus Exchange Options rather than Zedex Options.

5.	Consideration

5.1
The Amalgamation Implementation Agreement provides that in consideration for the cancellation of the Zedex shares, Zedex shareholders (other than those who exercise their Minority Buy-out Rights) will receive 1 fully paid Olympus share for every 2.4 Zedex shares held as at the Record Date (subject to rounding down for any fractional entitlements).

5.2
Of the Olympus shares to be received by Zedex shareholders pursuant to the Amalgamation 65,551,043 Olympus shares (being the Olympus shares currently held by Zedex) will be transferred by Olympus NZ to the relevant Zedex shareholders, with the balance being new Olympus shares which will be issued by Olympus to the relevant Zedex shareholders at the instruction of, and on behalf of, Olympus NZ.

6.	Minority Buy-Out Rights

6.1
If a Zedex shareholder exercises their Minority Buy-out Rights within the timeframe specified in the Act, they will not receive Olympus shares pursuant to the Amalgamation but will instead receive compensation in accordance with sections 110-115 of the Act.  The Minority Buy-out Rights are described in detail in Annexure A on page 147.

7.	Conduct of Business

7.1
The Amalgamation Implementation Agreement contains provisions relating to the conduct of Zedex’s business from the date of the Amalgamation Implementation Agreement up to and including the Effective Date.  In summary, these provisions require Zedex to use all commercially reasonably efforts to:

(a)	Keep available sufficient resources to continue its business;

(b)	Preserve its material relationships with government agencies, customers, suppliers, joint venture partners and others with whom it has material business dealings; and

(c)	Preserve intact its current business organisation and maintain its business and assets, in each case in all material respects.

8.	Loan to Zedex

8.1	Under the Amalgamation Implementation Agreement Olympus has agreed to make a loan advance of US$250,000 to Zedex. The material terms of the loan are as follows:

Interest:	10% per annum accruing on a daily basis and capitalised to the loan principal monthly in arrears.

Repayment Date:	The loan (plus accrued interest thereon) is repayable on 30 days notice given by Olympus in writing, provided that such notice shall not be given on or before 1 April 2010.

Security:
No specific security is provided in respect of the loan, however, if Zedex fails to make payment of any amount owing under the loan on the due date for payment, Olympus will be entitled to set off Bong Mieu Royalties payable by Olympus to Zedex against amounts owing by Zedex to Olympus under the loan.

9.	Representations and Warranties:

9.1
Each party represents and warrants to the other that it has not provided any material information to the other which it knows, or would reasonably be expected to know, is materially inaccurate and it has not knowingly omitted any information which might reasonably be expected to affect the other’s willingness to enter into the Amalgamation on the terms set out in the Amalgamation Implementation Agreement, which has not been publicly disclosed or otherwise provided in writing to the other.

9.2	In addition to the foregoing:

(a)	Zedex represents and warrants to Olympus that it has 287,467,973 shares on issue, and 10,550,000 Zedex Options on issue at 10 November 2009; and

(b)	Olympus represents and warrants to Zedex that it has 249,476,531 shares on issue, 36,944,744 options on issue and no warrants on issue at 10 November 2009.

10.	Exclusivity

10.1
Under the terms of the Amalgamation Implementation Agreement Zedex must not, and must not authorise or permit any of its directors, employees, officers, advisers, consultants or representatives to solicit or initiate any inquiry or the making of any proposal to it or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions), a Competing Proposal (as defined in the Amalgamation Implementation Agreement) or potential Competing Proposal. This restriction is subject to the following:

(a)
Zedex receiving a takeover notice (in terms of the New Zealand Takeovers Code), or the board of Zedex reasonably believes that Zedex may receive such a notice, otherwise than as a result of Zedex breaching the foregoing; and

(b)	Fiduciary duties owed by any director of Zedex.

10.2
If Zedex receives a bona fide Competing Proposal in writing and the board of directors of Zedex determines that the proposal is more favourable to Zedex shareholders than the Amalgamation (a “Superior Proposal”), it must notify Olympus of such and provide Olympus with an opportunity to match or better the Superior Proposal.  If Olympus does not match or better the Superior Proposal within 5 business days, Zedex may terminate the Amalgamation Implementation Agreement.

11.	Recovery of Costs

Recovery of Costs by Olympus

11.1	Subject to certain limited exceptions, if:

(a)
Any director of Zedex makes a public statement withdrawing or qualifying their support or recommendation of the Amalgamation or publicly supports a Competing Proposal which is not a Superior Proposal, and the Zedex shareholders do not approve the Amalgamation at the Zedex Special Meeting, and the Amalgamation does not proceed; or

(b)
The Amalgamation Implementation Agreement is terminated by Olympus because a Prescribed Occurrence (as defined in the Amalgamation Implementation Agreement) occurs which is within the control of Zedex and is not consented to by Olympus; or

(c)
The Amalgamation Implementation Agreement is terminated by Olympus on account of an unremedied material breach of the Amalgamation Implementation Agreement by Zedex or Zedex terminates the Amalgamation Implementation Agreement by reason of receiving a Superior Proposal, then Zedex shall reimburse Olympus for all out of pocket costs incurred by Olympus and its related companies in connection with the Amalgamation up to a maximum amount of NZD$250,000 (plus applicable goods and services tax).

Recovery of Costs by Zedex

11.2	Subject to certain limited exceptions, if:

(a)	Any director of Olympus or Olympus NZ makes a public statement withdrawing or qualifying their support for the Amalgamation; or

(b)	The Amalgamation Implementation Agreement is terminated by Zedex because a Prescribed Occurrence occurs which is within the control of Olympus and is not consented to by Zedex; or

(c)	The Amalgamation Implementation Agreement is terminated by Zedex on account of a material unremedied breach by Olympus,

Olympus shall reimburse Zedex for all out of pocket costs incurred by Zedex and its related companies in connection with the Amalgamation up to a maximum amount of NZD$250,000 (plus applicable goods and services tax).

8.	INVESTMENT STATEMENT INFORMATION

The information in this section is required by the Securities Act 1978 to be provided to Zedex shareholders.

WHAT SORT OF INVESTMENT IS THIS?

If the Amalgamation is effected Zedex shareholders who do not exercise their Minority Buy-out Rights will receive Olympus shares.  Each such Zedex shareholder will receive 1 Olympus share for every 2.4 Zedex shares held as at the Record Date.  When calculating the number of Olympus shares each Zedex shareholder is entitled to, fractional entitlements will be ignored.

Subject to rounding down for fractional entitlements and assuming no Zedex shareholders exercise their Minority Buy-out Rights, Zedex shareholders holding Zedex shares at the Record Date will, in aggregate, receive 119,778,322 Olympus shares (or Olympus CDIs, as the case may be) comprising:

•	the 65,551,043 Olympus shares currently held by Zedex (which shares will vest in Olympus NZ upon the Amalgamation becoming Effective); and

•	54,227,279 new Olympus shares to be issued by Olympus (on behalf of Olympus NZ).

Olympus

Olympus is a gold mining and exploration company with a primary focus on Vietnam. Olympus’ long-term strategy is to position itself as a significant gold producer in Southeast Asia.

Olympus is a limited liability company incorporated in Canada. Olympus shares (identical to those to be issued and transferred to Zedex shareholders in connection with the Amalgamation) are listed on the TSX under the company code “OYM”.  The Olympus shares are also listed on the Frankfurt Stock Exchange under the code “OP6” and on the OTCBB in the United States of America under the code “OLYMF”.

Application will be made to ASX for the Olympus Pacific Minerals, Inc shares (including those to be issued and transferred to Zedex shareholders in connection with the Amalgamation) to be quoted on the ASX.  As at the date of this Amalgamation Proposal Olympus shares have not been accepted for quotation on ASX.  The admission of Olympus to the Official List of the ASX and the quotation of Olympus shares on the ASX in the form of Olympus CDIs is not a condition of the Amalgamation.

Olympus’ two most advanced properties, covered by Investment Certificates, are the 70 square km Phuoc Son Gold property and the 30 square km Bong Mieu Gold property.  Both properties are located in central Vietnam along the Phuoc Son-Sepon Suture that hosts such deposits as the Sepon deposit formerly held by OZ Minerals Limited that is about 150 km to the west of Olympus’ two properties.  The Bong Mieu and Phuoc Son gold properties are approximately 74 km apart.

Further information about Olympus is contained in section 5 of this Amalgamation Proposal.

Rights attaching to Olympus shares

The rights attaching to the Olympus shares arise from a combination of the Articles and By-Laws, the CBCA, and applicable general law in Canada, which includes applicable securities laws.  All Olympus shares currently in issue are duly authorised, validly issued and fully paid. Olympus shares have no preference, conversion, exchange, pre-emption or cumulative voting rights.

The below is a simplified and general description of some of the rights and obligations of Olympus and Olympus’ shareholders.  This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of Olympus shareholders.  Zedex shareholders should also refer to the information in Annexure C of this Amalgamation Proposal on page 163.

(a)
Reports and Notices:  Holders of Olympus shares are entitled to receive all notices, reports, financial statements and accounts and other documents required to be furnished to shareholders under applicable law, including those required by the continuous disclosure requirements of the applicable securities laws and the TSX.

(b)
Meetings:  The annual meeting and special meetings of holders of Olympus shares are held at such time and place as the Olympus board shall determine.  Notice of meetings is sent out to shareholders not less than 10 days nor more than 50 days before the date of each meeting or within such time limits as may be prescribed under the applicable corporate and securities laws.  All shareholders at the record date are entitled to notice of the meeting and have the right to attend the meeting either in person, or by proxy, attorney or representative.

(c)
Voting:  Subject to any rights or restrictions for the time being attached to any class or classes of shares, at a general meeting of Olympus, every shareholder present in person, or by proxy, attorney or representative may vote by a show of hands except where a ballot is demanded by any shareholder or proxyholder.  Voting may occur by means of a telephonic, electronic or other communication facility if Olympus makes such facility available.  Each Olympus shareholder is entitled to one vote for every share held by that shareholder.  A shareholder is only entitled to vote at a general meeting in respect of any share or shares of Olympus held as of the record date of such meeting.

(d)
Dividends:  The Olympus directors may declare and authorise the distribution from the profits of Olympus dividends to be distributed to shareholders according to their rights and interests unless there are reasonable grounds for believing that (a) Olympus is, or after payment of the relevant dividend would be, unable to pay its liabilities as they become due; or (b) after payment of the relevant dividend, the realisable value of Olympus’  assets would be less than the aggregate of its liabilities and the stated capital of all classes of its shares.  Each holder of Olympus shares is entitled to receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Olympus, any such dividends declared by Olympus.  Refer to the section entitled “What returns will I get?” on page 93 of this section 8 for further information on dividends.

(e)
Winding Up:  Each holder of Olympus shares is entitled to receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Olympus, the remaining property of Olympus available for distribution to shareholders upon the liquidation, dissolution or winding-up of Olympus, whether voluntary or involuntary.

(f)
Transfer of Shares:  Generally, Olympus shares are transferable, subject to prescribed requirements and to the applicable corporate and securities laws, the rules of any relevant stock exchange, including the TSX, and to the constitution of Olympus.

(g)
Issuance of Additional shares:  Subject to any special rights conferred on the holders of any existing shares or class of shares (of which there are presently none) and subject to the CBCA, applicable securities laws, rules of any relevant stock exchange, and the Articles and By-Laws, the Olympus directors may from time to time issue such number of Olympus shares with such rights or restrictions as the directors may determine.

(h)
Variation of Rights Attaching to Olympus Shares:  The creation of new classes of shares, the reduction of capital, and other changes in the capital structure of a corporation must be effected by amendment to the Articles and By-Laws.  Any amendment of the Articles and By-Laws (to change the rights attaching to the Olympus shares) would require a special resolution to be passed by the Olympus shareholders.

(i)
Shareholder Liability:  Shares in a CBCA corporation can only be issued once payment in full for the shares has been received by the issuer.  Pursuant to the CBCA, shares issued by a corporation are non-assessable (that is, no calls may be made for the contribution of further capital by shareholders) and, subject to certain exceptions, the holders are not liable to the corporation or its creditors in respect thereof.

(j)
Dissent Rights:  Under certain circumstances, including where Olympus resolves to alter or revoke its articles in a way which imposes or removes a restriction on the activities of Olympus, approve a major transaction, or approve a statutory amalgamation, subject to applicable laws any Olympus shareholder may exercise dissent rights, entitling the shareholder to require Olympus to purchase that Olympus shareholder’s shares for a fair and reasonable price nominated by Olympus, or if the Olympus shareholder objects to such a price, a price determined by order of the court.  Olympus must comply with this requirement unless it obtains a Court exemption or arranges to have the resolution rescinded.

(k)	Restricted Transactions: The rules of the TSX require the approval of Olympus shareholders in certain situations, including:

(i)
Any transaction where the number of securities of Olympus issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of Olympus which are outstanding;

(ii)	Any transaction that materially effects control of Olympus; or

(iii)
Material transactions entered into by Olympus or any of its subsidiaries where the number of securities of Olympus issued or issuable to insiders as a group exceeds 10% of the number of securities of Olympus outstanding prior to closing of the transaction.

In addition, the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of Olympus’ shareholders is required for:

(i)	Any amendment to the provisions of the Articles relating to the outstanding capital of Olympus;

(ii)	Any sale of all or substantially all of the assets of Olympus;

(iii)	An amalgamation of Olympus with another company, other than a subsidiary;

(iv)	The winding-up of Olympus;

(v)	A continuance of Olympus into another jurisdiction;

(vi)	A statutory court approved arrangement under the CBCA (essentially a corporate reorganisation such as an amalgamation, sale of assets, winding-up etc); and

(vii)	A change of name.

(l)
Compulsory Acquisition:  If a person or two or more persons acting jointly become a dominant owner of Olympus (that is, become holders or controllers of 90% or more of the voting rights in Olympus by any method and at any time) the dominant owner will then have the right to acquire all the outstanding securities in Olympus and similarly each other Olympus shareholder will have the right to sell their outstanding securities in Olympus to the dominant owner in accordance with Canadian takeover laws.

Ranking of Olympus Shares

The Olympus shares to be issued in connection with the Amalgamation are common shares and will rank equally in all respects between themselves and existing Olympus shares.

ASX Listing

Application will be made to ASX for Olympus shares to be quoted on the ASX in the form of Olympus CDIs.  As at the date of this Amalgamation Proposal Olympus shares have not been accepted for quotation on ASX.  The admission of Olympus to the Official List of the ASX and the quotation of Olympus shares on the ASX in the form of Olympus CDIs is not a condition of the Amalgamation. If for any reason the admission of Olympus to the Official List of the ASX is not achieved all Zedex shareholders will receive their interest in Olympus shares in the form of TSX-tradable Olympus shares (and Olympus will make an application for such shares to be tradable on the TSX).

ASX accepts no responsibility for any statement in this Amalgamation Proposal.

WHO IS INVOLVED IN PROVIDING IT FOR ME?

Issuer

Olympus Pacific Minerals, Inc is the issuer of the Olympus shares to be issued to Zedex shareholders pursuant to the Amalgamation.

Olympus was incorporated in the Province of Ontario, Canada on 4 July 1951 under the name of “Meta Uranium Mines Limited”.  Olympus’ name was changed to “Metina Developments Inc.” on 24 August 1978. Olympus was then “continued” (in the sense of being transferred) from the Province of Ontario into British Columbia under the Company Act (B.C.) under the name “Olympus Holdings Ltd.” on 5 November 1992 under No. C-435269.  The name of Olympus was changed to its current name of “Olympus Pacific Minerals Inc.” on 29 November 1996.  Olympus was continued from British Columbia into the Yukon under the Business Corporations Act (Yukon) on 17 November 1997 under No. 26213 and was then continued from the Yukon into a Canadian Business Corporation under the CBCA on 13 July 2006 under Certificate of Continuance Number 659785-8.

Olympus was registered as an overseas company under section 337 of the Companies Act on 11 October 2009 under number 2338634.

An application will be made to register Olympus as a foreign company in Australia under the Corporations Act.

The registered office of Olympus is situated at:

10 King Street East
Suite 500
Toronto
Ontario
Canada

Its place of business in New Zealand is situated at:

Level 11
57 Fort Street
Auckland
New Zealand

Its address for service in New Zealand is:

c/- David Seton
8 Cracroft Street
Parnell
Auckland

Directors of Olympus

The directors of Olympus are:

•	David A. Seton (Executive Chairman and CEO)
•	Jon Morda
•	John A. G. Seton
•	Douglas Willock

Information on each of the directors of Olympus is included in section 5 under the heading “Directors and Management” on page 53.

Promoters

Zedex and its directors, and Olympus NZ and its directors are promoters of the Olympus shares to be issued in connection with the Amalgamation.

Olympus NZ is also the offeror of the Olympus shares (or Olympus CDI’s) to be received by Zedex shareholders in connection with the Amalgamation.  Of the 119,778,322 Olympus shares offered to Zedex shareholders:

(a)	65,551,043 Olympus shares are those shares currently held by Zedex (which shares will vest in Olympus NZ upon the Amalgamation becoming Effective); and

(b)	54,227,279 Olympus shares are new shares to be issued by Olympus on behalf of Olympus NZ.

The directors of Zedex are:

•	John A. G. Seton (Chairman)

•	Alan J. Eggers

•	Paul Seton

•	Leslie G. Robinson

The registered address of Zedex and the address at which Zedex’s directors can be contacted is Level 2, 63 Fort Street, Auckland, New Zealand.

The directors of Olympus NZ are:

•	David A. Seton
•	Peter Tiedemann

The registered address of Olympus NZ and the address at which Olympus NZ’s directors can be contacted is Level 11, 57 Fort Street, Auckland, New Zealand.

Activities of Olympus

The principal activities of Olympus are gold mining, exploration and development in Southeast Asia.  Olympus formally opened its first gold producing mine, located at Bong Mieu in Central Vietnam, in April 2006.

Further information about Olympus is set out in sections 5 and 6 of this Amalgamation Proposal.

HOW MUCH DO I PAY?

As part of the Amalgamation, each Zedex shareholder (other than those that exercise their Minority Buy-out Rights) will receive 1 Olympus share fully paid in exchange for every 2.4 Zedex shares held on the Record Date.  When calculating the number of Olympus shares each Zedex shareholder is entitled to, fractional entitlements will be ignored.

Zedex shareholders who exercise their Minority Buy-out Rights will not receive Olympus shares but will instead receive compensation in accordance with sections 110-115 of the Companies Act 1993. Refer to section 3 under “Dissenter’s Rights” on page 21 and Annexure A.

No money is payable by Zedex shareholders for the Olympus shares to be issued and transferred to them in connection with the Amalgamation.

WHAT ARE THE CHARGES?

Zedex shareholders are not required to pay any charges to Olympus, a promoter of the Olympus shares or to any associated person of Olympus or any such promoter in relation to the Amalgamation.

Expenses relating to the Amalgamation to be paid by Zedex, Olympus and Olympus NZ are set out in section 9 under “Preliminary and Issue Expenses” on page 125.

Should a Zedex shareholder wish to sell any Olympus shares once issued and transferred to it, the shareholder may be required to pay brokerage charges to the sharebroker who organises the sale (such charges are set by the sharebroker).

WHAT RETURNS WILL I GET?

Returns

The holders of Olympus shares will be entitled to receive benefits from any dividends paid by Olympus and to any other returns attaching to the Olympus shares.  Shareholders may also benefit from any increases in the market price of the Olympus shares if they sell them.  The market price of the shares may also decline.

The key factors that determine the returns are:

The future performance of Olympus (including the Zedex operations assumed by Olympus NZ as a result of the Amalgamation);

•	The gains and losses in the market price of Olympus shares;

•	The board’s decisions in relation to dividends or distributions;

•	Applicable taxes; and

•	Reserves and retentions.

Nothing contained in this Amalgamation Proposal should be construed as a promise of profitability.  No return, including future dividends payments, if any, has been promised.

Zedex shareholders should note that Olympus does not intend to pay a dividend for the current financial year or the financial year ending 31 December 2010 and the dates and frequency of dividends in 2011 and beyond are unknown. All revenues earned by Olympus in the foreseeable future are likely to be reinvested into gold production facilities and to advance Olympus’ exploration activities.  Before deciding to declare a dividend for any particular financial year in future, the Olympus board will take into account the level of net income generated, the level of working capital requirements for Olympus’ operations, its capital and exploration expenditure programmes for the following financial year and any surplus cash after debt reduction.  The timing and quantum of a proposed dividend in any future financial year will depend largely on the board’s assessment of these factors as well as on the expected financial performance of Olympus in the financial year immediately following the year in respect of which any dividend is proposed to be paid.

The information set out under this heading should be read in conjunction with the information set out in section 4 under “Merger-Specific Risks” on page 25 and in this section under “What are my risks?” on page 96.  The factors described in those sections could reduce or eliminate the returns from holding Olympus shares.

Olympus is the entity that will be legally liable to pay distributions on Olympus shares.

If a Zedex shareholder sells any of its Olympus shares, the purchaser of those shares will be legally liable to pay the shareholder the purchase price of those shares.

Taxation

All references to taxation in this Amalgamation Proposal are of a general nature only, and are not (and should not be construed as) legal or taxation advice to any Zedex shareholder.  Zedex shareholders should consult their own taxation or other financial advisers concerning the taxation implications of owning and/or disposing of Olympus shares in light of their own particular circumstances.

The following is intended to provide a general overview of the taxation implications for Zedex shareholders resident in New Zealand or Australia in connection with the cancellation of their Zedex shares and the issue and transfer of Olympus shares upon the Amalgamation becoming Effective. This summary is not intended to be comprehensive and is based upon Olympus' interpretation of income tax legislation currently in force as at the date of this Amalgamation Proposal.

Zedex shareholders should not rely on these comments as advice in relation to their own affairs. The taxation laws are complex and there could be implications in addition to those described below. It is recommended that Zedex shareholders consult their own tax advisers for advice applicable to their individual needs and circumstances. Neither Olympus nor its advisers accept any responsibility for tax implications for any Zedex shareholders.

New Zealand Residents

The following paragraphs apply to holders who are natural persons resident in New Zealand for New Zealand tax purposes.

Disposal of Zedex Shares Held as Capital Assets

Holders who hold their Zedex shares as capital assets (i.e., are not traders and did not acquire their securities for the purpose of resale) will have no New Zealand income tax liability on the cancellation of their securities on the Amalgamation becoming Effective.

Disposal of Zedex Shares Held as Revenue Assets

A Zedex shareholder may be subject to New Zealand income tax on any profit arising on cancellation of those shares where:

•	the holder is in the business of dealing in shares; or

•	the Zedex shares were acquired for the purpose of sale or other disposal; or

•	the Zedex shares are held as part of an undertaking or scheme carried on or carried out entered into or devised for the purpose of making a profit.

Taxable Amounts arising from Olympus Shares

In contrast to the Zedex shares cancelled, the Olympus shares received on Amalgamation will be subject to the Foreign Investment Fund (“FIF”) rules. There are exemptions for the FIF interests of a natural person with a cost not exceeding $50,000. Investors will be deemed to have acquired the Olympus shares at market value at the Effective Date. Income from FIF interests is calculated under one of six calculation methods. The method most likely to apply to New Zealand resident Zedex shareholders, if the return on investment including capital gains and dividends exceeds 5% of the market value of the shares at the start of the income year, is the Fair Dividend Rate (FDR) method which, broadly, creates income for an amount that is 5% of the market value of the FIF interest at the start of the income year (including dividends). Other methods may be applied where capital gains and dividends do not exceed 5% and dividends may not be assessable in times of capital loss for the tax year. The FIF rules are inherently complex and cannot be comprehensively explained in advice of a general nature. Investors must take professional tax advice on their own personal situation.

If an FIF exemption applies, investors will only be taxed on dividends received. Investors will not be able to claim a tax credit for foreign imputation or franking credits attached to dividends but may claim a credit for foreign withholding tax (to the extent of New Zealand tax payable).

Australian Tax Residents

The following paragraphs apply to holders who are natural persons resident in Australia for Australian tax purposes.

Cancellation of Zedex Shares Under the Amalgamation Proposal

Zedex has been advised that the tax treatment of a New Zealand style amalgamation is not contemplated by Australia’s tax legislation.

Based primarily on the existence of an existing private tax ruling from the Australian taxation office in relation to a similar but unrelated matter, Zedex understands that Australian Capital Gains Tax ("CGT") rollover relief will not be available to Australian resident Zedex shareholders upon the cancellation of their Zedex shares, and the issue and transfer to them of Olympus shares (pursuant to the Amalgamation).

Zedex understands that the cancellation of Zedex shares pursuant to the Amalgamation will result in Zedex shareholders having a disposal for Australian CGT purposes but that no capital gain should arise to Zedex shareholders upon cancellation of their Zedex shares.

A prima-facie capital loss should therefore arise to Zedex shareholders equal to their cost base of their Zedex shares.

Zedex understands that Australia’s ‘direct value shifting’ rules should not apply to deny the capital loss to Zedex shareholders on the basis that Zedex does not have twenty or fewer individuals, who between them, control at least 75% of the income, capital or voting rights in Zedex.

Australian resident Zedex shareholders should seek their own tax advice in connection with their ability to utilise or carry forward any capital loss.

Dividends on Olympus Shares

Dividends on Olympus Shares will be subject to Australian income tax.

Residents of Other Countries

Residents of other countries should seek their own specific taxation advice. It is recommended that Zedex shareholders consult their own tax advisers for advice applicable to their individual needs and circumstances.

No Guarantees

None of Olympus, Olympus NZ, Zedex, any of their directors, or any other person named in this Amalgamation Proposal, guarantees the Olympus shares or the amount or payment of any returns on them.

WHAT ARE MY RISKS?

The principal risks to holders of Olympus shares, including Zedex shareholders who receive Olympus shares as part of the Amalgamation, are that:

•	They might not be able to recoup their original investment; or

•	They may receive none of, or less than, the returns referred to in this section under “What returns will I get?” on page 93.

This could occur for a number of reasons, including if:

•	The price at which shareholders are able to sell their Olympus shares is lower than the equivalent price paid for their Zedex shares;

•	The operating and / or financial performance of Olympus is worse than expected;

•	They are unable to sell their Olympus shares at all (or for what they consider to be a reasonable price) because there is no market for them; or

•	Olympus is placed in receivership or liquidation with the result that they receive none, or only some, of their original investment.

Many factors will affect the market price of the Olympus shares, both specific to the business activities of Olympus and of a more general nature, including:

•	General economic conditions, including inflation rates and interest rates;

•	Foreign exchange movements, particularly as between the United States Dollar, Canadian Dollar, Australian Dollar and Vietnamese Dong;

•	Variations in the global market for listed stocks (in general) or for gold-mining stocks (in particular);

•	Changes to Government policy, legislation or regulations in jurisdictions in which Olympus operates;

•	General operational and business risks;

•	Rises and falls in the actual or expected operational or financial performance of Olympus;

•	Changes in the actual or perceived risk profile of Olympus; and

•	Olympus’ normal business risks and various special trade factor and other risks including the following:

-	Growth strategy risks;

-	Gold spot-price risks;

-	Mining risks;

-	Key personnel risks;

-	Funding risks;

-	Environmental risks;

-	Political and geographic risks;

-	Regulatory risks;

-	Taxation risks; and

-	Exploration risks.

As part of the Amalgamation, Zedex will merge into Olympus NZ (a wholly-owned subsidiary of Parnell Cracroft Limited, itself a wholly owned subsidiary of Olympus).  Accordingly, the principal “business as usual” risks faced by Zedex will also be faced by Olympus following the Amalgamation.

Certain other risks to Olympus’ business arise out of the implementation of the Amalgamation (including, the risk that the potential benefits of the Amalgamation are not realised).  These risks are described in more detail in section 4 under “Merger-Specific Risks” on page 25.

Zedex shareholders are encouraged to consider all these risk factors carefully, in addition to the other information contained in this Amalgamation Proposal.

If any of the risks actually occurs, Olympus’ business could be harmed.  In that case, the trading price or value of Olympus shares could decline and Olympus shareholders may lose all or part of the value of their investment.

General Risks

There are numerous widespread risks associated with investing in any form of business and with investing in the share market generally.  There is also a range of specific risks associated with Olympus’ business and its involvement in the exploration and mining industry in South East Asia.  These risk factors are largely beyond the control of Olympus and its directors because of the nature of the business of Olympus.  The following summary, which is not exhaustive, refers to some of the major risk factors of which potential investors need to be aware.  These risks have the potential to materially adversely affect Olympus’ business, financial condition and/or results of operations.  In such case, a Zedex shareholder may lose all or part of his or her investment.  Zedex shareholders are accordingly advised to consult an independent financial adviser who specialises in advising on the acquisition of shares and other securities before making a decision to invest.

Securities Investments and Share Market Conditions

There are risks associated with any securities investment.  The prices at which Olympus shares trade may fluctuate in response to a number of factors.  The market price of Olympus shares, like that of the securities of many other natural resource companies (including Zedex), has been and is likely to remain volatile.  Results of exploration activities, the price of gold, future operating results, changes in estimates of Olympus’ performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of Olympus, could have a significant, adverse impact on the market price of Olympus shares.  Historic price performance of Olympus shares should not be deemed to provide any indication as to future performance and there can be no guarantee that prevailing trading prices will be sustained.

Furthermore, admission of the Olympus shares to trading on ASX (if accepted by ASX) should not be taken as implying that there will be an ongoing liquid market for those securities.

Interest Rate and Currency Fluctuations

The profitability of Olympus may be adversely affected by fluctuations in the foreign currency exchange rates between the Canadian Dollar, Australian Dollar, US Dollar and Vietnamese Dong.  Exchange rate fluctuations affect the costs in Canadian dollar terms Olympus incurs in its exploration and development activities.  For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms.  Olympus does not currently take any steps to hedge against currency fluctuations.  In the event of interest rates rising, the liabilities of Olympus that are tied to market interest rates would increase Olympus’ borrowing costs.

Commodity Price Fluctuations:

Olympus’ revenues are expected to be in large part derived from the extraction and sale of gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in Olympus not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the company’s properties will not be mined at a profit.  Fluctuations in the gold price affect Olympus’ reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

Hedging Risk

Olympus may or may be required to engage in activities to hedge the risk of Olympus’ exposure to gold price, currency and interest rate fluctuations.  There can be no assurance that Olympus will be able to successfully hedge against such fluctuations.  Further there can be no assurance that Olympus’ use of hedging techniques will always be to Olympus’ benefit.  Hedging instruments that protect against market price volatility may prevent Olympus from realising the benefit of subsequent increases in market prices with respect to covered production and reduce Olympus’ revenues and profits.  Also, hedging contracts are subject to the risk that the counterparty may be unable or unwilling to perform its obligations under these contracts.  Any significant non-performance by a counter-party could have a material adverse effect on Olympus’ financial condition or results of operations.

Risks Specific to Resources Companies

Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.  At present, one of Olympus’ properties, Bong Mieu Central (Ho Gan), has a known body of commercial ore.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  The long-term profitability of Olympus’ operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for production.  It is impossible to ensure that the exploration or development programs planned by Olympus will result in a profitable commercial mining operation.  Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

Operating Hazards and Risks

Olympus’ business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Olympus’ properties or the properties of others, delays, monetary losses and possible legal liability.  If any such catastrophic event occurs, investors could lose their entire investment.  Olympus obtains and intends to continue to obtain insurance to protect against certain risks in such amounts as it considers reasonable.  Insurance cover obtained will not cover all the potential risks associated with the activities of Olympus.  Moreover, Olympus may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Olympus or to other companies in the mining industry on acceptable terms.  Olympus might also become subject to liability for pollution or other hazards which may not be insured against or which Olympus may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause Olympus to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Infrastructure

Mining, processing, development and exploration activities depend, to varying degrees, on adequate infrastructure.  Reliable roads, bridges, power and water supply are important determinants that affect capital and operating costs.  There can be no guarantee that adequate infrastructure will be available to economically develop any identified mineral resources.

Environmental Risks

Olympus’ operations are subject to environmental regulation in the jurisdictions in which it operates.  Environmental legislation is still evolving in a number of countries in which Olympus will operate and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Olympus’ operations.

Economic and Price Risks

Olympus’ revenues are expected to be predominately derived from the extraction and sale of gold.  The price of gold has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond Olympus’ control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new or improved mining and production methods.  The effect of these factors on the price of gold cannot be predicted and the combination of these factors may result in Olympus not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the price of gold will remain high enough that Olympus’ properties will be mined at a profit.  Fluctuations in the gold price affect Olympus’ reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of projects.  Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

Competition

The resources industry is intensely competitive in all of its phases, and Olympus competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does.  Competition could adversely affect Olympus’ ability to acquire suitable properties for exploration in the future, secure financing for its operations and attract and retain mining experts.  Consequently, there can be no assurance that Olympus’ exploration activities or acquisitions will be successful or result in viable mining operations.

Permits and Licences

All of the licences in which Olympus has an interest will be subject to applications for renewal or are subject to application for granting (and are likely to be subject to applications for renewal), the success of which cannot be guaranteed.  In addition, further licences and permits are likely to be required from various governmental authorities.  If a licence is not granted or renewed, Olympus may suffer significant damage through loss of the opportunity to discover and develop any mineral resources on that licence.  There can be no assurance that Olympus will be able to obtain all necessary licences and permits that may be required to carry out exploration, development and mining operations at its current and future projects.

Regulations and Mining Laws

Mining operations and exploration activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on Olympus and cause increases in capital expenditures and other expenditures which could result in a cessation of operations by Olympus.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.  Large increases in capital expenditures resulting from any of the above factors could force Olympus to cease business activities.

Energy Prices Risks

Mining and processing facilities are intensive users of electricity and carbon-based fuels. Energy prices are affected by factors beyond Olympus’ control, including global and regional supply and demand, political and economic conditions and applicable regulatory regimes.  An increase in energy prices could materially affect Olympus’ results of operation and financial condition.

Risks Specific to Olympus

In addition to those risks detailed in section 4 under “Merger-Specific Risks” on page 25 (which Zedex shareholders are advised to read and consider), risks specific to Olympus include:

Country and Sovereign Risk

Olympus’ exploration, development and operation activities occur predominately in Vietnam.  Following successful completion of the Amalgamation, Olympus will also have an advanced exploration project in Malaysia.  Olympus may be affected by possible political or economic instability in these countries.  The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation.  Changes in resource development or investment policies or shifts in political attitude in any such country may adversely affect Olympus’ business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  The laws on foreign investment and mining are still evolving in Vietnam and Malaysia and it is not known to where they will evolve.  The effect of these factors cannot be accurately predicted.

Payment Obligations

Under the exploration licences and licence applications (if granted) and certain other contractual agreements to which Olympus is or may in the future become party, Olympus is or may become subject to payment and other obligations.  In particular, licence holders are required to expend the funds necessary to meet the minimum work commitments attaching to the licences.  Failure to meet these work commitments will render a licence liable to be cancelled.  Further, if any contractual obligations are not complied with when due, in addition to any other remedies which may be available to other parties, this could result in dilution or forfeiture of interests held by Olympus.

Title Issues

Although Olympus has or will receive title opinions for any tenements in which it has or will acquire a material interest, there is no guarantee that title to such tenements will not be challenged or impugned.  In some countries, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title.  Also, in many countries, claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the governments of those countries.  In Vietnam, mining laws are in a state of flux, regularly being reviewed and updated, and while Olympus has obtained comfort on title to its interests in Vietnam, the system is new and as yet untested.  If title to assets is challenged or impugned, Olympus may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

Future Sales of Olympus Shares

Sales of large quantities of Olympus shares in the public markets or the potential of such sales, could decrease the trading price of Olympus shares and could impair Olympus’ ability to raise capital through future sales of additional Olympus shares.

No Dividends

As it is a developing gold producer it is unlikely that Olympus will declare or pay a dividend in the foreseeable future.  The declaration, amount and date of distribution of any dividends in the longer term will be decided by the board from time-to-time, based upon, and subject to, Olympus’ earnings, financial requirements and other conditions prevailing at the time.

Speculative Nature of Investment

The above list of risk factors ought not to be taken as exhaustive of the risks faced by Olympus or by investors in Olympus (including the Zedex shareholders).  The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of Olympus and the value of the Olympus shares to be issued and transferred to Zedex shareholders pursuant to the Amalgamation. Therefore, the Olympus shares which will be received by Zedex shareholders pursuant to the Amalgamation carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those shares.

As with their existing investment in Zedex, Zedex shareholders should consider an investment in Olympus shares as speculative and should consult their professional advisers before deciding whether to vote in favour of the Amalgamation.

Payment of Further Money

Olympus shares to be issued or transferred to Zedex shareholders upon the Amalgamation becoming Effective will be fully paid shares which will be issued or transferred in consideration for the cancellation of their Zedex shares. Zedex shareholders will not be required to make any additional payment in connection with the receipt of such Olympus shares.

Consequences of Insolvency and/or Winding Up

Assuming that all outstanding shares of Olympus are fully paid and, in the case of bankruptcy, that there have not been any dividends or redemptions paid one year prior to the date of bankruptcy, Olympus shareholders will not be required to pay any money to anyone as a result of the insolvency, bankruptcy or liquidation of Olympus arising from their status as shareholders.

If Olympus were put into liquidation or wound-up, all secured creditors of Olympus, all preferential creditors of Olympus and all creditors of Olympus (in that order) would rank or could rank ahead of the holders of shares in Olympus.  In the case of liquidation, the holders of Olympus shares would be paid only after all creditors were satisfied, and those shareholders would then be entitled to all of the surplus assets which Olympus then had, rateably between them in accordance with the number of shares held by each shareholder.

CAN THE INVESTMENT BE ALTERED?

The rights attaching to Olympus shares will be governed by Olympus’ By-laws and Articles, the CBCA, the TSX Listing Rules and, in the event that Olympus is admitted to the Official List of the ASX, the ASX Listing Rules.

The Articles of Olympus can only be amended by a special resolution of Olympus shareholders, being a resolution passed by a majority of not less than two thirds of the votes cast by shareholders voting on such resolution (whether in person or by proxy).

The By-laws can only be amended by resolution of the directors, subject to the confirmation by the shareholders at the next meeting of shareholders. A by-law, or an amendment or a repeal of a by-law, is effective from the date of the resolution of the directors until it is confirmed, confirmed as amended or rejected by the shareholders.

Under certain circumstances an Olympus shareholder whose rights are affected by a special resolution may require Olympus to purchase their Olympus shares.

Further information on the rights attaching to the Olympus shares and the matters referred to above are contained in section 5 under the heading “Constitution and Rights Attaching to Olympus Shares” on page 56, in this section under the heading “What sort of investment is this?” on page 87 and in Annexure C.

HOW DO I CASH IN MY INVESTMENT?

You will be entitled to sell your Olympus shares, subject to compliance with the Articles and By-laws of Olympus, the TSX Listing Rules, ASX Listing Rules (if Olympus is admitted to the Official List of the ASX), applicable securities laws and regulations, and to the continuation of an active trading market.

Application will be made to the ASX for Olympus to be listed on the ASX and for Olympus shares to be quoted on the ASX in the form of Olympus CDIs.  As at the date of this Amalgamation Proposal Olympus shares have not been accepted for quotation on ASX.  The admission of Olympus to the Official List of the ASX and the quotation of Olympus shares on the ASX in the form of Olympus CDIs is not a condition of the Amalgamation. If for any reason the admission of Olympus to the Official List of the ASX is not achieved all Zedex shareholders will receive their interest in Olympus shares in the form of TSX-tradable Olympus shares (and Olympus will make an application for such shares to be tradable on the TSX).

Further information on the trading of Olympus shares on the TSX and, if Olympus is admitted to the Official List of the ASX, the ASX is set out in section 3 under the headings “ASX MATTERS” and “Settlement and Trading in Shares listed on the TSX” on page 20.

As at the date of this Amalgamation Proposal, in the opinion of Olympus, there is an established market for the sale of Olympus shares.  However, Olympus does not guarantee the continuation of an active trading market for Olympus shares following the Amalgamation, or the price at which those shares will trade on the TSX or, if admitted to listing thereon, the ASX in the form of Olympus CDIs.

No charges are payable to Olympus in respect of the sale of Olympus shares although sales made through a sharebroker may incur brokerage fees.

WHO DO I CONTACT WITH ENQUIRIES ABOUT MY INVESTMENT?

If you have any questions about Olympus shares, please contact your usual investment adviser.  Alternatively you can contact:

Olympus:

Attention: Peter Tiedemann
Olympus Pacific Minerals, Inc
10 King Street East
Suite 500
Toronto, ON M5C 1C3

Canada

or

The Share Registrar

Computershare Investor Services Inc
9th Floor
100 University Avenue
Toronto, ON
Canada M5J 2Y1

T: +1 416 263 9200
F: +1 888 453 0330

IS THERE ANYONE TO WHOM I CAN COMPLAIN IF I HAVE PROBLEMS WITH THE INVESTMENT?

Any complaints about Olympus shares can be directed to Olympus or the Share Registrar at their respective addresses set out under the heading “Who do I contact with enquiries about my investment?” above.

There is no ombudsman for this type of investment and therefore complaints about Olympus shares are not able to be made to an ombudsman.

WHAT OTHER INFORMATION CAN I OBTAIN ABOUT THIS INVESTMENT?

Other information about Olympus shares, Olympus NZ, Olympus and the Amalgamation is contained or referred to in other parts of this Amalgamation Proposal, and the Notice of Special Meeting that accompanies this Amalgamation Proposal.  The latest audited financial statements of Olympus for the year ended 31 December 2008 and unaudited interim financial statements for the six months ended 30 June 2009 are attached at Annexure E to this Amalgamation Proposal.

Further copies of this Amalgamation Proposal, and Olympus‘ Articles and By-laws may be obtained, free of charge, from the registered office of Olympus in New Zealand (as set out in the Directory on page 145) during normal office hours.  These documents are also filed on a public register at the Companies Office of the Ministry of Economic Development, and are available online at the Companies Office website www.companies.govt.nz free of charge.

The public files of Olympus are also available for public inspection on www.sedar.com (a website operated on behalf of Canadian Securities Administrators).

Annual and interim information

Olympus is required to provide its shareholders with a copy of its annual audited financial statements together with its management’s discussion and analysis thereon, unless advised in writing by a shareholder that he or she does not want to receive such documents.  In addition, upon filing notice of a meeting of shareholders, Olympus is required to send an information circular and form of proxy to each registered holder of securities who is entitled to notice of the meeting.  Included in the information circular is the disclosure required annually relating to corporate governance, executive compensation, and security based compensation.

In addition, Olympus is required to make continuous disclosure filings such as an annual information form, news releases, material change reports, interim financial statements and management’s discussion and analysis on a quarterly basis with the Securities Commissions of British Columbia, Alberta, Ontario and Quebec together with the Toronto Stock Exchange (“TSX”).  On the basis that Olympus is admitted to the Official List of the ASX, it will also be required to comply with the continuous disclosure obligations under the ASX Listing Rules and the Corporations Act.

Olympus is required, upon the request by any holder of Olympus shares, to provide the following, free of charge:

•	the most recent annual financial statements of Olympus (together with the auditor’s report thereon) and management’s discussion and analysis for a maximum of the past two financial years;

•	the most recent interim financial statements of Olympus and management’s discussion and analysis thereon for a maximum of the past two financial years;

•	a copy of this Amalgamation Proposal;

•	any other information that may be requested under regulation 44 of the Securities Regulations 2009 (New Zealand);

•	copies of the Articles and By-laws and any amendments thereto;

•	copies of any unanimous shareholder agreement;

•	minutes of meetings and consent resolutions of the shareholders; and

•	copies of notices filed with Industry Canada under the CBCA.

A request for these documents may be made to Peter Tiedemann at the offices of Olympus at Suite 500, 10 King Street East, Toronto, Ontario Canada  M5C 1C3.

Additional information regarding Olympus and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles” – “Olympus Pacific Minerals Inc.”

9.	STATUTORY AND OTHER INFORMATION

The following information includes, but is not limited to, the information required to be disclosed in the Amalgamation Proposal under Schedule 1 (Full prospectus for equity securities) to the Securities Regulations.

MAIN TERMS OF OFFER

Issuer

Olympus Pacific Minerals Inc. is the issuer of the Olympus shares which are offered to Zedex shareholders as part of the Amalgamation.  The registered office of Olympus Pacific Minerals Inc. is at Suite 500, 10 King Street East, Toronto, Ontario, Canada M5C 1C3 and its address in New Zealand is Level 11, 57 Fort Street, Auckland.

Description of securities being offered

The securities offered to Zedex shareholders as part of the Amalgamation are fully paid ordinary shares in Olympus (which will be identical to the existing shares in Olympus). Further information about the Olympus shares is set out in section 5 under the heading “Constitution and Rights Attaching to Olympus Shares” on page 56, in section 8 under the heading “What sort of investment is this?” on page 87 and in Annexure C.

The maximum number of Olympus shares being offered as part of the Amalgamation is 119,778,322 shares. As part of the Amalgamation, Zedex shareholders (other than those who exercise their Minority Buy-out Rights) are being offered 1 Olympus share for every 2.4 Zedex shares held as at the Record Date. When calculating the number of Olympus shares each Zedex shareholder is entitled to, fractional entitlements will be ignored.  Further information about the Amalgamation and this offer is set out in section 3 on page 13.

Consideration

The Olympus shares will be issued to Zedex shareholders pursuant to the Amalgamation in consideration for the cancellation of their Zedex shares. Further information about the consideration to be provided for the Olympus shares is set out under the heading “How much do I pay?” in section 8 on page 93.

Offeror

Of the 119,778,322 Olympus shares offered to Zedex shareholders:

(a)	65,551,043 Olympus shares are those shares currently held by Zedex (which shares will vest in Olympus NZ upon the Amalgamation becoming Effective); and

(b)	54,227,279 Olympus shares are new shares to be issued by Olympus on behalf of Olympus NZ.

3,205,467 of the shares referred to at (a) above were issued by Olympus to Zedex in 2004 (at a deemed aggregate value of CAD2,147,662) in exchange for the transfer of Zedex’s interest in NVMC to Olympus.

5,000,000 of the shares referred to at (a) above were subscribed by Zedex from Olympus on 9 August 2005 for proceeds of NZD1,780,653.

3,406,758 of the shares referred to at (a) above were issued by Olympus to Zedex in August 2006 in full satisfaction of a debt of CAD$1,500,000 owed by Olympus to Zedex.

The balance of the Olympus shares referred to at (a) above were acquired by Zedex on the open market or in off-market transactions, and no monies were paid by Zedex to Olympus in connection with such transfers.

The consideration to be received by Olympus in connection with the shares referred to at (b) above is the indirect ownership of the business and assets of Zedex which will pass to Olympus NZ upon the Amalgamation becoming Effective.

The registered office of Olympus Pacific Minerals NZ Limited is at Level 11, 57 Fort Street, Auckland.

DETAILS OF INCORPORATION OF ISSUER

Details regarding the incorporation of Olympus in Canada and the registration of Olympus as an overseas company in New Zealand under the Companies Act are set out in section 8 under the heading “Who is involved in providing it for me?” on page 91.  An application will be made for the registration of Olympus as a foreign company under the Corporations Act.

The place in New Zealand where a public file relating to the registration of Olympus as an overseas company is kept is Level 11, 57 Fort Street, Auckland.  The records are available for public inspection at this address from 9am to 5pm on ordinary business days.

The public files of Olympus are available for public inspection on www.sedar.com (a website operated on behalf of Canadian Securities Administrators) and, insofar as the documents are required to be filed by Olympus in connection with its registration as an overseas company under the Companies Act, the Companies Office website at www.companies.govt.nz.

PRINCIPAL SUBSIDIARIES OF ISSUER

At the date of registration of this Amalgamation Proposal, the subsidiaries of Olympus whose total tangible assets exceed 5% of the amount of the total tangible assets of the Olympus Group are as follows:

Subsidiary company	Percentage of issued capital owned by members of the Olympus Group
Formwell Holdings Ltd	100%
New Vietnam Mining Corporation	100%
Bong Mieu Holdings Ltd	100%
Bong Mieu Gold Mining Company Ltd	80%
Phuoc Son Gold Mining Company Ltd	85%

NAMES, ADDRESSES AND OTHER INFORMATION

Directors

The names and addresses of each director of Olympus are as follows:

Director	Address
David Seton	8 Cracroft Street, Parnell, Auckland, New Zealand
John Seton	86 St Stephen’s Avenue, Parnell, Auckland 1052, New Zealand
Jon Morda	192 S. Kingsway, Toronto, Ontario M6S 3T7, Canada
Douglas Willock	82 Brentcliff Rd, Toronto, Ontario M4G 3Y6, Canada

David Seton is the Chief Executive Officer of Olympus in addition to being Chairman of the Board.  Details of the consultancy agreement under which David Seton acts as Chief Executive Officer of Olympus are set out under the heading “Interested Persons’” on page 122.  No other Director of Olympus is an employee of Olympus or any associated person of Olympus.

None of the directors of Olympus have, during the 5 years immediately preceding the date of registration of this Amalgamation Proposal, been adjudged bankrupt or insolvent, convicted of a crime involving dishonesty, prohibited from acting as a director of a company, or placed in statutory management, voluntary administration, liquidation or receivership.

Promoters

The name and address of every promoter of the Olympus shares being offered to Zedex shareholders in connection with the Amalgamation are as follows:

Promoter	Address
Olympus Pacific Minerals NZ Limited	Level 11, 57 Fort Street, Auckland, New Zealand
David Seton (as a director of Olympus NZ)	8 Cracroft Street, Parnell, Auckland, New Zealand
Peter Tiedemann (as a director of Olympus NZ)	63 Red Hills Road, Massey, Waitakere City, Auckland, New Zealand
Zedex Minerals Limited	Level 2, 63 Fort Street, Auckland, New Zealand
John Seton (as a director of Zedex)	86 St Stephen’s Avenue, Parnell, Auckland 1052, New Zealand
Alan Eggers (as a director of Zedex)	16 Hibernia Rise, Sorrento, WA, 6020, Australia
Leslie Robinson (as a director of Zedex)	10 Peranga Tce, Hataitai, Wellington, New Zealand
Paul Seton (as a director of Zedex)	5/29 Selwyn Ave, Mission Bay, Auckland, New Zealand

None of the promoters have, during the 5 years immediately preceding the date of registration of this Amalgamation Proposal, been adjudged bankrupt or insolvent, convicted of a crime involving dishonesty, prohibited from acting as a director of a company, or placed in statutory management, voluntary administration, liquidation or receivership.

Advisers

The names of Olympus’ auditors, company secretary, share registrar and its solicitors and other advisers who have been involved in the preparation of this Amalgamation Proposal are set out in the Directory on page 145.

Experts

Ernst & Young LLP, Chartered Accountants, of Toronto, Canada has given, and has not withdrawn, its consent to the distribution of this Amalgamation Proposal with the references to it and its reports in Annexure G in the form and context in which they are included.  Ernst & Young LLP is Olympus’ auditor and provides other professional services to Olympus from time to time. It will continue that role for Olympus and be appointed as the auditors of Olympus NZ if the Amalgamation is implemented.

Campbell MacPherson Limited of Level 14, 36 Kitchener Street, Auckland, has given, and has not withdrawn, its consent to the distribution of this Amalgamation Proposal with the references to it and its report accompanying this Amalgamation Proposal to Zedex shareholders in the form and context in which it is included. Campbell MacPherson Limited provides corporate advisory services, including the preparation of corporate and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions.

Mr T Rodney P. Jones, (B.Sc. Geology, Leicester UK, 1966; FAusIMM), has given, and has not withdrawn, his consent to the distribution of this Amalgamation Proposal with the references to him in the form and context in which they are included.  Mr Jones is a full-time employee of Olympus and is Olympus’ Vice President – Exploration.  Mr Jones is a Competent Person (as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves") and a Qualified Person (as defined in Canadian National Instrument 43-101).

Except as set out below, none of the experts referred to above is intended to be a director, officer or employee of, or professional adviser to, Olympus:

(a)	Ernst & Young LLP, Toronto, Canada, is Olympus’ auditor and it is intended that Ernst & Young LLP will remain as such following the Amalgamation becoming Effective;

(b)
Mr Rodney P. Jones is currently a full-time employee of Olympus and acts as Olympus’ Vice President of Exploration. It is envisaged that Mr Jones will remain in this role following the Amalgamation becoming Effective.

The offer of Olympus shares in exchange for existing Zedex shares as part of the Amalgamation is not being underwritten.

RESTRICTIONS ON DIRECTORS’ POWERS

There are no restrictions on the powers of the directors in the Olympus By-laws, however, section 115(3) of the CBCA provides limits on the authority of managing directors and on committees of directors.

The CBCA contains a number of other provisions that could have the effect, in certain circumstances, of imposing modifications, exceptions or limitations on the powers of Olympus’ directors. These provisions apply to any company registered under the CBCA.

The powers of Olympus’ board may be subject to other modifications, exceptions or limitations imposed by the TSX Listing Rules and, if Olympus is admitted to the Official List of the ASX, the ASX Listing Rules.

SUBSTANTIAL EQUITY SECURITY HOLDERS OF ISSUER

As with many Canadian companies listed on the TSX, the majority of Olympus’ shares are registered in the names of nominee broker(s) who hold legal title to such shares on behalf of underlying beneficial holders. The first table below sets out details of the persons who are the registered holders of the 10 largest holdings of equity securities of Olympus as at 31 October 2009 (being not less than 30 days prior to the date of registration of this Amalgamation Proposal). The second table below sets out details of the persons whom Olympus believes to be the holders of the 10 largest beneficial shareholdings of Olympus as at 31 October 2009. It should be noted that the second table has been compiled on the basis of information available to Olympus and Olympus has no means of verifying the accuracy of this information.

Registered holders of Olympus securities as at 31 October 2009

Registered equity holder	Equity shares held	Percentage shareholding
CDS &Co (NCI account)	214,182,566	85.85%
South Canterbury Finance Limited	10,000,000	4.01%
Hubbard & Churcher Trust Management Limited	6,216,216	2.49%
Cede & Co	4,962,909	1.99%
VOF Investment Fund	4,285,714	1.72%
Zedex Limited	2,258,333	0.91%
Zedex Limited	2,250,000	0.90%
Dragon Capital Markets Limited	1,270,000	0.51%
Roytor & Co	1,205,500	0.48%
Osiris Investment Partners LP	600,000	0.24%

Beneficial holders of Olympus securities as at 31 October 2009

Equity holder	Equity shares held	Percentage shareholding
Zedex Minerals Limited	65,551,043	26.3%
Vietnam Growth Fund Limited	39,369,227	15.78%
Vietnam Enterprise Investments Limited	19,708,500	7.90%
Vietnam Dragon Fund Limited	16,131,874	6.47%
Dragon Capital	13,000,000	5.21%
VINA Capital Group	11,066,300	4.44%
South Canterbury Finance	10,000,000	4.01%
Hubbard Churcher Trust Management Limited	6,216,216	2.49%
Waddell Johnston McCarthy & Co	4,831,009	1.94%
VOF Investment Limited	4,285,714	1.72%

None of the persons specified in the tables above or any of their respective directors or officers undertakes any liability in respect of, or gives any guarantee in connection with, the Olympus shares offered to Zedex shareholders in connection with the Amalgamation.

DESCRIPTION OF ACTIVITIES OF ISSUING GROUP

During the five years immediately prior to the date of this Amalgamation Proposal the Olympus Group has:

•	Issued 110,825,634 Olympus shares through various private placements;

•	Issued 11,077,653 Olympus shares through exercise of warrants;

•	Issued 3,179,398 Olympus shares through exercise of options;

•	Issued 38,677,932 Olympus shares through prospectus offerings;

•	Issued 967,630 Olympus shares through bonus share issues;

•	Issued 3,406,758 Olympus shares through debt repayment;

•
Entered into a strategic alliance with a mining company controlled by the local provincial government in Vietnam, resulting in the formation of PSGC for the purposes of exploration and extraction activities and any other related activities in the Phuoc Son area of Vietnam.  Olympus owns 100% of NVMC which, in turn, owns an 85% interest in PSGC. MINCO owns 15% of PSGC;

•	Acquired the remaining 42.82% of the issued shares in NVMC from Zedex and Ivanhoe Mines Limited, resulting in NVMC being 100% owned by Olympus;

•	Constructed the Bong Mieu Central Gold Mine (Ho Gan) and commissioned the initial operation of that mine;

•	Entered into a US$2,000,000 Debt Finance Facility agreement with Macquarie Bank Limited, drew down the facility and then repaid it;

•
Entered into an agreement with AMIC pursuant to which Olympus can earn a 60% interest in the Capcapo project located in the Abra Province, Northern Luzon, Philippines. It should be noted that in 2008 Olympus wrote off its entire deferred exploration costs of $922,920 in relation to the Capcapo project on account of the uncertainty of the economic climate in the Philippines and the outcome of community consultation in connection with the project);

•	Undertaken exploration activities on the Bong Mieu, Phuoc Son and Capcapo properties;

•	Lodged applications for additional exploration properties in Vietnam and Laos; and

•	Mandated Macquarie Bank Limited to arrange a USD$20 million loan facility to fund mine expansion and plant construction at Phuoc Son Gold Mine.

Further information on the activities of the Olympus Group are set out in section 5 on page 33 of this Amalgamation Proposal.

The principal assets held by members of the Olympus Group are:

(a)
the buildings and plant and equipment associated with the Bong Mieu Central Gold Mine (Ho Gan) and the Phuoc Son Gold Mine (Dak Sa).  With the exception of certain trucks which are subject to finance lease, all of the buildings and plant and equipment held by the Olympus Group and used in connection with these mines are owned by the Olympus Group; and

(b)
the mining licences held in respect of the Bong Mieu and Phuoc Son properties. Details of the material licences are set out in section 5 of this Amalgamation Proposal. The relevant licences are held by Bogomin (in respect of the Bong Mieu property) and PSGC (in respect of the Phuoc Son property).

All of the assets and licences relating to the Bong Mieu gold property are held by Bogomin and those relating to the Phuoc Son gold property are held by PSGC. Both Bogomin and PSGC are joint venture companies and therefore the ability of the Olympus Group to control and deal with such assets and licences is subject to obligations to the joint venture partners in each of those ventures as well as to restrictions at law.  Refer to Section 5 of this Amalgamation Proposal for a summary of the key terms of the joint venture agreements governing Bogomin and PGSC.

SUMMARY FINANCIAL STATEMENTS

Summary financial statements for the Olympus Group for the past five accounting periods and for the six month period ended 30 June 2009 are set out in section 5 under the heading “Historical Financial Information” on page 58 of this Amalgamation Proposal.

PROSPECTS AND FORECASTS

Statements as to the trading prospects of the Olympus Group following completion of the Amalgamation, together with any material information that may be relevant to those prospects, are set out in section 6 under the heading “Trading Prospects” on page 70, in section 4 under the heading “Merger-Specific Risks” on page 25 and in section 8 under the heading “What are my risks?” on page 96.  Other than the risks set out under the heading “Merger-Specific Risks” on page 25 and in section 8 under the heading “What are my risks?” on page 96, there are no other special trade factors and risks that could materially affect the prospects of the Olympus Group which are not likely to be known or anticipated by the public.

MINIMUM SUBSCRIPTION

As no cash is being sought from Zedex shareholders in connection with the offer of Olympus shares under this Amalgamation Proposal, there is no minimum amount which must be raised by Olympus in connection with the offer of Olympus shares under this Amalgamation Proposal whether for the purchase of any property, to cover expenses relating to the Amalgamation, for working capital purposes, to repay any borrowings, or otherwise.

ACQUISITION OF BUSINESS OR SUBSIDIARY

No member of the Olympus Group acquired a business, and no member of the Olympus Group became a subsidiary of Olympus, at any time during the two years immediately prior to the date of registration of this Amalgamation Proposal where the consideration paid or payable for such business or subsidiary exceeded one-fifth of the amount of the total tangible assets of the Olympus Group as shown in the statement of financial position of the Olympus Group as at 31 December 2008 set out in Annexure E  on page 183 to this Amalgamation Proposal.

Zedex Minerals Limited

As part of the Amalgamation, Olympus NZ will acquire the business of Zedex by virtue of the procedure under Part XIII of the Companies Act. The value of the Olympus shares (or Olympus CDIs) to be received by Zedex shareholders in connection with the Amalgamation exceeds one-fifth of the amount of the total tangible assets of the Olympus Group as shown in the statement of financial position of the Olympus Group as at 31 December 2008.

If the Amalgamation proceeds each Zedex shareholder (other than those who exercise their Minority Buy-out Rights) will receive 1 Olympus share (or Olympus CDI) for every 2.4 Zedex shares held as at the Record Date. Subject to any Zedex shareholders exercising their Minority Buy-out Rights and subject to any downwards adjustment required to reflect the elimination of fractional entitlements, Zedex shareholders on the Record Date will receive 119,778,322 Olympus shares (or Olympus CDIs) in aggregate.

During the five years immediately prior to the date of this Amalgamation Proposal Zedex has:

•	Had shares and options listed on the ASX;

•	Issued securities through an initial public offering in Australia and New Zealand in May 2006, and through various private placements;

•	Acquired a 51% interest in the Bau Project in Sarawak, Malaysia pursuant to a shareholders’ agreement with Gladioli Enterprises Sdn Bhd and certain of its related companies dated 3 November 2006;

•
Acquired all of the shares in GR Enmore Pty Ltd (the company that holds Zedex’s interest in the Enmore Gold Project in northern New South Wales, Australia) pursuant to an agreement dated 13 October 2005;

•	Sold its interest in NVMC to Olympus;

•	Entered into separate facility agreements with each of the parties specified below, pursuant to which:

-	Macquarie agreed to provide a facility of A$1,000,000 to Zedex, which was drawn down and has subsequently been repaid;

-	Westpac Custodian Nominees Limited agreed to provide a facility of A$2,000,000 to Zedex, which was drawn down and has subsequently been repaid;

-	Nessock Custodians Limited agreed to provide a facility of A$200,000 to Zedex, which was drawn down and has subsequently been repaid;

-	Claymore Trustees Limited agreed to provide a facility of A$1,235,000 to Zedex, which was drawn down and has subsequently been repaid; and

-	Hamilton Gulf Limited agreed to provide a facility of A$1,100,000 to Zedex;

•
Entered into a joint venture agreement in November 2006 with Biotan Mineral Joint Stock Company with respect to the Tien Thuan gold prospect in the Binh Dinh Province of Vietnam. Zedex has a 75% participation interest in the Tien Thuan project;

•	Undertaken exploration activities on the Enmore property in New South Wales and the Bau property in Malaysia and the Na Pai, Hoai An, Tien Thuan and Ban Phoung properties in Vietnam;

•	Lodged applications for additional exploration properties in Vietnam and Laos; and

•	Delineated 1.6 million ounces to JORC status at Bau.

Financial Information for Zedex Minerals Limited

Summary financial information on Zedex for the five years ended 31 March 2009 is set out in Annexure F.

Financial statements for Zedex that comply with and have been registered under the New Zealand Financial Reporting Act 1993 in respect of the year ended 31 March 2009 were filed with the Registrar of Companies in Auckland on 17 September 2009. A copy of these financial statements can be viewed free of charge at www.companies.govt.nz or at www.zedex.com.au.

SECURITIES PAID UP OTHER THAN IN CASH

Except as set out below, no member of the Olympus Group has issued any securities for consideration other than cash to any person who is not a member of the Olympus Group during the previous 5 years.

In April 2009 Olympus issued 52,734 Olympus shares valued at $3,375.00 to Red Chip Securities in exchange for services rendered to Olympus.

During 2008 Olympus issued 46,090 Olympus shares valued at CAD$26,445.00 by way of bonus shares to employees.

During 2007 Olympus issued 137,060 Olympus shares valued at CAD$86,090.00 by way of bonus shares to employees.

The options referred to below under the heading “Options to Subscribe for Securities of the Issuing Group” were all issued to directors, principals and employees of the Olympus Group in part consideration for services rendered to the Olympus Group. No cash was paid to Olympus in consideration for the issue of these options.

OPTIONS TO SUBSCRIBE FOR SECURITIES OF ISSUING GROUP

On 11 September 2003, Olympus adopted a stock option plan (“Stock Option Plan”) which was re-approved by its shareholders on 7 June 2007. Under the Stock Option Plan, options to purchase Olympus shares may be granted to directors, officers, employees and consultants of Olympus.  Options granted under the Stock Option Plan have a maximum term of five years and vesting dates are determined by the Olympus board on an individual basis at the time of granting.

The maximum number of options that can be issued at any one time cannot be higher than 10% of Olympus’ issued and outstanding share capital.

Options are subject to an accelerated expiry term (the “Accelerated Term”) for those options held by individuals who are no longer associated with Olympus.  The Accelerated Term requires that options held by individuals who resign or are terminated from Olympus expire on the earlier of: (i) the original expiry term; or (ii) 90 days from the date of resignation or termination, and for those employed to perform investor relations services the Accelerated Term is the earlier of (i) the original expiry term; or (ii) 30 days from the date of resignation or termination.

The maximum number of Olympus shares that may be reserved for option grant to any one individual in any 12 month period may not exceed 5% of the Olympus shares issued and outstanding on the date of grant.

The maximum number of Olympus shares that may be reserved for issuance to insiders of Olympus may not exceed 10% of the Olympus shares issued and outstanding on the date of reservation.

The maximum number of Olympus shares that may be issued to insiders, as a group, within a one year period may not exceed 10% of the Olympus shares issued and outstanding on the date of issuance.

The maximum number of Olympus shares that may be issued to any one consultant during any 12 month period shall not exceed 2% of the Olympus shares issued and outstanding on the date of grant.

The maximum number of Olympus shares that may be issued to persons, as a group, who perform investor relations services, during any 12 month period shall not exceed 2% of the Olympus shares issued and outstanding on the date of grant.

The Olympus board is authorised to amend, suspend or terminate the Stock Option Plan in accordance with applicable legislation and subject to any required approval and may also amend or modify any outstanding option in any manner to the extent that the board would have had authority to initially grant such option subject to consent of the affected participants, prior approval of the relevant stock exchanges and, if applicable, disinterested shareholder approval.

The options granted, issued or proposed to be issued, as at the date of this Amalgamation Proposal, are summarised in the table below. All of the options in the table below are options to subscribe for Olympus shares.

Number of Olympus Shares under Option	Exercise price	Consideration (if any) given for the grant of the Options	Expiry date of the Options
1,880,000	C$0.32	None	31-Aug-10
1,000,000	C$0.32	None	29-Sep-10
150,000	C$0.32	None	22-Nov-10
100,000	C$0.53	None	15-Feb-11
500,000	C$0.36	None	25-Jan-11
78,334	C$0.45	None	25-Jan-11
159,000	C$0.55	None	16-Feb-11
200,000	C$0.51	None	18-Jul-11
500,000	C$0.43	None	3-Nov-11
1,850,000	C$0.65	None	5-Mar-12
4,000,000	C$0.75	None	5-Mar-12
1,750,000	C$0.65	None	15-Aug-11
250,000	C$0.62	None	1-Jan-13
3,771,850	C$0.40	None	1-Jan-13
20,755,560	C$0.12	None	2-Jan-14

As set out in the above table the total number of Olympus shares under option is 36,944,744.

A total of 18,942,440 Olympus shares are under option to, or for the benefit of, directors of Olympus or subsidiaries of Olympus.

A total of 17,173,970 Olympus shares are under option to, or for the benefit of, principal officers of Olympus or subsidiaries of Olympus.

A total of 3,334 Olympus shares are under option to, or for the benefit of, employees of Olympus or subsidiaries of Olympus.

A total of 475,000 Olympus shares are under option to, or for the benefit of, contractors of Olympus or subsidiaries of Olympus.

A total of 350,000 Olympus shares are under option to, or for the benefit of, former employees of Olympus or subsidiaries of Olympus.

Issue of Olympus Exchange Options to Zedex option holders

Zedex has a total of 10,550,000 options on issue whereby Zedex option holders can subscribe for Zedex shares.  Zedex and Olympus propose entering into an agreement with each of the Zedex option holders pursuant to which each option holder will agree that on the Effective Date they will exchange their Zedex Options for Olympus Exchange Options.  The Olympus Exchange Options  to be issued to the Zedex option holders will have similar terms as the Zedex Options already on issue except that:

•	each Zedex option holder will receive one Olympus Option for every 2.4 Zedex options currently held; and

•
the exercise price of the Olympus Exchange Options will be 240% of the exercise price of the current Zedex Options and will be converted from AUD to CAD at the exchange rate prevailing on the Effective Date.

The Olympus Exchange Options to be issued to the Zedex option holders are summarised in the table below. All of the Olympus Exchange Options in the table below will be options to subscribe for Olympus shares.  There will be 4,395,826 Olympus Exchange Options issued to Zedex options holders in total.

Number of Olympus Shares under Option	Exercise price*	Consideration (if any) given for the grant of the Olympus Exchange Options	Expiry date of the Olympus Exchange Options
916,664	$0.60	None	30 April 2012
416,665	$0.912	None	30 April 2012
2,124,999	$0.60	None	15 June 2012
416,666	$0.48	None	29 September 2011
416,666	$0.84	None	28 September 2013
104,166	$0.96	None	30 April 2012
*Note: The exercise price is stated in AUD and will be converted from AUD to CAD at the exchange rate prevailing on the Effective Date.

Of the above Olympus Exchange Options to be issued to Zedex option holders:

•	a total of 625,000 will be issued to John Seton who is a director of Olympus; and

•	a total of 1,458,331 will be issued to consultants who currently provide services to both Zedex and Olympus.

APPOINTMENT AND REMOVAL OF DIRECTORS

As Olympus is not incorporated under either the Companies Act or the Companies Act 1955 the matters specified in paragraph 15(1) of the First Schedule to the Securities Regulations are not applicable.

There are no rules in the Articles and By-laws relating to the retirement age of the directors.  Under the CBCA, a director cannot be less than 18 years of age; cannot be a person of unsound mind that has been found so by a court in Canada or elsewhere; cannot be a person who is not an individual and cannot have the status of a bankrupt.

The shareholders can remove a director or directors by an ordinary resolution (>50%) at a special meeting of the shareholders.

Directors of Olympus may hold office for a term expiring not later than the close of the third annual meeting of shareholders following their election.  At the annual meetings, only the directors whose terms of office are expiring at the specific meeting are nominated for re-election at that meeting.  The directors whose terms have not expired continue as directors for the ensuing year.  The current directors of Olympus have staggered terms and have each been elected for terms of three years.

Zedex has the right to nominate one director to the Olympus Board provided that Zedex holds not less than 10% and not more than 15% of Olympus’ issued share capital. Zedex has the right to nominate two directors to the Olympus Board provided that Zedex holds 15% or more of Olympus’ issued share capital.  Zedex currently has one director on the Board of Olympus – John Seton who is also the Chairman of Zedex. John Seton has the right to vote on the appointment of other directors of Olympus.

Except as set out above, no person has the right to appoint any director to the Olympus board other than Olympus shareholders in general meeting or the Olympus directors acting as a board to fill a casual vacancy.

INTERESTED PERSONS

Directors’ Interests

Other than as set out below, no Director of Olympus is entitled to remuneration from the Olympus Group (other than by way of directors’ fees).

Under the terms of a management services agreement dated 1 January 2008, (the “Management Services Agreement”), between Olympus and Orangue Holdings Limited (“Orangue”), a company associated with David A. Seton, Chairman and Chief Executive Officer of Olympus, it was agreed that Orangue would provide a Manager – David A. Seton (the “Consultant”) to serve as Chief Executive Officer of Olympus for a period of two years at a rate of CAD$240,000 per year with an annual bonus up to a maximum of CAD$340,000 measured against objectives set by the Board of Olympus.  Under the Management Services Agreement, the Consultant received 1,809,000 fully vested stock options of Olympus and an additional 1,809,000 vesting on achievement of set objectives.  Olympus can terminate the Management Services Agreement by paying a severance to Orangue equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the Management Services Agreement, respectively.  In the event of a change of control, the Consultant may elect to resign by giving at least one month’s notice and not more than two month’s notice to the Board of Olympus in which case the Consultant would be paid the equivalent of thirty months’ fee and bonus and any stock options granted currently unexercised and unvested would become vested in their entirety and be available for exercise for 90 days.  The Consultant may elect to receive a cash payment representing the difference between the exercise price of all stock options and the average closing price of Olympus shares for the 30 days preceding the resignation.  In addition to the fees and bonus payments referred to above, the Consultant is entitled to be reimbursed for expenses properly incurred in connection with the business of the Olympus Group.

In addition to acting as a director of Olympus, John Seton provides consultancy services to Olympus from time to time  through the Jura Trust and Spencer Enterprises Limited.  There is no formal contract in place in relation to these services and the services are provided as and when required by Olympus.

Jon Morda, Douglas Willock and John Seton are non executive directors of Olympus and are not engaged under any contract.  They serve staggered terms on the board for terms ranging from 1 to 3 years.  Each non executive director is remunerated at the rate of CAD$25,000 per annum. Jon Morda and Douglas Willock receive a further CAD$5,000 for their additional role in chairing subcommittees of the Board of Olympus and they receive a per diem fee for the work undertaken by them in connection with the Amalgamation.  In addition to the foregoing each of the non executive directors of Olympus receives the equivalent of CAD$35,000 per annum DSUs.  The DSUs are paid out in cash upon retirement/resignation.

Other than the foregoing there are no retirement benefits payable by Olympus to the directors of any member of Olympus. The only compensation payable to a director of Olympus for loss of office (other than compensation payable pursuant to any statute or rule of law) is the compensation payable to Orangue as described above.

Interests of other Specified Persons

Claymore Partners Limited acts as the New Zealand legal adviser to Olympus.  John Seton, a director of Olympus is a director and shareholder in Claymore Partners Limited.  The legal services provided are not under contract and are provided as and when required by Olympus.

Peter Tiedemann (a director of Olympus NZ and a promoter of the Olympus shares offered to Zedex shareholders in connection with the Amalgamation) provides services to Olympus pursuant to a management services agreement dated 1 January 2008 entered into between Olympus and Wholesale Products Trading Limited, a company owned by Mr Tiedemann and persons associated with him. Mr Tiedemann is the Chief Financial Officer of Olympus. The contract is for a term of two years and expires on 31 December 2009. Under the management services agreement Mr Tiedemann receives an annual fee of CAD160,000. Mr Tiedemann also participates in Olympus’ annual bonus plan and has been granted 3,748,220 options to acquire Olympus shares.

Olympus can terminate the management services agreement by paying a severance to Wholesale Products Trading Limited equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the agreement respectively.  In the event of a change of control, Mr Tiedemann may elect to resign by giving at least one month’s notice and not more than two month’s notice to the Board of Olympus in which case Mr Tiedemann would be paid the equivalent of eighteen months’ fees and bonus and any stock options granted currently unexercised and unvested would become vested in their entirety and be available for exercise for 90 days.  Alternatively, Mr Tiedemann may elect to receive a cash payment representing the difference between the exercise price of all stock options and the average closing price of Olympus shares for the 30 days preceding the resignation. In addition to the fees and bonus payments referred to above, Mr Tiedemann is entitled to be reimbursed for expenses properly incurred in connection with the business of the Olympus Group.

Zedex is a promoter of the Olympus shares offered to Zedex shareholders in connection with the Amalgamation. Zedex has the following material interests in the Olympus Group or in contracts with the Olympus Group:

(a)	Zedex holds 65,551,043 Olympus shares;

(b)
Zedex receives the Bong Mieu Royalty from Olympus pursuant to an assignment agreement dated 1 January 2006 and entered into between Ivanhoe Mines Limited (“Ivanhoe”), Zedex and Olympus. By virtue of this assignment agreement Ivanhoe assigned its rights in the Bong Mieu Royalty to Zedex;

(c)
Zedex has the right to nominate one director to the Olympus Board provided that Zedex holds not less than 10% and not more than 15% of Olympus’ issued share capital. Zedex has the right to nominate two directors to the Olympus Board provided that Zedex holds 15% or more of Olympus’ issued share capital. These rights were granted to Zedex pursuant to a Vend-in Agreement entered into between Zedex, Olympus and Ivanhoe dated 1 March 2004;

(d)	Zedex and Olympus are party to an agreement dated 17 July 2007 pursuant to which they have agreed to undertake joint exploration activities in Laos and Cambodia.

In 2008, the following specified persons exchanged, by way of off-market transactions with Zedex, the number of Olympus shares and Olympus Warrants stated opposite their names in the table below for the number of Zedex shares and Zedex options stated opposite their names. The Zedex options were exercisable on or before 29 August 2009 at AUD0.40 each and have now lapsed. By virtue of this exchange, each specified person received two Zedex shares for each Olympus share and two Zedex options for each Olympus Warrant.

Specified Person	Olympus shares and Olympus Warrants exchanged	Zedex shares and Zedex options received
Les Robinson	440,231 Olympus shares 615 Olympus Warrants	880,462 Zedex shares 1,230 Zedex options*
The Abergeldie Trust (1)	1,868,032 Olympus shares 76,923 Olympus Warrants	3,736,064 Zedex shares 153,846 Zedex options*
Alan Eggers and associated persons	769,230 Olympus shares 384,616 Olympus Warrants	1,538,460 Zedex shares 769,232 Zedex options*
Avora Limited (2)	136,982 Olympus shares	273,964 Zedex shares

* these options have subsequently expired.

(1)	John Seton is a discretionary beneficiary of the Abergeldie Trust.

(2)	As trustee of the Lloyd Beaumont Trust, a trust of which Paul Seton is a discretionary beneficiary.

MATERIAL CONTRACTS

The only contracts entered into by members of the Olympus Group in the preceding two years (not being contracts entered into in the ordinary course of business of a member of the Olympus Group) are:

(a)
the Amalgamation Implementation Agreement dated 10 November 2009 entered into between Olympus, Olympus NZ and Zedex in connection with the Amalgamation. A summary of the terms of the Amalgamation Implementation Agreement are set out in section 7 on page 81 of this Amalgamation Proposal; and

(b)
the consultancy agreement dated 1 January 2008 entered into between Olympus and Orangue Holdings Limited pursuant to which David Seton serves as Chief Executive Officer of Olympus. Details of this consultancy agreement are set out under the heading “Interested Persons” on page 122.

PENDING PROCEEDINGS

There are no legal proceedings or arbitrations pending at the date of registration of this Amalgamation Proposal that may have a material adverse effect on the Olympus Group.

PRELIMINARY AND ISSUE EXPENSES

Issue expenses, including legal fees, financial adviser’s fees, listing fees, registry expenses, accounting fees, advertising, printing and distribution of this Amalgamation Proposal to be incurred by the Olympus Group are estimated at USD1,200,000, with Zedex incurring an additional USD60,000 in expenses.

There is no commission or brokerage payable to any person in connection with the Olympus shares offered to Zedex shareholders in connection with the Amalgamation.

RESTRICTIONS ON ISSUING GROUP

The only restrictions imposed on the ability of a member of the Olympus Group under any contract, undertaking or deed to make a distribution or borrow funds are the restrictions contained in the joint venture agreements relating to each of Bogomin and PSGC.  Details of these joint venture agreements are set out in section 5 of this Amalgamation Proposal.

OTHER TERMS OF OFFER AND SECURITIES

All other terms of the offer of Olympus shares to Zedex shareholders in connection with the Amalgamation and all the terms of the Olympus shares being offered are set out in this Amalgamation Proposal except for those implied by law or set out in a document that is registered with a public official and is available for public inspection and is referred to in this Amalgamation Proposal.

FINANCIAL STATEMENTS

Audited consolidated financial statements in respect of the Olympus Group for the twelve month period ended 31 December 2008 are set out in Annexure E on page 183 of this Amalgamation Proposal.

ADDITIONAL INTERIM FINANCIAL STATEMENTS

Unaudited interim consolidated financial statements in respect of the Olympus Group for the six month period ended 30 June 2009 are set out in Annexure E on page 183 of this Amalgamation Proposal.

PLACES OF INSPECTION OF DOCUMENTS

The documents attached to, or registered with, this Amalgamation Proposal are:

(a)	The signed audit report of Ernst & Young LLP at Annexure G of this Amalgamation Proposal;

(b)	The signed report of Ernst & Young LLP on the unaudited interim consolidated financial statements of Olympus at page 214 in Annexure E of this Amalgamation Proposal;

(c)	The signed report of Ernst & Young LLP on the compilation of the unaudited pro forma condensed combined balance sheet at page 244 of this Amalgamation Proposal;

(d)	The signed consent of Ernst & Young LLP to the inclusion of the abovementioned reports in this Amalgamation Proposal;

(e)	The full Independent Appraisal Report prepared by Campbell MacPherson Limited;

(f)
The signed consent of Campbell MacPherson Limited to the distribution of this Amalgamation Proposal with the references to it and its report accompanying this Amalgamation Proposal in the form and context in which they are included;

(g)	The signed consent of Mr Rodney P Jones to the distribution of this Amalgamation Proposal with the references to him in the form and context in which they are included; and

(h)	The material contracts referred to under the heading “Material Contracts” on page 125.

This Amalgamation Proposal with the above documents endorsed thereon or attached thereto as required by Section 41 of the Securities Act has been registered with the Registrar of Companies at Auckland.

The Articles and By-Laws, the CBCA, the Amalgamation Implementation Agreement and the financial statements attached at Annexure E may be inspected without fee during normal business hours at Level 11, 57 Fort Street, Auckland, New Zealand until the Effective Date.

The public files of Olympus are available for public inspection on www.sedar.com (a website operated on behalf of Canadian Securities Administrators) and, insofar as the documents are required to be filed by Olympus in connection with its registration as an overseas company under the New Zealand Companies Act, the Companies Office website at www.companies.govt.nz.

OTHER MATERIAL MATTERS

There are no material matters relating to the offer of Olympus shares to Zedex shareholders under this Amalgamation Proposal other than matters elsewhere set out in this Amalgamation Proposal and contracts entered into in the ordinary course of business of the Olympus Group.

DIRECTORS’ STATEMENT

Subject only to the matters referred to below, the directors of Olympus, after due enquiry by them in relation to the period between 30 June 2009 (being the date of the latest balance sheet of Olympus Group contained or referred to in this Amalgamation Proposal) and the date of registration of this Amalgamation Proposal are of the opinion that no circumstances have arisen that materially adversely affect the trading or profitability of the Olympus Group or the value of its assets or the ability of the Olympus Group to pay its liabilities due within the next 12 months.

From 1 July 2009 to 23 September 2009 PSGC was unable to truck ore from the Phuoc Son property to the Bong Mieu property for processing as it did not hold a valid licence to truck the ore. On 23 September 2009 a licence was granted permitting PSGC to truck up to 60,000 tonnes of ore from the Phuoc Son property to the Bong Mieu property. The licence is valid until 31 December 2010. The temporary loss of the trucking licence adversely impacted on Olympus’ cash flows in the third quarter of 2009 by approximately $2 million.

Until such time as the VAT refund matter described on page 29 of this Amalgamation Proposal is resolved and the tax authorities agree that Olympus is entitled to claim a VAT refund in respect of VAT paid by it, its cost of sales will increase by approximately 8% (being the net current VAT rate in Vietnam, taking into account deductions on VAT applicable costs) in respect of inputs on which VAT is levied.

AUDITOR’S REPORT

The auditor’s report required by clause 28 of Schedule 1 to the Securities Regulations 2009 is set out in Annexure G.

ADDITIONAL MATTERS REQUIRED UNDER THE CORPORATIONS ACT OR ASX LISTING RULES

DISCLOSURE OF INTERESTS

Except as set out in this Amalgamation Proposal, no director of Zedex, Olympus NZ or Olympus or proposed director of Olympus NZ or Olympus has at the date of this Amalgamation Proposal, or has had in the two years before the date of this Amalgamation Proposal, an interest in:

•	the formation or promotion of Zedex, Olympus NZ or Olympus;

•	property acquired or proposed to be acquired by Zedex, Olympus NZ or Olympus in connection with its formation or promotion of the Amalgamation; or

•	the Amalgamation Proposal,

and no amount of any kind (whether in cash, shares or otherwise) has been paid, or agreed to be paid, and no benefit has been given, or agreed to be given, to any such person to induce them to become, or to qualify as, a director of Zedex, Olympus NZ or Olympus.

INTERESTS OF ADVISERS

Except as set out in this Amalgamation Proposal, no promoter of Zedex, Olympus NZ or Olympus and no person named as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Amalgamation Proposal has at the date of this Amalgamation Proposal, or has had in the two years before the date of this Amalgamation Proposal, an interest in:

•	the formation or promotion of Zedex, Olympus NZ or Olympus; or

•	property acquired or proposed to be acquired by Zedex, Olympus NZ or Olympus in connection with its formation or promotion of the Amalgamation,

and no amount of any kind (whether in cash, shares or otherwise) has been paid, or agreed to be paid, and no benefit has been given, or agreed to be given, to any such person in connection with the services provided in connection with the formation or promotion of Zedex, Olympus NZ or Olympus or the Amalgamation.

WORKING CAPITAL

The directors of Olympus consider that Olympus will have sufficient working capital to carry out the objectives stated in this Amalgamation Proposal.

PRIVACY INFORMATION FOR AUSTRALIAN INVESTORS

If you approve the Amalgamation Proposal, you will provide personal information to Olympus and the Registrar. Olympus and the Registrar will need to collect, hold and use your personal information in order implement the Amalgamation, service your needs as an Olympus investor, provide facilities and services that you request and carry out appropriate administration.

Company and tax law requires some of the information to be collected.  If you do not provide the information when requested you may not receive all information and benefits you are entitled to in connection with the Olympus shares you will receive if the Amalgamation becomes Effective.

Olympus and the Registrar may disclose your personal information for purposes related to your investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act 1988 (Australia):

•	the Registrar in order to effect your participation in the Amalgamation and for the ongoing administration of the register;

•	the printers and the mailing house for the purposes of preparation and distribution of statements and for handling of mail; and

•	if applicable, Olympus or the Registrar in order to verify that you qualify as an Olympus shareholder.

If you become an Olympus shareholder, your information may also be used or disclosed from time to time to inform you about Olympus’ products or services that Olympus thinks may be of interest to you. If you do not want your personal information to be used for this purpose, you should contact Olympus through the Registrar at the address set out below.

Under the Privacy Act 1988, you may request access to your personal information held by (or on behalf of) Olympus or the Registrar. You can request access to your personal information by telephoning or writing to Olympus through the Registrar as follows:

Computershare Investor Services Inc
9th Floor
100 University Avenue
Toronto, ON
Canada M5J 2Y1

T: +1 416 263 9200
F: +1 888 453 0330

INFORMATION ABOUT AND RIGHTS ATTACHING TO OLYMPUS CDIS

Olympus CDIs as consideration

Upon implementation of the Amalgamation, if Olympus is accepted for quotation on the Official List of ASX, Zedex shareholders will receive Olympus CDIs as consideration for the cancellation of the Zedex shares owned by them. If this does not occur, all Zedex shareholders will receive their interest in Olympus shares directly in the form of TSX-tradeable Olympus shares (and Olympus will make an application for such shares to be tradable on the TSX).

The issue of Olympus CDIs in accordance with the terms of the Amalgamation will facilitate trading on ASX and settlement of trades of Olympus shares in the form of CDIs.

Settlement of trading of quoted securities on the ASX market takes place on CHESS, which is ASX's electronic transfer and settlement system. CHESS allows for and requires the transfer and settlement of transactions in securities quoted on ASX to be effected electronically. No share or security certificates are issued in respect of shareholdings or security holdings which are quoted on ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers which occur on CHESS.

It is not presently possible for Olympus, which is subject to the laws of Canada, to facilitate Olympus shares being settled electronically in or held in CHESS. Hence, Olympus CDIs will be created and issued in accordance with the Amalgamation.

Overview of CDIs

CDIs are units of beneficial ownership in securities registered in the name of CHESS Depositary Nominees Pty Ltd, a wholly-owned subsidiary of ASX ("CDN"). The main difference between holding CDIs and holding securities is that the holder of CDIs has beneficial ownership of the underlying securities in Olympus instead of legal title. Legal title is held by CDN. The securities are registered in the name of CDN for the benefit of the CDI holders.

Zedex shareholders (other than those who exercise their Minority Buy-out Rights) will, subject to the terms of the Amalgamation, receive 1 Olympus CDI for every 2.4 Zedex shares held as at the Record Date.

Olympus CDI holders will have all the same economic benefits of holding the underlying Olympus shares. In particular, Olympus CDI holders will be able to transfer and settle transactions electronically on ASX in CHESS.

Olympus will operate a certified register of Olympus shares, an uncertified issuer sponsored subregister of Olympus CDIs and an uncertified CHESS subregister of Olympus CDIs. The certificated register will be the register of legal title and the two uncertificated Olympus CDI subregisters combined will make up the register of beneficial title (with the certificated register reflecting the record ownership by CDN of the Olympus shares underlying the Olympus CDIs recorded in the two uncertified Olympus CDI subregisters).

A CDI holder will receive a holding statement rather than a share certificate. The holding statement sets out the number of CDIs issued to (or subsequently transferred to or by) each holder. The holding statement will also advise the holder of the holder reference number of their holding. A holding statement will be provided to holders on a periodic basis if there is a change in their holding of CDIs.

Trading in Olympus CDIs

Following the listing of Olympus on ASX (if accepted for admission to the Official List of the ASX), Olympus CDIs will trade on ASX.

If Olympus CDI holders wish to trade the Olympus shares represented by their Olympus CDIs on the TSX, they can do so by first converting their Olympus CDIs to certificated Olympus shares (see below). Once the Olympus CDIs have been converted, the holder is able to trade its Olympus shares on the TSX.

Registration

The Olympus shares issued or transferred to CDN pursuant to the Amalgamation will be registered in Olympus' list of Olympus shareholders maintained in Canada and a branch register will be established in Australia.  The Canadian register will be kept by Computershare Investor Services Inc.  It is anticipated that the Australian register will be kept by Computershare Investor Services Pty Limited.

Olympus shares will be registered either on the Australian register or the Canadian register.  Olympus CDIs will be registered on the Australian register.  However, any holder of Olympus shares may transfer the registration of his or her Olympus shares or Olympus CDIs from the Australian register to the Canadian register, and vice versa, at any time by obtaining a form of request from the Australian or Canadian register.

Converting from an Olympus CDI to a certificated Olympus share

Olympus CDI holders may at any time convert their Olympus CDIs to certificated Olympus shares by contacting Olympus’ Australian share registry either:

•
directly in the case of Olympus CDIs on the issuer sponsored sub-register operated by Olympus. Holders will be provided by Olympus' Australian share registry with the applicable request form for completion and return; or

•
through their controlling participant (generally a stock broker) in the case of Olympus CDIs which are sponsored on the CHESS subregister. In this case the controlling participant will arrange for completion of the applicable request form.

In both cases, once Olympus' Australian share registry has received the applicable request form, advice will be given to Olympus' Canadian transfer agent and registrar in Canada for the Olympus shares to be registered in accordance with the instructions in the request form.

The Olympus shares will be transferred from CDN into the name of the holder and a Canadian registered certificate will be issued. This will cause the Olympus shares to be registered on the Canadian register and trading on ASX will no longer be possible.

It is expected that this process will take approximately 2 to 3 business days to complete following the initial conversion request being made, although no guarantee can be given about the time for conversion to take place. No trading of Olympus shares on the exchanges on which Olympus shares are listed can take place until the share register entries, referred to above, have been completed.

Similarly, Olympus shares can be transferred to CDN in exchange for the issue of Olympus CDIs.

It is likely that the transaction costs for Australian residents associated with trading Olympus shares on the TSX will be higher than the transaction costs associated with trading Olympus CDIs on the ASX. In addition, Olympus CDIs will be quoted and traded on ASX in Australian dollars while Olympus shares will be quoted and traded on the TSX in Canadian dollars.

Transfers of Olympus shares will be permitted unless any of the following conditions exists:

•	the proposed trade is a control distribution;

•	unusual efforts are made to prepare the market or create demand for the security;

•	extraordinary commission or consideration is paid in respect of the trade; or

•	the selling security holder is an officer or director of Olympus and such selling security holder has reasonable grounds to believe that Olympus is in default of securities legislation.

There are also certain formal requirements that must be adhered to and the registration of the transfer must not result in a contravention of or failure to observe the provisions of applicable law. The Olympus shares issued pursuant to the Amalgamation will not have a hold period on them.

Dividends, rights and other shareholder entitlements

Under the ASTC Settlement Rules, Olympus is required to treat holders of Olympus CDIs as if they are holders of the underlying Olympus shares. The ASTC Settlement Rules require that all economic benefits such as dividends, bonus issues, rights issues or similar corporate actions flow through to Olympus CDI holders as if they were the legal owners of the underlying shares.

Any cash dividends or distributions made in a currency other than Australian dollars will be converted and paid to Olympus CDI holders in Australian dollars by Olympus' Australian share registry, as agent for Olympus on direction from CDN.

Attendance at meetings – voting entitlements

Olympus CDI holders will receive notices of general meetings of Olympus shareholders. As CDI holders are not the legal owners of the underlying Olympus shares, CDN, which holds legal title to the Olympus shares underlying the Olympus CDIs, is entitled to vote at Olympus meetings at the instruction of the Olympus CDI holder. Alternatively, if an Olympus CDI holder wishes to attend and vote at shareholder meetings, they may notify CDN to appoint the holder (or a person nominated by the holder) as the holder's proxy for the purposes of attending and voting at an Olympus shareholder meeting.

Takeovers

The ASTC Settlement Rules prohibit CDN from accepting a takeover offer in respect of Olympus shares which it holds on behalf of an Olympus CDI holder unless the Olympus CDI holder directs CDN to accept the offer.

It is CDN's responsibility to ensure that the bidder processes such acceptances from the holders of Olympus CDIs.

Communication with Olympus CDI holders

Olympus' Australian share registry will have access to the registration details and holding balances of each Olympus CDI holding. This will enable Olympus to communicate with Olympus CDI holders when processing corporate actions, such as dividends, bonus issues and rights issues and when sending notices and announcements from Olympus, such as Olympus’ annual report.

Further Information

Further information in relation to CDIs and the matters referred to above may be obtained by calling Computershare Investor Services Pty Limited on +61 8 9323 2000 or any stockbroker.

ASX WAIVERS

Olympus will be applying for the following in principle waivers, confirmations and approvals from ASX.  There can be no guarantee that ASX will grant any or all of the waivers, confirmations or approvals.

(a)	confirmation that Olympus's structure and operations are appropriate for a listed entity for the purpose of Condition 1 of ASX Listing Rule 1.1;

(b)	confirmation that its Articles and By-laws are consistent with the ASX Listing Rules for the purpose of Condition 2 of ASX Listing Rule 1.1;

(c)	confirmation that the Amalgamation Proposal is a prospectus for the purpose of Condition 3 of ASX Listing Rule 1.1;

(d)
confirmation that Ernst & Young LLP’s compilation report contained in Annexure G on the pro forma condensed combined balance sheet is appropriate for ASX Listing Rule 1.3.5(c), or alternatively, that a waiver be provided;

(e)
waiver from ASX Listing Rules 4.2A and 4.2B, to the extent necessary to permit Olympus not to lodge an Appendix 4D – Half Year Report for each half year, on condition that Olympus lodges with ASX its second quarter Financial Statements and second quarter Management Discussion and Analysis ("MD&A") that Olympus is required to lodge with the Canadian securities regulatory authorities in accordance with its obligations under the TSX Company Manual, the Securities Act (Ontario), National Instrument 51-102 "Continuous Disclosure Obligations", and other relevant provincial securities acts and regulations ("Canadian Reporting Requirements"), as the same time as Olympus lodges those documents with those Canadian securities regulatory authorities;

(f)
waiver from ASX Listing Rules 4.3A and 4.3B to the extent necessary to permit Olympus not to lodge an Appendix 4E - Preliminary Final Report for each year on condition that Olympus lodges with ASX the annual Financial Statements and annual MD&A that Olympus is required to lodge with the Canadian securities regulatory authorities in accordance with the Canadian Reporting Requirements, at the same time that Olympus lodges those documents with those Canadian securities regulatory authorities;

(g)
waiver from ASX Listing Rule 5.1 to the extent necessary to permit Olympus not to lodge quarterly activity reports as required by the Listing Rules, on condition that Olympus lodges with ASX the quarterly Financial Statements and quarterly MD&A that Olympus is required to lodge with the Canadian securities regulatory authorities in accordance with the Canadian Reporting Requirements, at the same time that Olympus lodges those documents with those Canadian securities regulatory authorities;

(h)
waiver of Listing Rules 6.16, 6.19, 6.21, 6.22, 6.23.3 and 6.23.4 regarding the rights and obligations that apply to options to the extent necessary to permit Olympus to have and implement the terms in the existing Stock Option Plan ("Plan") and to issue options and have options on issue under the existing Plan which do not comply with those Listing Rules, provided that Olympus releases the Plan to the market as pre-quotation disclosure and undertakes to obtain from ASX approval for the implementation of any future employee or director option plans;

(i)
waiver of Listing Rules 10.11 and 10.14, to the extent necessary to permit stock and options to be acquired under the Plan by directors and their associates without shareholder approval on condition that certain disclosures are made in the prospectus and also that a summary of the Plan and the number of securities issued to directors and their associates under the Plan during that financial year is set out in a separate document provided with the annual report to all Olympus CDI holders;

(j)
waiver of Listing Rule 10.18 in respect of termination benefits under existing termination arrangements and also to the extent necessary to allow Olympus to upon a change of control to pay termination benefits to existing Olympus employees pursuant to the terms of Olympus's existing employment contracts; and

(k)
waiver of Listing Rule 15.12, on condition that Olympus undertakes not to acquire any classified assets in circumstances under which the Listing Rules would require the issue of restricted securities without the written consent of ASX.

ASIC CLASS ORDER 00/185

Olympus and Olympus NZ are relying on ASIC Class Order 00/185 in order to make their offer of Olympus shares to Zedex shareholders resident in Australia in connection with the Amalgamation.

EXPENSES OF THE AMALGAMATION

The expenses of Olympus in connection with the Amalgamation, including fees relating to advisers' roles in connection with the Amalgamation, are expected to amount to approximately USD1,200,000. The expenses of Zedex in connection with the Amalgamation, including fees relating to advisers' roles in connection with the Amalgamation, are expected to amount to approximately USD50,000.  Olympus NZ is not expected to incur any costs in connection with the Amalgamation as Olympus is meeting the costs of the Olympus Group in connection with the Amalgamation.

RFC Corporate Finance Limited will receive professional fees of approximately AUD$531,000 for corporate advisory services to Olympus in connection with the Amalgamation and the Amalgamation Proposal.  RFC Corporate Finance Limited have provided no other professional services to Olympus during the last two years.

Campbell MacPherson Limited will receive professional fees of approximately NZD$44,500 in connection with the Amalgamation Proposal including the provision of the Independent Appraisal Report to Zedex.  Campbell MacPherson Limited have not provided other professional services to Zedex during the last two years.

Stevens & Associates will receive professional fees of approximately NZD$30,000 in connection with the Amalgamation Proposal including the provision of specialist advice to Campbell MacPherson Limited to facilitate the completion of the Independent Appraisal Report for Zedex. Stevens & Associates have provided other professional services on an independent basis to Zedex during the last two years for which they received fees of approximately NZD$75,000.

Blair Franklin Capital Partners Inc. will receive professional fees of approximately CAD$120,000 for financial advisory services to the Independent Directors of Olympus in connection with the Amalgamation and the Amalgamation Proposal.  Blair Franklin Capital Partners Inc. have not provided other professional services to the Independent Directors of Olympus during the last two years.

Holland Beckett Lawyers will receive professional fees of approximately NZD$18,000 for providing services as legal adviser to Zedex as to New Zealand legal matters in connection with the Amalgamation and the Amalgamation Proposal.  Holland Becket Lawyers have not provided other professional services to Zedex during the last two years.

Claymore Partners Limited will receive professional fees of approximately NZD$130,000 for providing services as legal adviser to Olympus and Olympus NZ as to New Zealand legal matters in connection with the Amalgamation and the Amalgamation Proposal.  Claymore Partners Limited has not provided any other professional legal services to Olympus in the past two years.  However, Claymore Law, a predecessor firm to Claymore Partners Limited provided professional services to Olympus during the last two years for which it received fees totaling NZD$2,500.

Blakiston & Crabb will receive professional fees of approximately AUD$90,000 for providing services as legal adviser to Olympus and Olympus NZ as to Australian legal matters in connection with the Amalgamation Proposal.  Blakiston & Crabb have not provided any other professional legal services to Olympus in the past two years.

Gowling Lafleur Henderson LLP will receive professional fees of approximately CAD$75,000 for providing services as legal adviser to Olympus as to Canadian legal matters in connection with the Amalgamation and the Amalgamation Proposal.  Gowling Lafleur Henderson LLP have provided other professional services to Olympus during the last two years for which they received fees totaling approximately C$140,805.

Frasers will receive professional fees of approximately USD$20,000 for providing services as legal adviser to Olympus as to Vietnamese legal matters in connection with the Amalgamation Proposal.  Frasers have provided other professional services to Olympus during the last two years for which they received fees totaling approximately USD$50,000.

Ernst & Young LLP will receive professional fees of approximately CAD$370,000 for providing accounting services to Olympus and Olympus NZ in connection with the Amalgamation Proposal including the provision of the auditors' reports in Section 6 of this Amalgamation Proposal.  Ernst & Young LLP have provided other professional services to Olympus during the last two years for which they have received fees totaling CAD$502,375.

Computershare Investor Services Pty Limited has been appointed as Olympus' Share Registry in Australia and will be paid for these services on normal commercial terms.

CONSENTS

The following parties have given and have not, before lodgement of this Amalgamation Proposal, withdrawn their written consent to be named as follows in this Amalgamation Proposal and, where applicable, to the inclusion of the following information in this Amalgamation Proposal:

a)	RFC Corporate Finance Limited, as the Corporate and Financial Adviser to Olympus;

b)	Stevens & Associates, as a subcontractor to the Independent Adviser;

c)	Terra Mining Consultants, as a subcontractor to the Independent Adviser;

d)	Campbell MacPherson Limited, as the Independent Adviser to Zedex and to the inclusion of the summary of the Independent Appraisal Report in the form attached at Annexure H;

e)	Blair Franklin Capital Partners Inc., as the Financial Adviser to the Independent Directors of Olympus;

f)	Holland Beckett Lawyers, as the Legal Adviser to Zedex as to New Zealand legal matters;

g)	Claymore Partners Limited, as Legal Adviser to Olympus and Olympus NZ as to New Zealand legal matters;

h)	Blakiston & Crabb, as Legal Adviser to Olympus as to Australian legal matters;

i)	Gowling Lafleur Henderson LLP, as Legal Adviser to Olympus as to Canadian legal matters;

j)	Frasers, Legal Adviser to Olympus as to Vietnam legal matters;

k)	Ernst & Young LLP, as Auditors of Olympus and to the inclusion of the:

•	signed audit report of Ernst & Young LLP at Annexure G of this Amalgamation Proposal;

•	signed report of Ernst & Young LLP on the unaudited interim consolidated financial statements of Olympus at page 214 of this Amalgamation Proposal; and

•	signed report of Ernst & Young LLP on the compilation of the pro forma condensed combined balance sheet at page 244 of this Amalgamation Proposal;

l)	Computershare Investor Services Inc, as the Share Registrar of Olympus in Canada.

nor have they authorised or caused the issue of this Amalgamation Proposal or made any representation regarding, and to the extent permitted by law exclude any responsibility for, any statements in or omissions from any other part of this Amalgamation Proposal other than to being named in the form and context in which they are named.

Competent Person Statement

The information in this report that relates to Ore Reserve and Mineral Resource Estimates is based on information compiled and reviewed by Mr TRP (Rod) Jones (B.Sc. Geology, Leicester UK, 1966; FAusIMM) who is a full-time employee of Olympus and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" and as a Qualified Person as defined in Canadian National Instrument 43-101.  Mr Jones consents to the inclusion of this information in this report in the form and context in which it appears.

SIGNATURES REQUIRED UNDER THE SECURITIES ACT

This Amalgamation Proposal has been signed by each director of Olympus (or his agent authorised in writing), and by Zedex and each director of Zedex (or his agent authorised in writing) as promoters and by Olympus NZ and each director of Olympus NZ (or his agent authorised in writing) as promoters.

SIGNED by the Directors of OLYMPUS	)
PACIFIC MINERALS, INC.	)

/s/ Peter Tiedemann (as agent)		/s/ Peter Tiedemann (as agent)
David A Seton		Jon Morda

/s/ John A G Seton		/s/ Peter Tiedemann (as agent)
John A G Seton		Douglas Willock

SIGNED by OLYMPUS PACIFIC	)
MINERALS NZ LIMITED and its	)
Directors as Promoters:	)

/s/ Peter Tiedemann (as agent)		/s/ Peter Tiedemann
David A Seton (Director)		Peter Tiedemann (Director)

SIGNED by ZEDEX	)
MINERALS LIMITED	)
and its Directors as Promoters:

/s/ John A G Seton		/s/ John A G Seton (as agent)
John A G Seton		Paul F Seton

/s/ John A G Seton (as agent)		/s/ John A G Seton (as agent)
Alan J Eggers		Leslie G Robinson

10.	GLOSSARY

The following terms have the following meanings when used in this Amalgamation Proposal:

Amalgamated Group	The resultant company after the Amalgamation of Zedex and Olympus NZ has become Effective
Amalgamation	The amalgamation of Zedex and Olympus NZ under Part XIII of the Companies Act described in this Amalgamation Proposal
Amalgamation Implementation Agreement	The agreement entered into between Olympus, Olympus NZ and Zedex setting out the material terms of the Amalgamation, details of which are set out in section 7 of this Amalgamation Proposal
Amalgamation Proposal	This document which constitutes the prospectus and investment statement for Olympus shares to be issued as part of the Amalgamation and an amalgamation proposal for the purposes of the Companies Act
Articles and By-Laws	The articles of continuance and by-laws of Olympus
Artisanal mining
Mining at small-scale mines (and to a lesser extent quarries) that are labour intensive, with mechanisation being at a low level and basic.  Artisanal mining can encompass all small, medium, large, information, legal and illegal miners who use rudimentary processes to extract valuable rocks and mineral from ore bodies

ASIC	Australian Securities and Investment Commission
ASTC	ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532
ASTC Settlement Rules	The settlement rules of the ASTC as amended from time to time
ASX	ASX Limited ACN 008 624 691 and, where the context permits, the Australian Securities Exchange operated by ASX Limited
ASX Listing Rules	The Listing Rules of the ASX
AUD or A$	Australian Dollars
Board of Olympus	The board of directors of Olympus
Bogomin	Bong Mieu Gold Mining Company Limited
Bong Mieu Royalty	The 2% gross production royalty payable by Olympus to Zedex in connection with gold produced at Bong Mieu
Breccia	A rock in which angular fragments are surrounded by a mass of finer-grained material
Business Day	A day other than a Saturday or Sunday on which trading banks are generally open for business in Auckland, New Zealand, Sydney, Australia and Toronto, Canada

CAD or C$	Canadian Dollars
Canadian GAAP	The Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants
CBCA	Canada Business Corporations Act
CDI	CHESS Depositary Interest
CDN	CHESS Depositary Nominees Pty Limited ACN 071 346 506
CGT	Capital gains tax
CHESS	The Clearing House Electronic Sub-register System of share transfers operated by ASTC Covictory Investment Limited
CIL	Covictory Investment Limited
Companies Act	New Zealand Companies Act 1993
Corporations Act	Corporations Act 2001 (Cth) of Australia
DSUs	Deferred share units, being share units issued by Olympus to non-executive directors of Olympus which units are repurchased by Olympus for cash upon the resignation or retirement of directors
Effective Date	The date on which the Amalgamation takes effect. This date is intended to be 12 January 2010
Feasibility study
A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental, and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production

Form 43-101
Technical report, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer.  The Form 43-101F1 is prepared in accordance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects.  The Form 43-101 sets out specific requirements for the preparation and contents of a technical report

Grade	The metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock
Gold deposit	A mineral deposit mineralised with gold
Igneous	A primary type of rock formed by the cooling of molten material
IFRS	International Financial Reporting Standards
Independent Adviser	Campbell MacPherson Ltd
Independent Appraisal Report	The report prepared by the Independent Adviser for Zedex and its shareholders advising them as to whether the Amalgamation is fair to Zedex shareholders, a summary of which is included at Annexure H

Independent Directors of Olympus	Jon Morda and Doug Willock
Inferred mineral resource
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonable assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes

Intrusion	Intrusive-molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement
Issue Date	29 January 2010 (estimated date)
JORC	Australasian Joint Ore Reserves Committee
Mafic	Igneous rocks composed mostly of dark, iron and magnesium-rich materials
MIDECO	Mineral Development Joint Stock Company Limited
MINCO	Quang Nam Mineral Industry Corporation
Mineral resource
A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilised organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge.  Mineral Resources are subdivided in order of increasing geological confidence, into Inferred, Indicated and Measured categories

Minority Buy-out Rights	The rights which Zedex shareholders are entitled to exercise if they vote against the Amalgamation, as set out in detail in Annexure A
NI 43-101	Canadian Securities Administrator's National Instrument 43-101 Standards of Disclosure for Mineral Projects
Notice of Special Meeting	The Zedex Notice of Special Meeting included in the package of documents sent to Zedex shareholders with this Amalgamation Proposal
NVMC	New Vietnam Mining Corporation
NZ	New Zealand
NZD or NZ$	New Zealand Dollars
NZ GAAP	Generally accepted accounting practice in New Zealand as defined in section 3 of the Financial Reporting Act 1993
NZ IFRS	New Zealand equivalents to IFRS
NZSX	New Zealand Stock Exchange
Olympus	Olympus Pacific Minerals Inc., a company incorporated under the CBCA

Olympus CDIs	CDIs which are units of beneficial ownership in Olympus shares registered in the name of CDN
Olympus Exchange Option	An Olympus Option, Olympus Warrant or other form of convertible security to acquire one Olympus share
Olympus Group	Olympus and its subsidiary body corporates (as such term is defined in the CBCA)
Olympus NZ	Olympus Pacific Minerals NZ Limited (New Zealand company number 2338614)
Olympus Option	An option to acquire one fully paid Olympus share
Olympus warrant	A warrant to acquire one fully paid Olympus share
Olympus shares	Common shares in the capital stock of Olympus
Open pit	A mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth
Ore	A naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit, a determination of whether a mineral deposit contains ore is often made by a feasibility study
OTCBB	Over the Counter Bulletin Board, an off-market mechanism for trading securities
Pre-feasibility study
A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, where an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve

Parnell Cracroft Limited	A wholly owned subsidiary of Olympus incorporated in the British Virgin Islands
Probable reserve
The economically mineable part of an indicated and, in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

Production stage	All companies engaged in the exploitation of a mineral deposit (reserve)
Proven reserve
The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

PSGC	Phuoc Son Gold Company Limited
Qualified Person
An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licencee in good standing of a professional association

Record Date	The record date for determining the Zedex shareholders who will receive Olympus shares upon the Amalgamation becoming Effective, which date is estimated to be 5.00pm (AEST) 18 January 2010
Registrar	Computershare Investor Services Inc and, as the context permits, Computershare Investor Services Pty Limited
Registrar of Companies	The Registrar of Companies at Auckland, New Zealand
Reserve
That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination.  Reserves are customarily stated in terms of “ore” when dealing with metalliferous minerals such as gold or silver

Securities Act	The New Zealand Securities Act 1978
Securities Regulations	The New Zealand Securities Regulations 2009
Shaft	A vertical or inclined tunnel in an underground mine driven downward from the surface
Shear	A tabular zone of faulting, within which the rocks are crushed and flattened
Stratigraphic units	Sequences of bedded rocks in specific areas
Strike	The direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to the direction of dip
Thrust fault
A particular type of fault, or break in the fabric of the Earth’s crust with resulting movement of each side against the other, in which a lower stratigraphic position is pushed up and over another.  This is the result of compressional forces

Trenching	The surface excavation of a linear trench to expose mineralisation for sampling
TSX	Toronto Stock Exchange
TSX Listing Rules	The listing rules of the TSX
USD or US$	United States Dollars
VAT	Value added tax
Vein	A tabular body of rock typically of narrow thickness and mineralised occupying a fault, shear, fissure, or fracture
Voting / Proxy Form	The Zedex proxy and voting form for use at the Zedex Special Meeting included in the package of documents sent to Zedex shareholders with this Amalgamation Proposal

Zedex	Zedex Minerals Limited (New Zealand company number 944539 and ARBN 107 523 428)
Zedex Group	Zedex and its subsidiary undertakings
Zedex Options	An option to acquire one fully paid Zedex share
Zedex shares	Ordinary fully paid shares in the capital of Zedex
Zedex Special Meeting	The special meeting of Zedex shareholders to be held in Auckland at 10.00am on 17 December 2009 to consider and vote on the Amalgamation.
2004 JORC Code	Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004 edition

11.	DIRECTORY

Olympus
Olympus Directors: David A. Seton (Executive Chairman) Jon Morda John A. G. Seton Douglas Willock Olympus Corporate Secretary Louis Montpellier	Corporate and Financial Adviser to Olympus RFC Corporate Finance Limited Level 15, QV1 Building 250 St Georges Terrace Perth, WA, 6000, Australia T: +61 8 9480 2500 F: +61 8 9480 2511
Olympus NZ Directors: David A. Seton Peter Tiedemann
Financial Adviser to the Directors of Olympus not associated with Zedex
Blair Franklin Capital Partners Inc.
Commerce Court West, Suite 1905
199 Bay Street
P.O. Box 147,
Toronto, Ontario, M5L1E2, Canada
T: +1 416 368 1111
F: +1 415 368 3752

Olympus Registered Office and Principal Business Office
10 King Street East
Suite 500
Toronto, ON M5C 1C3
Canada
T:  +1 416 572 2525
F:  +1 416 572 4202
Email: info@olympuspacific.com
Website:  www.olympuspacific.com

Legal Adviser to Olympus and Olympus NZ (as to New Zealand legal matters):
Claymore Partners Ltd
Level 2, Claymore House, 63 Fort Street, Auckland 1010
PO Box 1382, Shortland Street, Auckland 1140
T:  +64 09 379 3163
F:  +64 09 379 3164

Olympus NZ Registered Office and Address for Service (and Olympus Registered Office and Address for Service in New Zealand) Level 11 57 Fort Street Auckland New Zealand
Legal Adviser to Olympus (as to Australian legal matters):
Blakiston & Crabb
1102 Hay Street, West Perth, WA 6005, Australia
PO Box 454, West Perth, WA 6872, Australia
T:  +61 8 9322 7644
F:  +61 8 9322 1506

Share Registrar - Canada Computershare Investor Services Inc 9th Floor 100 University Avenue Toronto, ON Canada M5J 2Y1 T: +1 416 263 9200 F: +1 888 453 0330
Legal Adviser to Olympus (as to Canadian legal matters)
Gowling Lafleur Henderson LLP
Suite 2300, Four Bentall Centre
PO Box 49112
Vancouver, British Columbia
Canada
T: +1 604 683 6498
F: +1 604 683 3558

Share Registrar - Australia Computershare Investor Services Pty Limited Level 2 45 St Georges Terrace Perth, WA, 6000, Australia T: +61 8 9323 2000 F: +61 8 9323 2033	Legal Adviser to Olympus (as to Vietnam legal matters) Frasers 11th Floor, Pacific Place 83B Ly Thuong Kiet Street Haan Kiem District T: +84 4 3946 1103 F: +84 4 3946 1114

Zedex
Zedex Directors: John A. G. Seton (Executive Chairman) Alan J. Eggers Paul F. Seton Leslie G. Robinson Zedex Corporate Secretary Sarah Jane Baxter	Zedex Independent Adviser: Campbell MacPherson Limited Level 14 36 Kitchener Street P.O. Box 329, Shortland Street, Auckland, New Zealand T: +64 09 377 1092 F: +64 09 377 1098
Zedex Registered Office and Address for Service: Level 2 63 Fort Street Auckland New Zealand
Legal Adviser to Zedex (as to New Zealand legal matters):
Holland Beckett Lawyers
525 Cameron Road, Tauranga 3110
Private Bag 11011, Tauranga Mail Centre, Tauranga 3143
T:  +64 07 578 2199
F:  +64 07 578 8055

Share Registrar - Australia Computershare Investor Services Pty Limited Level 2 45 St Georges Terrace Perth, WA, 6000, Australia T: +61 8 9323 2000 F: +61 8 9323 2033

ANNEXURE A:  MINORITY BUY-OUT RIGHTS

If the Amalgamation Proposal is accepted by Zedex shareholders, those shareholders who voted all their shares against the Amalgamation are entitled to require Zedex to purchase their shares.  This Minority Buy-out Right is enshrined in section 110 of the Companies Act.

NOTICE REQUIRING PURCHASE

Within 10 working days of the Zedex Special Meeting, Zedex shareholders intending to exercise Minority Buy-out Rights must give written notice to Zedex requiring it to purchase their shares.  Within 20 working days of receipt of the notice, the board of Zedex must either:

•	Agree to purchase the shares;
•	Arrange for some other person to purchase the shares; or
•	Arrange for the resolution to be rescinded or decide (in the appropriate manner) not to proceed with the Amalgamation,

and give written notice to the relevant Zedex shareholder informing them of the board’s decision.

If Minority Buy-out Rights are exercised, the board of Zedex intends to arrange for a third party to buy the relevant shares. If a suitable third party cannot be arranged Zedex (or, if the Amalgamation becomes Effective, Olympus NZ as the surviving entity) may have to buy back the shares itself.

PURCHASE OF SHARES BY ZEDEX

Within 5 working days of notifying the relevant Zedex shareholder(s) that Zedex will purchase the shares, the board of Zedex must nominate a fair and reasonable price for the shares to be acquired.  It must also give notice of this price to the relevant Zedex shareholder(s) and advise the shareholder of the methodology for the calculation of the price (the “Offer Notice”). The methodology for calculating the price is set out in section 111(2) of the Companies Act which provides as follows:

•	Firstly, the fair and reasonable value of the total Zedex shares in the relevant class are calculated to ascertain the total class value;
•	Secondly, the class value is to be adjusted to exclude any fluctuation that has occurred due to, or in expectation of, the Amalgamation; and
•	Thirdly, a portion of the adjusted class value is to be allocated to the relevant shareholder in proportion to their holding of shares in the relevant class.

Zedex may adopt a different methodology from that outlined above if using the methodology above would clearly be unfair to either the relevant shareholder or Zedex.

You should note that the price set will not include the potential impact of the Amalgamation and may be lower than the current market price of Zedex shares.

A shareholder who considers that the price is not fair or reasonable must immediately (and not less than 10 working days after the date of the Offer Notice) give notice of its objections to Zedex. If a shareholder fails to give written notice to Zedex objecting to the price within 10 working days of the Offer Notice it will be deemed to have accepted the price stated in the Offer Notice.

OBJECTION TO PRICE

If, within 10 working days of the Offer Notice (“the Acceptance Period”), no objection to the price has been received by Zedex, Zedex must purchase the shares at the price stated in the Offer Notice. The shares must be purchased within 10 working days of:

•	The date on which the board’s offer is accepted by the relevant shareholder; or
•	The expiry of the Acceptance Period (if the shareholder is deemed to have accepted the offer by virtue of failing to object to the price set out in the Offer Notice within the Acceptance Period).

If, within 10 working days of the date of the Offer Notice, an objection to the price has been received by Zedex:

•	The following matters must be submitted to arbitration:
-	The fair and reasonable price for the shares; and
-	The remedies available to the relevant Zedex shareholder or Zedex in respect of any price for the shares that differs from the price set out in the Offer Notice; and
•	Zedex must, within 5 working days of receiving the objection, pay to the shareholder a provisional price equal to the price set out in the Offer Notice.

The arbitration is to be conducted in accordance with the New Zealand Arbitration Act 1996.  The arbitrator must expeditiously determine a fair and reasonable price for the shares to be purchased.  If the price determined by the arbitrator exceeds the provisional price paid by Zedex, Zedex must pay the balance owing to the shareholder.  If the price determined is less than the provisional price paid by Zedex, the shareholder concerned must pay the excess to Zedex.  Except in exceptional circumstances, the arbitrator must award interest on any balance owing or excess to be paid by Zedex to the shareholder, or vice versa. If a balance is determined as being owing by Zedex to the shareholder the arbitrator may award the shareholder, in addition to or instead of an award of interest, damages for loss attributable to the shortfall in the initial payment.

Any amount owing by Zedex to the shareholder or by the shareholder to Zedex, as determined by the arbitrator, must be paid within 10 days of the arbitrator’s determination.

PURCHASE OF SHARES BY THIRD PERSON

If the board of Zedex arranges for a third person to purchase the shares, the process set out in the preceding paragraphs (with necessary modifications) applies.

In addition, Zedex must indemnify the shareholder in respect of any losses suffered by reason of the failure by the person who has agreed to purchase the shares to purchase them at the price nominated or fixed by arbitration.

COURT MAY GRANT AN EXEMPTION

The board of Zedex could alternatively apply to the court for an order exempting Zedex from the obligation to purchase shares on the grounds that:

•	The purchase would be disproportionately damaging to Zedex;
•	Zedex could not be reasonably required to finance the purchase;
•	It would not be just and equitable to require Zedex to purchase the shares.

Once the board has decided which of the options above will be taken, it must give written notice informing the relevant shareholders.

If the court agrees to exempt Zedex from the obligation to purchase the shares, it may make an order:

•	Setting aside the resolution of shareholders approving the Amalgamation;
•	Directing Zedex to take or refrain from taking any action specified in the order;
•	Requiring Zedex to pay compensation to the shareholders affected;
•	That Zedex be put into liquidation.

The Court may also make an order suspending the obligation to purchase the shares or exempting Zedex from the obligation to purchase the shares, if it is satisfied that Zedex:

•	Would fail to satisfy the solvency test if it purchased the shares;
•	Has made reasonable efforts to arrange for the shares to be purchased by another person.

OLYMPUS NZ

Upon the Amalgamation becoming Effective Olympus NZ, as the surviving entity, will assume any outstanding obligations of Zedex in connection with the above Minority Buy-out Rights procedure.

ANNEXURE B:  AMALGAMATION PROPOSAL

This document sets out the terms of a proposal (“Amalgamation Proposal”) under Part XIII of the Companies Act 1993 to amalgamate Zedex Minerals Limited (“Zedex”) and Olympus Pacific Minerals NZ Limited (“Olympus NZ”) (an indirect wholly-owned subsidiary of Olympus Pacific Minerals Inc (“Olympus”)).  It contains all the details required by section 220(1) of the Companies Act 1993 and contains or refers to certain other information required to be sent to Zedex shareholders under section 221(3) of the Companies Act.

The Amalgamation Proposal as set out below will be filed with the Registrar of Companies together with the resolutions and certificates required by the Companies Act.

Capitalised terms in this document bear the same meaning set out in the Glossary of the full Amalgamation Proposal document (which comprises an investment statement and prospectus for the purposes of the New Zealand Securities Act 1978 and a prospectus for the purposes of the Corporations Act).

AMALGAMATION DATE

The Amalgamation Proposal is intended to take effect on 12 January 2010.  For the purposes of this Amalgamation Proposal, the Effective Date will be 12 January 2010 or such later date as all necessary documents are filed with the Registrar of Companies and an amalgamation certificate is issued.

AMALGAMATION PROPOSAL

Zedex and Olympus NZ will amalgamate and Olympus NZ will continue as the surviving legal entity, with the same name.

As part of the Amalgamation, Zedex shareholders (other than those who exercise their Minority Buy-out Rights) will receive 1 Olympus share (identical to the existing shares in Olympus) for every 2.4 Zedex shares they hold on the Record Date.  When calculating the number of Olympus shares each Zedex shareholder is entitled to, fractional entitlements will be ignored.  If Olympus is admitted to the Official List of the ASX Zedex shareholders will receive OIympus CDIs in lieu of Olympus shares.

Zedex has a total of 10,550,000 options on issue whereby Zedex option holders can subscribe for Zedex shares.  Each of the Zedex option holders has agreed with Olympus NZ and Olympus that on the Effective Date they will exchange their Zedex Options for options to subscribe for Olympus shares.  The Olympus Exchange Options to be issued to the Zedex option holders will have similar terms to the Zedex Options already on issue except that:

•	each Zedex option holder will receive one Olympus Option for every 2.4 Zedex Options currently held; and
•
the exercise price of the Olympus Exchange Options will be 240% of the exercise price of the current Zedex Options and will be converted from AUD to CAD at the exchange rate prevailing on the Effective Date.

Otherwise, the Amalgamation Proposal does not involve the making of any payment to a shareholder or director of Olympus NZ or Zedex.

AMALGAMATED COMPANY DETAILS

The registered office and address for service of Olympus NZ is Level 11, 57 Fort Street, Auckland, New Zealand.

The directors of Olympus NZ are:

•	David A. Seton of 8 Cracroft Street, Parnell, Auckland, New Zealand; and
•	Peter Tiedemann of 63 Red Hills Road, Massey, Waitakere City, Auckland, New Zealand.

It is not proposed that there will be a change in the directors of Olympus NZ as a result of the Amalgamation.

PROPOSED SHARE STRUCTURE

As Zedex shareholders will receive shares in Olympus (rather than in Olympus NZ) as part of the Amalgamation, the share structure of Olympus NZ will remain unchanged upon completion of the Amalgamation. Olympus NZ will continue to have 100 ordinary shares in issue all of which will be held by Parnell Cracroft Limited, a wholly owned subsidiary of Olympus.  The rights, privileges, limitations and conditions attached to the shares in Olympus NZ are as set out in section 36 of the Companies Act.

Upon the Amalgamation taking effect Zedex shareholders will, in aggregate (subject to rounding down for fractional entitlements and assuming no Zedex shareholders exercise their Minority Buy-out Rights), receive 119,778,322 Olympus shares.  This will result in Olympus having 303,308,810 shares on issue on the Issue Date, 39.4% of which will be shares received by Zedex shareholders as a result of the Amalgamation, subject to Olympus not issuing any additional shares (other than pursuant to the Amalgamation) before the Issue Date.

ARRANGEMENTS TO COMPLETE AMALGAMATION

The arrangements necessary to complete the Amalgamation and to provide for the subsequent management and operation of Olympus NZ are approval by the shareholders of Zedex and Olympus NZ of this Amalgamation Proposal in accordance with Part XIII of the Companies Act 1993 and completion of the other procedures referred to in Part XIII.

In addition, the following conditions must be satisfied or waived:

(a)
All regulatory approvals having been obtained, and not having been withdrawn or ceasing to be applicable in form and substance reasonably satisfactory to the board of directors of each of Zedex and Olympus;

(b)	No Prescribed Occurrence having occurred prior to the Effective Date (unless such Prescribed Occurrence has been expressly waived in writing by Zedex and Olympus). A “Prescribed Occurrence” includes:

(i)
Any member of the Zedex Group or the Olympus Group issuing shares, securities, options, or other instruments convertible into debt or equity securities, or granting an option over its shares, or resolving or agreeing to make such an issue or grant such an option, subject, in each case, to certain limited exceptions, including an exception entitling Olympus to issue up to CAD$20 million of new Olympus shares at an issue price of not less than CAD0.25 per share and including an exception for the issue of Olympus shares in connection with the Amalgamation;

(ii)	Zedex or Olympus determining, declaring, paying, or distributing any dividend, bonus, or other share of its profits or assets or returning or agreeing to return any capital to its shareholders;

(iii)	Zedex or Olympus making any change or amendment to its constitution unless it is required to do so to comply with the listing rules of any relevant exchange or the terms of any of its securities;

(iv)
Any member of the Zedex Group or the Olympus Group acquiring or disposing of any securities, business, asset, interest in a joint venture, entity or undertaking, the value of which exceeds NZD$500,000;

(v)
Any member of the Zedex Group or the Olympus Group making a new, renewing, or varying any, material contractual or other commitment (including any undertaking to a government agency), or waiving any material contractual right, in each case that is not in the ordinary course of business;

(vi)	Any member of the Zedex Group or the Olympus Group creating, or agreeing to create, any mortgage, charge, lien, or other encumbrance over the whole, or a substantial part, of its business or property;

(vii)	An Insolvency Event (as defined in the Amalgamation Implementation Agreement) occurring in relation to any member of the Zedex Group or the Olympus Group;

(viii)
The occurrence of any Material Adverse Change (as defined in the Amalgamation Implementation Agreement) of the Olympus Group or the Zedex Group, and no event occurring which gives or may give rise to such a Material Adverse Change;

(ix)	Proceedings notified, threatened or commenced against the Zedex Group or the Olympus Group, involving a claim or claims together totaling in excess of NZD$500,000;

(c)
Each holder of Zedex Options, Olympus and Zedex entering into an agreement (in a form satisfactory to Olympus and Zedex) recording the exchange of the 10,550,000 existing Zedex Options for Olympus Exchange Options and the Zedex shareholders approving the cancellation of the Zedex Options at the Zedex Special Meeting by ordinary resolution;

(d)
The Independent Directors of Olympus undertaking a high level due diligence investigation on Zedex and its assets, liabilities, business and operations and being satisfied that such investigation does not reveal any material adverse matters;

(e)
Each joint venture partner of the Zedex Group and each other party to a material contractual arrangement waiving, in a form acceptable to Olympus, any rights it may have under the relevant agreement entered into with the Zedex Group which arise (or will arise) as a result of the Amalgamation; and

(f)	The Amalgamation Implementation Agreement not having been terminated in accordance with its terms, including by reason of:

(i)	unremedied breach of the terms of the Amalgamation Implementation Agreement by any of the parties;

(ii)	any court or government agency taking action permanently restraining or otherwise permanently prohibiting the Amalgamation; or

(iii)
the Amalgamation Proposal sent to Zedex shareholders breaching the Securities Act or other applicable regulations, or such breach being likely to occur if the Amalgamation proceeded, and such breach or issue is not able to be rectified before the Effective Date.

Mr Leslie Robinson, a current director of Zedex, will be appointed as a director of Olympus upon the Amalgamation becoming Effective.

OTHER STATUTORY INFORMATION

Certificates of Directors

The Companies Act 1993 requires the directors of Zedex and Olympus NZ to take certain steps before the Amalgamation can be implemented.  These include the completion of certificates by the directors of each of Zedex and Olympus NZ who voted in favour of the relevant board resolution to the effect that:

(a)	In their opinion the Amalgamation is in the best interests of the company of which they are a director; and

(b)	They are satisfied on reasonable grounds that the amalgamated company (Olympus NZ) will, immediately after the Effective Date, satisfy the solvency test set out in section 4 of the Companies Act 1993.

Copies of these certificates are attached to this Amalgamation Proposal.

As John Seton is a director of both Zedex and Olympus he abstained from voting at the Zedex board meeting convened to approve the Amalgamation.

Constitution of Amalgamated Company (Olympus NZ)

A summary of the principal provisions of the constitution of Olympus NZ is set out below.  A copy of Olympus NZ’s constitution will be made available to any Zedex shareholder who requests it.  A copy of the constitution of Olympus NZ may be obtained free of charge on written request to Olympus NZ at Level 11, 57 Fort Street, Auckland. Alternatively, a copy can be viewed online at the Companies Office website www.companies.govt.nz.

Issue of Shares and Other Securities

The board of Olympus NZ may issue shares, securities that are convertible into or exchangeable for shares, or options to acquire shares, to any person in any number the board thinks fit.

Directors

The minimum number of directors of Olympus NZ is one and the maximum number that may be appointed is ten.  Parnell Cracroft Limited, as the sole shareholder may by notice to Olympus NZ appoint or remove any director.

Best Interests of Holding Company

Any director of Olympus NZ may, when exercising or performing duties as a director, act in a manner which he or she believes is in the best interests of Olympus NZ’s holding company, even through it may not be in the best interests of Olympus NZ.

Statement of Shareholder Rights

For the Amalgamation to be implemented, the Amalgamation Proposal must be approved by a special resolution of Zedex shareholders.  For that resolution to be passed, a majority of 75% or more of the votes cast on the resolution must be cast in favour of the resolution.

Shareholders may vote by attending the meeting in person or by appointing a proxy or, in the case of a corporate shareholder, a representative.

Section 110 of the Companies Act 1993 may confer Minority Buy-out Rights on shareholders who vote against the special resolution to approve the Amalgamation Proposal if the special resolution of Zedex shareholders approving the Amalgamation Proposal is passed.

Full details of the procedure for exercising Minority Buy-out Rights are set out in Annexure A of the full Amalgamation Proposal document.

Material Interests of Directors

Olympus NZ Directors’ Interests

Details of the shares and options in Zedex in which the directors of Olympus NZ have an interest are set out below:

David A Seton	The Huia 3 Trust, being a trust in which David Seton has a relevant interest, holds 3,515,579 Zedex shares in aggregate

Peter Tiedemann	Peter Tiedemann holds 500,000 Zedex Options in his own name which options are exercisable on or before 30 April 2012 at AUD0.25 each.

Those Olympus NZ directors who hold Zedex shares or options will, if the Amalgamation is implemented:

(a)	receive payments in respect of the Zedex shares in accordance with the Amalgamation Proposal; and

(b)
receive Olympus Exchange Options in exchange for the cancellation of their Zedex Options. The number of Olympus Exchange Options issued to such directors, and the exercise price of such options, will be adjusted to ensure that such options are comparable to the Zedex Options which are to be cancelled.

Details of the shares, options and warrants in Olympus in which the directors of Olympus NZ have an interest are set out below:

David A Seton
David Seton holds 16,253,440 Olympus Options (comprised of 1,000,000 exercisable on or before 31 August 2010 at CAD0.32, 1,000,000 exercisable on or before 29 September 2010 at CAD0.32, 3,000,000 exercisable on or before 5 March 2012 at CAD0.75, 1,809,000 exercisable on or before 1 January 2013 at CAD0.40 and 9,444,440 exercisable on or before 2 January 2014 at 0.12).

Peter Tiedemann
Peter Tiedemann holds 3,748,220 Olympus Options (comprised of 100,000 exercisable on or before 18 July 2011 at CAD0.51, 1,000,000 exercisable on or before 5 March 2012 at CAD0.65, 426,000 exercisable on or before 1 January 2013 at CAD0.40 and 2,222,220 exercisable on or before 2 January 2014 at 0.12).

The B Tree and Oak Tree Trusts, being trusts of which Peter Tiedemann is a trustee, hold 30,000 Olympus shares.

Zedex Directors’ Interests

Details of the shares and options in Zedex in which the directors of Zedex have an interest are set out below:

John A. G. Seton
The Abergeldie Trust, a trust of which John Seton is a discretionary beneficiary, holds 12,151,499 Zedex shares and 1,500,000 Zedex Options, which options are exercisable on or before 15 June 2012 at AUD0.25 each.

John Seton is a joint holder of 1,715,553 Zedex shares as a trustee of the Ngatapa Trust, but has no beneficial interest in these shares.

John Seton is a joint holder of 46,000 Zedex shares as a trustee of the Rongopai Trust, but has no beneficial interest in these shares.

Alan J. Eggers
The Alan J Eggers Superannuation Fund and the Susan J Campbell Superannuation Fund hold 2,618,460 Zedex shares in aggregate. Alan Eggers has an interest in the Alan J Eggers Superannuation Fund and as a trustee is an associate of the Susan J Campbell Superannuation Fund.

Alan Eggers holds 400,000 Zedex Options which options are exercisable on or before 30 April 2012 at AUD0.38 each.

Paul F. Seton	Avora Limited, as trustee of the Lloyd Beaumont Trust, a trust of which Paul Seton is a discretionary beneficiary, holds 8,062,566 Zedex shares.

Paul Seton holds 307,723 Zedex shares jointly with Vivienne Seton.

One of Paul Seton’s dependents holds 5,550 Zedex shares.

Paul Seton holds 2,750,000 Zedex options, which options are exercisable on or before 15 June 2012 at AUD0.25 each.

Leslie G. Robinson	Leslie Robinson holds 5,332,813 Zedex shares in his own name.

Leslie Robinson holds 400,000 Zedex Options which options are exercisable on or before 30 April 2012 at AUD0.38 each.

Those Zedex directors who hold Zedex shares or options will, if the Amalgamation is implemented:

(a)	receive payments in respect of the Zedex shares in accordance with the Amalgamation Proposal; and

(b)
receive Olympus Exchange Options in exchange for the cancellation of their Zedex Options. The number of Olympus Exchange Options issued to such directors, and the exercise price of such options, will be adjusted to ensure that such options are comparable to the Zedex Options which are to be cancelled.

Details of the shares, options and warrants in Olympus in which the directors of Zedex have an interest are set out below:

John A. G. Seton	John Seton holds 237,357 DSUs in Olympus.

Alan J. Eggers	Nil

Paul F. Seton	Nil

Leslie G. Robinson	Les Robinson holds 100,000 shares in Olympus in his own name.

There are no retirement allowances payable to any of the Zedex directors.

No Other Material Interests

None of the directors of Zedex or Olympus NZ has any other material interest (in that capacity or otherwise) in the Amalgamation Proposal.

ZEDEX MINERALS LIMITED

Directors’ Certificate relating to the Amalgamation Proposal

(Section 221(2) of the Companies Act 1993)

INTRODUCTION

It is proposed that Zedex Minerals Limited (the “Company”) and Olympus Pacific Minerals NZ Limited  (“Olympus NZ”) Amalgamate under Part XIII of the Companies Act 1993 (“the Amalgamation”).  Olympus NZ will continue as the surviving legal entity.  The directors have considered the final draft of the Amalgamation Proposal to be sent to Zedex shareholders in relation to the Amalgamation, including the proposed terms of the Amalgamation.

On or about the date of this certificate the board of directors of the Company resolved:

•	That in their opinion the amalgamation of the Company with Olympus NZ is in the best interests of the Company; and
•
That the board is satisfied on reasonable grounds that Olympus NZ (which is to continue as the surviving legal entity) will, immediately after the Amalgamation becomes effective, satisfy the solvency test (as defined in section 4 of the Companies Act 1993).

The directors voting in favour of the resolutions were those directors signing this certificate.

CERTIFICATE

We, being all of the directors of the Company who voted in favour of resolutions approving the Amalgamation certify that, in our opinion:

(a)	The Amalgamation is in the best interests of the Company;

(b)
We are satisfied on reasonable grounds that Olympus NZ, the amalgamated company, will immediately after the Amalgamation becomes effective, satisfy the solvency test set out in section 4(3) of the Companies Act 1993, as:

(i)	Olympus NZ will be able to pay its debts as they become due in the normal course of business; and

(ii)	The value of Olympus NZ’s assets will be greater than the value of its liabilities, including contingent liabilities.

The grounds on which we have formed those opinions are set out below:

Amalgamation in the Best Interests of the Company

We, being all the directors of the Company who have voted in favour of a resolution under section 221(1) of the Companies Act 1993, have formed the opinion that the Amalgamation is in the best interests of the Company on the following grounds:

(a)
We have had regard to our knowledge of the Company and the outcome of our commercial, legal, and accounting due diligence on Olympus NZ and Olympus Pacific Minerals Inc (“Olympus”), and the advice of the Company’s employees and financial, legal, and accounting advisers;

(b)	We consider that the potential benefits of the Amalgamation outweigh the risks, as described in the Amalgamation Proposal;

(c)
As a result of the Amalgamation the business of the Company will become part of the larger Olympus Group and the Company’s shareholders (through the Olympus shares to be received by them as part of the Amalgamation) will be able to participate in the Olympus Group;

(d)	The Company has a range of businesses that are complementary to Olympus’ businesses;

(e)	Within the larger Olympus Group there will be enhanced opportunities to bring one or more of the Company’s exploration properties into production.

Olympus NZ Satisfying the Solvency Test set out in Section 4(3) of the Companies Act 1993

We, being all the directors of the Company who have voted in favour of a resolution under section 221(1) of the Companies Act 1993, are satisfied on reasonable grounds that Olympus NZ, the amalgamated company, will immediately after the Amalgamation becomes effective, satisfy the solvency test set out in Section 4(3) of the Companies Act 1993.  We have formed that opinion having regard to:

(a)	The audited consolidated financial statements of the Company for the year ended 31 March 2009 that comply with the Financial Reporting Act 1993;

(b)	The audited consolidated financial statements of Olympus set out in Annexure E of the Amalgamation Proposal;

(c)
All other circumstances of which we are aware and which would affect or may affect the value of Olympus NZ’s assets and the value of its liabilities, including contingent liabilities, in particular we:

(i)
Believe that since the date of the Company’s audited consolidated financial statements referred to above, no events have occurred which have had a material adverse effect on the ability of the Company to pay its debts as the become due in the normal course of business or the value of its assets and liabilities;

(ii)	Have noted that Olympus NZ has not commenced any business prior to the Amalgamation and that on the Amalgamation becoming effective will succeed to the assets and liabilities of the Company.

DATED	12 November	2009

Signed by the directors who voted in favour of the resolutions.

/s/ Leslie G Robinson	/s/ Paul F Seton
Leslie G Robinson	Paul F Seton

/s/ Alan J Eggers
Alan J Eggers

OLYMPUS PACIFIC MINERALS NZ LIMITED

Directors’ Certificate relating to the Amalgamation Proposal

(Section 221(2) of the Companies Act 1993)

INTRODUCTION

It is proposed that Zedex Minerals Limited (“Zedex”)  and Olympus Pacific Minerals NZ Limited (“the Company”) amalgamate under Part XIII of the Companies Act 1993 (“the Amalgamation”).  The Company will continue as the surviving legal entity.

On or about the date of this certificate the board of directors of the Company resolved:

•	That in their opinion the amalgamation of the Company with Zedex is in the best interests of the Company; and
•
That the board is satisfied on reasonable grounds that the Company (which is to continue as the surviving legal entity) will, immediately after the Amalgamation becomes effective, satisfy the solvency test (as defined in section 4 of the Companies Act 1993).

The directors voting in favour of the resolutions were those directors signing this certificate.

CERTIFICATE

We, being all of the directors of the Company who voted in favour of resolutions approving the Amalgamation certify that, in our opinion:

(a)	The Amalgamation is in the best interests of the Company;

(b)
We are satisfied on reasonable grounds that the Company, being the amalgamated company, will immediately after the Amalgamation becomes effective, satisfy the solvency test set out in section 4(3) of the Companies Act 1993, as:

(i)	The Company will be able to pay its debts as they become due in the normal course of business; and

(ii)	The value of the Company’s assets will be greater than the value of its liabilities, including contingent liabilities

The grounds on which we have formed those opinions are set out below:

Amalgamation in the Best Interests of the Company

We, being all the directors of the Company who have voted in favour of a resolution under section 221(1) of the Companies Act 1993, have formed the opinion that the Amalgamation is in the best interests of the Company on the following grounds:

(a)	The Company is a wholly-owned indirect subsidiary of Olympus Pacific Minerals Inc and was incorporated specifically for the purposes of the Amalgamation;

(b)
The Company has not traded prior to the Amalgamation and as a result of the Amalgamation will gain substantial mining exploration interests in Australia, Malaysia and Vietnam which will provide a platform for future growth.

The Company Satisfying the Solvency Test set out in Section 4(3) of the Companies Act 1993

We, being all the directors of the Company who have voted in favour of a resolution under section 221(1) of the Companies Act 1993, are satisfied on reasonable grounds that the Company, being the amalgamated company, will immediately after the Amalgamation becomes effective, satisfy the solvency test set out in Section 4(3) of the Companies Act 1993.  We have formed that opinion having regard to:

(a)	The audited financial statements of Zedex for the year ended 31 March 2009;

(b)
All other circumstances of which we are aware and which would affect or may affect the value of the Company’s assets and the value of its liabilities, including contingent liabilities, in particular the directors of the Company:

(i)
Have noted in the certificate provided by the directors of Zedex where those directors state that they believe that since the date of Zedex‘s audited consolidated financial statements referred to at (a) above, no events have occurred which have had a material adverse effect on the ability of Zedex to pay its debts as they become due in the normal course of business or the value of its assets and liabilities;

(ii)	Have noted that the Company has not commenced any business prior to the Amalgamation and that on the Amalgamation becoming effective will succeed to the assets and liabilities of Zedex.

DATED 12 NOVEMBER	2009

Signed by the directors who voted in favour of the resolutions.

/s/ David A. Seton	/s/ Peter Tiedemann
David A. Seton	Peter Tiedemann

ANNEXURE C:  SUMMARY OF CERTAIN ASPECTS OF CANADIAN CORPORATE AND SECURITIES LAW

This synopsis does not purport to be a complete statement of all matters of Canadian company law or a comparison of provisions that may differ from the laws of other jurisdictions with which interested parties may be more familiar.  The matters described herein are subject to strict observance with the requirements of Canadian law, the relevant company's articles of incorporation and its by-laws.

The company law of Canada is essentially embodied in the provisions of the relevant federal or provincial corporate statutes pursuant to which companies are incorporated. In the case of Olympus, these provisions are found in the CBCA.  For the purpose of this synopsis, unless otherwise specified, any reference made to a corporation or company means a corporation or company incorporated under the CBCA.

Canada is a common law jurisdiction, and as such, Canadian common law constitutes binding precedent and authority and the common law of England and Wales constitutes persuasive precedent and authority in Canadian courts.  Ultimate appeal of judgments of Canadian courts is to the Supreme Court of Canada.

INCORPORATION

Canada has a federal structure and as such there are 14 jurisdictions in Canada which include the federal jurisdiction and 13 provincial and territorial jurisdictions.  Powers of incorporation lie both at the federal and provincial/territorial level.  The CBCA is a statute enacted and administered by the federal Parliament.  Each province and territory has its own corporate statute pursuant to which companies may be incorporated, and has exclusive jurisdiction over the incorporation of companies having provincial objects.

The majority of companies incorporated in Canada are incorporated by way of signing and filing articles of incorporation pursuant to the CBCA or provincial corporate statutes (in some jurisdictions others may be incorporated by letters patent or memoranda of association).  A small number of companies may be incorporated by special acts, federal or provincial.

Canadian companies incorporated under the CBCA have the capacity and, subject to the CBCA, the rights, powers and privileges of a natural person and may, subject to the licensing requirements of each province, carry on business, without diminution of that capacity and power by a provincial legislature, in each province and territory throughout Canada.  A CBCA corporation also has the capacity to carry on its business, conduct its affairs and exercise its powers in any jurisdiction outside Canada to the extent that the laws of such jurisdiction permit.

CONSTITUENT DOCUMENTS

Articles of Incorporation

Incorporation is a matter of right pursuant to the CBCA and, as such, on the filing and receipt of duplicate endorsed articles of incorporation, a company will be brought into existence.  The business activities of a CBCA corporation are governed by these articles of incorporation, which may, but are not required to, set out restrictions on business the corporation may carry on or on powers the corporation may exercise.  A corporation cannot carry on any business or exercise any power from which it is restricted by its articles of incorporation, nor may a corporation exercise any of its powers in a manner contrary to its articles.

By-Laws

The by-laws of a corporation are general regulations that, together with the provisions of the CBCA, constitute the rules that regulate the manner in which the business and affairs of a corporation are conducted.  The company's by-laws must first be enacted by the directors and are effective from the date the by-laws are passed by the directors.  However, to remain in effect, a by-law must be sanctioned by the shareholders of the corporation at their next meeting.  It is not necessary for a by-law to be passed in order to confer any particular power on a corporation or its directors.  By-laws may contain not only general by-law matters but virtually any matter of importance to a corporation.

The shareholders and creditors of a corporation and their representatives are entitled to examine copies of the articles of incorporation and the by-laws, and any amendments thereto, during the usual business hours of the corporation and may take extracts of these records.  A shareholder is entitled, on request, to a copy of the articles and by-laws and may take extracts without charge. If the corporation is a distributing corporation as defined in the CBCA (i.e. generally speaking, a corporation offering its securities to the public), any other person may do the same upon payment of a reasonable fee.  Articles are public documents and available to any person from the public file.

Amendment of Articles and By-Laws

The articles of incorporation of a company may be amended by passing a "special resolution", being a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of such resolution in person or by proxy at a meeting of shareholders or signed by all the shareholders entitled to vote on such resolution.  Unless the articles of incorporation or by-laws otherwise provide, the directors of the corporation may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation.  A by-law or an amendment or repeal of a by-law is effective as soon as a directors' resolution is passed at a meeting or signed by all the directors.  A by-law made, amended or repealed by the directors must be submitted by the directors to the shareholders at the next meeting of shareholders for their approval, and the shareholders may, by resolution passed by a majority of the votes cast by the shareholders who voted in respect of that resolution, confirm, reject or amend the amendment or repeal.  An amendment or repeal of a by-law is effective from the date of the resolution of the directors until it is confirmed.  If the amendment or repeal is rejected by the shareholders, the amendment or repeal ceases to be effective.

PROSPECTUS ISSUES AND PUBLIC OFFERINGS

There is no federal securities legislation in Canada.  The issuance of shares and other securities by way of public offering in Canada is solely a matter regulated at the provincial/territorial level by securities legislation administered by the relevant provincial or territorial securities commission.  Such securities commissions have the authority, under the applicable legislation, to regulate the issuance and trading/distribution of shares and other securities as well as securities markets and market participants.

Generally speaking, a company wishing to issue freely transferable securities by way of public offer in Canada must prepare a prospectus unless an exemption from prospectus and registration requirements under securities legislation can be obtained.  If a company files a prospectus for the purpose of offering its securities to the public, such prospectus must satisfy the detailed content requirements prescribed by relevant securities legislation in the provinces and territories where the issuer intends to issue securities and offers of interest are solicited.

Companies whose securities are distributed by way of a prospectus offering are or become "reporting issuers" under securities legislation, and as such, are subject to continuous disclosure requirements which include, among other things, the requirement to file press releases, material change reports and, on an ongoing basis, financial information and management's discussion and analysis with respect to such financial information.

In addition to the prospectus requirements, trades in securities of reporting issuers are, generally speaking and subject to certain exemptions, required to be made by persons registered and qualified to trade such securities unless an exemption from such registration requirement is available.

The securities legislation in each province and territory provides for both criminal offences in relation to the making of an untrue or misleading statement in a prospectus and has seen an expansion of civil liability for misrepresentations in a prospectus and in other disclosure documents.

SHARE CAPITAL

Minimum Share Capital

There is no minimum share capital prescribed by the CBCA. Shares must be without nominal or par value.

Financial Assistance

A CBCA company may give financial assistance for the acquisition of its shares, subject to the directors’ general duties of care, honesty and good faith towards the company.

Consideration for Shares

As shares must be without nominal or par value, there is no concept of shares being issued at a premium.  Subject to the articles and any pre-emptive rights of shareholders, shares may be issued for such consideration as the directors may determine.  Shares issued by a corporation are non-assessable and may only be issued if consideration for such shares is fully paid.  Stated capital accounts must be maintained for each class of share.  Upon the issuance of a share a corporation may not add to the stated capital account in respect of the share an amount greater than the amount of the consideration it received for the share.

Preference Shares / Purchase by a Company of its Own Shares

The CBCA permits the articles of a company to provide for more than one class of shares, in which case the rights, privileges, restrictions and conditions attaching to the shares of each class must be set out in the articles.  A company, therefore, may issue shares called preference shares.  The articles may provide for such preference shares to be issuable in series, allowing the directors to prescribe the terms and conditions applicable to such shares.  If the articles of incorporation provide for, or the directors create, a class of preference shares with a right of redemption, they may be redeemed on the terms and in the manner provided by the company's articles or the terms and conditions set by the directors, provided that the solvency tests set out in the CBCA are met. The CBCA also permits a company to, subject to its articles, purchase or acquire its own shares, again, provided that solvency requirements are met.

Alteration of Share Capital

A company may, if authorised by special resolution, amend its articles of incorporation in relation to the company's share capital including, but not limited to, increasing its stated capital, changing any maximum number of shares that the corporation is authorised to issue, creating new classes of shares, changing the designation of any shares, adding, changing or removing rights, privileges and conditions in respect of shares and dividing a class of shares into series.

Variation of Rights Attached to Shares

In addition to requiring a special resolution, where the share capital of the company is divided into different classes of shares and the corporation proposes varying the rights attaching to shares of a particular class, the holders of the issued and outstanding shares of that class are entitled to vote separately as a class on a proposal to amend the articles in order to vary such rights.

Reduction of Share Capital

A company, subject to solvency requirements set out in the CBCA, if authorised may, by special resolution, reduce its stated capital for any purpose.

Issue of Share Certificate

Shares of a company must be in registered form.  A share is in registered form if it specifies a person entitled to the share or to the rights it evidences, and its transfer is capable of being recorded in a share register, or it bears a statement that it is in registered form.

Every security holder is entitled at their option to a security certificate that complies with the CBCA or a non-transferable written acknowledgment of their right to obtain such a certificate from a corporation in respect of their securities.

Share certificates for distributing corporations must also comply with the form requirements of applicable securities laws and the rules of any stock exchange on which such shares may be listed.

Transfer of Securities

In general, subject to compliance with applicable securities laws, a shareholder is entitled to transfer his or her shares to anyone else upon compliance with the provisions of the CBCA and the articles and by-laws of the corporation.  On delivery of a security certificate endorsed by an appropriate person, a bona fide purchaser acquires the right in the security that the transferor had or had authority to convey, but a transfer is incomplete until it is registered.  Subject to certain limited exceptions, where a corporation is offering its shares to the public, the corporation may not include in its articles of incorporation restrictions on the transfer of shares.

Dividends and Distributions

The CBCA provides that a company shall not declare or pay a dividend if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they became due; or the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes.

MANAGEMENT AND ADMINISTRATION

Directors and Officers

The CBCA provides that the directors shall manage, or supervise the management of, the business and affairs of a company.  A distributing corporation must have at least three directors, at least two of whom must not be officers or employees of the corporation or its affiliates.  At least twenty-five per cent of the directors of a company must be resident Canadians, unless federal legislation regulating business activity in prescribed sectors requires a company to maintain a specified level of Canadian ownership or control, in which case at least a majority of the directors must be resident Canadians.  Directors must be individuals elected or, if appointed, whose appointment is subsequently approved by the shareholders at a meeting.

After issue of the certificate of incorporation, a meeting of the directors of the corporation must be held at which the directors may, among other things, appoint officers.  Directors may also appoint from their number a managing director who is a resident Canadian or a committee of directors and delegate to them limited powers of the directors.  Managing directors and committees of directors may not, among other things, issue securities or declare dividends.

The CBCA specifically requires that every director and officer of a company, in exercising their powers and discharging their duties shall:

(a)	Act honestly and in good faith with a view to the best interests of the company (commonly referred to as the "duty of loyalty"); and

(b)	Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (commonly referred to as the "duty of care").

Indemnity

The company may, in certain circumstances, indemnify a director or officer, a former director or officer or another individual who acts or acted at the company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the company or other entity.

A company may not indemnify any of the aforementioned individuals unless the individual:

(a)
Acted honestly and in good faith with a view to the best interests of the company, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the company's request; and

(b)	In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

However, if any of the individuals mentioned in the paragraph above seeking indemnity meet these two conditions and are not judged by a court or other competent authority to have committed any fault or to have omitted to do anything that the individual ought to have done, they will be entitled to indemnity from the company in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the company or other entity as described above.

A company is also authorised to purchase and maintain liability insurance for the benefit of the individuals mentioned in the first paragraph above against any liability incurred by the individual in their capacity as director or officer of the company or in their capacity as director or officer or similar capacity of another entity if they acted in that capacity at the company's request.

Officers

Under the CBCA, unless the articles or by-laws of a company provide otherwise, no company is required to have particular offices such as president, vice-president or secretary.  Subject to the articles, by-laws or any unanimous shareholder agreement:

(a)
The directors may designate the offices of the corporation, appoint as officers persons of full capacity, specify their duties and delegate to them powers to manage the affairs of the company under the supervision of the directors, except certain powers specified in the CBCA;

(b)	A director may be appointed to any office of the company; and

(c)	Two or more offices of the company may be held by the same person.

An officer of the corporation is subject to the same duty of loyalty, duty of care and the duty to disclose interests in material contracts or transactions (as discussed below) as are imposed upon the directors.

Register of Directors and Officers

Companies are not required to maintain a register of directors and officers, but such registers are kept as a matter of good practice.

Registered Office

All companies must have a registered office in Canada and the articles of the Company must specify the province or territory in which the registered office is situated.

Securities Register

Companies must maintain a securities register that complies with the requirements of the CBCA and a central securities register.  These registers must be kept at the registered office of the company or at such other place in Canada designated by the directors.  (Subject to certain conditions including access to the records by means of technology available at the registered office and compliance with tax laws, they may be kept at a place outside Canada).  If a company maintains branch securities registers, they may be kept at any place in or out of Canada designated by the directors.  Shares of publicly-held, listed companies in Canada are typically held in a book-based system under which a registered nominee holds legal title to the shares on behalf of beneficial holders.

A company may appoint a registrar and transfer agent to maintain a central securities register and branch securities register following listing of a company's securities on an exchange.

General Meetings

An annual meeting of the shareholders must be called by the directors: not later than 18 months after the company comes into existence; and subsequently, not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the corporation's preceding financial year.

The CBCA requires that at least 21 days' notice and not more than 60 days' notice be given for all meetings.  In addition, if the corporation is a "reporting issuer" under securities legislation (as described above under "Prospectus Issues and Public Offerings"), it must also make an advance notice filing, giving notice of the meeting to all depositories, the securities regulatory authority and each exchange in Canada on which securities of the reporting issuer are listed prior to the record date (subject to the fulfilment of certain conditions).  The record date for determining who the shareholders are for the purposes of the meeting shall be at least 30 days and not more than 60 days prior to the date fixed for the meeting.

Voting

Unless the articles or the rights, privileges, restrictions and conditions attaching to a class of shares otherwise provide, each share of a corporation to which voting rights attach entitles the holder thereof to one vote at a meeting of shareholders.  At least one class of shares must have voting rights.  Unless the by-laws otherwise provide, voting at a meeting may be done in person or by proxy, or by telephonic or electronic means in accordance with the regulations under the CBCA, if such telephonic or electronic means are made available by the corporation.

Decisions at general meetings may be taken by a show of hands or alternatively by ballot if so demanded by a shareholder or proxyholder entitled to vote.

Any question properly proposed for consideration at any general meeting shall be decided on a simple majority of votes or by such other majority as the by-laws of the company or the CBCA prescribe.

Written Resolution

Subject to certain exceptions, the directors or shareholders of a corporation may, in lieu of a meeting, pass a resolution or by-law with the consent in writing of all the directors or all of the shareholders of the company entitled to vote on such resolution at such meeting.

Minutes

Minutes of meetings and resolutions of shareholders and directors of the company must be prepared and kept at the registered office or at any other place in Canada designated by the directors (subject to certain conditions, including access to the records by means of technology available at the registered office and compliance with tax laws, they may be kept at a place outside Canada).

Minutes of meetings and resolutions of shareholders are open for inspection by any shareholder or creditor of the company and their personal representatives during the usual business hours of the corporation, and extracts may be taken by such shareholder at no charge.  If the corporation is a distributing corporation, any other person may do the same upon payment of a reasonable fee to the corporation.

Loans to Directors

Subject to the directors’ general duties of care, honesty and good faith towards the company, the CBCA does not prohibit a company from providing financial assistance to a director of the company, but the articles of the company or a unanimous shareholder agreement may provide otherwise.

Related Party Transactions

Directors and officers are required to disclose to the corporation the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the corporation, if they:

(a)	Are a party to the contract or transaction;

(b)	Are directors or officers of, or acting in a similar capacity, for a party to the contract or transaction; or

(c)	Have a material interest in a party to the contract or transaction.

Accounting Requirements under the CBCA

The CBCA requires that accounting records be kept at the registered office of the company or at such other place as the board of directors thinks fit and shall at all reasonable times be open to inspection by the directors.  Shareholders of a corporation and their personal representatives may examine these records during the usual business hours of the corporation, and may take extracts from the records, free of charge.

Subject to certain conditions, including access to the records by means of technology available at the registered office and compliance with tax laws, the accounting records may be kept outside Canada.  If the records are kept outside Canada, there shall also be kept at the registered office of the company or another place in Canada designated by the directors such records as will enable the directors to ascertain with reasonable accuracy the financial position of the company on a quarterly basis.

A corporation is required, not less than 21 days before each annual meeting of shareholders or before the signing of a written resolution in lieu of the annual meeting, to send a copy of the comparative financial statements, the auditor's report and any further information required by the articles, by-laws or unanimous shareholders agreement to each shareholder, except a shareholder who has informed the corporation in writing that he or she does not wish to receive a copy of these documents.

Auditing Requirements under the CBCA

As indicated above, the CBCA requires that the directors shall place before the shareholders at every annual meeting financial statements including the prescribed information and an auditor's report thereon.

The CBCA contains specific requirements in relation to the appointment and disqualification of an auditor.  Among these requirements, a person is disqualified from being an auditor if the person is not independent of the corporation, any of its affiliates, or the directors or officers of the corporation or affiliates.

A distributing corporation is also required by the CBCA to have an audit committee composed of not less than three directors of the company, a majority of whom are not officers or employees of the corporation or any of its affiliates.

THE INVESTIGATION OF THE AFFAIRS OF A COMPANY AND THE PROTECTION OF MINORITIES

The CBCA provides that shareholders may apply to a court having jurisdiction in the place where the corporation has its registered office for an order directing an investigation to be made of the corporation and any of its affiliated corporations.  For the court to make such an order of investigation, among other requirements, it must appear to the court that the business of the corporation or any of its affiliates has been carried on with intent to defraud a person or that powers of the directors were exercised in a manner that was oppressive or unfairly prejudicial to the interests of a shareholder.  No person may publish anything relating to an application for investigation except with the authorisation of the court or the written consent of the corporation being investigated.

Furthermore, a "complainant" (as that term is defined under the CBCA), which includes shareholders, former shareholders, directors and officers, former directors and officers, and other persons who, in the discretion of the court, are proper persons to bring an action, who complains that:

(a)	Any act or omission of the corporation or any of its affiliates effects a result,

(b)	The business or affairs of the company or any of its affiliates are being conducted or have been conducted in a manner, or

(c)	The powers of the directors of the company or its affiliates are being exercised or were exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any shareholder, creditor, director or officer, may be able to apply to the court for an order to rectify the matters complained of.  The powers of the court under the CBCA in making an order are broad; it may make any order it thinks fit, from a simple direction that the company's by-laws be amended to an order liquidating and dissolving the corporation.

Representative shareholder actions or derivative actions are also available under the CBCA to shareholders and other "complainants.  The CBCA, to a large extent, has supplemented the common law and equity rules on the availability of actions.  In addition to allowing complainants to bring actions in the name and on behalf of a corporation or any of its subsidiaries, the statutory provisions of the CBCA also allow complainants to intervene in existing proceedings, either for prosecuting or defending it, or to bring about its discontinuation.  Whether seeking to bring an action or to intervene, certain substantive and procedural requirements must first be met, including the requirement that the court be satisfied that the complainant is acting in good faith.  To bring a derivative action it is first necessary to obtain leave of the court.  The granting of leave is not automatic, but requires the court to exercise judicial discretion.  In addition to the above, shareholders may be able to bring claims against a company based on the general laws of contract, tort or other private laws applicable in Canada.

In jurisdictions within Canada a statutory right of action is conferred by securities legislation on purchasers of securities of a company against various persons or companies including the issuer of securities itself, the underwriter, directors and officers of the issuer, and certain other persons or companies responsible for the issue of a prospectus in respect of damage suffered by reason of a misrepresentation therein.  A similar right of action is available in some jurisdictions against certain persons or companies in respect of misrepresentations contained in other disclosure documents such as offering memoranda or take-over bid circulars.

Certain jurisdictions in Canada have recently adopted legislation imposing liability for secondary market disclosure for distributing companies. Pursuant to this legislation, investors have a statutory right to bring an action against a distributing corporation for misleading disclosure or failure to make timely disclosure.  Under the civil liability regime for secondary market disclosure, all disclosure made by a distributing corporation, whether it be made in the context of a formal prospectus or in a continuous disclosure filing will be subject to potential liability.

INSPECTION OF CORPORATE RECORDS

Shareholders and creditors of a company and their personal representatives under the CBCA may examine the corporate records of a company (including the securities register, minutes of meetings and resolutions of shareholders) at the registered office of the company or such other place where such records are kept during the usual business hours of the corporation free of charge.  If the corporation is a distributing corporation, any other person may do so for a reasonable fee payable to the corporation.  Any person wishing to examine the securities register, however, must first make a request to the corporation, accompanied by an affidavit stating that the list will not be used except for certain purposes permitted under the CBCA.

SECURITY INTERESTS (CHARGES) ON THE ASSETS OF THE COMPANY

Personal property security legislation in each of the provinces of Canada permits persons and companies holding a security interest (e.g. charge) on the assets of a company to register their interest.  Registration under these statutes is not mandatory but does govern priority, subject to the operation of federal legislation on bankruptcy and insolvency.  Other statutes, such as the federal Bank Act, also permit the registration (by banks, for example) of a security interest in assets of a company.

Registers indicating registered security interests are available for inspection by members of the public.

CONTINUATION AND DISCONTINUATION OF COMPANIES

A company incorporated outside Canada may be continued in Canada under the CBCA if so authorised by the laws of the jurisdiction where it is incorporated and, similarly a CBCA company may be continued outside Canada in jurisdictions whose laws provide for certain rights and obligations if, among other conditions, the continuation is authorized by special resolution of the shareholders and the corporation establishes to the satisfaction of the directors under the CBCA that its proposed continuation in another jurisdiction will not adversely affect creditors or shareholders of the corporation.  A company incorporated under the CBCA may be continued under the corporate legislation of most provinces/territories within Canada.

AMALGAMATION OF COMPANIES

Subject to the provisions of the CBCA, two or more companies incorporated under the CBCA may amalgamate and continue as one company.  The continuing corporation has the rights, is subject to the liabilities, and owns the property of, the amalgamating corporations.  The amalgamating corporation is not a new legal entity rather it is a continuation of the amalgamating corporations.  The CBCA does not permit the amalgamation of a CBCA company with a company incorporated in another jurisdiction (including the provinces and territories).  A company not incorporated under the CBCA wishing to amalgamate with a CBCA company would, if allowed, have to continue under the CBCA first before being able to amalgamate with a CBCA company.  Upon the articles of amalgamation becoming effective, they are deemed to be the articles of incorporation of the amalgamated corporation and the certificate of amalgamation is deemed to be the certificate of incorporation of the amalgamated corporation.

TAKE-OVER BID REGULATIONS

In Canada, take-over bids are regulated primarily by provincial and territorial securities legislation and, to a limited extent, the corporate statutes under which the target company is incorporated.  Unless an exemption from formal take-over bid requirements under securities legislation can be obtained, persons or companies making an offer to acquire shares where the subject shares, together with the offeror's securities, constitute in aggregate 20% or more of the outstanding shares of the company at the time of the offer are required to extend the offer in compliance with the formal takeover bid regime in Canada.  These provisions require, among other things, the production, filing and mailing of a take-over bid circular to shareholders of the target company.  Take-over bids must remain open for a minimum of 35 days from the date of the bid, after which time all securities deposited under the offer may be taken up.

COMPULSORY ACQUISITION

The CBCA and various provincial securities legislation provide that a person making a take-over bid for the securities of a distributing corporation, if within 120 days after the date the bid is accepted by the holders of not less than 90% of the shares of any class of shares in the company, is entitled, on complying with relevant provisions in the CBCA, to acquire the shares held by dissenting offeree shareholders by way of compulsory acquisition, subject to compliance with securities legislation in respect of going private transactions.  A right of dissent entitling the shareholder to require the corporation to acquire his or her shares is also available, subject to compliance with the provisions of the CBCA, to dissenting shareholders who oppose proposed amendments to the articles of the company, a proposed amalgamation or continuance of the company, or the proposed sale of all or substantially all the assets of the company.

INSIDER TRADING

"Insider trading" or "insider dealing", the trading of securities with knowledge of a material fact or material change with respect to the reporting issuer that has not been generally disclosed, is prohibited in most Canadian jurisdictions under corporate and/or securities legislation.  Insiders of companies that distribute securities to the public are also required in most Canadian jurisdictions to comply with certain disclosure obligations.  Insider tipping (providing such undisclosed information to another person) is also prohibited.  Both civil remedies and penal sanctions exist for insider trading and tipping under most securities legislation.

LIQUIDATION, DISSOLUTION AND REORGANIZATION PROVISIONS OF CANADIAN LEGISLATION

Liquidation and Dissolution Provisions

A corporation’s ability to dissolve differs depending on whether shares have been issued and whether the corporation has assets and liabilities. Under the CBCA, the directors of a corporation may, by unanimous resolution, dissolve a corporation where no shares of the corporation have been issued. A court ordered dissolution and liquidation may be instituted by the court on the application of a shareholder or the Director appointed under the CBCA.  A dissolution and liquidation may also begin as a voluntary, director or shareholder driven proceeding, but may then be continued under court supervision on application by an interested person.  The Director appointed under the CBCA may also dissolve a corporation under certain circumstances. In all cases, the corporation must be neither insolvent nor bankrupt in order to be dissolved under the CBCA.

Voluntary liquidation and dissolution under the CBCA may be initiated or proposed by the directors or shareholders, but must be sanctioned by a special resolution of the shareholders.  The corporation must settle its debts, obligations or liabilities prior to dissolution.

Dissolution and liquidation by the court under the CBCA, also referred to as an involuntary dissolution and liquidation, may be commenced by application of a shareholder if the court is satisfied that there has been conduct that is oppressive or unfairly prejudicial to the interests of shareholders, creditors, directors or officers, or if the court is satisfied that a unanimous shareholder agreement entitles the shareholder to demand dissolution or that it is just and equitable that the corporation should be liquidated and dissolved. The Director appointed under the CBCA may also apply to the court for an order dissolving the corporation. A liquidator may be appointed by the court.

Liquidation of the corporation may also take place completely outside the framework of the CBCA.  Where a CBCA corporation is insolvent or bankrupt, its liquidation may be governed by the provisions of the Bankruptcy and Insolvency Act (Canada), or of the Companies’ Creditors Arrangement Act (Canada). A corporation may also be liquidated informally under a contractual arrangement, usually by way of a private or court ordered appointment of a receiver and manager.

Arrangements under the CBCA

It is possible to reorganise a CBCA company by way of arrangement. An arrangement is broadly defined under the CBCA and may include an amendment to the articles of a corporation, an amalgamation or division, an exchange of securities of a corporation for money, property or other securities of that corporation or another body corporate (so long as it is not a take-over bid), a liquidation or dissolution, or a combination of any of these.  An arrangement requires court approval before it is effective and subject to any court order, it must be approved by a special resolution of the shareholders of the corporation (if more than one class of securities, are outstanding, this is a class by class vote).  Also among the requirements for an arrangement under the CBCA, the corporation must not be insolvent and the arrangement must not be contrary to any other provision in the CBCA or general company law.

Reorganization under the CBCA

"Reorganization" under particular provisions of the CBCA generally means a court order made to correct a situation found to be oppressive or unfair or a court order approving a proposal under the Bankruptcy and Insolvency Act (Canada) or under any other federal statute affecting the rights of the company, its shareholders and creditors, such as an arrangement under the Companies Creditors Arrangement Act (Canada). Such reorganization may involve an amendment of the articles of incorporation.  Shareholders of the corporation do not have dissent rights in connection with the amendment of articles under a reorganization.

ENFORCEMENT

Each province and territory in Canada has its own set of rules as to when courts of that jurisdiction will hear disputes connected with another jurisdiction, what law will be applied by such courts to international disputes and whether such courts will enforce orders of foreign courts.

A Canadian court will always apply the laws of its own jurisdiction to matters that are procedural in nature.  Canadian courts will apply domestic or foreign law to govern aspects of an international law suit in accordance with choice of law conflict rules, but there are types of foreign laws that a Canadian court will not apply, including laws that offend the Canadian jurisdiction's concept of public policy, such as laws that would have anti-competitive effects in Canada.

Similarly, there are certain types of foreign orders which Canadian courts generally do not enforce such as orders the enforcement of which would involve the direct or indirect enforcement of a foreign tax or criminal law.  Subject to these exceptions, a Canadian court will generally enforce a final and conclusive judgment of a foreign court against a company if certain conditions are met.  Among these conditions are that the judgment is (a) final and conclusive and (b) for a certain sum of money and (c) the foreign court had jurisdiction in the “international sense” meaning that the defendant was served in or attorned to the jurisdiction of the foreign court or the dispute has a real and substantial connection with that foreign jurisdiction.  In certain limited situations a Canadian court will not enforce an order of a foreign court for specific performance or an injunction.

ANNEXURE D:  REGULATION OF THE MINING INDUSTRY IN VIETNAM AND RELATED INFORMATION

VIETNAM LICENCE AND LICENCE APPLICATIONS AND RELATED INFORMATION MINERALS SECTOR INVESTMENT IN VIETNAM

(a)	Introduction
Vietnam is a one thousand mile strip of land (330,000 sq km) in South East Asia bordering the Gulf of Thailand, the Gulf of Tonkin and the South China Sea.  It has land borders with China in the north and Laos and Cambodia to the west.  Three quarters of the country is made up of mountains and hills with one quarter afforested.  There are two main cultivated areas – the Red River Delta (15,000 sq km) in the north and the Mekong Delta (60,000 sq km) in the south.

(b)	Investing in Vietnam
The Vietnamese foreign investment regime expressly guarantees (a) that foreign capital will not be expropriated or nationalized, and (b) the right of foreign investors to repatriate capital and profits.  The Law on Investment imposes no minimum or maximum amounts of investment and, does not limit the maximum percentage of foreign ownership in investment projects, except in certain cases.  While the Law on Investment sets out the framework of the investment regime, there are many other relevant, specific legal documents which govern various matters including foreign exchange, immigration, customs, taxation, accounting, imports and exports, public security.  These legal documents are issued by the government and the Ministries that have jurisdiction over each relevant area.

(c)	Forms of Foreign Investment
The Law on Investment and Law on Enterprises permit foreigners to establish and undertake operations in Vietnam in any of the following forms:

(i)	Operation in the form of a direct or an indirect investment project, by:

•	establishing a 100% foreign owned enterprise;

•	establishing a joint venture enterprise with Vietnamese investor(s);

•	investing in the forms of: Business Cooperation Contract (“BCC”), Build – Operation - Transfer contract, Build - Transfer - Operation contract and Build - Transfer contract;

•	purchasing shares or contributing capital in order to participate in management of investment activities;

•	investing in the implementation of a merger and acquisition of an enterprise;

•	carrying out other forms of direct investment;

•	purchasing shares, share certificates, bonds and other valuable papers;

•	investing through securities investment funds; and

•	investing through other intermediary financial institutions.

In these circumstances, the foreigner/ foreign company is considered a foreign investor under Vietnamese laws and thus is required to register its investment project with the relevant licensing authority in Vietnam.

(ii)	Operation as a foreign contractor in Vietnam, including:

•	foreign organisations having no Vietnamese legal status, and foreign individuals who are independent professional practitioners, conducting business in Vietnam; and

•
foreign organisations and individuals conducting business but not having a physical presence in Vietnam, or earning income in Vietnam, including income generated from technology transfers, in the form of royalties or generated from other business activities or provision of services.

In these circumstances, the business is conducted on the basis of contracts, agreements or commitments between the foreign company and Vietnamese organisations, individuals, or other foreign organisations and individuals who are conducting business in Vietnam.

(iii)	Operation as a commercial representative of a foreign trader in Vietnam, including:

•	representative office; and

•	branch office.

It should be noted that the above forms of operation are the major forms for a foreign company to operate in Vietnam. In order to have a legal presence in Vietnam (in one of the above forms), a foreign company must register its operations/investment project with the relevant Vietnamese licensing authority.

With respect to item (i) above, the operational duration of a foreign invested project shall not exceed 50 years which is stated in the company’s investment certificate issued by the relevant licensing authority.  The government may extend the period up to a maximum of 70 years.

A joint venture enterprise can be established between domestic and foreign investors. A joint venture is a common form of foreign investment vehicle. A joint venture enterprise is typically established in the form of a limited liability company or a joint stock company, which are legal entities subject to the laws of Vietnam.  Under the Law on Enterprises/Law on Investment, other than in the case of conditional investments, there is no ceiling to the proportion of the contribution made by the foreign party to the prescribed capital of a joint venture, and there is no minimum amount of charter capital required in order to establish a joint venture company in Vietnam. Contributions may be made by the parties in either cash or kind.

A business cooperation contract is an agreement to undertake business with a Vietnamese partner, similar to an unincorporated joint venture, and does not create a new legal entity.

A wholly foreign owned enterprise may be in several corporate forms under the Law on Enterprises including a limited liability company, joint stock company and such corporate forms are legal entities under Vietnamese law.

Under Appendix III and Article 37 of Decree 108/2006/ND-CP dated 22 September 2006, mining and processing of minerals belongs to the list of sectors in which investment is conditional for foreign investors, and the Prime Minister of Government approves investment policy of projects in exploration and mining of minerals sectors, irrespective of the source of invested capital and scale of investment.

At the exploration stage of mining projects in Vietnam, foreign mining companies have the option of either establishing a joint venture with a Vietnamese company or undertaking the exploration activities in their own name.

(d)	Taxes and Duties
The standard rate of business income tax (“BIT”) for companies in Vietnam is 25%, although in certain cases (for example, where the investment is made in a region listed as having difficult economic-social conditions), enterprises are entitled to preferential BIT treatment including BIT “holidays” and/or reductions at the rate of BIT applicable to the project.  The BIT treatment of the project will be stated in the company’s investment licence.

The rate of BIT applicable to activities of prospecting, exploration and mining petroleum and other rare and precious natural resources in Vietnam shall be from 32% to 50%. The Prime Minister of the Government shall decide the specific tax rate appropriate to each project and business establishment on the proposal of the Ministry of Finance depending on the location, other mining conditions, and deposits of the mine or field.

Royalties are payable in respect of the exploitation of natural resources.  The calculation of royalties is based on the quantity of commercial resources actually exploited, the taxable value and the tax rate.  The taxable value is the sale price of each unit of production at the place of exploitation. The tax rates of a number of metals/minerals are provided, e.g. the royalty payable for alluvial gold is 9%, dust gold is 9%, and copper is 7%.

(e)	The Mining Laws
All aspects of mining, including onshore and offshore surveying, exploration, mining and processing of minerals are governed in detail by the Law on Minerals passed by the National Assembly on 20 March 1996 (as subsequently amended on 14 June 2005) (“Mineral Law”) and Decree 160/2005/ND-CP dated 27 December 2005 implementing the Mineral Law (as subsequently amended by Decree 07/2009/ND-CP on 22 January 2009) (together referred to as the “Mining Legislation”). The Mining Legislation provides that mineral resources located within the land, islands, internal waters, sea territory, exclusive economic zones and continental shelf of Vietnam are owned by the people and managed by the State. The Ministry of Natural Resources and Environment (“MNRE”) is the Ministry in charge of State management of mining activities through the Department of Geology and Mineral Resources of Vietnam.

(f)	Licences for Commercial Scale Mining
The Mining Legislation provides for four types of licences available for commercial scale mining.  Brief descriptions of these licences are provided below.

(i)	Mineral Prospecting Permit (“Prospecting Permit”)

In order to conduct prospecting activities in unexplored/unexploited areas, a Prospecting Permit must be obtained. The duration of a Prospecting Permit is not to exceed twelve (12) months. The Prospecting Permit may be extended once, for a period of not more than twelve (12) months.  It is non-exclusive and non-transferable.

(ii)	Mineral Exploration Licence (“Exploration Licence”)

An Exploration Licence entitles the holder to undertake exploration activities in areas not already under licence.  An exploration area ranges from 2 square kilometres for minerals used as common construction materials, 2 square kilometres for mineral water or natural thermal water, 50 square kilometres for precious metals and minerals, 100 square kilometres for coal, and non-metallic minerals and 200 square kilometres for exploration activities in the continental shelf.

The duration of an Exploration Licence, including the time for preparing a report on exploration results and a feasibility study on mining activities, is to be at least six (6) months but no more than twenty-four (24) months. The Exploration Licence may be extended twice, but the total extended duration still may not exceed twenty-four (24) months.  In practice, replacement Exploration Licences have been granted.

An Exploration Licence is exclusive in respect of the area over which it applies and is transferable under certain conditions.

(iii)	Mineral Mining Licence (“Mining Licence”)

Article 31 of the Mineral Law expressly confers on the holder of an Exploration Licence the “special” right to apply for a Mining Licence until the date which is 6 months from the expiry of the Exploration Licence. The Vietnamese authorities have argued that this is the same as an exclusive right, but this “special right” can generally be regarded as meaning that the holder of an Exploration Licence will have a right to a Mining Licence provided that it has satisfied all of the conditions under which it held the Exploration Licence and it has duly applied for the Mining Licence within the prescribed period, failing which a new Exploration Licence or a Mining Licence may be granted to a different organisation over the same area. Where a foreign company applies for a Mining Licence, that licence is to be issued at the same time as, or subsequent to, the issue of an investment certificate under the Law on Investment/Law on Enterprises.

The duration of the Mining Licence is determined on the basis of the feasibility study submitted as part of the application for the investment licence, but cannot exceed 30 years.  It may be extended several times under certain conditions, but the total duration of the extensions must not exceed 20 years.

(iv)	Mineral Processing Licence (“Processing Licence”)

A Processing Licence is required for all processing activities except where they are associated with licensed mineral activities. Its duration is based on the feasibility of the project and the investment licence, and the Processing Licence is transferable. However, because the Vietnamese State wants to encourage processing within Vietnam, the export of minerals will be within the discretion of the Vietnamese State, not an absolute right. The holder of a Processing Licence can purchase the minerals and transport and market them within Vietnam and export the processed minerals.

(g)	Exploration Licence Application Process
The MNRE is the authorised Vietnamese governmental authority primarily responsible for the management of all mineral prospecting, exploration, mining and processing activities in Vietnam, including the issuance of exploration licences.

The Department of Geology and Minerals of Vietnam (“DGMV”) is the agency within the MNRE delegated to receive and evaluate all exploration licence applications to support the decision making process of the MNRE. The DGMV is responsible for delivery of exploration licences to the applicant or for providing a written response to the applicant on the reasons for its refusal to issue such licence.

The issuance of an exploration licence is subject to certain criteria, including:

•	The proposed project is in accordance with the development strategy of the national mining industry;

•	The proposed project is in accordance with the mining master plan of a specific locality;

•	The commercial effectiveness of the proposed mining project;

•	Legal status of the applicant (the investor); and

•	Written approval of the local People’s Committee in relation to the proposed exploration area (where applicable).

The DGMV is required to complete the evaluation of an exploration licence application within 60 days from the date of lodging the application. This time period excludes the time the DGMV takes to consult with other relevant Vietnamese governmental authorities prior to submission to the MNRE for approval, therefore it is unclear under Vietnamese mining legislation the exact period of time it will take for the MNRE to issue an exploration licence from the date the applicant lodges the application to the DGMV.

At the exploration stage, priority is given to the first applicant for a project area and once the DMGV accepts to process a complete exploration licence application from an applicant, the DGMV will not accept any application from any other applicants over the same proposed exploration area. The applicant is not entitled to any right, including the right to explore, over the submitted licence area until an Exploration Licence is awarded.

(h)	Investment Licence/Investment Certificate
Private business enterprises in Vietnam must have either a business registration certificate or an investment certificate.  All projects invested by foreign investors require an investment certificate (previously called an investment licence under the former Law on Foreign Investment).  The investment certificate, when issued to a foreign investor acts as a business registration certificate, a document necessary to set up an entity in Vietnam.  If a foreign investor holds 49% of the total charter capital in the proposed company, the investment registration process for the project will be treated as a domestic project.

The investment certificate specifies the duration of a project, which is normally 50 years and is subject to renewal.  In special circumstances, the Government may grant a longer term, not exceeding 70 years.  The operational duration of a legal entity established under an investment certificate will coincide with the duration of project.  Upon expiration of the term of an investment project, the investor can either liquidate their business entity or continue to use it to carry out other new projects.

The investment certificate is usually issued by the local people’s committee with jurisdiction over the matter.  It states the legal name of the company, the type of the company formed, its permitted scope, its legal representative, legal address and the amount of registered capital.  Without a valid investment certificate, foreign invested business enterprises cannot legally conduct business in Vietnam.

With respect to foreign investment projects which have an invested capital of 300 billion Vietnamese dong (approximately US$16,700,000) or more and projects on the list of sectors in which investment is conditional, the procedures for evaluation must be performed in order to be issued with an investment certificate.

Under Decree 108, investment in mining and processing of minerals is a conditional sector for foreign investors and requires Prime Ministerial approval.

ANNEXURE E:  HISTORICAL OLYMPUS FINANCIAL INFORMATION

Report of Independent Auditors

To the Shareholders of Olympus Pacific Minerals Inc.

We have audited the consolidated balance sheets of Olympus Pacific Minerals Inc. as at December 31, 2008 and 2007, and the consolidated statements of operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at December 31, 2008 and 2007, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 30, 2009

Consolidated Balance Sheets
As at (Canadian dollars)	December 31 2008	December 31 2007
ASSETS
Current
Cash	$5,096,418	$26,656,146
Accounts receivable and prepaid expenses	3,045,997	1,079,598
Inventory (note 12)	3,759,934	1,293,463
	11,902,349	29,029,207
Long-term
Property, plant and equipment (note 6)	14,298,403	11,094,563
Mineral properties (note 3)	9,564,422	9,818,923
Deferred exploration and development costs (note 3)	30,708,439	21,707,466
	54,571,264	42,620,952

	66,473,613	71,650,159

LIABILITIES
Current
Accounts payable and accrued liabilities	4,423,154	3,163,155
Capital lease obligations (note 11)	698,281	388,390
Asset retirement obligation (note 4)	138,405	135,333
	5,259,840	3,686,878
Long-term
Asset retirement obligation (note 4)	1,282,002	721,686
	1,282,002	721,686

	6,541,842	4,408,564

Commitments and contractual obligations (note 9), Income taxes (note 13)

SHAREHOLDERS' EQUITY

Share capital (note 7a)	104,206,522	104,159,423
Contributed surplus (note 7a)	7,600,309	6,482,499
Deficit	(51,875,060)	(43,400,327)
	59,931,771	67,241,595

	$66,473,613	$71,650,159

/s/ David A Seton	/s/ Jon Morda
David A Seton Chairman & Chief Executive Officer	Jon Morda Director & Chairman of Audit Committee

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31 (Canadian dollars)	2008	2007	2006

Sales - Gold	$7,755,495	$6,996,257	$1,644,040

Cost and expenses
Cost of sales	6,204,527	5,523,193	1,535,891
Amortization	2,630,938	1,925,458	596,176
Management fees and salaries	3,092,628	2,770,770	1,515,417
Professional fees	397,183	782,058	353,402
Travel	644,390	574,569	425,895
Investor relations and promotion	373,857	527,466	256,207
Consulting fees	634,726	393,438	315,763
Office and general administrative	684,453	417,526	508,269
Transfer agent and regulatory fees	199,480	161,409	189,237
Royalty expense	137,141	112,336	47,960
Shareholders' information	96,125	80,492	37,767
General exploration	69,295	74,442	158,700
Stock-based compensation (note 7b)	1,063,160	2,272,717	617,071
	16,227,903	15,615,874	6,557,755

Other (income) expense
Interest income	(590,313)	(694,985)	(272,156)
Interest expense	2,923	130,615	127,262
Write-off of deferred exploration costs (note 3)	922,920	-	438,931
Write-off of deferred transaction costs	-	265,488	-
Impairment charge (note 3)	-	-	4,280,000
Loss on disposal of capital assets	19,551	-	-
Debt extinguishment costs (note 5)	-	54,060	-
Foreign exchange loss/(gain)	(352,756)	566,894	(8,865)
	2,325	322,072	4,565,172
Loss and comprehensive loss for the year	$8,474,733	$8,941,689	$9,478,887

Basic and diluted loss per common share	$0.04	$0.04	$0.06

Weighted average number of common shares outstanding	232,402,999	200,364,897	164,678,791

Consolidated Statements of Deficit

For the years ended December 31 (Canadian dollars)	2008	2007	2006

Deficit
Balance, beginning of year	$43,400,327	34,458,638	24,979,751
Loss for the year	8,474,733	8,941,689	9,478,887
Deficit, end of the year	$51,875,060	43,400,327	34,458,638

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows
For the years ended December 31 (Canadian dollars)	2008	2007	2006
Operating activities :
Loss for the year	(8,474,733)	(8,941,689)	(9,478,887)
Items not affecting cash
Amortization	2,630,938	1,925,458	596,176
Amortization of deferred financing costs	-	-	81,090
Stock-based compensation expense	1,063,160	2,272,717	617,071
Write-off of deferred transaction costs	-	265,488	-
Loss on disposal of capital assets	19,551
Accretion expense	52,650	37,211	29,097
Write-off of deferred exploration costs	922,920	-	438,931
Impairment charge	-	-	4,280,000
Foreign exchange	(136,974)	231,101	10,286
Reclamation costs	(177,582)	(79,388)	-
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	(1,966,399)	624,385	(1,452,499)
Accounts payable and accrued liabilities	1,341,093	961,315	292,661
Inventory	(2,242,049)	(676,418)	(357,529)
Cash used in operating activities	(6,967,424)	(3,379,820)	(4,943,603)
Investing activities :
Deferred exploration and development costs	(9,066,810)	(7,612,887)	(5,072,261)
Acquisition of property, plant and equipment	(5,210,778)	(1,627,525)	(3,747,249)
Deferred transaction costs	-	-	(209,238)
Cash used in investing activities	(14,277,588)	(9,240,412)	(9,028,748)
Financing activities :
Shares issued	-	36,829,000	16,543,966
Warrants issued	-	1,092,963	-
Shares issued on warrants exercised	-	2,394,987	-
Repayment of debt	-	(2,156,497)	-
Repayable loan	-	-	2,314,200
Share issue cost	20,655	(2,068,049)	(1,195,261)
Capital lease payments	(649,329)	(367,800)	-
Cash provided by financing activities	(628,674)	35,724,604	17,662,905

Increase in cash during the year	(21,873,686)	23,104,372	3,690,554

Cash - beginning of the year	26,656,146	4,101,536	404,987

Effect of foreign exchange rate changes on cash	313,958	(549,762)	5,995

Cash - end of the year	$5,096,418	26,656,146	4,101,536

See accompanying notes to the Consolidated Financial Statements

Notes to Financial Statements
OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia.  The Company focuses its activities on two properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

The Company is considered to be in the development stage as a significant amount of the available funding is directed towards exploration activities and developing projects.

2. Basis of Presentation and Significant Accounting Policies

Basis of presentation and consolidation

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 16. The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated.

Change in Accounting Policies

The Company has adopted the following new Canadian Institute of Chartered Accountants (CICA) guidelines effective for the Company’s first quarter commencing January 1, 2008:

Section 3862 and 3863 - Financial Instruments – Disclosure and Presentation

The CICA issued Section 3862 and Section 3863, which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows. The Company has adopted Section 3862 and additional disclosures are included in note 10.  On adopting Section 3863, there was no effect on the Company’s financial statements.

Section 1535 - Capital Disclosures

The CICA issued Section 1535 which establishes standards for disclosing qualitative and quantitative information about an entity's capital and how it is managed in order to enable users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital.  The Company has adopted Section 1535 and disclosure is included in note 7.

Section 1400, General Standards of Financial Statement Presentation

The CICA issued Section 1400 which provides revised guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

•	Management is required to make an assessment of an entity’s ability to continue as a going concern;
•	In making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;
•	Financial statements must be prepared on a going concern basis unless management intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;
•	Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and
•
When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

On adopting Section 1400, there was no effect on the Company’s financial statements.

Section 3031 - Inventories

The CICA issued Section 3031 which supersedes Section 3030 and converges Canadian standards with International Accounting Standard 2, Inventories. This standard requires that: inventories be measured at the lower of cost and net realizable value; the allocation of overhead be based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements include the Company’s policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. On adopting Section 3031, there was no effect on the Company’s financial statements.

Future Accounting Changes

Section 1582, 1601, and 1602 – Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements.

Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides additional guidance on determining the fair value of financial instruments, where the Company’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including financial derivatives.  This EIC applies to interim and annual financial statements beginning on or after January 20, 2009.

Section 3064 - Goodwill and Intangible Assets and Section 3450, Research and
Development Costs

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Furthermore, the CICA agreed to the withdrawal of Section 3450, Research and Development Costs and incorporate the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the capitalization of costs associated with research activities.

Section 1000, Financial Statement Concepts

The CICA concluded that the guidance in Section 1000, Financial Statement Concepts permitting deferral of costs based on matching revenues and expenses should be deleted to prevent the inappropriate capitalization of costs.

Management is currently in the process of determining the impact of these standards on the Company’s consolidated financial statements.

Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Critical accounting estimates used in the preparation of the consolidated financial statements involve judgement and are, or could be, affected by significant factors that are beyond management’s control.  Actual results could differ from these estimates.

Cash

Over 93 percent of the Company’s cash at December 31, 2008 is comprised of cash deposited with two major financial institutions in Canada, in interest bearing bank deposit accounts.  The remaining cash is held in bank deposit accounts in Vietnam and the Philippines.

Mineral properties

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations

Asset Retirement Obligations (ARO) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs

The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the statement of operations. Effective from January 1, 2009 the company will change its reporting currency from Canadian dollars to US dollars. All of the company’s revenue and the majority of its expenditures are transacted in US dollars.

Property, plant and equipment

The Company records building, plant, equipment and infrastructure at cost. Buildings, plant and equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Computer hardware and software is amortized using the straight-line method over three years.

In the normal course of its business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

Asset impairment – Long-lived assets

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation

In accordance with Section 3870, the Company uses the fair-value method of accounting for stock options granted to employees and directors.  Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.

The majority of the Company’s stock options vest on the passage of time and continued service requirements.   For some of the stock options granted, the options vest based on meeting two of three criteria:  (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company.  Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.  Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period.  If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination.  The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus.  On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period.  As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Future income taxes

Future income taxes are recorded using the liability method.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition

Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until the point that gold and silver are uplifted from the gold room at the mine site and the doré bars are consigned for transport to the refinery.  The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, doré bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods, ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

Interest Cost Accounting

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use.  In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Cash

Cash is classified as held-for-trading and recorded at fair value. The fair value is calculated using published price quotations in an active market, where there is one. Otherwise fair value represents cost plus accrued interest, which is reasonable given its short-term nature.

Accounts Receivables, Accounts Payable, Accrued Liabilities and Capital Leases

These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost.

Long-term debt

Long-term debt is classified as other financial liabilities and accounted for at amortized cost.  Transaction costs related to issuing debt are netted against the loan facility.

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	December 31 2008	December 31 2007	December 31 2008	December 31 2007

Bong Mieu	$3,944,000	$3,944,000	$11,353,606	$6,535,527
Phuoc Son	6,116,904	6,116,904	19,726,900	14,834,584
Capcapo	-	-	922,920	678,541
Other	-	-	1,120	-
	10,060,904	10,060,904	32,004,546	22,048,652
Accumulated amortization (1)	(496,482)	(241,981)	(373,187)	(341,186)
Write-off (2)(3)			(922,920)
Total	$9,564,422	$9,818,923	$30,708,439	$21,707,466

(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.
(2)
Write-off of $922,920 of Deferred Exploration costs in 2008 relates to the Capcapo property where exploration activities have been halted due to the uncertainty of the current economic climate and the outcome of community consultation.

(3)
During the fourth quarter of 2006, management determined that the Bong Mieu Central Gold mine was not reaching originally estimated future throughput.  Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central Fold mine deferred exploration and development costs.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit). Olympus acquired this project in 1997.  Olympus owns 80 percent and the Company’s Vietnamese partner owns 20 percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company pays a 2 percent royalty based on 80 percent of the revenues of Bong Mieu to Zedex Minerals Limited. The Company also pays a royalty equal to 3 percent of the sales price to the Vietnam Government.

Phuoc Son Gold Property

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

Ore mined from Phuoc Son is currently being trucked to the Bong Mieu processing facility under a temporary trucking permit received on March 17th, 2009.  The temporary trucking permit expires on May 18th, 2009 during which time Phuoc Son is permitted to truck up to 12,000 tonnes of ore.  The directors and management of the Company currently expect that the trucking permit will be extended without significant impact on operations.  However, should the temporary trucking permit not be extended or a new trucking permit received, the Company would need to consider alternative methods to process the Phouc Son deposit.

4. Asset Retirement Obligation

	December 31, 2008	December 31, 2007
Balance, beginning of the year	$857,019	$949,495
Liabilities incurred	492,329	94,059
Liabilities settled	(177,582)	(79,388)
Foreign exchange adjustment	195,991	(144,358)
Accretion	52,650	37,211
Balance, end of the period	1,420,407	857,019
Current portion	138,405	135,333
Non-current portion	$1,282,002	$721,686

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimated the cost of rehabilitating the sites at $1,420,407 over the next 8 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

The $1,420,407 will be spent as follows: 2009 – $138,405; 2010 – $258,399; 2011 – $252,786; 2012 – $646,885; 2013 – $ 38,654; and 2014 and thereafter – $85,278.

5. Loan Facility

On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the "Facility") with Macquarie Bank Limited ("MBL") of Sydney, Australia was repaid in full.  Concurrently, MBL elected to exercise its share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987.

6. Property, Plant & Equipment

	December 31, 2008			December 31, 2007
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$1,082,950	$441,741	$641,209	$866,835	$221,481	$645,354
Leasehold improvements	150,189	82,170	68,019	103,005	46,088	56,917
Machinery and equipment	8,709,595	2,856,755	5,852,840	6,706,032	1,284,822	5,421,210
Office equipment, furniture and fixtures	1,261,520	750,836	510,684	1,097,257	509,395	587,862
Vehicles	445,144	291,576	153,568	400,711	222,128	178,583
Infrastructure	4,057,445	1,277,635	2,779,810	3,737,315	547,073	3,190,242
Capital Assets in progress	4,292,273	-	4,292,273	1,014,395	-	1,014,395
	$19,999,116	$5,700,713	$14,298,403	$13,925,550	$2,830,987	$11,094,563

7. Capital Stock

Capital Management

The Company defines capital that it manages as its shareholders equity.  In the past year, the Company has not raised cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond its control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:

•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets by project that are approved by the Board for development, exploration and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

At December 31, 2008, the Company has no debt and a cash balance of $5,096,418 which exceeds the minimum liquidity cushion as determined by management and is sufficient to meet current budgeted expenditures.

Total managed capital as at December 31, 2008 was $59,931,771 [December 31, 2007 - $67,241,595].  The Company has no obligation to pay dividends on share capital.

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years-ended December 31, 2007 and 2008.

	Number of Shares	Amount $
Common shares, January 1, 2007	164,678,791	$66,074,507
Private placement (1)	21,428,571	12,000,000
Prospectus offering (2)	38,461,538	23,846,154
Issued upon exercise of options	1,978,565	1,231,986
Issued upon exercise of warrants	5,476,092	3,393,060
Issued on exercise of over-allotment (2)	216,394	134,164
Bonus common shares issued	137,060	86,090
Share issue costs (3)	-	(2,606,538)
Common shares, December 31, 2007	232,377,011	$104,159,423
Share issue costs	-	20,654
Bonus common shares issued	46,090	26,445
Common shares, December 31, 2008	232,423,101	$104,206,522

The following table shows movements in contributed surplus of the Company for years ended December 31, 2008 and 2007.

	December 31, 2008	December 31, 2007
Balance, beginning of the year	$6,482,499	$4,347,990
Options granted and vested during the year	1,012,482	1,849,504
Bonus common shares vested during the year	116,580	69,309
Bonus common shares issued	(11,252)	(34,379)
Valuation of Warrants, net of issue costs (2 and 3)	-	1,092,963
Options and warrants exercised	-	(1,381,376)
Agents’ compensation options and warrants granted (3)	-	538,488
Balance, end of the year	$7,600,309	$6,482,499

(1)	On March 19, 2007, the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772.

(2)
On August 10, 2007, the Company completed an Offering (the “Offering”) of 38,461,538 Units of the Company at a price of $0.65 per unit for gross proceeds of $25,000,000 and net proceeds of $22,891,000.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The Units were separated into common shares [a total of 38,461,538] and common share purchase warrants [a total of 19,230,769] immediately following the closing of the Offering. Of the Offering price of $0.65 per Unit, the Company has, for accounting purposes, allocated $0.62 to each common share and $0.03 to each one-half common share purchase warrant.  Each whole common share purchase warrant is exercisable for one common share of the Company at $0.80 and expires August 9, 2009.

The Company also granted the Agents an over-allotment option to purchase additional Shares at a price of $0.62 and additional whole common share purchase warrant at a price of $0.06 for a period of 30 days from closing. The over-allotment option was partially exercised on September 7, 2007 and as a result, a total of 216,394 common shares of the Company at $0.62 and 323,947 whole common share purchase warrants at $0.06 were issued for gross proceeds of $153,601 and net proceeds of $144,385.

(3)
Agents for the August 10, 2007, Offering were paid a cash commission equal to 6 percent of the gross proceeds and were granted non-transferable compensation options to acquire 2,307,692 Agent’s units. Each compensation option is exercisable for one Agent’s unit at $0.65 and expires on August 10, 2009.  Each Agent’s Unit consists of one common share of the Company and one-half of one common share purchase warrant.  Each whole Agent’s common share purchase warrant will entitle the holder to acquire one common share of the Company at a price of $0.80 per common share and will expire on August 10, 2009.

b) Stock Options

On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan.  Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2008 and December 31, 2007.

	December 31, 2008		December 31, 2007
	Number of Options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of the year	17,592,334	$0.53	11,477,500	$0.39
Granted	4,121,850	0.42	8,950,000	0.70
Exercised	-	-	(1,978,565)	0.43
Forfeited/ Expired	(2,125,000)	0.42	(856,601)	0.58
Outstanding, end of the period	19,589,184	0.52	17,592,334	0.53
Options exercisable at the end of the period	14,789,890	0.52	14,249,925	0.49

The following table summarizes information about the stock options outstanding for the year ended December 31, 2008.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding As at December 31, 2008	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $	Number Exercisable As at December 31, 2008	Weighted Average Exercise Price $
$0.30 - 0.36	5,530,000	1.74	0.32	5,530,000	0.32
$0.40 - 0.45	4,350,184	3.81	0.40	577,537	0.43
$0.50 - 0.55	609,000	1.86	0.52	609,000	0.52
$0.60 - 0.65	4,850,000	3.40	0.65	4,409,527	0.57
$0.75	4,250,000	3.19	0.75	3,663,826	0.75
	19,589,184		0.52	14,789,890	0.52

During the year ended December 31, 2008, 4,121,850 [2007 – 8,950,000] options were granted and were valued, for accounting purposes, at $470,048 [2007 - $2,756,350] using the Black-Scholes model.  The assumptions for the 2008-granted stock option series were; Expected volatility 80.3%-82.8%, Risk free interest rate 3.25%-3.75%, expected life of 3 and 4 years, and no expected dividends. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date.  The vesting periods of these options are:  one-third of the options will vest after January 2, 2009, one-third after January 2, 2010 and the remaining one-third will vest after January 2011.

The total share compensation expense recognized for stock options granted in the current and prior years was $1,012,482 [2007 - $1,849,504].

c) Warrants

The following table shows movements in number of warrants of the Company for the years ended December 31, 2008 and December 31, 2007.

	December 31, 2008		December 31, 2007
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of the year	21,344,716	$0.78	7,266,092	$0.47
Granted (see note 7a)	-	-	19,554,716	0.80
Exercised	-	-	(5,476,092)	0.43
Expired (i)	(1,790,000)	0.58	-	-
Outstanding, end of the period	19,554,716	0.80	21,344,716	0.78

(i) The warrants that expired related to the March 31, 2006 private placement.

The following is a summary of the warrants outstanding as at December 31, 2008.

Exercise Prices	Number Outstanding As at December 31,2008	Expiry date
$0.80	19,230,769	August 10, 2009
$0.80	323,947	September 7, 2009
	19,554,716

d) Bonus Share Program for Non-Executive Employees

For the bonus periods ending in 2007 and 2006, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 508,150 common shares in 2008 and 2007.

In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to a 1 year service requirement, 366,600 common shares on January 15, 2009.  On the grant date, the fair value of these share awards including the cash bonus is $176,600.

The total compensation expense recognized for the bonus share program for the year ended December 31, 2008 was $130,615 [2007 - $380,566].

e) Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors.   Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of the DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the Consolidated Statements of Operation in the period of the change.  DSUs granted during the year ended  December 31, 2008 totalled 466,668 units.  Liabilities related to this plan  are recorded in accrued liabilities in  the Consolidated Balance Sheet and totalled $35,000 as at December 31, 2008.

8. Related Party Transactions

The Company entered into the following related party transactions during the 2008 year:

	Year-to-date December 31
	2008	2007
Consulting and legal fees	$110,653	$133,839
Management fees	$889,836	$1,228,499
Reimbursement of expenses	$301,626	$249,591
Royalties	$143,031	$112,336

As of December 31, 2008, accounts payable was nil and accrued expenses were $57,355 in respect of these transactions.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Legal and consulting fees

Consulting services were provided by Jura Trust and Spencer Enterprises Limited which were associated with John Seton, a director of the Company.   Legal services were provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided when required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses were incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2008 and 2007; Wholesale Products Trading Limited associated with Peter Tiedemann in 2008 and 2007;  Momentum Resources International Pty Limited associated with Colin Patterson in 2008 and 2007;  Action Management Limited associated with Charles Barclay in 2008 and 2007, and Cawdor Holdings Limited associated with Russell Graham in 2008    Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

9. Commitments and Contractual Obligation

As at December 31, 2008
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	698,281	698,281	-	-	-	-
Operating leases	488,188	234,634	91,422	81,095	81,037	-
Purchase obligations - supplies & services	2,371,582	2,185,629	185,953	-	-	-
Purchase obligations - capital	355,342	355,342	-	-	-	-
Asset retirement obligations	1,420,407	138,405	258,399	252,786	646,885	123,932
Total	5,333,800	3,612,291	535,774	333,881	727,922	123,932

10. Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and capital lease obligations.  The carrying amount of cash, receivables, capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

Market and commodity price risk

The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments.  The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within one week of shipment.

During the year the company sold gold at the weighted average price of US$883.

A change of US $100 in the gold price per ounce the Company received would have changed the Company’s net loss by approximately $808,000 in 2008.

Foreign exchange risk

The Company operates in Canada, Vietnam, and the Philippines. The functional and reporting currency of the parent company is Canadian dollars. The functional currency of significant subsidiaries is US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar and Vietnamese Dong.

Effective from January 1, 2009 the company will change its reporting currency from Canadian dollar to US dollar and all of its revenue and the majority of its expenditure are transacted in US dollar.

Foreign exchange risk arises because the amount of the local currency receivable or payable for transactions denominated in foreign currencies may vary due to changes in exchange rates (“transaction exposures”) and because the financial statements of the Company may vary on consolidation into Canadian dollars (“translation exposures”).

The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US dollar cash.  The corporate office is required to revalue the Canadian dollar equivalent of the US dollar cash at each period end. Foreign exchange gains and losses from the cash are recorded in earnings. As of December 31, 2008, foreign exchange rate fluctuations of +/-5% on the US dollar cash on hand would, everything else being equal, not have a significant effect on loss from operations for the year ended December 31, 2008.

Translation exposure arises when the Entity consolidates its financial statements in Canadian dollars.  The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the statement of operations.

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk

The Company was previously exposed to interest rate risk as interest on the variable interest rate US$2 million loan facility fluctuated due to changes in the LIBOR market interest rates.  The loan was repaid in full on June 27, 2007.

There were no derivative instruments related to interest rates outstanding as at December 31, 2008 and December 31, 2007.

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counter party credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counter parties, taking into account their financial position, past experience and other factors. The company minimises its exposure by holding cash with two major financial institutions in Canada.

One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within one week of shipment.  The Company’s receivables are all current.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at December 31, 2008, the Company was holding cash and cash equivalents of $5,096,418.  Over 93 percent of the Company’s cash balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.

11. Capital Lease Obligations

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31, 2008	December 31, 2007
Total minimum lease payment	$698,281	$388,390
Less: current portion	(698,281)	(388,390)
	$-	$-

12. Inventory

	December 31, 2008	December 31, 2007
Doré Bars	$190,446	$293,829
Ore in stockpiles	381,302	126,311
Gold in circuit	213,537	115,388
Mine operating supplies	2,974,649	757,935
Total	$3,759,934	$1,293,463

13. Income Taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2008	2007	2006
Loss	$(8,474,000)	$(8,942,000)	$(9,479,000)
Expected tax benefit	(2,838,000)	(3,051,000)	(3,223,000)
Issue costs	(294,000)	(345,000)	(215,000)
Foreign tax differential	213,000	(843,000)	1,418,000
Foreign exchange on Vietnam losses	1,251,000	-	-
Non deductible expenses	(1,743,000)	2,129,000	116,000
Other	866,000	-	-
Benefit of current year loss not recognized	2,545,000	2,110,000	1,904,000
Total income tax recovery	$-	$-	$-

The components of the Company’s future income tax assets are as follows:

	2008	2007	2006
Non-capital losses carried forward	$7,769,000	$5,731,000	$4,189,000
Issue costs	657,000	760,000	616,000
Capital assets	68,000	53,000	25,000
Resource related deductions	610,000	636,000	692,000
Future income tax asset	9,104,000	7,180,000	5,522,000
Future income tax liability	(1,825,000)	-	-
Net future income tax asset	7,279,000	7,180,000	5,522,000
Valuation allowance	(7,279,000)	(7,180,000)	(5,522,000)
Net future income tax asset	$-	$-	$-

The company has non-capital loss carry forwards of $31,059,000 (2007 -$24,520,000), the benefit of which have not been recognized in these financial statements and which can be used to reduce future taxable income in the years up to and including 2028.

Non-capital loss carry forwards	Year of loss	Note	Amount	Expiry Date

Canada	2008	1	$3,364,000	2028
Vietnam	2008	2	1,375,000	2013
Canada	2007	1	$7,993,000	2027
Vietnam	2007	2	1,411,000	2012
Canada	2006	1	2,789,000	2026
Vietnam	2006	2	8,470,000	2011
Canada	2005	3	1,143,000	2015
Canada	2004	3	2,431,000	2014
Canada	2003	4	858,000	2010
Canada	2002	4	1,225,000	2009
Total non-capital loss carry forwards			$31,059,000

(1)	Loss carry forward of 20 years
(2)	Vietnam has a loss carry forward of 5 years
(3)	Loss carry forward of 10 years
(4)	Loss carry forward of 7 years

Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these non-capital losses and resources have not been recognized in these consolidated financial statements.

With respect to the Company’s foreign subsidiaries, Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents.  Management considers that the Company has made an adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on the Company.

14. Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property.  All previously capitalised costs in relation to this project have been written-off in 2008, refer to note 3.

15. Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.

16. Differences from United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statements, balance sheets and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a) Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on our properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that do not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (“SEC”) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.  Accordingly, any amortization, impairment charges or write-offs on deferred development and exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed.  During 2008 Phuoc Son reported proven and probable reserves and completed a positive feasibility study as announced on April 1, 2008.  Since this time all exploration and development costs on the property have been capitalised under US GAAP, totaling $3,518,324.  No exploration and development costs have been capitalised relating to Bong Mieu as no feasibility study has been completed.

b) Production Start Date

Different criteria are applied under Canadian GAAP as compared to U.S. GAAP for determining the production start date of a mine for accounting purposes.  The production start date for the Bong Mieu Central Open pit (Ho Gan) mine, which began producing gold during 2006, was July 1, 2006 under U.S. GAAP and October 1, 2006 under Canadian GAAP. Once a mine is considered to be in the production stage, sales, cost of sales, depreciation and amortization and inventory are recorded.  As a result, under Canadian GAAP, these sales, cost of sales, depreciation and amortization and inventory were capitalized to deferred development costs for the three months ended September 30, 2006.  This results in a further difference in amortization expense as a result of the differing carrying value of the mineral properties and capital assets.

Under U.S. GAAP,  the production start date is determined by a number of factors including when all major capital expenditures have been completed for a mine, completion of a reasonable period of testing, the ability to produce gold in a saleable form and whether production / sales and extraction prior to production start date are considered de minimus.  Under Canadian GAAP, the production start date is based on whether all major capital expenditures have been made, anticipated activity levels have been reached such as recovery rate, mining, crushing and processing tonnes per day and  the ability to consistently extract and produce gold.   Under Canadian GAAP, incidental revenue does not necessarily infer that production stage has been reached.   The criteria that resulted in the accounting difference would be the de minimus sales / production and extraction criteria resulting in the earlier production start date under U.S. GAAP.

c) Asset Impairment – Long-Lived Assets

Under US GAAP, the Company’s impairment analysis of the US GAAP carrying values of its mineral properties and property, plant and equipment determined that no impairment had occurred as the estimated probability weighted undiscounted cash flows associated with these assets exceeded the respective carrying values.

For the years ended December 31		2008			2007
	Notes	Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Current assets		$11,902,349	$-	$11,902,349	$29,029,207	$-	$29,029,207
Long-term assets
Mineral properties	(b)	9,564,422	(37,500)	9,526,922	9,818,923	(37,500)	9,781,423
Capital assets(i)	(b)	14,298,403	(79,332)	14,219,071	11,094,563	(79,332)	11,015,231
Deferred exploration and development costs	(a)	30,708,439	(27,190,115)	3,518,324	21,707,466	(21,707,466)	-
		54,571,264	(27,360,947)	27,264,318	42,620,952	(21,824,298)	20,796,654
Total Assets		$66,473,613	$(27,306,947)	$39,166,667	$71,650,159	$(21,824,298)	$49,825,861
Total Liabilities		6,541,842	-	6,541,842	4,408,564	-	4,408,564
Total Shareholders’ equity		59,931,771	(27,306,947)	32,624,824	67,241,595	(21,824,298)	45,417,297

Total liabilities and Shareholders’ equity		$66,473,613	$(27,306,947)	$39,166,667	$71,650,159	$(21,824,298)	$49,825,861

(i) Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalizated interest is recorded as an addition to capital assets.

d) Reconciliation of consolidated net income

For the years ended December 31	Notes	2008	2007	2006

Net loss under Canadian GAAP		$8,474,733	$8,941,689	$9,478,887
Sales	(b)	-	-	(1,193,954)
Cost and expenses	(a) & (b)	-	-	1,536,989
Exploration and development expenditures	(a)	6,405,569	7,982,620	5,128,332

Reverse impairment charge	(a)	-	-	(4,280,000)

Reverse write-down	(a)	(922,920)	-	(438,931)
Net loss and comprehensive loss under US GAAP		$13,957,382	$16,924,309	$10,231,323

Basic & diluted loss per share		$0.06	$0.08	$0.06

e) Consolidated statements of cash flow under US GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.  Cash flows under US GAAP were as follows:

For the years ended December 31	2008	2007	2006
Activities
Operating	(13,372,993)	(10,992,707)	(10,015,864)
Investing	(7,872,019)	(1,627,525)	(3,956,487)
Financing	(628,674)	35,724,604	17,662,905
Cash and equivalents at the beginning of year	26,656,146	4,101,536	404,987
Effect of foreign exchange rate changes on cash	313,958	(549,762)	5,995
Cash and equivalent at end of year	5,096,418	26,656,146	4,101,536

f) US GAAP Recent Developments

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141R, “Business Combinations” (“FAS 141R”) which replaces FAS 141 and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.  FAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Early adoption of FAS 141R is prohibited.  The Company will assess the impact of FAS 141R in the event it enters into a business combination for which the expected acquisition date is subsequent to the required effective date.

In December 2007 the FASB issued FAS 160, Non-controlling Interests in Consolidated Financial Statements, which is effective for fiscal years beginning after December 15, 2008.  Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed.  Under current standards, the non-controlling interest is measured at book value.  For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity.  In addition, FAS 160 will change the manner in which increase/decreases in ownership percentages are accounted for.  Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary.  When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time.  Finally, under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance.  The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions , which are to be applied for all prior periods presented in the financial statements.  Early adoption is not permitted.  The Company has reviewed the standards of FAS 160 and has not yet determined the impact.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FAS 133, which requires enhanced disclosures about an entity’s derivative and hedging activities.  The standard requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principals. SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with USGAAP for nongovernmental entities.  SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

In May 2008, the FASB issued SFAS 163, Accounting for Financial Guarantee Insurance Contracts and an interpretation of FAS 60.  This SFAS applies to insurance enterprises it will therefore have no impact on the Company’s financial reporting.

END OF NOTES TO FINANCIAL STATEMENTS

Report of Independent Auditors

To the board of directors

Olympus Pacific Minerals Inc.

Dear Sirs / Mesdames:

In accordance with our engagement letter dated October 5, 2009, we have reviewed the consolidated balance sheet of Olympus Pacific Minerals Inc. (the Company) as at June 30, 2009, the consolidated statements of operations, deficit, accumulated other comprehensive income/(loss) and cash flows for the three and six-month periods ended June 30, 2008 and 2009. These financial statements are the responsibility of the Company’s management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the board of directors of the Company to assist it in discharging its regulatory obligation to review these financial statements, and should not be used for any other purpose.

/s/ Ernst & Young LLP
Toronto, Canada,	Chartered Accountants
12 November 2009	Licensed Public Accountants

Consolidated Balance Sheets

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets
Unaudited

As at	June 30	December 31
(United States dollars)	2009	2008

ASSETS
Current
Cash	$4,610,018	$4,161,735
Accounts receivable and prepaid expenses	3,570,852	2,487,361
Inventory (note 12)	3,265,560	3,070,362
	11,446,430	9,719,458
Long-term
Property, plant and equipment (note 6)	10,991,951	11,676,076
Mineral properties (note 3)	7,775,338	7,810,307
Deferred exploration and development costs (note 3)	24,138,919	25,076,511
	42,906,208	44,562,894

	54,352,638	54,282,352

LIABILITIES
Current
Accounts payable and accrued liabilities	4,037,849	3,611,949
Capital lease obligations (note 11)	358,951	570,216
Asset retirement obligation (note 4)	153,989	113,022
	4,550,789	4,295,186
Long-term
Asset retirement obligation (note 4)	1,098,664	1,046,883
	1,098,664	1,046,883

	5,649,453	5,342,069

Commitments and contractual obligations (note 9)

SHAREHOLDERS' EQUITY

Share capital (note 7a)	92,096,677	88,904,501
Contributed surplus (note 7a)	7,657,708	6,631,296
Accumulated Other Comprehensive Income/(Deficit)	(2,513,078)	(2,513,078)
Deficit	(48,538,122)	(44,082,436)
	48,703,185	48,940,283

	$54,352,638	54,282,352

See accompanying notes to the Consolidated Financial Statements

/s/ David A Seton	/s/ Jon Morda
David A Seton Chairman & Chief Executive Officer	Jon Morda Director & Chairman of Audit Committee

Consolidated Statements of Operations and Comprehensive Loss

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Comprehensive Income/(Loss)
Unaudited

	Three month period ended June 30		Six month period ended June 30

(United States dollars)	2009	2008	2009	2008

Sales - Gold	$1,756,460	2,304,930	$2,763,560	$5,181,358

Cost and expenses
Cost of sales	1,058,066	1,789,473	1,903,987	3,434,047
Amortization	812,375	587,071	1,396,353	1,160,191
Management fees and salaries	560,948	1,094,424	1,507,208	1,927,149
Professional & consulting fees	314,460	222,090	460,867	601,375
Travel	84,629	148,556	166,886	394,677
Investor relations and promotion & Shareholders' information	23,914	207,965	53,071	430,021
Office and general administrative	143,450	172,608	263,062	337,697
Transfer agent and regulatory fees	253,639	91,480	325,852	169,131
Royalty expense	81,802	43,583	127,603	79,532
General exploration and development	(19,570)	137,669	(21,480)	138,072
Stock-based compensation (note 7b)	443,857	158,204	1,176,264	451,811
Write down of equipment	-	-	-	25,559
	3,757,570	4,653,121	7,359,673	9,149,262
Other (income) expense
Interest income	(5,632)	(160,284)	(15,074)	(412,428)
Gain on disposal of asset	-	(17,501)	-	(17,552)
Foreign exchange loss/(gain)	(57,069)	(6,346)	(125,353)	41,837
	(62,701)	(184,130)	(140,427)	(388,143)

Profit/(Loss) for the period	(1,938,409)	(2,164,060)	(4,455,686)	(3,579,761)

Currency Translation Adjustment	-	597,973	-	(2,001,948)

Comprehensive income/(loss)	(1,938,409)	(1,566,087)	(4,455,686)	(5,581,709)

Basic and diluted Profit/(loss) per common share	$(0.008)	$(0.009)	$(0.019)	$(0.016)

Weighted average number of common shares outstanding	232,641,012	230,115,431	236,419,963	230,784,348

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Deficit

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Deficit
Unaudited

	Three month period ended June 30		Six month period ended June 30

(United States dollars)	2009	2008	2009	2008

Deficit
Beginning of the period	$46,599,713	36,220,190	44,082,436	34,804,488
(Profit)/Loss for the period	1,938,409	2,164,060	4,455,686	3,579,761
Deficit, end of the period	$48,538,122	38,384,250	48,538,122	38,384,250

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Accumulated Other Comprehensive Income/(Deficits)

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Accumulated Other Comprehensive Deficits/(Income)
Unaudited

	Three month period ended June 30		Six month period ended June 30

(United States dollars)	2009	2008	2009	2008

Beginning of the period	$2,513,078	(7,137,966)	$2,513,078	(9,737,887)
Currency Translation Adjustment	-	(597,973)	-	2,001,948
Deficit, end of the period	$2,513,078	(7,735,939)	$2,513,078	(7,735,939)

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows
Unaudited

	Three Mths Ended	Three Mths Ended	Six Mths Ended	Six Mths Ended
	30 June	30 June	30 June	30 June
(United States dollars)	2009	2008	2009	2008

Operating activities :
Loss for the year	(1,938,409)	(2,164,060)	(4,455,686)	(3,579,761)
Items not affecting cash
Amortization	812,375	587,071	1,396,353	1,160,190
Gain on disposal of capital assets	(19,570)	-	(21,480)	25,559
Stock-based compensation expense	443,857	158,204	1,176,264	451,812
Accretion expense	53,263	11,462	53,263	29,183
Foreign exchange	(57,069)	107,192	(125,353)	4,533
Reclamation costs	25,867	(41,837)	68,627	(60,291)
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	(1,576,306)	(167,617)	(1,083,491)	(578,319)
Accounts payable and accrued liabilities	627,517	997,717	80,152	1,140,203
Inventory	171,752	(947,620)	(195,198)	(926,534)
Cash from/(used in) operating activities	(1,456,723)	(1,459,489)	(3,106,548)	(2,333,425)

Investing activities :
Deferred exploration and development costs, net	1,474,516	(3,020,041)	1,297,629	(5,533,211)
Acquisition of property, plant and equipment	(353,302)	(507,831)	(795,735)	(1,060,673)
Cash used in/from investing activities	1,121,214	(3,527,872)	501,894	(6,593,883)

Financing activities :
Capital lease payments	(205,475)	(195,347)	(211,265)	(399,942)
Shares Issued	2,848,639	-	2,848,639	20,512
Cash provided by financing activities	2,643,164	(195,347)	2,637,374	(379,430)

Increase/(decrease) in cash during the period	2,307,655	(5,182,708)	32,719	(9,306,737)

Cash - beginning of the period	2,197,179	22,415,338	4,161,735	26,472,219

Effect of foreign exchange rate changes on cash	105,184	(13,952)	415,564	53,197

Cash - end of the period	$4,610,018	$17,218,678	$4,610,018	$17,218,678

See accompanying notes to the Consolidated Financial Statements

Notes to Financial Statements
OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2009
All dollar amounts are in United States Dollars unless otherwise stated

1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia.  The Company focuses its activities on two properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

The Phuoc Son Gold Property has not commenced commercial operations, while the Bong Mieu Gold Property has one operating mine and another mine that commenced commercial operations on April 1, 2009.  A significant amount of the available funding is directed towards exploration activities and developing projects.

2. Basis of Presentation and Significant Accounting Policies

Basis of presentation and consolidation

These interim consolidated financial statements do not include all disclosures required under generally accepted accounting principles for annual financial statements.  The interim consolidated financial statements, however, follow the same accounting policies and methods of application as our most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with our annual consolidated financial statements.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated. Effective from January 1, 2009 the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.  Comparative figures have been converted to United States Dollars from Canadian Dollars using the following rates:

Exchange rate at December 31, 2008	0.8166
Average exchange rate during the quarter ended June 30, 2008	0.9902
Average exchange rate during the six months ended June 30, 2008	0.9931

Change in Accounting Policies

The Company has adopted the following new Canadian Institute of Chartered Accountants (CICA) guidelines as of January 1, 2009:

Section 3064 - Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Furthermore, the CICA agreed to the withdrawal of Handbook Section 3450, Research and Development Costs and incorporate the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the capitalization of costs associated with research activities.

On adopting section 3064, there was no effect on the financial statements of the company.

The Emerging Issues Committee of the CICA approved abstract EIC 174 “Mining Exploration Cost

Future Accounting Changes

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements.

Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

The above standards will become effective for the Company beginning on January 1, 2011. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Critical accounting estimates used in the preparation of the consolidated financial statements involve judgement and are, or could be, affected by significant factors that are beyond management’s control.  Actual results could differ from these estimates.

Cash
Over 95 percent of the Company’s cash is comprised of cash deposited with two major financial institutions in Canada, in interest bearing bank deposit accounts.  The remaining cash is held in bank deposit accounts in Vietnam and the Philippines.

Mineral properties
The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations
Asset Retirement Obligations (ARO) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs
The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the statement of operations. Effective from January 1, 2009 the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.

Property, plant and equipment
The Company records building, plant, equipment, and infrastructure at cost. Buildings, plant, equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Computer hardware and software is amortized using the straight-line method over three years.

In the normal course of its business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

Asset impairment – Long-lived assets
The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation
In accordance with Section 3870, the Company uses the fair-value method of accounting for stock options granted to employees and directors.  Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.

The majority of the Company’s stock options vest on the passage of time and continued service requirements.   For some of the stock options granted, the options vest based on meeting two of three criteria:  (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company.  Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.  Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

Until June 30, 2008 the Company had a bonus share program that allowed non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chose the share bonus, the common shares will be received one year after the last day of the bonus period.  If the employee chose the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination.  The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elected to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus.  On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Loss per share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period.  As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Future income taxes
Future income taxes are recorded using the liability method.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs
Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition
Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until the point that gold and silver are uplifted from the gold room at the mine site and the doré bars are consigned for transport to the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory
Inventory is comprised of ore in stockpiles, operating supplies, doré bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods, ore in stockpiles and gold in circuit at the lower of cost or net realizable value.

Interest Cost Accounting
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use.  In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

Financial Instruments
Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Cash

Cash is classified as held-for-trading and recorded at fair value.  The fair value is calculated using published price quotations in an active market, where there is one.  Otherwise fair value represents cost plus accrued interest, which is reasonable given its short-term nature.

Accounts Receivables, Accounts Payable, Accrued Liabilities and Capital Leases

These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost.

Long-term debt

Long-term debt is classified as other financial liabilities and accounted for at amortized cost.  Transaction costs related to issuing debt are netted against the loan facility.

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	June 30 2009	December 31 2008	June 30 2009	December 31 2008
Bong Mieu	$3,219,595	$3,220,670	$10,167,957	$9,271,355
Phuoc Son(3)	4,993,450	4,995,064	14,365,403	16,108,987
Capcapo	-	-	-	753,656
OYM-VN	-	-	915	915
	8,213,045	8,215,734	24,534,275	26,134,913
Write Off (2)	-	-	-	(753,656)
Accumulated amortization (1)	(437,707)	(405,427)	(395,356)	(304,745)
Total	$7,775,338	$7,810,307	$24,138,919	$25,076,511

(4)	Accumulated amortization relates to the Bong Mieu Central Mine which commenced commercial production on October 1, 2006.
(5)
Write-off of $753,656 of Deferred Exploration costs in 2008 relates to the Capcapo property where exploration activities have been halted due to the uncertainty of the current economic climate and the outcome of community consultation.

(6)	Deferred exploration and development costs are net of revenues and costs associated with ore mined and processed during the period prior to commercial operations of $2,077,518 for the YTD 2009.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering thirty square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). Olympus acquired this project in 1997.  Olympus owns 80 percent and the Company’s Vietnamese partner owns twenty percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company placed the Bong Mieu Underground project into production effective 1 April 2009 on substantial completion of the plant installation which enabled commercial production of Bong Mieu Underground to commence.  The Company pays a two percent royalty based on eighty percent of the revenues of Bong Mieu Central to Zedex Minerals Limited.  In addition to the two percent royalty, the Company pays a three percent net smelter return royalty equal to three percent of the sales price when the gold is smelted in Vietnam.

Phuoc Son Gold Property

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

Ore mined from Phuoc Son was being trucked to the Bong Mieu processing facility under a temporary trucking permit received on March 17, 2009.  The temporary trucking permit expired on June 30, 2009.  An application for mining licence renewal was submitted to the authorities in May 2009 which incorporated an extension of the trucking permit, this is currently being processed by the authorities.  The directors and management of the Company currently expect that the trucking permit will be extended without significant impact on operations.  However, should the temporary trucking permit not be extended or a new trucking permit received, the Company would need to consider alternative methods to process the Phouc Son deposit.

4. Asset Retirement Obligation

	Six Mths Ended June 30 2009	Year Ended December 31 2008
Balance, beginning of the period	$1,159,905	$699,842
Liabilities incurred	68,627	402,036
Liabilities settled	(35,418)	(145,013)
Foreign exchange	6,276	160,046
Accretion	53,263	42,994
Balance, end of the period	1,252,653	1,159,905
Current portion	153,989	113,022
Non-current portion	$1,098,664	$1,046,883

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimated the cost of rehabilitating the sites at $1,252,653 over the next 8 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

The $1,252,653 will be spent as follows: 2009 – $153,988; 2010 – $156,708; 2011 – $181,674; 2012 – $474,872; 2013 – $35,302; and 2014 and thereafter – $250,109.

5. Loan Facility

The Non-Revolving Debt Facility was repaid in full in 2007.

6. Property, Plant & Equipment

	June 30, 2009			December 31, 2008
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$900,219	$496,338	$403,881	$884,337	$360,726	$523,611
Leasehold improvements	123,278	89,091	34,187	122,644	67,100	55,544
Machinery and equipment	7,547,485	3,345,177	4,202,308	7,112,255	2,332,826	4,779,429
Office equipment, furniture and fixtures	962,008	652,839	309,169	1,030,157	613,133	417,025
Vehicles	369,785	284,156	85,629	363,505	238,101	125,404
Infrastructure	3,746,405	1,430,443	2,315,962	3,313,310	1,043,317	2.269,993
Capital assets in progress	3,640,815	-	3,640,815	3,505,070	-	3,505,070
	$17,289,995	$6,298,044	$10,991,951	$16,331,278	$4,655,202	$11,676,076

7. Capital Stock

Capital Management

The Company defines capital that it manages as its shareholders equity.  In the past year, the Company has raised cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond its control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets by project that are approved by the Board for development, exploration and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

At June 30, 2009, the Company has no debt and a cash balance of $4,610,018 which exceeds the Company’s preferred minimum liquidity cushion.

Total managed capital as at June 30, 2009 was $48,703,185 [December 31, 2008 - $48,940,283].  The Company has no obligation to pay dividends on share capital.

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the year ended December 31, 2008 and the period ended June 30, 2009.

	Number of Shares	Amount $
Common shares, January 1, 2008	232,377,011	$88,860,318
Share Issue Costs	-	22,017
Bonus common shares issued	46,090	$22,166
Common shares, December 31, 2008	232,423,101	$88,904,501

Bonus common shares issued	784,480	$343,537
Private Placement (1)	16,216,216	$3,000,000
Common shares issued	52,734	3,375
Share issue costs (2)	-	$(154,736)
Common shares, June 30, 2009	249,476,531	$92,096,677

(1)	In May 2009 the company completed a non-brokered private placement of 16,216,216 shares at a price of US$0.1850 per share, for gross proceeds of $3,000,000 and net proceeds of $2,845,264.
(2)	Agents for the May 2009 private placement were paid a cash commission of 5% of the gross proceeds of the placement.

The following table shows movements in contributed surplus of the Company for year ended December 31, 2008 and the six-month period ended June 30, 2009.

	June 30 2009	December 31 2008
Balance, beginning of the period	$6,631,296	$5,582,694
Options granted and vested during the period	1,176,264	949,795
Bonus common shares granted and vested during the period	-	109,362
Bonus common shares issued	(149,852)	(10,555)
Balance, end of the period	$7,657,708	$6,631,296

b) Stock Options

On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan.  Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the year ended December 31, 2008 and six-month period ended June 30, 2009.

	June 30, 2009		December 31, 2008
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	19,589,184	0.52	17,592,334	0.53
Granted	20,755,560	0.12	4,121,850	0.42
Exercised	-	-	-	-
Cancelled/ Expired	(150,000)	0.42	(2,125,000)	0.42
Outstanding, end of the period	40,194,744	0.31	19,589,184	0.52
Options exercisable at the end of the period	23,960,869	0.36	14,789,890	0.52

The following table summarizes information about the stock options outstanding for the period ended June 30, 2009.

Options Outstanding				Options Exercisable
Range of Exercise Prices $CAD	Number Outstanding As at June 30, 2009	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at June 30, 2009	Weighted Average Exercise Price $CAD
$0.12	20,755,560	4.50	0.12	10,069,585	0.12
$0.30 - 0.36	5,530,000	1.49	0.32	5,530,000	0.32
$0.40 - 0.45	4,350,184	3.56	0.35	1,685,617	0.43
$0.50 - 0.55	459,000	1.61	0.53	609,000	0.52
$0.60 - 0.65	4,850,000	3.15	0.65	3,150,000	0.57
$0.75	4,250,000	2.94	0.75	2,916,667	0.75
	40,194,744		0.45	23,960,869	0.36

During the six-month period ended June 30, 2009, 10,069,584 options were issued and valued for accounting purposes, at $977,557.  These options have an exercise price of CAD$0.12.  At June 30, 2009 10,685,976 options that were granted but not available to be issued have been recorded as a liability in the Balance Sheet - $332,954 and will be re-measured to fair value at the time they are issued.  The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date.  The vesting period for the most of the remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

The total share compensation expense recognized for stock options during the six-month period ended June 30, 2009 is $1,176,264 [2008 - $401,484].

c) Warrants

The following table shows movements in number of warrants of the Company for the year ended December 31, 2008 and the six-month period ended June 30, 2009.

	June 30, 2009		December 31, 2008
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	19,554,716	0.80	21,344,716	0.78
Granted	-	-	-
Exercised	-	-	-
Expired1	-	-	(1,790,000)	0.58
Outstanding, end of the period	19,554,716	0.80	19,554,716	0.80
1.  The warrants that expired related to the March 31, 2006 private placement.

The following is a summary of the warrants outstanding as at June 30, 2009:

Exercise Prices $CAD	Number Outstanding As at June 30, 2009	Expiry date
$0.80	19,230,769	August 10, 2009
$0.80	323,947	September 7, 2009
	19,554,716

d) Bonus Share Program for Non-Executive Employees

In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 784,480 common shares on January 15, 2009.  On the grant date, the fair value of the 2007 incremental share award including the cash bonus is $176,600.

The total compensation expense recognized for the bonus share program for the six-month period ended June 30, 2009 was nil [six month period ended 30 June 2008 $50,318].

e) Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors.   Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the Consolidated Statements of Operation in the period of the change.  Total DSUs granted as at June 30, 2009 were 949,428 units.  482,760 DSUs were granted during the six month period ended June 30, 2009.  Liabilities related to this plan are recorded in accrued liabilities in the Consolidated Balance Sheet and totalled $244,895 as at June 30, 2009.  Compensation expense related to this plan for the three and six month period ended June 30, 2009 was $37,847 and $216,315 respectively.

8. Related Party Transactions

The Company entered into the following related party transactions:

	Three month period ended June 30		Six month period ended June 30
	2009	2008	2009	2008
Consulting and legal fees	$32,971	$29,608	$55,623	$57,935
Management fees	$274,618	$534,186	$431,135	$735,311
Reimbursed expenses	$55,741	$115,564	$79,149	$236,859
Royalties (Zedex)	$27,400	$56,455	$56,878	$79,532

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees
Consulting services provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided when required.

Management fees and reimbursement of expenses
Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2009 and 2008; Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2009 and  2008; Action Management Limited associated with Charles Barclay in 2009 and 2008, and Cawdor Holding Limited associated with Russell Graham in 2009 and 2008. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties
On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

Rent
The Company sublets office space in Toronto, Canada, on a month to month basis to a company with two directors in common with Olympus Pacific Minerals Inc.  The Company receives rental income at open market rates for this office space.

9. Commitments and Contractual Obligations

As at June 30, 2009
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	358,951	358,951	-	-	-	-
Operating leases	482,762	79,353	80,037	78,281	79,394	165,697
Purchase obligations - supplies & services	3,115,256	2,969,321	145,935	-	-	-
Purchase obligations - capital	279,624	279,624	-	-	-	-
Asset retirement obligations	1,252,653	153,989	156,708	181,674	474,872	285,410
Total	5,489,246	3,841,238	382,680	259,955	554,266	451,107

10. Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and capital lease obligations.  The carrying amount of cash, receivables, capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

Market and commodity price risk
The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments.  The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.

During the second quarter of 2009 the company sold gold at the weighted average price of US$921.

A change of US $100 in the gold price per ounce the Company received would have changed the Company’s net earnings by approximately $989,100 in 2009.

Foreign exchange risk
Effective from January 1, 2009 the company has changed its reporting currency from the Canadian dollar to the US dollar and all of its revenue and the majority of its expenditures are transacted in US dollars.

The Company operates in Canada, Vietnam, and the Philippines. The functional and reporting currency of the parent company effective from January 1, 2009 has been changed to US dollar. The functional currency of significant subsidiaries is also in US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar and Vietnamese Dong.

The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US and Canadian dollar cash.  The corporate office is required to revalue the US dollar equivalent of the Canadian dollar cash at each period end. Foreign exchange gains and losses from the cash are recorded in earnings.

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk
There were no derivative instruments related to interest rates outstanding as at June 30, 2009 and June 30, 2008.

Credit risk
Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counter party credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counter parties, taking into account their financial position, past experience and other factors. The company minimises its exposure by holding cash with two major financial institutions in Canada.

One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within two weeks of shipment. The Company’s receivables are all current.

Liquidity risk
Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at June 30, 2009, the Company was holding cash and cash equivalents of $4,610,018.  Over 95 percent of the Company’s cash balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.

11. Capital Lease Obligations

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	June 30, 2009	December 31, 2008
Total minimum lease payment	$358,951	$570,216
Less: current portion	(358,951)	(570,216)
	$-	$-

12. Inventory

	June 30, 2009	December 31, 2008
Doré Bars	$214,683	$155,518
Ore in stockpiles	676,234	311,371
Gold in circuit	74,680	174,375
Mine operating supplies	2,299,963	2,429,098
Total	$3,265,560	$3,070,362

13. Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property.  All previously capitalised costs in relation to this project have been written-off in 2008, refer to note 3.

14. Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements.

15. Events After The Balance Sheet Date

After June 30, 2009 the following events have occurred:

•	The trucking permit has been received on September 23, 2009 which allows the company to truck Phuoc Son ore for processing at the Bong Mieu Plant until the end of December 2010.

•	The Company has announced its intention to affect an amalgamation with Zedex Minerals Limited a New Zealand Company with mineral interests in Malaysia, Vietnam and Australia.

END NOTES TO FINANCIAL STATEMENTS

ANNEXURE F:  HISTORICAL ZEDEX FINANCIAL INFORMATION

Zedex Minerals Limited – Summary of Financial Statements

The financial information set out in the table below for the five accounting periods to 31 March 2009 has been extracted from the published audited consolidated financial statements of Zedex Minerals Limited. These financial statements were prepared in accordance with NZ GAAP, applying full disclosures as a profit-oriented issuer. In accordance with NZ GAAP, Zedex Minerals Limited adopted NZ IFRS on 1 April 2007, therefore the 2007 figures are disclosed under both the previous NZ GAAP and as restated under NZ IFRS. A summary of the adjustments made as a result of the change in accounting policies is given at Note 1 to the summary of financial statements. The full disclosures in respect of the changes are given in the Zedex Minerals Limited financial statements for the year ended 31 March 2008, at note 31.

The full financial statements for the years ended 31 March 2008 and 31 March 2009 include a statement of explicit and unreserved compliance with IFRS.

The summary of financial statements cannot be expected to provide as complete an understanding as provided by the published audited financial statements which are available at www.companies.govt.nz and were authorized for issue on the following dates:

•	Year ended 31 March 2005	15 September 2005
•	Year ended 31 March 2006	30 June 2006
•	Year ended 31 March 2007	29 June 2007
•	Year ended 31 March 2008	27 June 2008
•	Year ended 31 March 2009	30 June 2009

This summary of financial statements has been presented in accordance with FRS-43: Summary Financial Statements and was authorized for issue on 13 November 2009 by the directors of Zedex.

Each of the annual financial statements has been audited in accordance with generally accepted auditing standards in New Zealand and they have all been prepared on a going concern basis. In each case an unqualified opinion was issued. However, the audit report to the 2009 financial statements contains an explanatory paragraph regarding a fundamental uncertainty surrounding the availability of future funding.

	NZ GAAP			NZ IFRS
Consolidated Balance Sheet as at	31/3/05	31/3/06	31/3/07	31/3/07 1	31/3/08	31/3/09
	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000
Current assets
Cash	3,587	864	3,899	3,899	738	479
Receivables	64	-	31	31	226	70
Other assets	13	68	47	47	39	38
	3,664	932	3,977	3,977	1,003	587
Non-current assets
Property, plant & equipment	10	16	34	34	146	144
Exploration & evaluation expenditure	-	14	6,548	6,392	9,050	8,052
Available for sale investments 2	-	-	-	-	15,229
Investment in associate 2	3,249	7,323	7,958	7,655	-	24,987
Other assets	-	359	105	105	63	65
Intangible asset - royalty agreement	-	2,636	2,547	2,547	2,478	2,413
	3,259	10,348	17,192	16,733	26,966	35,661

Total assets	6,923	11,280	21,169	20,710	27,969	36,248
Current liabilities
Trade and other payables	55	404	960	960	611	1,006
Share subscriptions in advance	-	-	1,698	1,698
Interest-bearing borrowings	-	-	4,467	4,467	-	1,316
	55	404	7,125	7,125	611	2,322
Non-current liabilities
Interest-bearing borrowings	-	3,993	-	-	-	-

Total liabilities	55	4,397	7,125	7,125	611	2,322

Net assets	6,868	6,883	14,044	13,585	27,358	33,926
Equity
Contributed equity	11,216	12,433	24,340	24,340	33,346	45,702
Retained deficit	(3,810)	(5,415)	(9,807)	(10,564)	(15,550)	(15,879)
Foreign Currency Translation reserve	(538)	(135)	(489)	(504)	(26)	1,697
Equity Based Compensation reserve	-	-	-	313	1,383	1,807
Available for sale investment revaluation reserve	-	-	-	-	8,205	599
	6,868	6,883	14,044	13,585	27,358	33,926

	NZ GAAP			NZ IFRS
Consolidated Income Statement for the year ended	31/3/05	31/3/06	31/3/07	31/3/07 1	31/3/08	31/3/09
	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000
Summarised income statement
Revenue	1,054	119	245	245	287	206
Finance costs	-	(101)	(1,129)	(1,129)	(987)	(42)
Exploration expenditure write down	-	-	-	-	-	(4,353)
Gain on investment recognised at acquisition 2	-	-	-	-	-	6,739
Share of profit or loss of associates	(288)	(349)	(2,002)	(2,119)	(1,071)	(1,928)
Other expenses	(841)	(1,274)	(1,506)	(1,646)	(3,215)	(951)

Net profit/loss	(75)	(1,605)	(4,392)	(4,649)	(4,986)	(329)

	NZ GAAP			NZ IFRS
Consolidated Statement of Changes in Equity for the year ended	31/3/05	31/3/06	31/3/07	31/3/07 1	31/3/08	31/3/09
	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000
Opening Equity	2,930	6,868	6,882	6,697	13,585	27,357

Opening Contributed Equity	7,232	11,216	12,433	12,433	24,340	33,346
Share capital issued	3,984	-	11,898	11,898	9,006	12,310
Options Issued	-	1,217	9	9	-	46
Closing Contributed Equity	11,216	12,433	24,340	24,340	33,346	45,702

Opening Retained Deficit	(3,735)	(3,810)	(5,415)	(5,915)	(10,564)	(15,550)
Net deficit for the year	(75)	(1,605)	(4,392)	(4,649)	(4,986)	(329)
Closing Retained Deficit	(3,810)	(5,415)	(9,807)	(10,564)	(15,550)	(15,879)

Opening Foreign Currency Translation reserve	(567)	(538)	(135)	179	(504)	(26)
Foreign Currency Translation Gains/(losses)	29	403	(354)	(683)	15	1,723
Transfer to expenditure on partial deemed disposal	-	-	-	-	90	-
Transfer on redesignation of investment	-	-	-	-	373	-
Closing Foreign Currency Translation reserve	(538)	(135)	(489)	(504)	(26)	1,697

Opening Available for sale investment revaluation reserve	-	-	-	-	-	8,205
Transfer on redesignation of investment	-	-	-	-	(373)	-
Net gain/(loss) on available-for-sale investments	-	-	-	-	8,578	(7,606)
Closing Available for sale investment revaluation reserve	-	-	-	-	8,205	599

Opening Equity Based Compensation reserve	-	-	-	313	313	1,383
Cost of share based payment	-	-	-	-	1,070	319
Associate's share based payments	-	-	-	-	-	105
Closing Equity Based Compensation reserve	-	-	-	313	1,383	1,807

Closing Equity	6,868	6,883	14,044	13,585	27,358	33,926

	NZ GAAP			NZ IFRS
Consolidated Statement of Cash Flows for the year ended	31/3/05	31/3/06	31/3/07	31/3/07 1	31/3/08	31/3/09
	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000
Net cash flows from / (used in) operating activities	(866)	(756)	(1,767)	(1,923)	(2,132)	(1,370)
Net cash flows from / (used in) investing activities	3,879	(6,983)	(6,504)	(6,348)	(3,144)	(1,897)
Net cash flows from / (used in) financing activities	210	5,016	11,306	11,306	2,145	3,002
Total net cash flows	3,223	(2,723)	3,035	3,035	(3,131)	(265)
Cash at the beginning of the year	364	3,587	864	864	3,899	738
Effect of foreign exchange rate changes on cash	-	-	-	-	(30)	6

Cash at the end of the year	3,587	864	3,899	3,899	738	479

Notes to the Summarised Financial Statements
1 The adjustments made on conversion of the Zedex financial statements to NZ IFRS were as follows:
i.
Share based payment costs are charged to the income statement under NZ IFRS but under previous NZ GAAP they were not recognised. This results in an increase in loss and an equity reserve for share based payments.

Dr Retained deficit	313,000
Cr Other reserves	313,000

ii.
An adjustment to the investment in associates was made for share based payments. These amounts were added back under previous NZ GAAP for the purposes of determining the Company’s loss as the previous accounting policy was not to expense share based payment costs. On conversion to NZ IFRS, the Company recalculated its share of the associate’s loss as initially reported by the associate.

Dr Retained deficit	303,000
Cr Investment in associate	303,000

iii.	Exploration and evaluation expenditure was adjusted for administrative expenditure which must be expensed in the period in which it occurs under NZ IFRS.
Dr Retained deficit	156,000
Cr Exploration and evaluation	156,000

iv.	The foreign currency translation reserve was adjusted for the exchange differences arising on the retranslation of assets and liabilities held in controlled foreign entities.
Dr Other reserves	15,000
Cr Retained deficit	15,000

2 During the year ended 31 March 2008, Zedex’s interest in Olympus Pacific Minerals Inc reduced from 16.78% to 13.51% when the Directors decided not to participate in a shareholding offer made by Olympus. Management therefore decided that Zedex was no longer able to demonstrate significant influence over the policies and operations of that investment and classified it as available-for-sale. During the year ended 31 March 2009, Zedex purchased shares in Olympus, increasing its shareholding to 29.66% at 31 March 2009. This was considered to give Zedex significant influence over Olympus, therefore the investment was reclassified as an investment in associate and equity accounting was used. As required by NZ IFRS, on acquisition of the investment any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets, liabilities and contingent liabilities is accounted for in accordance with NZ IFRS 3 Business Combinations. The excess of the investor’s share of the net fair value of these assets and liabilities over the cost of the investment has been included as income in Zedex’s income statement. At 31 March 2009, Zedex had accounted for the acquisition using provisional fair values.  Since those financial statements were finalised and an independent valuation of the investment in associate was obtained and this increased the carrying amount (and retained earnings) by NZ$2,062,932. As a result, the carrying amount of the investment of NZ$24.987 million was increased to NZ$27.050 million.

ANNEXURE G:  AUDITOR’S REPORTS

12 November 2009

The Directors
Olympus Pacific Minerals Inc.
Suite 500
10 King Street East
Toronto, ON M5C1C3
CANADA

Dear Directors

Auditors Report dated 12 November 2009 for inclusion in the Amalgamation Proposal

As auditors of Olympus Pacific Minerals Inc we have prepared this report pursuant to clause 28 of Schedule 1 of the Securities Regulations 2009 for inclusion in an Amalgamation Proposal to be dated 13 November 2009.

1.	Directors Responsibilities

1.1	The directors of Olympus Pacific Minerals Inc are responsible for the preparation and presentation of:

(a)
The audited financial statements which give a true and fair view of the state of affairs of Olympus Pacific Minerals Inc and its subsidiaries (“the Company”) as at 31 December 2008 and its financial performance and cashflows for the year ended on that date, as required by clause 23 of Schedule 1 of the Securities Regulations 2009;

(b)
The unaudited interim financial statements which give a true and fair view of the state of affairs of the Company as at 30 June 2009 and its financial performance and cashflows for the six months ended at that date, as required by clause 24 of Schedule 1 of the Securities Regulations 2009;

(c)
The summary of financial statements of the Company for the years ended 31 December 2004, 2005, 2006, 2007, and 2008 and for the six months ended 30 June 2009 as required by clause 9 of Schedule 1 of the Securities Regulations 2009; and

(d)
The summary of financial statements of Zedex Minerals Limited (“Zedex”) for the years ended 31 March 2005, 2006, 2007, 2008, and 2009 as required by clause 12(3) of Schedule 1 of the Securities Regulations 2009.

2.	Auditors Responsibilities

2.1
We are responsible for expressing an independent opinion on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss and cash flows for each of the years in the three year period ended 31 December 2008 presented by the Directors, and reporting our opinion in accordance with clause 28 of Schedule 1 of the Securities Regulations 2009.

2.2
We are also responsible for reporting, in accordance with clause 28(1)(h) of Schedule 1 of the Securities Regulations 2009 on the following matters which have been prepared and presented by the Directors:

(a)	The amounts included in the summary of financial statements of the Company for the years ended 31 December 2004, 2005, 2006, 2007, and 2008 and the six months ended 30 June 2009; and

(b)	The amounts included in the summary of financial statements of Zedex for the years ended 31 March 2005, 2006, 2007, 2008, and 2009.

2.3	We have no relationship with or interests in the Company or any of its subsidiaries other than in our capacities as providers of assurance (including audit) and taxation services.

3.	Basis of Opinion on Company’s Financial Statements for the year ended 31 December 2008

3.1
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

4.	Basis of Opinion on the Company’s Financial Statements for the six months ended 30 June 2009

4.1
In accordance with our engagement letter dated 5 October 2009, we have reviewed the consolidated balance sheet of the Company as at 30 June 2009, the consolidated statements of operations, deficit, accumulated other comprehensive income / loss, and cashflows for the three and six month periods ended 30 June 2009.  These financial statements are the responsibility of the Company’s management.

4.2
We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of and having discussions with persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements.  Accordingly, we do not express such an opinion.  An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

5.	Basis of Opinion on the Summary of the Company’s Financial Statements

5.1
We have compared the amounts set out in the summary of financial statements for the Company, pursuant to clause 9(1) of Schedule 1 of the Securities Regulations 2009, to the audited consolidated financial statements of the Company for the years ended 31 December 2004, 2005, 2006, 2007, and 2008, and the unaudited interim consolidated financial statements for the Company for the six months ended 30 June 2009.

6.	Basis of Opinion on the Summary of Zedex’s Financial Statements

6.1
We have compared the amounts set out in the summary financial statements of Zedex in Annexure F, pursuant to clause 12(3) of Schedule 1 of the Securities Regulations 2009 to the audited financial statements of Zedex for the years ended 31 March 2005, 2006, 2007, 2008, and 2009 as registered with the New Zealand Companies Office and available for viewing at www.companies.govt.nz.  We have not audited or reviewed the financial statements of Zedex from which the Olympus directors have extracted historical financial information of Zedex for the purposes of compiling the Summary.  Consequently, we do not express any opinion, or make any statement of negative assurance, as to whether the Summary Financial Statements are presented fairly.

7.	Unqualified Opinion on the Company’s Financial Statements, the Company’s Summary Financial Statements and Zedex’s Summary Financial Statements

7.1	We have obtained all the information and explanations we have required.

7.2	In our opinion:

(a)	The Company’s accounting records were sufficient to enable us to complete our audit of the consolidated financial statements for the years ended December 31, 2008 and 2007;

(b)
The financial statements of the Company in Annexure E of this Amalgamation Proposal, as required by clause 23 of Schedule 1 of the Securities Regulations 2009, present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

(c)
The amounts or details set out in the summary of the Company financial statements on page [INSERT PAGE NUMBER] of this Amalgamation Proposal, as required by clause 9 of Schedule 1 of the Securities Regulations 2009, have been correctly taken from the audited and unaudited financial statements of the Company from which they were extracted; and

(d)
The amounts or details set out in the summary of the Zedex financial statements in Annexure F on page [INSERT PAGE NUMBER] of this Amalgamation Proposal, as required by clause 12(3) of Schedule 1 of the Securities Regulations 2009, have been correctly taken from the audited financial statements of Zedex from which they were extracted.

7.3
In respect of the financial statements of the Company for the three and six months ended 30 June 2009 included in Annexure E of the Amalgamation Proposal, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

Yours faithfully

/s/ Ernst & Young LLP
Toronto	CHARTERED ACCOUNTANTS
Canada	Licensed Public Accountants

COMPILATION REPORT ON
PRO FORMA CONDENSED COMBINED BALANCE SHEET

To the Board of Directors of Olympus Pacific Minerals Inc.

We have read the accompanying unaudited pro forma condensed combined balance sheet of Olympus Pacific Minerals Inc. (the “Company”) as at June 30, 2009 and have performed the following procedures.

1.
Compared the figures in the column captioned "Olympus US$ 30-Jun-09" to the unaudited interim consolidated financial statements of the Company as at and for the three and six months ended June 30, 2009 and found them to be in agreement.

2.
Compared each of the figures in the column captioned "Zedex Minerals Limited NZ$ 30-Jun-09" to a schedule prepared by management of Zedex Minerals Limited (the "schedule") and found them to be in agreement.  We then compared each of the figures in the schedule to the accounting records of Zedex Minerals Limited and found them to be in agreement. These procedures do not constitute an audit or review of the financial information, and accordingly we do not express any assurance thereon.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma condensed combined balance sheet complies as to form in all material respects with applicable securities legislation.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma condensed combined balance sheet complies as to form in all material respects with applicable securities legislation.

4.	Read the notes to the pro forma condensed combined balance sheet, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of the rate of exchange described in note 1 of the pro forma condensed combined balance sheet to the amounts in the column captioned “Zedex Minerals Limited NZ$ 30-Jun-09” and found the amounts in the column captioned “Zedex Minerals Limited US$ 30-Jun-09” to be arithmetically correct.

6.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Olympus US$ 30-Jun-09" and "Zedex Minerals Limited US$ 30-Jun-09" and found the amounts in the column captioned "Pro forma combined US$ 30-Jun-09" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma condensed combined balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
November 12, 2009	Licensed Public Accountants

ANNEXURE H:  SUMMARY OF INDEPENDENT APPRAISAL REPORT

The following is a summary of the Independent Appraisal Report dated 10 November 2009.  The full report (which is over 170 pages in length) may be viewed on www.zedex.com.au or, alternatively, a copy may be requested from Zedex at the address stated in the Directory on page 145.

ZEDEX MINERALS LIMITED

SUMMARY OF THE
APPRAISAL REPORT

in respect of the offer of shares in Olympus Pacific Minerals Inc. under the proposed Amalgamation with Olympus Pacific Minerals NZ Limited

Prepared by

10 November 2009

The Independent Directors
Zedex Minerals Limited
Level 11
57 Fort Street
Auckland
NEW ZEALAND

10 November 2009

Dear Sirs,

Summary of the Appraisal Report

Please find herewith a summary (the Summary) of our Appraisal Report (Appraisal Report; the Report) to Zedex shareholders in respect of the offer of shares in Olympus Pacific Minerals Inc. under the proposed Amalgamation with Olympus Pacific NZ Limited.

Our full Appraisal Report forms part of the Amalgamation documents lodged with the New Zealand Companies Office and can be viewed on the Zedex Minerals Limited website www.zedex.com.au. The Report is available for inspection at the registered office of Zedex Minerals Limited and will also be sent (upon request) to any person entitled to attend the Special General Meeting of Zedex shareholders to be held in December 2009.

We recommend that all readers of this Summary view the full Appraisal Report which contains detailed information on the proposed Amalgamation including the offer of Olympus Pacific Minerals Inc. shares to Zedex shareholders, profiles on Olympus Pacific Minerals Inc. (Olympus) and Zedex Minerals Limited (Zedex), our findings, and a Technical Assessment Report by Stevens & Associates and Terra Mining Consultants (collectively SATMC) on the respective mineral assets of both companies. The Appraisal Report also includes full details on our sources and reliance on information, disclaimer, indemnity, qualifications, declarations and consents.

Campbell MacPherson confirms that this Summary of our Appraisal Report is a fair summary and is not misleading to the shareholders of Zedex Minerals Limited

1.	Overview of the Proposed Amalgamation

Olympus Pacific Minerals Inc. (Olympus) is a public company incorporated in Canada. Olympus is listed on the Toronto Stock Exchange (TSX), the Frankfurt Stock Exchange and its shares are also traded on the OTCBB in the USA. Zedex Minerals Limited (Zedex) is a public company incorporated in New Zealand and listed on the Australian Securities Exchange (ASX).

Zedex currently holds 65,551,043 shares in Olympus representing 26.28% of Olympus’ issued capital of 249,476,531 shares. Zedex currently have one nominated Director, John Seton, on the Board of Olympus. In addition to its shareholding in Olympus, Zedex is also entitled to a 2% gross production royalty in respect of Olympus’ 80% share in the Bong Mieu property in Vietnam.

Zedex and Olympus have entered into an Amalgamation Implementation Agreement dated 10 November 2009 (Amalgamation Implementation Agreement), whereby Zedex will amalgamate with Olympus Pacific Minerals NZ Limited (Olympus NZ) a New Zealand registered company and indirect wholly owned subsidiary of Olympus. Olympus has also prepared a combined investment statement and prospectus (Amalgamation Proposal) to Zedex shareholders with details of the offer of Olympus securities.

Key terms of the proposed amalgamation (Amalgamation) include:

▪
Zedex and Olympus NZ will merge, and Olympus NZ will continue as the surviving legal entity and will succeed to all the property, rights, powers, privileges, liabilities and obligations of Zedex (including the 65,551,043 Olympus shares currently held by Zedex);

▪	Zedex will be removed from the New Zealand Companies Register and will be de-listed from ASX and Zedex will cease to exist as a separate legal entity;

▪
Zedex shareholders (other than those who exercise their Minority Buy-out Rights) will receive 1 Olympus share (in the form of an Olympus CDI if Olympus is listed on the ASX) for every 2.4 Zedex shares.   Their Zedex shares will then be cancelled.

▪
In aggregate (subject to rounding down for fractional entitlements and assuming no Zedex shareholders exercise their Minority Buy-out Rights), Zedex shareholders will receive 119,778,322 Olympus shares (or Olympus CDIs, as the case may be) comprising:

▪	the 65,551,043 Olympus shares currently held by Zedex (which shares will vest in Olympus NZ upon the Amalgamation becoming Effective); and

▪	54,227,279 new Olympus shares to be issued by Olympus on behalf of Olympus NZ.

Zedex has a total of 10,550,000 options on issue whereby Zedex option holders can subscribe for Zedex shares.  Zedex and Olympus propose entering into an agreement with each of the Zedex option holders pursuant to which each option holder will agree that on the Effective Date they will exchange their Zedex options for convertible securities entitling them to subscribe for Olympus shares.  The Olympus Exchange Options to be issued to the Zedex option holders will have similar terms as the Zedex options already on issue except that:

▪	each Zedex option holder will receive one Olympus Exchange Option for every 2.4 Zedex options currently held; and

▪
the exercise price of the Olympus Exchange Options will be 240% of the exercise price of the current Zedex options and will be converted from AUD to CAD at the exchange rate prevailing on the Effective Date.

The Amalgamation is subject to various conditions including passing of a special resolution requiring approval of not less than 75% of votes cast by Zedex shareholders.

Olympus intends to apply for the admission of its shares to the Official List of the ASX, in the form of CHESS Depository Interests (CDI).  Subject to the Amalgamation proceeding, and Olympus being admitted to the Official List of the ASX, Zedex shareholders will receive Olympus CDIs. Alternatively, they will receive Olympus shares (tradable on the TSX).

For the Amalgamation to be implemented, the Amalgamation Proposal must be approved by a special resolution of Zedex shareholders.  For that resolution to be passed, a majority of 75 percent or more of the votes cast on the resolution must be cast in favour of the resolution. A Special General Meeting (SGM) of Zedex shareholders will be held in December 2009 to vote on the Amalgamation.

The Amalgamation Proposal also needs to be approved by a special resolution of Olympus NZ shareholders, however as Olympus NZ is an indirect wholly-owned subsidiary of Olympus this resolution will be passed by way of a resolution in writing under section 122 of the Companies Act.

In addition to obtaining the necessary shareholder approvals, the implementation of the Amalgamation is subject to a number of conditions being satisfied or waived on or before the date at which the Amalgamation comes into effect (the Effective Date), including the obtaining of all necessary regulatory approvals.

2.	Ownership Structure following the Amalgamation

Olympus currently has 249,476,531 ordinary shares on issue. If the Amalgamation proceeds then Zedex shareholders will receive 119,778,322 Olympus shares (or CDIs) comprising the 65,551,043 Olympus shares currently held by Zedex (to be vested in Olympus NZ upon Amalgamation) and 54,227,279 new Olympus shares to be issued by Olympus on behalf of Olympus NZ. Following the Amalgamation current shareholders of Zedex would hold 39.44% of the issued securities in Olympus.

Key shareholders of Olympus following completion of the Amalgamation would be Dragon Capital Group (through its various funds) (collectively Dragon Capital), VinaCapital Group (directly and through VOF Investment Ltd) (collectively VinaCapital) and entities associated with New Zealand investor Alan Hubbard (collectively Alan Hubbard). Anticipated holdings of issued securities in Olympus by these groups (assuming no Minority Buy-out Rights are exercised) are Dragon Capital 32.41%, VinaCapital 9.66% and Alan Hubbard 7.08%.

In addition to the ordinary shares on issue, Olympus will also have 41,340,570 unlisted options on issue following the Amalgamation. These will comprise 36,944,744 options currently issued by Olympus, together with a further 4,395,826 options to be issued to Zedex option holders as part of the Amalgamation.

We are advised by Olympus that current Zedex director Leslie Robinson will be recommended to the Olympus Nomination Committee following the amalgamation as a suitable new Director of Olympus subject to appropriate regulatory and shareholder approval as required.

3.	No Regulatory Requirement

Zedex is a public New Zealand registered company listed on the ASX. As such it is subject to ASX listing rules and New Zealand legislation including the New Zealand Companies Act. Zedex and Olympus NZ plan to amalgamate under Part XIII of the Companies Act.

We are advised by Zedex that, under the Amalgamation, an independent expert report is not required by the ASX. Furthermore, as the Amalgamation does not constitute a takeover offer under the New Zealand Takeovers Code, an Independent Adviser’s Report is also not required.

Notwithstanding the above the Board of Directors of Zedex believe it is best practice corporate governance to commission an Appraisal Report to assist Zedex shareholders with their assessment of the merits of the Amalgamation Proposal.

Olympus has prepared the Amalgamation Proposal which is a combined investment statement and prospectus prepared for the purposes of the Securities Act 1978 and the Securities Regulations 2009 and an amalgamation proposal for the purposes of Part XIII of the Companies Act 1993.

4.	Purpose of the Report

The Independent Directors of Zedex have requested Campbell MacPherson Limited (Campbell MacPherson) to provide an Appraisal Report on the merits of the offer of shares in Olympus to Zedex shareholders under the Amalgamation (the Offer) and to determine whether the terms of the Amalgamation are fair to Zedex shareholders. This Report has been prepared for the benefit of Zedex shareholders to assist them in determining whether or not to vote in favour of the Special Resolution in respect of the Amalgamation.

The Appraisal Report is not an Independent Expert’s Report required under the Australian Corporations Act nor is it an Independent Adviser’s Report required under the New Zealand Takeovers Code. The sole purpose of the Appraisal Report is to provide Campbell MacPherson’s opinion to Zedex shareholders on the offer of shares in Olympus under the Amalgamation.

Acceptance or rejection of the Amalgamation is a matter for individual shareholders of Zedex to decide based on a range of factors including their own views on the respective values of Olympus and Zedex, future market conditions, risk profile, liquidity preference, tax position and other factors. Shareholders should consider all of these factors and consult their own professional adviser where appropriate.

The Appraisal Report and this Summary are not to be used for any other purpose without our prior written consent.

5.	Our Approach

For the purposes of the Appraisal Report, Campbell MacPherson has undertaken an assessment of the merits and fairness of the Amalgamation. We are of the view that this assessment should focus on:

▪	The assessed value of Zedex shares and the value of the consideration to be received by Zedex shareholders;

▪	The assessed value of Zedex options and the value of the consideration to be received by Zedex option holders;

▪	The likelihood of alternative offers;

▪	The likelihood of the Amalgamation being completed;

▪	The implications for Zedex shareholders of not approving the Amalgamation;

▪	Other advantages/disadvantages for Zedex shareholders of approving the Amalgamation.

Campbell MacPherson has engaged the services of specialist geological and mining consultants SATMC to provide a Technical Assessment Report (the SATMC Report) on the mineral assets of Olympus and Zedex to assist Campbell MacPherson in the preparation of the Appraisal Report.

SATMC have previously (either individually or together) completed public independent technical reports for Olympus that comply with Canadian National Instrument 43-101 (NI 43-101) guidelines and/or have completed public independent technical reports for Zedex that comply with Joint Ore Reserves Committee (JORC) guidelines (JORC Code). The SATMC Report is attached as Appendix IV to the Appraisal Report.

6.	Overview of Zedex Minerals Limited

Zedex is a mineral exploration and development company with a focus on South East Asia. The company was incorporated in 1999 and completed a listing and initial public offering (IPO) on the Australian Stock Exchange (ASX) in 2006.

Zedex’s operations are focused on gold exploration in South East Asia. The company’s key project is the Bau Gold Project in Sarawak where it holds a 50.05% interest in joint venture with a Malaysian mining group. The Bau Gold Project currently has established JORC compliant indicated and inferred gold resources totalling 1.612 million ounces. Other projects include the Tien Thuan Gold Project (75% development interest) in Vietnam and the Enmore Project in Australia.

As previously stated Zedex holds 65,551,043 shares in Olympus representing 26.28% of Olympus’ issued capital. Zedex also holds a royalty agreement (the Bong Mieu Royalty) which entitles it to 2% of the net sales attributable to Olympus in the Bong Mieu Property.

Zedex currently has a Board of four directors comprising John Seton (Chairman), Paul Seton (Director), Alan Eggers (Independent Director) and Leslie Robinson (Independent Director).

Zedex currently has 287,467,973 shares on issue. Major shareholding stakes are largely held by nominee companies which have limited visibility in terms of their underlying beneficial interests. We are advised by Zedex that major shareholders comprise VinaCapital which holds a total beneficial interest in 33,557,777 shares representing 11.67% of the securities on issue, and Dragon Capital which holds a total beneficial interest in 20,975,000 shares representing 7.30% of the Zedex securities on issue.

The share price of Zedex has varied widely over the last 2 years from a high of AUD 0.40 in October 2007 to a low of AUD 0.019 in January 2009. The stock has seen a modest rally in price since January 2009 and closed at AUD 0.105 as at 12 October 2009.

Zedex currently has 10,550,000 unlisted options on issue. These options were issued as incentive options to Zedex directors and senior management and have exercise prices ranging from AUD 0.25 to 0.40 per Zedex share.

7.	Overview of Olympus Pacific Minerals Inc.

Olympus is a Canadian Business Corporation under the Canada Business Corporations Act and was originally incorporated in 1951. The Company’s mineral development activities are focused on gold projects in South-East Asia, and in particular in Vietnam. Olympus has a vision of becoming an intermediate gold producer in South East Asia.

Olympus NZ was incorporated in New Zealand on 13 October 2009 and is an indirect wholly owned subsidiary of Olympus. The sole purpose of Olympus NZ is to act as the vehicle for the Amalgamation of Olympus with Zedex.

Olympus has two key mineral properties, Bong Mieu and Phuoc Son, both located in Vietnam. The company also holds an interest in the Capcapo property located in the Philippines. Olympus manages its mineral property interests through various subsidiary companies and holds an 80% interest in the Bong Mieu Property and an 85% interest in the Phuoc Son Property.

The Bong Mieu Property is covered by a 25 year Investment Certificate expiring on 5 March 2016 and includes key projects known as Bong Mieu Central (Ho Gan), Bong Mieu Underground (Nui Kem) and Bong Mieu East (Ho Ray and Thac Trang). Bong Mieu has established proven and probable gold reserves (Reserves P&P) comprising 26,946 contained ounces of gold and total measured, indicated and inferred gold resources (Resources MI&I) comprising 402,644 contained ounces of gold (inclusive of reserves). When the historical resources at Nui Kem1 are included then total contained gold increases to 756,071 ounces.

The Phuoc Son Property is covered by an Investment Certificate expiring on 20 October, 2033. Total Reserves P&P at Phuoc Son comprise 233,150 contained ounces of gold located within the Dak Sa north and south deposits. Total Resources MI&I at Phuoc Son comprise 647,110 contained ounces of gold (inclusive of reserves).

Olympus entered into commercial production in October 2006 through the development of the Bong Mieu Central Mine. Gold production commenced from the Bong Mieu Underground Mine (Nui Kem) in the second quarter of 2008 and toll processing of ore from Phuoc Son commenced in the third quarter of 2008. Total gold production from Bong Mieu and Phuoc Son has increased each year and comprised 9,737 ounces in 2007, 11,191 ounces in 2008 and is forecast to reach almost 23,000 ounces in 2009.

On 18 September 2009 Olympus announced that it had mandated Macquarie Bank Limited (MBL) to act as the sole arranger for project loan facilities to fund mine expansion and plant construction at its operating Phuoc Son Gold Mine.

Olympus currently has a Board of four directors comprising David Seton (Executive Chairman and CEO), Jon Morda (Independent Director), John Seton (Director and Zedex nominee) and T. Douglas Willock (Independent Director).

Olympus’ capital structure currently consists of:

▪	249,476,531 fully paid ordinary shares
▪	36,944,744 unlisted options

Major shareholders in Olympus include Dragon Capital, VinaCapital and entities associated with private NZ based investor and businessman Alan Hubbard. We are advised by Olympus that Dragon Capital Group holds a total of 89,679,601 shares in Olympus representing 35.95% of Olympus’ issued capital. These shares are split between five different Dragon Capital funds. VinaCapital holds a total of 15,352,014 shares in Olympus representing 6.15% of Olympus’ issued capital.  Interests associated with Alan Hubbard hold a total of 20,000,000 shares in Olympus representing 8.02% of Olympus’ issued capital.

Over the last 2 years Olympus’ shares have traded in a wide range from a high of CAD 0.60 in October 2007 to as low as CAD 0.04 per share in October 2008. The stock has rallied strongly since October 2008 and closed at CAD 0.295 as at 9 October 2009.

Olympus currently has a total of 36,944,744 unlisted options on issue with exercise prices ranging from CAD 0.12 to 0.75 per Olympus share.

8.	Evaluation of the Fairness and Merits of the Offer

________________________
2	For further information on the JORC-compliance of the Nui Kem deposit, refer to Section 5 “Summary of Bong Mieu Gold Property Ore Reserve and Mineral Resource Estimates” in the Amalgamation Proposal.

Having given due regard to all the relevant factors it is our opinion that the offer of shares pursuant to the Amalgamation terms and conditions are fair to Zedex shareholders and that the potential benefits of the Amalgamation significantly outweigh the disadvantages.

Campbell MacPherson has used three key methods to assess the underlying fair market value of Zedex shares and the value of the consideration being offered by Olympus for those shares.

▪	Recent Market Capitalisation (adjusted for a Control Premium where appropriate)

▪	Comparative Company EV/Resources (adjusted for a Control Premium where appropriate)

▪	Assessed Net Asset Value

As both Olympus and Zedex are public listed companies our view is that recent market capitalisation should be given the greatest weighting in terms of our valuation assessments.

We note that the Net Asset Value methodology includes reliance (with fair value adjustments) on technical valuations prepared on Olympus and Zedex mineral assets by SATMC as part of their report as well as cashflow projections provided by Olympus management in respect of future mining operations.

Based on our analysis, we have assessed the fair value of 100% of Zedex ordinary shares to be in the range of USD 0.089 – 0.123 per share as shown in the summary table below.

Zedex Summary Valuation Results		Zedex Valuation USD / ZDX share
Methodology	Notes
		Low	High
Recent Market Capitalization (incl Control Premium)		0.070	0.101
Comparative Company EV/Resources (MI&I) (incl Control Premium)		0.125	0.160
Assessed NAV + share of assessed OYM		0.093	0.130

Assessed value of Zedex share		0.089	0.123

We have assessed the fair value of the consideration being offered by Olympus to Zedex shareholders under the Amalgamation to be in the range of USD 0.085 to 0.111 per Zedex share as shown in the summary table below.

Olympus Consideration – Summary Valuation Results		Olympus Consideration USD / ZDX share
Methodology	Notes
		Low	High
Recent Market Capitalization		0.085	0.101
Comparative Company EV/Resources (MI&I)		0.090	0.107
Assessed NAV (incl Minority Discount)		0.079	0.135

Assessed value of Consideration		0.085	0.111

Our assessed valuation range for Zedex shares overlaps to a significant extent with our assessed value of the consideration being offered by Olympus. In our opinion the offer is therefore fair to Zedex shareholders.

In addition to the valuation assessments above, other factors we have taken into account in our assessment of the fairness and merits of the Amalgamation in relation to Zedex shareholders are:

▪	The directors of both Olympus and Zedex unanimously support the Amalgamation;

▪	The Independent Directors of Zedex and Olympus believe that the Amalgamation will provide benefits for shareholders including:

•	Combined higher total market capitalisation should improve market visibility. This may result in improved ability to raise capital and better opportunities to source project finance.

•	Combining the companies will create a small to mid-size gold producer with a portfolio of both mining assets and exploration targets across South East Asia.

•	Zedex shareholders will gain access to the considerable technical expertise and personnel within Olympus including expertise and experience in bringing new mines into production.

•	The addition of Zedex’s Malaysian project and other projects to the Olympus mining asset portfolio will diversify country risk.

•
There is likely to be some cost benefits from combining the corporate offices and board rationalisation plus potentially lower associated compliance and listing expenses. However, these are likely to be outweighed by initial Amalgamation transactional and advisory costs.

▪
The offer ratio of 1 Olympus share for every 2.4 Zedex shares represents a premium of 20% to the share price of Olympus (as at 12 October 2009) which is similar to other comparable transactions we have reviewed.

▪	In our view, following discussions with the independent directors of Zedex, the likelihood of alternative offers for Zedex is negligible.

▪
In our view the Amalgamation will deliver a combined business with increased geographical and project diversity and a mix of mining and exploration assets that will reduce the risks that Zedex shareholders are currently exposed to.

▪	Both Zedex and Olympus have been relatively cash constrained over the past 12 months as a result of the global credit crisis and impact on capital markets.

▪	Zedex holds a substantial equity interest in Olympus that could be sold down over time (if the Amalgamation does not proceed) to help fund development of current Zedex projects.

▪	Zedex is currently entitled to the Bong Mieu Royalty which (if the Amalgamation does not proceed) is likely to continue to provide a modest income stream in the future.

▪
Having given due regard to the valuation issues surrounding the conversion of the Zedex options to Olympus Exchange Options we are of the view that the pro-rata conversion methodology used for the Amalgamation is fair to Zedex optionholders and will also not materially adversely effect Zedex shareholders.

▪
Existing Olympus options include 20,755,560 options issued for nil consideration at an exercise price of CAD 0.12 per share. The exercise price of these options is considerably below the recent share price of Olympus (1 month VWAP of CAD 0.288 as at 9 October 2009).

▪
Zedex shareholders who do not wish to participate in the Amalgamation can seek to sell their shares on market prior to the SGM in December 2009. Alternatively, should the Amalgamation proceed, those shareholders that vote against the Amalgamation will be entitled to exercise their Minority Buy-out Rights under Section 110 of the New Zealand Companies Act.

9.	Reliance on Information, Disclaimer and Indemnity

Reliance on Information
During the course of preparing the Report, we have had discussions with and/or received information from the Directors of Zedex Minerals and their legal advisers.

The Independent Directors of Zedex Minerals have confirmed that we have been provided for the purpose of the Report with all information relevant to the proposed Amalgamation that is known to them and that all the information is true and accurate in all material aspects and is not misleading by reason of omission or otherwise.

Including this confirmation, we have obtained all the information that we believe is necessary for the purpose of preparing the Report.

In our opinion, the information set out in the Report is sufficient to enable the Independent Directors and shareholders of Zedex to understand all the relevant factors and to make an informed decision in respect of the offer of shares in Olympus under the Amalgamation Proposal.

In preparing the Report we have relied upon and assumed, without independent verification or audit, the accuracy and completeness of all information that was available from public sources and all information that was furnished to us by Zedex, Olympus and their respective advisers. We do not warrant that our enquiries would reveal any matter which an audit, due diligence review or extensive examination might disclose.

Disclaimer
We have prepared the Report with care and diligence and the statements in the Report are given in good faith and in the belief, on reasonable grounds, that such statements are not false or misleading.  However, in no way do we guarantee or otherwise warrant that any forecasts of future profits, cash flows or financial position of Zedex or Olympus will be achieved.  Forecasts are inherently uncertain.  They are predictions of future events that cannot be assured.  They are based upon assumptions, many of which are beyond the control of Zedex, Olympus and its directors and management.  Actual results will vary from the forecasts, estimates etc and these variations may be significantly more or less favourable.

We assume no responsibility arising in any way whatsoever for errors or omissions (including responsibility to any person for negligence)  for the preparation of the Report to the extent that such errors or omissions result from our reasonable reliance on information provided by others or assumptions disclosed in the Report or assumptions reasonably taken as implicit.

Our evaluation has been arrived at based on economic, exchange rate, market and other conditions prevailing at the date of this Report.  Such conditions may change significantly over relatively short periods of time.  We have no obligation or undertaking to advise any person of any change in circumstances which comes to our attention after the date of this Report or to review, revise or update our Report.

We have had no involvement in the preparation of the Amalgamation Proposal or Notice of Meeting issued by Olympus and have not verified or approved its contents.  We do not accept any responsibility for the contents of the Amalgamation Proposal or the Notice of Meeting.

Indemnity
Zedex has agreed that, to the extent permitted by law, it will indemnify Campbell MacPherson and its directors and employees in respect of any liability suffered or incurred as a result of or in connection with the preparation of the Report.  This indemnity does not apply in respect of any negligence, wilful misconduct or breach of law.

Zedex has also agreed to indemnify Campbell MacPherson and its directors and employees for time incurred and any costs in relation to any inquiry or proceeding initiated by any person. Where Campbell MacPherson or its directors and employees are found liable for or guilty of negligence, wilful misconduct or breach of law or terms of reference Campbell MacPherson shall reimburse such costs.

10.	Qualifications, Declarations and Consents

Qualifications
Campbell MacPherson is an Auckland investment bank and corporate finance advisory firm.  It advises on mergers and acquisitions, prepares independent expert’s reports and provides valuation advice.

The persons in the Company responsible for issuing the Report are Stephen Burns, Tony Haworth and Alistair Ward.

Campbell MacPherson has experience in the independent investigation of transactions and issuing of opinions on the merits and fairness of the terms and financial conditions of such transactions.

Independence
Campbell MacPherson does not have at the date of the Report, and has not had, any shareholding in or other relationship with Zedex Minerals or Olympus that could affect our ability to provide an unbiased opinion in relation to the offer of Olympus shares to Zedex shareholders under the Amalgamation Proposal.

Campbell MacPherson has not had any part in the formulation of the Amalgamation Proposal or any aspects thereof.  Campbell MacPherson will receive a fixed fee for the preparation of the Report.  This fee is not contingent on the conclusions of the Report or the outcome of the SGM. We will receive no other benefit from the preparation of the Report.

Declarations
Advance drafts of the Report were provided to the Independent Directors of Zedex for their comments as to factual accuracy as opposed to opinions, which are the responsibility of Campbell MacPherson alone.  Changes made to the Report as a result of the circulation of the drafts have not changed the methodology or conclusions reached by Campbell MacPherson.

Our terms of reference for this engagement did not contain any term which materially restricted the scope of this Report.

Consents
We consent to the issuing of the Report in the form and context in which it is to be included in the Amalgamation Proposal to be sent to Zedex shareholders.  Neither the whole nor any part of the Report, nor any reference thereto may be included in any other document without our prior written consent as to the form and context in which it appears.

Yours sincerely,

/s/ Alistair Ward
Alistair Ward
Director & Principal